     As filed with the Securities and Exchange Commission on December 14, 1999
                                                         Registration No. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                --------------
                                    FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                                --------------
                                BLOCKBUSTER INC.
             (Exact name of registrant as specified in its charter)

              Delaware                     7841                     52-1655102
  (State or other jurisdiction of    (Primary Standard           (I.R.S. Employer
   incorporation or organization)       Industrial            Identification Number)
                                      Classification
                                        Code Number)

                                --------------
                                1201 Elm Street
                              Dallas, Texas 75270
                                 (214) 854-3000
                (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                                --------------
                                Edward B. Stead
            Executive Vice President, General Counsel and Secretary
                                Blockbuster Inc.
                                1201 Elm Street
                              Dallas, Texas 75270
                                 (214) 854-3000
             (Name, address, including zip code, and telephone number,
                    including area code, of agent for service)
                                --------------
                                   Copies to:
    Stephen T. Giove        Michael D. Fricklas
   Shearman & Sterling    Senior Vice President,
  599 Lexington Avenue      General Counsel and
New York, New York 10022         Secretary
     (212) 848-4000             Viacom Inc.
                               1515 Broadway
                         New York, New York 10036
                              (212) 258-6000
                                --------------
   Approximate date of commencement of proposed sale to the public: Upon completion of the exchange offer referred to in this document.

   If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box: [_]

   If this Form is filed to register additional securities for an offering under Rule 462(b) under the Securities Act of 1933, as amended, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [_]

   If this Form is a post-effective amendment filed under Rule 462(d) under the Securities Act of 1933, as amended, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [_]

                                --------------

                          CALCULATION OF REGISTRATION FEE
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                                                    Proposed Maximum
             Title of Each Class of                Amount to be    Aggregate Offering     Amount of
          Securities to be Registered              Registered(1)        Price(2)      Registration Fee
------------------------------------------------------------------------------------------------------
Class A Common Stock, $.01 par value............    144,000,000      $2,092,500,038       $552,421

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
(1) The maximum number of shares of class A common stock of Blockbuster Inc. offered in exchange for shares of class A common stock, par value $.01 per share, and class B common stock, par value $.01 per share, of Viacom Inc., as described in the Prospectus-Offer to Exchange filed as part of this Registration Statement.
(2) Estimated solely for purposes of calculating the registration fee and computed under Rule 457(f)(1) under the Securities Act of 1933, as amended, based on $52.21875, the average of the high and low sale prices of Viacom class B common stock reported on the New York Stock Exchange Composite Tape on December 7, 1999 for the shares of Viacom class A and class B common stock to be received by Viacom in exchange for shares of Blockbuster class
    A common stock.

                                --------------
   The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said
Section 8(a), may determine.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

PROSPECTUS-OFFER TO EXCHANGE

                                  Viacom Inc.
                               Offer to Exchange
                        Shares of Class A Common Stock
                                      of

                               Blockbuster Inc.,
                          which are owned by Viacom,
                               for each share of
                 Class A Common Stock or Class B Common Stock
                                      of

                                  Viacom Inc.


   THIS EXCHANGE OFFER WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON
                  , 2000, UNLESS THIS EXCHANGE OFFER IS EXTENDED.


   Viacom shareholders who elect to participate in this exchange offer will
receive from Viacom     shares of Blockbuster class A common stock for each
share of Viacom class A or class B common stock tendered.


                               ----------------

   The terms and conditions of this exchange offer are described in this document, which you should read carefully. Neither Viacom, Blockbuster nor any of their respective directors or officers makes any recommendation as to whether you should participate in this exchange offer. You must make your own decision after reading this document and consulting with your advisors.

                               ----------------

   The shares of Blockbuster class A common stock are listed and traded on the New York Stock Exchange under the symbol "BBI." The shares of Viacom class A and class B common stock are listed and traded on the New York Stock Exchange under the symbols "VIA" and "VIA.B," respectively.

                               ----------------

   Investing in shares of Blockbuster class A common stock involves risks. See "Risk Factors" beginning on page 16.

                               ----------------


   Neither the Securities and Exchange Commission nor any state securities regulators have approved or disapproved of these securities or determined if this document is truthful or complete. Any representation to the contrary is a criminal offense.


   Viacom has retained the services of      as information agent to assist you
in connection with this exchange offer. You may call        at       (toll
free) in the United States to request additional documents and to ask any
questions or at       (collect) elsewhere.

                               ----------------

                The Dealer Manager for this exchange offer is:



             , 2000

                               TABLE OF CONTENTS

                                                                           Page
                                                                           ----
Questions And Answers about this Exchange Offer...........................   3
Summary...................................................................   8
Risk Factors..............................................................  16
  Risk Factors Relating to Blockbuster's Business and Industry............  16
   New Technologies May Reduce Public Demand for Blockbuster's Products...  16
   Blockbuster's Industry Would Lose a Significant Competitive Advantage
    if the Movie Studios Adversely Change Their Current Distribution
    Practices.............................................................  17
   Blockbuster's Internet Revenues Could be Adversely Affected if
    Blockbuster is Unable to Compete Effectively in the E-Commerce Market
    for Its Products......................................................  18
   Because Margins on Sell-through Products Are Lower Than Rental Margins,
    Blockbuster Could Be Materially Adversely Affected If a Greater
    Proportion of Newly Released Movies Were Initially Priced as a Sell-
    through Product in the United States and Consumers Desired to Own
    These Movies..........................................................  18
   Significant Benefits Would Be Lost and Blockbuster Would Be Materially
    Adversely Affected If Blockbuster's Revenue-Sharing Agreements Were
    Materially Adversely Changed or Discontinued..........................  18
   If the Average Sales Price for the Previously Viewed Tapes Obtained
    Under Revenue-Sharing Is Not at or Above an Expected Price,
    Blockbuster's Expected Gross Margins May Be Adversely Affected........  19
   Blockbuster Has Had Limited Experience with its New Business Model and
    Cannot Assure You That it Will Operate Profitably in the Future Under
    this New Model........................................................  19
   Blockbuster May Be Unable to Fully Execute its New Store Expansion.....  19
   Blockbuster Cannot Assure You as to the Profitability of Newly Added
    Stores................................................................  20
   Newly Opened Stores May Adversely Affect the Profitability of Pre-
    existing Stores.......................................................  20
   Blockbuster May Be Liable for Lease Payments Related to Blockbuster
    Music Stores..........................................................  20
   Blockbuster Could Be Materially and Adversely Affected if its
    Centralized Domestic Distribution Center is Shut Down.................  20
   As a Participant in the Home Video Industry, Blockbuster Is Subject to
    Governmental Regulation Particular to its Industry....................  21
   Blockbuster's Historical Consolidated Financial Information May Not Be
    Representative of its Results as a Separate Company...................  21
  Risk Factors Relating to the Shares of Blockbuster Class A Common
   Stock..................................................................  21
   Blockbuster Cannot Predict the Effect that the Separation Will Have on the Price of its Class A Common Stock.................................  21
   Blockbuster's Anti-takeover Provisions May Delay or Prevent a Change of
    Control of Blockbuster, Which Could Adversely Affect the Price of
    Blockbuster Common Stock..............................................  21
   Blockbuster's Stock Price May Fluctuate Significantly Following the
    Separation of Blockbuster from Viacom, and You Could Lose All or Part of Your Investment as a Result........................................  22
  Risk Factors Relating to the Separation of Blockbuster from Viacom......  22
   Tendering Shareholders May Receive a Reduced Premium or May Not Receive
    Any Premium at All in this Exchange Offer.............................  22
   The Internal Revenue Service May Treat the Separation of Blockbuster
    from Viacom as Taxable to Viacom and its Shareholders if
    Representations Made to the Internal Revenue Service Were Inaccurate
    or if Viacom has not Complied with Undertakings it has Made to the
    Internal Revenue Service..............................................  22
Cautionary Statement Concerning Forward-Looking Statements................  24
Separation of Blockbuster from Viacom.....................................  25
This Exchange Offer.......................................................  27
Price Range of Shares of Viacom Class A and Class B Common Stock and
 Dividends................................................................  36
Price Range of Shares of Blockbuster Class A Common Stock and Dividends...  37

Viacom Selected Consolidated Financial Data................................   38
Viacom Unaudited Pro Forma Combined Condensed Financial Data...............   39
Viacom Unaudited Pro Forma Combined Condensed Statements of Operations.....   40
Viacom Unaudited Pro Forma Combined Condensed Balance Sheet................   42
Blockbuster Selected Consolidated Historical Financial and Operating Data..   48
Blockbuster Unaudited Pro Forma Consolidated Financial Data................   50
Blockbuster Pro Forma Consolidated Statements of Operations (Unaudited)....   52
Blockbuster Pro Forma Consolidated Balance Sheet (Unaudited)...............   54
Management's Discussion and Analysis of Financial Condition and Results of
 Operations of Blockbuster.................................................   55
Viacom's Business..........................................................   71
Blockbuster's Industry Overview............................................   74
Blockbuster's Business.....................................................   78
Blockbuster's Management...................................................  101
Related Party Transactions.................................................  111
Principal Stockholders of Shares of Blockbuster Class A and Class B Common
 Stock.....................................................................  118
Description of Blockbuster Capital Stock...................................  119
Comparison of Rights of Holders of Shares of Viacom Class A and Class B
 Common Stock and Blockbuster Class A Common Stock.........................  125
Description of Blockbuster's Credit Agreement..............................  129
Shares Eligible For Future Sale............................................  131
United States Federal Income Tax Consequences..............................  132
Legal Matters..............................................................  133
Experts....................................................................  133
Where You Can Find More Information........................................  134
Index to Consolidated Blockbuster Financial Statements.....................  F-1
Schedule A--Transactions Concerning Shares of Viacom Class A and Class B
 Common Stock..............................................................  A-1

                             QUESTIONS AND ANSWERS
                           ABOUT THIS EXCHANGE OFFER

Explanatory Note

   Viacom has not decided to commence this exchange offer at this time. Viacom's decision to commence this exchange offer is dependent on, among other things, the satisfaction of the following conditions:

  .  the approval of Viacom's board of directors;

  . an improvement in the market price of Blockbuster class A common stock to a price range exceeding $20.00 per share; and

  . the receipt of a supplemental private letter ruling from the Internal Revenue Service confirming that this exchange offer will be tax-free to Viacom and its shareholders taking into account the proposed merger between Viacom and CBS.

This document has been filed with the Securities and Exchange Commission so that Viacom can be in a position to commence this exchange offer as soon as possible after these conditions are satisfied. Unless otherwise noted, disclosures in this document have been made as though the above conditions have been satisfied. Therefore, you should not rely on this document in making any investment decision regarding Viacom or Blockbuster until it is declared effective by the SEC.

   Q1. Why has Viacom decided to separate Blockbuster from Viacom?

   A1.On      , Viacom's board of directors approved a plan to establish
Blockbuster as an independent, stand-alone entity with objectives separate from those of the other businesses of Viacom. Both Viacom and Blockbuster believe that the separation of Blockbuster from Viacom will provide numerous benefits to each company, the most important of which are listed below.

  . Resolution of competitive conflicts involving Blockbuster and Paramount Pictures. Paramount Pictures Corporation, a Viacom affiliate, is in the motion picture business and competes with other movie studios. As a result, Blockbuster believes that the other movie studios, which supply Blockbuster with its movies, consider Blockbuster's affiliation with Paramount Pictures as a conflict of interest. Similarly, because Paramount Pictures supplies movies to Blockbuster's competitors in the video rental market, Viacom believes that Blockbuster's competitors, who are Paramount Pictures customers, view Paramount Pictures as having a conflict of interest. Separating Blockbuster from Viacom will eliminate these competitive concerns.

  . Increase in operating and strategic focus. Viacom and Blockbuster have significantly different strengths and operating strategies. Viacom, as a diversified, content-oriented media business, is focused on creating and capitalizing upon content and brands. Blockbuster, as a home video business, is focused on consumer retailing. After the separation, each company believes it will be able to focus its managerial and financial resources on developing and growing its core businesses.

  . Facilitation of Blockbuster's expansion and growth. Viacom and Blockbuster believe that the separation will enhance Blockbuster's ability to engage in future acquisitions in which Blockbuster's stock is issued as consideration. Although there are no specific plans, Viacom and Blockbuster also believe that the separation will facilitate future partnerships, alliances and other arrangements between Blockbuster and other entities.

  . Provision of effective incentives for Blockbuster employees. The separation will allow Blockbuster to provide incentives to its employees, such as additional Blockbuster stock options, that are more closely linked to Blockbuster's performance and are not affected by the results of Viacom's other businesses.

   Q2. How will the relationship between Blockbuster and Viacom change after this exchange offer is completed?

   A2. The separation of Blockbuster from Viacom is intended to establish Blockbuster as a stand-alone entity. Consequently, Blockbuster will provide all of its own management, financial, tax, accounting, legal and other resources, some of which were previously provided by Viacom. In addition, all the directors designated by Viacom to serve on the board of directors of Blockbuster will resign.

   Q3. Why did Viacom choose this exchange offer as the way to separate Blockbuster from Viacom?

   A3. Viacom believes this exchange offer is a tax efficient way to achieve the goals outlined in Q1 above. It also allows you to adjust your investment between Viacom and Blockbuster on a tax-free basis. This exchange offer is also tax-free to Viacom.

   Q4. May I participate in this exchange offer?

   A4. Any holder of Viacom class A or class B common stock, including holders of Viacom class A or class B common stock that is held through a Viacom or Blockbuster employee benefit plan, may participate in this exchange offer.

   Q5. How many shares of Blockbuster class A common stock will I receive for each share of Viacom class A or class B common stock that I tender?

   A5. You will receive     shares of Blockbuster class A common stock for
each share of Viacom class A or class B common stock that you tender and do not withdraw in this exchange offer. This relationship between the number of shares of Blockbuster class A common stock that you will receive in exchange for each share of Viacom class A or class B common stock that you tender is referred to as the exchange ratio.

   Q6. What is the anticipated premium?

   A6. Based on the closing trading prices for shares of Viacom class A and
class B common stock and Blockbuster class A common stock on    , 2000, the
exchange ratio of         would result in a      % and      % premium for the
Viacom class A and class B common stock, respectively. That is, tendering Viacom shareholders will receive shares of Blockbuster class A common stock with a market value greater than the market value of the shares of Viacom class A or class B common stock being tendered. Because market prices for shares of Blockbuster class A common stock and Viacom class A and class B common stock will fluctuate over the course of this exchange offer, the size of the premium, if any, will also fluctuate over the course of this exchange offer. Viacom also cannot predict the prices at which shares of Blockbuster class A common stock or Viacom class A or class B common stock will trade in the future.

   You can calculate the anticipated premium expressed as a percentage using the following formula:

  (         (exchange ratio) x (price of one share of                )
  (              Blockbuster class A common stock)                   )
  (-------------------------------------------------------------- - 1) x 100
  ((price of one share of Viacom class A or class B common stock)    )

   For example: Assume a price of $   per share of Viacom class A or class B
common stock and a price of $   per share of Blockbuster class A common stock.
At an exchange ratio of       shares of Blockbuster class A common stock for
each share of Viacom class A or class B common stock, the premium would be
about   %. The closing trading prices on the NYSE on        , 2000 for shares
of Viacom class A and class B common stock and Blockbuster class A common
stock were     ,      and     , respectively.

   Q7.How many shares of Blockbuster class A common stock are being offered by Viacom in this exchange offer?

   A7.Viacom is offering to exchange all of the 144 million shares of Blockbuster common stock that it owns in this exchange offer. Viacom currently owns 144 million shares of Blockbuster class B common stock. Immediately prior to completion of this exchange offer, all of Viacom's 144 million shares of Blockbuster class B common stock will convert into 144 million shares of Blockbuster class A common stock. After completion of this exchange offer, no shares of Blockbuster class B common stock will be outstanding.

   Q8.Are there any conditions regarding Viacom's obligation to complete this exchange offer?

   A8.Yes. Viacom does not have to complete this exchange offer unless the conditions outlined on pages 33-34 are satisfied or waived. In particular,
Viacom will not complete this exchange offer unless at least      shares of
Blockbuster class A common stock that Viacom owns are exchanged in this exchange offer.

   Q9.How many shares of Viacom common stock will be accepted if this exchange offer is completed?

   A9.The number of shares of Viacom common stock that will be accepted if
this exchange offer is completed is between      and      shares.

  .       shares, or   %, of Viacom common stock as of      , 2000, will be
     accepted if Viacom exchanges      shares. This is the minimum number of
     shares of Blockbuster common stock that Viacom has indicated it would exchange in this exchange offer.

  .       shares, or   %, of Viacom common stock as of      , 2000, will be
     accepted if Viacom exchanges all of the 144 million shares of Blockbuster common stock that it owns in this exchange offer.

        and      shares would represent   % and   %, respectively, of Viacom
common stock outstanding as of      , 2000, excluding Viacom common stock
owned by National Amusements, Inc., Viacom's largest shareholder, who is not participating in this exchange offer.

   Q10.What happens if the number of shares of Viacom common stock tendered is
between       and       shares?

   A10.In this case, all of the remaining shares of Blockbuster common stock held by Viacom will be distributed to all remaining Viacom shareholders, including National Amusements, in a pro rata spin-off.

   Q11.What happens if more than    shares of Viacom common stock are
tendered?

   A11.If more than    shares of Viacom common stock are tendered in the
aggregate, all shares of Viacom common stock that are properly tendered will be accepted for exchange on a pro rata basis. This is referred to as proration. An exception to the above is that tenders by shareholders who beneficially own "odd-lots," that is, fewer than 100 shares of Viacom common stock, may elect not to be subject to proration. Proration for each tendering shareholder will be based on the number of shares of Viacom common stock tendered by that shareholder in this exchange offer, and not on that shareholder's aggregate ownership of Viacom. Any shares not accepted for exchange as a result of proration will be returned to tendering shareholders in book-entry form. Viacom will announce its preliminary determination of the extent to which tenders will be prorated by press release promptly after this exchange offer expires. This determination is referred to as the preliminary proration factor. Viacom expects to announce its final determination of the extent to which tenders will be prorated by press release about seven business days after this exchange offer expires. This determination is referred to as the final proration factor.

   Q12.When does this exchange offer expire?

   A12.The period during which you are permitted to tender your shares of Viacom class A or class B common stock in this exchange offer will expire at
12:00 midnight, New York City time, on      , 2000, unless Viacom extends the
expiration of this exchange offer. You must tender your shares prior to expiration if you wish to participate. Viacom may terminate this exchange offer in the circumstances described in "This Exchange Offer -- Extension of Tender Period; Termination; Amendment."

   Q13.How do I participate in this exchange offer?

   A13.The procedures you must follow to participate in this exchange offer will depend on whether you hold your shares of Viacom class A or class B common stock in certificated form, through a bank or broker or through a Viacom or Blockbuster employee benefit plan. For specific instructions about how to participate, see "This Exchange Offer -- Procedures for Tendering Shares of Viacom Class A or Class B Common Stock."

   Q14.Can I tender only a portion of my Viacom class A or class B common stock in this exchange offer?

   A14.Yes. You may tender none, some or all of your Viacom class A or class B common stock.

   Q15.What do I do if I want to retain my Viacom class A or class B common stock?

   A15.If you want to retain your Viacom class A or class B common stock, you do not need to take any action.

   Q16.Can I change my mind after I tender my Viacom class A or class B common stock?

   A16.Yes. You may withdraw your tendered shares at any time before this exchange offer expires. If you change your mind again, you can retender your Viacom class A or class B common stock by following the tender procedures again prior to the expiration of this exchange offer.

   Q17. How soon can I expect delivery of my Blockbuster class A common stock?

   A17.Viacom will deliver its shares of Blockbuster class A common stock by book-entry transfer as soon as practicable after acceptance of shares of Viacom common stock in this exchange offer and determination of the final proration factor.

   Q18.Will I be taxed on the shares of Blockbuster that I receive in this exchange offer?

   A18.On August 3, 1999, the Internal Revenue Service issued a private letter ruling that held this exchange offer and any subsequent spin-off will be tax-free to Viacom and its shareholders for United States federal income tax purposes. However, the proposed merger between Viacom and CBS was not contemplated at the time this private letter ruling was issued. As a result,
Viacom obtained a supplemental private letter ruling on     confirming that
the proposed merger will not adversely affect the tax-free status of this exchange offer or any subsequent spin-off of Blockbuster class A common stock
held by Viacom. The private letter rulings issued in August and         do not
address state, local or foreign tax consequences which may be applicable to Viacom shareholders. You should consult your tax advisor as to your particular tax consequences.

   Q19.Why is National Amusements not participating in this exchange offer?

   A19.In accordance with the private letter rulings Viacom received from the Internal Revenue Service, National Amusements cannot participate in this exchange offer.

   Q20.Are there any appraisal rights for holders of Viacom stock or Blockbuster class A common stock?

   A20.There are no appraisal rights available to Viacom shareholders or Blockbuster stockholders in connection with this exchange offer.

   Q21.Who should I call if I have questions or want copies of additional documents?

   A21.You may call the information agent,    , at      (toll free) in the
United States to ask any questions or to request additional documents,
including copies of this document, or      (collect) elsewhere.

                                    SUMMARY

   As used in this document, unless the context requires otherwise, (1) references to Viacom include Viacom Inc., its consolidated subsidiaries and its ownership interest in equity affiliates and (2) references to Blockbuster include Blockbuster Inc., its consolidated subsidiaries and its ownership interest in equity affiliates. Unless the context otherwise indicates, Viacom has assumed throughout this document that this exchange offer is fully subscribed and that all shares of Blockbuster class A common stock held by Viacom are distributed through this exchange offer. This summary highlights selected information from this document but may not contain all the information that is important to you. To fully understand this exchange offer and for a more complete description of the legal terms of this exchange offer, you should read carefully this entire document and the documents to which Viacom has referred you. To find out how to obtain copies of these documents, see "Where You Can Find More Information."

Viacom

   Viacom is a diversified entertainment company with operations in five segments other than its home video operations. Viacom's operations in its home video business is being separated from Viacom pursuant to this exchange offer. These five segments are:

   (1) Networks

    . The Networks segment operates MTV: MUSIC TELEVISION(R), SHOWTIME(R), NICKELODEON(R), NICK AT NITE(R), VH1 MUSIC FIRST(R) and TV LAND(R), among other program services.

   (2) Entertainment

    . The Entertainment segment, which includes PARAMOUNT PICTURES(R), PARAMOUNT TELEVISION(R), PARAMOUNT STATIONS GROUP and SPELLING ENTERTAINMENT GROUP INC., produces and distributes theatrical motion pictures and television programming and operates or programs 19 broadcast television stations.

   (3) Parks

    . The Parks segment, through PARAMOUNT PARKS(R), owns and operates five theme parks and a themed attraction in the United States and Canada.

   (4) Publishing

    . The Publishing segment publishes and distributes consumer books and related multimedia products under such imprints as SIMON &
       SCHUSTER(R).

   (5) Online

    . The Online segment provides online music and children's destinations featuring entertainment, information, community tools and e-commerce.

   Viacom's principal executive office is located at 1515 Broadway, New York, New York, 10036 and its telephone number is (212) 258-6000.

Proposed Merger with CBS

   Viacom recently announced that its board of directors and the board of directors of CBS have agreed to merge their two companies. Viacom has entered into a merger agreement with CBS. The proposed merger was approved by Viacom
and CBS shareholders on      , 1999. Subject to various regulatory approvals,
the merger is expected to be completed in the first half of 2000.

CBS

   CBS is one of the largest radio and television broadcasters in the United States. CBS operates its business through its Television, Cable and Infinity segments. The Television segment consists of CBS' 16 owned and operated television stations and the CBS television network, and also includes CBS' Internet businesses. CBS acquired television broadcast station KTVT-TV Dallas-Fort Worth, Texas on October 12, 1999. CBS acquired King World Productions, Inc., the distributor of a number of shows, including "The Oprah Winfrey Show," on November 15, 1999. The Cable segment includes CBS' cable networks, consisting of The Nashville Network, Country Music Television and two regional sports networks. The Infinity segment corresponds to Infinity Broadcasting Corporation (NYSE: INF), which conducts CBS' radio and outdoor advertising business. Infinity acquired Outdoor Systems, Inc., a leading outdoor advertising company in North America, on December 7, 1999.

   CBS' Internet businesses include its operation of the Internet sites CBS.com and Country.com, as well as its investments in SportsLine.com, Inc., MarketWatch.com, Inc. and other Internet businesses.

Blockbuster

   Overview

   Blockbuster is the world's leading retailer of rentable home videocassettes, DVDs and video games, with about 6,900 stores in the United States and 25 other countries as of September 30, 1999. Blockbuster operates primarily under the highly recognized BLOCKBUSTER brand name, which, according to The Gallup Organization, achieves nearly 100% recognition with active movie renters in the United States. Based on 1998 industry estimates from Paul Kagan Associates, Inc., a video industry analyst, Blockbuster estimates that its company-operated and franchised stores attained a U.S. market share in excess of 27%, over three times greater than that of its nearest competitor. Its customer transaction database contains information on over 101 million U.S. and Canadian member accounts. Blockbuster estimates that about 59% of the U.S. population lives within three miles of one of its stores. Blockbuster's revenues in 1998 increased 17.5% from 1997, with about 79% of these revenues generated in the United States and about 21% generated outside of the United States. Blockbuster believes that over 1 billion movies and video games have been rented worldwide from its stores or its franchisees within the last 12 months, and of these rental transactions about 750 million were generated from its U.S. company-operated stores. For the year ended December 31, 1998, Blockbuster and its franchisees recorded worldwide revenues of about $4.7 billion, which includes $3.9 billion from its company operations and $0.8 billion from its franchised stores.

   Business Model

   Under the management team led by John F. Antioco, Blockbuster's chairman, president and chief executive officer, Blockbuster developed and implemented a new business model that focuses on its core rental business and has significantly improved customer satisfaction. Most significantly, Blockbuster has entered into domestic revenue-sharing agreements with all of the major Hollywood movie studios. For titles purchased under these agreements, Blockbuster has agreed to share its U.S. rental revenue with the studios for a limited period of time. Blockbuster believes that these agreements have significant benefits to Blockbuster, including:

  . substantially increasing the number of newly released videos in its stores to better satisfy customer demand;

  . contributing to an increase in revenues resulting from an increase in the total number of transactions and the number of videocassettes rented per transaction; and

  . aligning the studios' economic interests more closely with Blockbuster's because the studios share a portion of the rental revenue with Blockbuster for a period of time.

   Under Blockbuster's new business model, quarterly domestic same store rental revenues increased 8.6%, 17.5%, 20.0%, 20.5%, 23.1%, 12.9% and 11.0% in the
seven quarters ended September 30, 1999 compared to the comparable quarters in the prior years.

   Internet Strategy

   Blockbuster believes that the growth of the Internet and the increasing availability of broadband distribution offer opportunities for Blockbuster to capitalize on emerging home entertainment technologies. In particular, Blockbuster believes it is well-positioned to leverage its strong brand name, existing infrastructure and extensive expertise in the video/entertainment industry to create the premier online video and entertainment destination.

   In November 1999, Blockbuster relaunched its website, www.blockbuster.com. The relaunched site has enhanced both the breadth and depth of blockbuster.com's entertainment-related news and information and e-commerce offerings and capabilities.

   In addition, on November 3, 1999, Blockbuster entered into a strategic alliance with America Online Inc. The terms of this alliance provide for a co-branded America Online/Blockbuster website on America Online's Entertainment Channel. America Online and Blockbuster also agreed to extensive cross-marketing and promotional activities and to jointly develop broadband content and delivery. As part of the alliance, America Online, subject to terms and conditions, will acquire about a 2.75% interest in blockbuster.com for $30 million in cash.

   Blockbuster's principal executive office is located at 1201 Elm Street, Dallas, Texas 75270 and its telephone number is (214) 854-3000.

             Viacom Summary Historical and Pro Forma Financial Data

   The summary historical and pro forma financial data presented below have been derived from, and should be read together with, Viacom's audited consolidated financial statements and the accompanying notes included in its annual report on Form 10-K for the year ended December 31, 1998 and the unaudited interim consolidated financial statements and the accompanying notes included in its quarterly report on Form 10-Q for the period ended September 30, 1999, which are incorporated by reference in this document.

   The pro forma financial information is derived from and should be read together with the information provided in the section, "Viacom Unaudited Pro Forma Combined Condensed Financial Data," including the notes thereto. The Viacom pro forma financial information gives effect to the transactions listed below:

  . The separation of Blockbuster through this exchange offer. Solely for purposes of the pro forma financial data, it has been assumed that Viacom would exchange all 144 million shares of Blockbuster common stock that it owns at an exchange ratio of about 3.59 shares of Blockbuster common stock for each share of Viacom common stock, which would result in about 40 million shares of Viacom common stock being exchanged. This exchange ratio is based upon the December 9, 1999 closing market prices of $15.50 for Blockbuster class A common stock and $55.625 for Viacom class B common stock and assumes that no premium is being offered by Viacom. This exchange ratio may not be indicative of the actual exchange ratio.

  .  The proposed merger with CBS, giving pro forma effect to the following:

    -- CBS' acquisition of CBS Radio, Inc., formerly American Radio Systems
       Corporation, in June 1998;

    -- Infinity's initial public offering in December 1998;

    -- CBS' acquisition of King World Productions in November 1999; and

    -- Infinity's acquisition of Outdoor Systems in December 1999.

   The unaudited pro forma combined condensed statement of operations data for the nine months ended September 30, 1999 and the year ended December 31, 1998 are presented as if the separation of Blockbuster from Viacom and all other transactions described above had occurred on January 1, 1998. The unaudited pro forma combined balance sheet data at September 30, 1999 is presented as if the separation of Blockbuster from Viacom and all other transactions described above had occurred on September 30, 1999.

   The summary unaudited pro forma combined financial data is for illustrative purposes only and does not indicate the operating results or financial position that would have been achieved had the separation of Blockbuster from Viacom and all other transactions been completed as of the dates indicated or of the results that may be obtained in the future. In addition, the data does not reflect synergies that might be achieved from combining the operations of Viacom and CBS.

             Viacom Summary Historical and Pro Forma Financial Data
                    (In millions, except per share amounts)

                                                                       Pro Forma Combined
                                                                   --------------------------
                                                    Nine Months                  Nine Months
                             Year Ended or At       Ended or At     Year Ended   Ended or At
                               December 31,        September 30,   December 31, September 30,
                          -----------------------  --------------- ------------ -------------
                           1996    1997    1998     1998    1999       1998         1999
                          ------- ------- -------  ------  ------- ------------ -------------
                                                    (unaudited)           (unaudited)
Statement of Operations
 Data:
Revenues................  $ 9,684 $10,685 $12,096  $8,754  $ 9,286   $16,682       $12,406

Operating income........    1,197     685     752     455      881     1,041         1,085

Earnings (loss) from
 continuing operations
 before income taxes....      410   1,179     137     (28)     573        98           584

Earnings (loss) from
 continuing operations..      152     374     (44)   (133)     239      (451)         (152)

Earnings (loss) from
 continuing operations
 per common share:

 Basic..................      .13     .44    (.10)   (.25)     .33      (.32)         (.11)

 Diluted................      .13     .44    (.10)   (.25)     .32      (.32)         (.11)


Balance Sheet Data:
Total assets............  $28,834 $28,289 $23,613          $24,268                 $70,558

Total long-term debt,
 net of current
 portion................    9,856   7,423   3,813            6,142                   9,372

Shareholders' equity....   12,587  13,384  12,050           10,918                  42,771

                      Unaudited Comparative Per Share Data

   The following table presents historical and pro forma per share data for Viacom giving effect to the completion of this exchange offer at an assumed exchange ratio of about 3.59 shares of Blockbuster common stock for each share of Viacom common stock and to the proposed Viacom/CBS Merger. The pro forma columns reflect the assumed exchange of about 40 million shares of Viacom common stock. This exchange ratio may not be indicative of the actual exchange ratio. The table should be read in conjunction with Viacom's historical consolidated financial statements and notes thereto and with Viacom's unaudited pro forma condensed combined financial statements and notes thereto, appearing elsewhere in this document, as of and for the nine months ended September 30, 1999 and the year ended December 31, 1998.

                              Nine Months Ended or At           Twelve Months Ended or At
                                 September 30, 1999                 December 31, 1998
                         ---------------------------------- ----------------------------------
                                                 Pro Forma                          Pro Forma
                                                  Viacom                             Viacom
                                                as Adjusted                        as Adjusted
                                     Pro Forma      for                 Pro Forma      for
                                      Viacom    Blockbuster              Viacom    Blockbuster
                                    as Adjusted Separation             as Adjusted Separation
                                        for         And                    for         And
                           Viacom   Blockbuster Viacom/CBS    Viacom   Blockbuster Viacom/CBS
                         Historical Separation    Merger    Historical Separation    Merger
                         ---------- ----------- ----------- ---------- ----------- -----------
Earnings (loss) from
 continuing operations
 per common share:
  Basic.................   $  .33      $ .43      $ (.11)     $ (.10)     $.47        $(.32)
  Diluted...............      .32        .42        (.11)       (.10)      .46         (.32)

Book value per common
 share:
  Basic.................   $15.67      $8.82      $29.12      $17.34
  Diluted...............    15.40       8.66       28.88       17.07

Cash dividends per
 common share...........      --         --          --          --        --           --

    Blockbuster Summary Consolidated Historical and Pro Forma Financial Data

   The summary consolidated historical and pro forma financial data presented below have been derived from, and should be read together with, Blockbuster's audited consolidated financial statements and unaudited interim consolidated financial statements and notes thereto, the "Blockbuster Unaudited Pro Forma Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations of Blockbuster," included elsewhere in this document.

                                                                                Pro Forma As Adjusted
                                                                              for Recapitalization and
                                                                               Initial Public Offering
                                                                          ---------------------------------
                           Year Ended or At       Nine Months Ended or     Year Ended  Nine Months Ended or
                             December 31,           At September 30,      December 31,   At September 30,
                         -----------------------  ----------------------  ------------ --------------------
                          1996    1997     1998      1998        1999       1998(1)          1999(1)
                         ------  ------   ------  ----------  ----------  ------------ --------------------
                                                       (unaudited)                   (unaudited)
                               (In millions, except per share amounts and worldwide store data)
Statement of Operations
 Data(2):
Revenues................ $2,942  $3,314   $3,893  $    2,807  $    3,268     $3,893           $3,268
Gross profit............  1,928   1,953    1,937       1,296       1,998      1,937            1,998
Operating income
 (loss)(3)..............    267    (215)    (359)       (385)         81       (359)              81
Income (loss) before
 income taxes...........    249    (269)    (395)       (402)         (6)      (474)               9
Net income (loss).......     78    (318)    (337)       (324)        (62)      (385)             (53)
Net income (loss) per
 share--basic and
 diluted(4)............. $  .54  $(2.21)  $(2.34) $    (2.25) $     (.42)    $(2.20)          $ (.30)
Weighted average shares
 outstanding--basic and
 diluted(4).............    144     144      144         144         150        175              175


Balance Sheet Data:
Cash and cash
 equivalents............ $   59  $  130   $   99  $       84  $      122                      $  122
Rental library, net.....    676     735      441         418         501                         501
Intangibles, net........  6,310   6,193    6,056       6,087       6,016                       6,016
Total assets............  8,795   8,731    8,275       8,281       8,325                       8,325
Long-term debt, less
 current portion(5).....    249     331    1,715         355       1,157                       1,157
Stockholders'
 equity(5)..............  7,784   7,618    5,638       7,103       6,179                       6,179


Cash Flow Data:
Cash flows from
 operating
 activities(6).......... $  985  $  991   $1,235  $      907  $      724
Cash flows used for
 investing
 activities(6).......... (1,235) (1,188)  (1,022)       (741)       (903)
Cash flows from (used
 for) financing
 activities(6)..........    209     269     (241)       (209)        202


Other Data:
EBITDA(7)(8)(9)......... $  599  $  208   $   24  $     (100) $      373
Net income (loss) plus
 intangible
 amortization, net of
 tax(9)(10)(11).........    240    (155)    (173)       (201)         61
Amortization of
 intangibles............    166     169      170         127         129
Depreciation............    166     254      213         157         163
Capital expenditures....    324     262      175         109         267


Worldwide Store Data:
Company-operated stores
 at end of period.......  4,472   5,105    5,283       5,223       5,746
Franchised and joint
 venture stores at end
 of period..............    845     944    1,098       1,010       1,114
Total stores at end of
 period.................  5,317   6,049    6,381       6,233       6,860
Same store revenues
 increase
 (decrease)(12).........    5.1%   (1.8)%   13.3%       12.7%       10.3%

                                            See footnotes on the following page.

--------
 (1) For information regarding the pro forma adjustments made to Blockbuster's historical financial data, see "Blockbuster Unaudited Pro Forma Consolidated Financial Data."
 (2) The statement of operations data for the periods presented do not fully reflect the trends in Blockbuster's business as Blockbuster had significantly different business models during these periods resulting in significant charges. As a result, Blockbuster's statement of operations data for the periods presented are not comparable.
 (3) Operating income (loss) reflects: (1) the $50 million restructuring charge recorded in 1996 primarily related to Blockbuster's corporate relocation and elimination of third-party distributors; (2) $220 million of the $250 million charge recorded in 1997 primarily related to inventory write-downs, closure of underperforming stores and additional expenses associated with Blockbuster's corporate relocation; and (3) the $424 million charge recorded in 1998 related to a change in accounting for videocassette and video game rental amortization. The following table presents operating income (loss) excluding the impact of these special item charges:

                                                             1996 1997   1998
                                                             ---- -----  -----
   Operating income (loss).................................. $267 $(215) $(359)
   Impact of special item charges...........................   50   220    424
                                                             ---- -----  -----
   Operating income, excluding special item charges......... $317 $   5  $  65

 (4) As described in note 1 to Blockbuster's consolidated financial statements for the three years ended or at December 31, 1998, Blockbuster was recapitalized to provide for class A common stock and class B common stock. In accordance with SEC Staff Accounting Bulletin No. 98, the capitalization of Blockbuster class B common stock has been retroactively reflected for the purposes of presenting historical net income (loss) per share for periods prior to its initial public offering. Pro forma weighted average shares outstanding reflect all shares of (a) Blockbuster class B common stock issued and outstanding which are beneficially owned by Viacom and which will be automatically converted into the same number of Blockbuster class A common stock immediately prior to the consummation of this exchange offer and (b) Blockbuster class A common stock issued in Blockbuster's initial public offering, as if these shares had been outstanding since the beginning of each respective period.
 (5) This reflects the December 31, 1998 declaration of a $1.4 billion dividend payable to Viacom International Inc. in the form of an interest-bearing promissory note.
 (6) For information regarding the cash flows data, see the consolidated statements of cash flows and the interim consolidated statements of cash flows.
 (7) EBITDA represents net income (loss) before equity in loss of affiliated companies (net of tax), benefit (provision) for income taxes, interest income, interest expense, other items (net), depreciation and amortization of intangibles. EBITDA may differ in the method of calculation from similarly titled measures used by other companies.
 (8) EBITDA includes: (1) the $50 million restructuring charge recorded in 1996 primarily related to Blockbuster's corporate relocation and elimination of third-party distributors; (2) the $175 million effect on EBITDA of the $250 million charge recorded in 1997 primarily related to inventory write-downs, closure of underperforming stores and additional expenses associated with Blockbuster's corporate relocation; and (3) the $424 million charge recorded in 1998 related to a change in accounting for videocassette and game rental amortization. See notes 3 and 4 of Blockbuster's consolidated financial statements for the three years ended or at December 31, 1998 included elsewhere in this document.
 (9) "EBITDA" and "net income (loss) plus intangible amortization, net of tax" are presented here to provide additional information about Blockbuster's operations. These items should be considered in addition to, but not as a substitute for or superior to, operating income, net income, cash flow and other measures of financial performance prepared in accordance with generally accepted accounting principles.
(10) Net income (loss) plus intangible amortization, net of tax, includes: (1) the $50 million restructuring charge recorded in 1996 primarily related to Blockbuster's corporate relocation and elimination of third-party distributors; (2) the $250 million charge recorded in 1997 primarily related to inventory write-downs, closure of underperforming stores and additional expenses associated with Blockbuster's corporate relocation; and (3) the $424 million charge recorded in 1998 related to a change in accounting for videocassette and game rental amortization. See notes 3 and 4 of Blockbuster's consolidated financial statements for the three years ended or at December 31, 1998 included elsewhere in this document.
(11) Intangible amortization, net of tax, included in this item is primarily related to goodwill.
(12) A store is included in the same store revenue calculation after it has been opened and operated by Blockbuster for more than 52 weeks. An acquired store becomes part of the same store base in the 53rd week after its acquisition and conversion to the Blockbuster format. The percentage change is computed by comparing total net revenues for same stores as defined above at the end of the applicable reporting period with total net revenues from these same stores for the comparable period in the prior year.

                                 RISK FACTORS

   You should consider carefully all of the information set forth or incorporated by reference in this document and, in particular, the following risk factors in considering whether or not to tender your shares of Viacom class A or class B common stock under this exchange offer.

   The risk factors have been separated into three groups:

  .  risks that relate to Blockbuster's business and industry;

  .  risks that relate to Blockbuster class A common stock; and

  .  risks that relate to the separation of Blockbuster from Viacom.

   In addition, the risks described below are not the only ones facing Blockbuster. The risks described below are considered to be the most material. However, there may be additional risks that are viewed as not material or are not presently known.

   If any of the events described below were to occur, Blockbuster's business, prospects, financial condition, results of operations and/or cash flows could be materially adversely affected. When reference is made to something that could or will have a material adverse effect on Blockbuster, it is meant that it could or will have one or more of these effects. In any such case, the price of shares of Blockbuster class A common stock could decline, and you could lose all or part of your investment in Blockbuster.

   In addition, for a discussion of additional uncertainties associated with
(1) the Viacom and Blockbuster businesses and (2) forward-looking statements in this document, see "Cautionary Statement Concerning Forward-Looking Statements."

         Risk Factors Relating to Blockbuster's Business and Industry

   New Technologies May Reduce Public Demand for Blockbuster's Products

   New digital technologies, such as near-video-on-demand and video-on-demand and others, could have a material adverse effect on Blockbuster. This is especially true if:

  . newly released movies are made widely available by the studios to these technologies at the same time or before they are made available to video stores for rental; and

  .  these technologies are widely accepted by consumers.

   The widespread availability of additional channels on satellite and digital cable systems may significantly reduce public demand for Blockbuster's products. Recent advances in direct broadcast satellite and cable technologies may adversely affect public demand for video store rentals. If direct broadcast satellite and digital cable were to become widely available and accepted, this could cause a smaller number of movies to be rented if viewers favor the expanded number of conventional channels and expanded programming, including sporting events, offered through these services. If this were to occur, it could have a material adverse effect on Blockbuster. Direct broadcast satellite providers transmit numerous channels of programs by satellite transmission into subscribers' homes. Recently developed technology has presented cable providers with the opportunity to use digital technology to transmit many additional channels of programs over cable lines to subscribers' homes.

   In addition, because of this increased availability of channels, direct broadcast satellite and digital cable providers have been able to enhance their pay-per-view business by:

  . substantially increasing the number and variety of movies they can offer their subscribers on a pay-per-view basis; and

  . providing more frequent and convenient start times for the most popular movies.

This is referred to within Blockbuster's industry and by others as near-video-on-demand. If near-video-on-demand were to become more widely available and accepted, pay-per-view purchases could significantly increase. Near-video-on-demand allows the consumer to avoid trips to the video store for rentals and returns of movies which also eliminates the chance they will incur an extended viewing fee. However, newly released movies are currently made available by the studios for rental prior to being made available on a near-video-on-demand basis. Near-video-on-demand also does not allow the consumer to start, stop and rewind the movie. Increases in the size of this pay-per-view market could lead to an earlier distribution window for movies on pay-per-view if the studios perceive this to be a better way to maximize their revenue.

   Blockbuster may eventually have to compete with the widespread availability of video-on-demand, which may significantly reduce the demand for Blockbuster's products. Some digital cable providers have begun implementing technology that transmits movies on demand with interactive capabilities such as start, stop and rewind. This is referred to within Blockbuster's industry and by others as video-on-demand. Video-on-demand is currently available in some markets. However, video-on-demand competes with other uses of cable infrastructure, such as the ability to provide internet access and basic telephone services, some of which may provide higher returns for operators. Video-on-demand could have a material adverse effect on Blockbuster if:

  .  video-on-demand could be profitably provided at a reasonable price; and

  . newly released movies were made available at the same time, or before, they were made available to the video stores for rental.

   Blockbuster's Industry Would Lose a Significant Competitive Advantage if the Movie Studios Adversely Change Their Current Distribution Practices

   A significant competitive advantage that the video rental industry currently enjoys over most other movie distribution channels except theatrical release is the early timing of the video store distribution "window." This window is exclusive against most other forms of non-theatrical movie distribution, such as pay-per-view, premium television, basic cable and network and syndicated television. The length of the window for movie rental varies, typically ranging from 30 to 90 days for domestic video stores and from 120 to 180 days for international video stores. Thereafter, movies are made sequentially available to television distribution channels.

   Blockbuster could be materially adversely affected if:

  . the video store windows were no longer the first following the theatrical release;

  .  the length of the video store windows were shortened; or

  .  the video store windows were no longer as exclusive as they are now;

because newly released movies would be made available earlier on these other forms of non-theatrical movie distribution. As a result, consumers would no longer need to wait until after the video store distribution window to view a newly released movie on these other distribution channels.

   Although Blockbuster believes that the studios have a significant interest in maintaining a viable home video rental industry, because the order, length and exclusivity of each window for each distribution channel is determined solely by the studio releasing the movie, Blockbuster cannot predict the impact, if any, of any future decisions by the studios.

   Blockbuster's Internet Revenues Could be Adversely Affected if Blockbuster is Unable to Compete Effectively in the E-Commerce Market for its Products

   E-commerce is a new and rapidly evolving market. As a result of the growth of e-commerce, Blockbuster has increased its product offerings over the Internet. However, the demand for Blockbuster's products on the Internet is new and unproven, and there is uncertainty regarding demand for these products in the future. Several factors could adversely affect Blockbuster's e-commerce business generally, including:

  . obtaining the right, on acceptable terms, from movie studios to electronically distribute a sufficient quantity of movies over the Internet;

  . obtaining the right, on acceptable terms, to electronically deliver these movies over the Internet from cable system operators and other entities who own the broadband distribution systems necessary for the distribution of movies;

  . the technological ability to distribute movies over the Internet on a cost-effective basis;

  . the widespread adoption by consumers of technology which is adequate to receive and display movies in a manner which is acceptable to them;

  . Blockbuster's ability to attract customers to its Internet site and meet their expectations with respect to site content, pricing, service, product selection, navigation and other features; and

  . competition from other companies offering to rent or sell videocassettes or electronically deliver movies over the Internet.

   Because Margins on Sell-through Products Are Lower Than Rental Margins, Blockbuster Could Be Materially Adversely Affected if a Greater Proportion of Newly Released Movies Were Initially Priced as a Sell-through Product in the United States and Consumers Desired to Own These Movies

   Sell-through retail margins are generally lower than rental margins. Some of Blockbuster's competitors, such as mass merchandisers, warehouse clubs and Internet sites, can distribute and sell these sell-through movies at lower costs and/or may operate at lower margins than can Blockbuster. As a result, Blockbuster's sell-through business, which is described below, in the United States represented only 7.0% of Blockbuster's domestic revenues for 1998. Blockbuster believes its profitability would be adversely affected if it did not derive most of its revenues from the higher margin rental business. Although Blockbuster believes that industry economics will dictate that most new releases on videocassettes will continue to be initially priced for rental, Blockbuster could be materially adversely affected if:

  . a greater proportion of either release format were initially priced as sell-through merchandise in the United States; and

  .  consumers desired to own, and not rent, these movies.

   In general, studios initially price their movies at prices that are too high to generate significant consumer demand for purchase. Recently, however, the studios have released a limited number of movies at prices intended to generate consumer demand to purchase these movies rather than rent them. This is referred to as sell-through pricing. Movies priced for sell-through are not generally subject to Blockbuster's revenue-sharing agreements. However, if enough consumers desired to rent rather than own these sell-through priced movies, the adverse effect of sell-through may be offset, in part or in full, by the improved margins Blockbuster would obtain from renting sell-through movies because these movies have low initial wholesale prices and are not generally subject to revenue-sharing.

   Significant Benefits Would Be Lost and Blockbuster Would Be Materially Adversely Affected if Blockbuster's Revenue-Sharing Agreements Were Materially Adversely Changed or Discontinued

   If Blockbuster's revenue-sharing agreements are materially adversely changed or discontinued, significant benefits, as described in the summary of this prospectus-offer to exchange, would be lost. This in turn would have a material adverse effect on Blockbuster.

   Historically, Blockbuster generally paid the major studios or their licensees between $60 and $70 per videocassette for major theatrical releases that were priced for rental in the United States. In 1998, Blockbuster entered into revenue-sharing agreements with the major studios in the United States. These agreements generally have terms ranging from two to five years. For titles purchased under these agreements, Blockbuster pays only a minimal up front cost per videocassette and agrees to share Blockbuster's U.S. rental revenue with the studios for a limited period of time. In addition, Blockbuster agrees to take a minimum number of copies of each movie title that is released by a studio in any U.S. movie theater. Blockbuster also agrees to take, in some cases, a minimum number of movies that are not released by a studio in any U.S. movie theater.

   If the Average Sales Price for the Previously Viewed Tapes Obtained Under Revenue-Sharing Is Not at or Above an Expected Price, Blockbuster's Expected Gross Margins May Be Adversely Affected

   Under Blockbuster's revenue-sharing agreements, Blockbuster expects to earn revenues in two ways:

  .  revenues resulting from the rental of the videocassettes; and

  . revenues resulting from the sales of the previously viewed tapes to the public after the end of their useful lives as rental products.

To achieve Blockbuster's expected gross margins, Blockbuster needs to sell these previously viewed tapes at or above an expected price. If the average sales price of these previously viewed tapes is not at or above this expected price, Blockbuster's gross margins under Blockbuster's revenue-sharing agreements may be adversely affected.

   As a result of revenue-sharing, Blockbuster will need to sell significantly more previously viewed tapes than in the past. Even though revenue-sharing was not fully implemented during all of 1998, domestically, Blockbuster sold about
17.6 million previously viewed tapes in 1998, as compared to 1997 when Blockbuster sold about 7.8 million previously viewed tapes, which represents a 126% increase. Blockbuster sold about 22.7 million previously viewed videotapes for the nine months ended September 30, 1999, as compared to the nine months ended September 30, 1998 when Blockbuster sold about 11.2 million previously viewed videotapes, which represents a 103% increase. Blockbuster cannot assure you that Blockbuster will be able to sell, on average, these previously viewed tapes at or above the expected price because Blockbuster does not have extensive experience in selling previously viewed tapes in these quantities.

   Other factors that affect or may affect Blockbuster's ability to sell these previously viewed tapes at expected prices, include:

  .  consumer desire to own the particular movie; and

  . the number of previously viewed tapes available for sale by others to the public.

   In addition, after the expiration of the video store distribution window, the sales of previously viewed tapes also compete with newly released videos which are priced for sell-through.

   Blockbuster Has Had Limited Experience with its New Business Model and Cannot Assure You That it Will Operate Profitably in the Future Under this New Model

   Because Blockbuster has had limited experience with its new business model, Blockbuster cannot assure you that it will have net income in future periods. Beginning in the second quarter of 1997, Blockbuster developed its new business model to refocus on Blockbuster's core rental business. Blockbuster has experienced significant losses during this transitional period. Blockbuster had net losses of $318.2 million in 1997 and $336.6 million in 1998. Blockbuster also had net losses of $3.4 million, $39.9 million and $19.1 million for the first, second and third quarters of 1999, respectively.

   Blockbuster May Be Unable to Fully Execute its New Store Expansion

   Although Blockbuster believes that it has personnel and other resources required to implement its store expansion goals, Blockbuster cannot assure you that it will be able to execute its new store expansion within the expected time frame. If Blockbuster is unable to execute this expansion, it would be detrimental to its goals of increasing market share, increasing same store revenues and applying the benefits of its size. Blockbuster intends to proceed with a significant expansion. Blockbuster expects to add about 500 new company-operated stores in the United States in each of 2000 and 2001. In addition, over the next two years, Blockbuster expects to add:

  .  about 400 new franchise stores in the United States;

  . about 225 new company-operated stores in markets outside the United States; and

  . about 130 new franchise and/or joint venture stores in markets outside the United States.

   In order to meet Blockbuster's store expansion goals within this two-year period, it will be required to invest considerable time in implementing these plans.

   Blockbuster Cannot Assure You as to the Profitability of Newly Added Stores

   In connection with Blockbuster's growth strategy, it may add new company-operated stores in markets, regions or countries where it has limited or no operating history. As a result, Blockbuster cannot assure you that:

  . these newly added stores will achieve revenue or profitability levels comparable to those of Blockbuster's existing stores; or

  . that these stores will achieve such revenue or profitability levels within the time periods estimated by Blockbuster.

   Newly Opened Stores May Adversely Affect the Profitability of Pre-existing Stores

   Blockbuster expects to open smaller company-operated stores in markets where we already have significant operations in order to maximize its market share within these markets. Although Blockbuster has a customized store development approach, it cannot assure you that these smaller newly opened stores will not adversely affect the revenues and profitability of those pre-existing stores in any given market.

   Blockbuster May Be Liable for Lease Payments Related to Blockbuster Music Stores

   In October 1998, about 380 BLOCKBUSTER MUSIC stores were sold to Wherehouse Entertainment Inc. Some of the leases transferred in connection with this sale had previously been guaranteed either by Viacom or its affiliates. If Wherehouse defaults with respect to these leases, related losses could adversely affect Blockbuster's future operating income because Blockbuster has agreed to indemnify Viacom with respect to any amount paid under these guarantees. Blockbuster estimates that, as of the time of the sale to Wherehouse, it was contingently liable for about $84 million with respect to base rent for the remaining term of these leases if Wherehouse defaults on all of these leases. This amount has not been discounted to present value. Blockbuster's contingent liability will vary over time depending on the lease terms remaining. Blockbuster has not recorded any reserves related to this contingent liability in its consolidated financial statements.

   Blockbuster Could Be Materially and Adversely Affected if its Centralized Domestic Distribution Center Is Shut Down

   Blockbuster's domestic distribution system is centralized. This means that Blockbuster ships nearly all of the products to its U.S. company-operated stores, including newly released videos purchased under the revenue-sharing agreements, through its distribution center. If Blockbuster's distribution center is shut down for any reason it could incur significantly higher costs and longer lead times associated with distributing its videocassettes and other products to its stores.

   As a Participant in the Home Video Industry, Blockbuster Is Subject to Governmental Regulation Particular to its Industry

   Any finding that Blockbuster has been or is in noncompliance with respect to the laws affecting its business could result in, among other things, governmental penalties or private litigant damages which could have a material adverse effect on Blockbuster. Blockbuster is subject to various international, U.S. federal and state laws that govern the offer and sale of its franchises because it acts as a franchisor. In addition, because Blockbuster operates video stores and develops new video stores, it is subject to various international, U.S. federal and state laws that govern, among other things, the disclosure and retention of its video rental records and access and use of its video stores by disabled persons, and is subject to various state and local licensing, zoning, land use, construction and environmental regulations. Furthermore, changes in existing laws, including environmental and employment laws, new laws or increases in the minimum wage may increase Blockbuster's costs. Blockbuster's obligation to comply with, and the effects of, the above governmental regulations are increased by the magnitude of its operations.

   Blockbuster's Historical Consolidated Financial Information May Not Be Representative of its Results as a Separate Company

   Since September 1994, Blockbuster's operations have been conducted by various entities that Viacom owns directly or indirectly. Following Blockbuster's initial public offering and prior to the completion of this exchange offer, Viacom is providing financial, administrative and other resources while Blockbuster makes the transition to operate as an independent public company. In addition, the financial information included in this document may not necessarily reflect Blockbuster's results of operations, financial position and cash flows in the future or what the results of operations, financial position or cash flows would have been had Blockbuster been a separate, stand-alone entity during the periods presented. The historical results of operations included in this document does not reflect many significant changes that have occurred in Blockbuster's capital structure, funding and operations as a result of its separation from Viacom and Blockbuster's initial public offering. For additional information, see "Related Party Transactions," "Blockbuster Unaudited Pro Forma Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations of Blockbuster."

    Risk Factors Relating to the Shares of Blockbuster Class A Common Stock

   Blockbuster Cannot Predict the Effect that the Separation Will Have on the Price of its Class A Common Stock

   Blockbuster cannot predict the effect that this exchange offer will have on the price of the Blockbuster class A common stock. As result of the separation of Blockbuster from Viacom, Viacom will distribute about 144 million shares of Blockbuster class A common stock it holds in connection with this exchange offer, representing about 82.3% of the equity value of Blockbuster.

   Blockbuster's Anti-takeover Provisions May Delay or Prevent a Change of Control of Blockbuster, Which Could Adversely Affect the Price of Blockbuster Common Stock

   The existence of some provisions in Blockbuster's corporate documents and Delaware law may delay or prevent a change in control of Blockbuster, which could adversely affect the price of Blockbuster class A common stock. Blockbuster's certificate of incorporation and bylaws contain some provisions that may make the acquisition of control of Blockbuster more difficult, including provisions relating to the nomination, election and removal of directors and limitations on actions by Blockbuster stockholders. In addition, Delaware law also imposes some restrictions on mergers and other business combinations between Blockbuster and any holder of 15% or more of its outstanding class A common stock. See "Description of Blockbuster Capital Stock" for a summary of these anti-takeover provisions.

   In addition, Viacom and Blockbuster have entered into a tax matters agreement, which will require, among other things, that, until two years after the completion of this exchange offer, Blockbuster cannot voluntarily enter into certain transactions, including any merger transaction or any transaction involving the sale of its capital stock, without Viacom's consent. In addition, Blockbuster has agreed under this tax matters agreement to indemnify Viacom for any tax liability incurred as a result of the failure of this exchange offer and any subsequent spin-off to qualify as a tax-free transaction due to a takeover of Blockbuster or any other transaction involving Blockbuster's capital stock, assets or businesses, regardless of whether such transaction is within Blockbuster's control. See "Related Party Transactions -- Agreements Between Blockbuster and Viacom Relating to Blockbuster's Initial Public Offering or the Separation of Blockbuster from Viacom -- Tax Matters Agreement."

   Blockbuster's Stock Price May Fluctuate Significantly Following the Separation of Blockbuster from Viacom, and You Could Lose All or Part of Your Investment as a Result

   Blockbuster class A common stock may significantly fluctuate following this exchange offer. These factors, some or all of which are beyond Blockbuster's control, include:

  .  actual or anticipated fluctuations in Blockbuster's operating results;

  . changes in expectations as to Blockbuster's future financial performance or changes in financial estimates of securities analysts;

  .  success of Blockbuster's operating and growth strategies;

  .  operating and stock price performance of other comparable companies; and

  .  realization of any of the risks described in these Risk Factors.

   In addition, the stock market recently has experienced extreme volatility that often has been unrelated or disproportionate to the operating performance of particular companies. These broad market and industry fluctuations may adversely affect the trading price of Blockbuster class A common stock, regardless of Blockbuster's actual operating performance.

      Risk Factors Relating to the Separation of Blockbuster from Viacom

   Tendering Shareholders May Receive a Reduced Premium or May Not Receive Any Premium in this Exchange Offer

   Viacom cannot predict the size of the premium or whether there will be any premium received by shareholders who participate in this exchange offer. Accordingly, if you tender Viacom class A or class B common stock, you may receive a premium that is less than the premium on the commencement of this exchange offer or you may not receive any premium. The premium described in this document is based on the market prices for shares of Viacom class A and class B common stock and Blockbuster class A common stock immediately prior to the commencement of this exchange offer. Any premium received by the Viacom shareholders participating in this exchange offer will depend on the prices for shares of Viacom class A or class B common stock and Blockbuster class A common stock. Viacom cannot predict the prices at which shares of Viacom class A or class B common stock or Blockbuster class A common stock will be trading at the exchange offer expiration date or the prices at which these shares will trade in the future.

   The Internal Revenue Service May Treat the Separation of Blockbuster from Viacom as Taxable to Viacom and its Shareholders if Representations Made to the Internal Revenue Service Were Inaccurate or if Viacom has not Complied With Undertakings it has Made to the Internal Revenue Service

   Viacom has received private letter rulings from the Internal Revenue Service to the effect that, for United States federal income tax purposes, this exchange offer and any subsequent spin-off will be tax-free to Viacom and its shareholders. Viacom and its shareholders that receive shares of Blockbuster class A common stock could be subject to a material amount of taxes as a result of this exchange offer, or any subsequent spin-off, if the undertakings made to the Internal Revenue Service in connection with obtaining the rulings are not complied with, or if the representations made to the Internal Revenue Service in connection with obtaining the rulings are determined to be inaccurate. Blockbuster will be liable to Viacom for any corporate level taxes incurred by Viacom to the extent such taxes are attributable to specified actions or failures to act by Blockbuster, or to specified transactions involving Blockbuster following this exchange offer and any subsequent spin-off. For a description of material United States federal income tax consequences to Viacom shareholders of this exchange offer and any subsequent spin-off, see "United States Federal Income Tax Consequences." For a summary of Viacom's and Blockbuster's potential tax liabilities if the transaction is held to be taxable, see "Related Party Transactions -- Agreements Between Blockbuster and Viacom Relating to Blockbuster's Initial Public Offering or the Separation of Blockbuster from Viacom -- Tax Matters Agreement."

          CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

   This document and the documents incorporated by reference into this document contain both historical and forward-looking statements. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934. These forward-looking statements are not based on historical facts, but rather reflect Viacom's and Blockbuster's current expectations concerning future results and events. These forward-looking statements generally can be identified by use of statements that include phrases such as "believe," "expect," "anticipate," "intend," "plan," "foresee," "likely," "project," "estimate," "will," or other similar words or phrases and variations thereof. Similarly, statements that describe Viacom's or Blockbuster's strategy for growth, product development, market position, expenditures or financial results are or may be forward-looking statements. Viacom and Blockbuster have based many of these forward-looking statements on current expectations, estimates and projections about each company and the home video and media industries in general. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of Viacom or Blockbuster to be different from any future results, performance and achievements expressed or implied by these statements. You should review carefully all information, including the financial statements and the notes to the financial statements included or incorporated by reference into this document.

   For a discussion identifying some important factors that could cause actual results to vary materially from those anticipated in the forward-looking statements, see "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations of Blockbuster." Also, see Viacom's and Blockbuster's SEC filings, including the cautionary statements included in Viacom's Annual Report on Form 10-K for the year ended December 31, 1998, and Viacom's and Blockbuster's Quarterly Reports on Form 10-Q for the quarter ended September 30, 1999. These factors, including the risk factors described in this document, are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any of Viacom's and Blockbuster's forward-looking statements. Other unknown or unpredictable factors also could have material adverse effects on Viacom's and Blockbuster's future results.

   The forward-looking statements included in this document are made only as of the date of this document and under section 27A of the Securities Act and section 21E of the Exchange Act, Viacom and Blockbuster do not have any obligation to publicly update any forward-looking statements to reflect subsequent events or circumstances. Viacom and Blockbuster cannot assure you that projected results or events will be achieved.

                     SEPARATION OF BLOCKBUSTER FROM VIACOM

Explanatory Note

   Viacom has not decided to commence this exchange offer at this time. Viacom's decision to commence this exchange offer is dependent on, among other things, the satisfaction of the following conditions:

  .  the approval of Viacom's board of directors;

  . an improvement in the market price of Blockbuster class A common stock to a price range exceeding $20.00 per share; and

  . the receipt of a supplemental private letter ruling from the Internal Revenue Service confirming that this exchange offer will be tax-free to Viacom and its shareholders taking into account the proposed merger between Viacom and CBS.

This document has been filed with the SEC so that Viacom can be in a position to quickly commence this exchange offer as soon as possible after these conditions are satisfied. Unless otherwise noted, disclosures in this document have been made as though the above conditions have been satisfied. Therefore, you should not rely on this document in making any investment decision regarding Viacom or Blockbuster until it is declared effective by the SEC.

Overview

   In December 1998, following a thorough review of the various alternatives for divesting Viacom's home video business, Viacom's board of directors approved an initial public offering of Blockbuster. On August 16, 1999, Blockbuster completed its initial public offering, selling to the public 31 million shares of its class A common stock, representing about 17.7% of its total shares outstanding and about 4.1% of the total voting power of Blockbuster. Viacom, through its ownership of all the 144 million shares of Blockbuster class B common stock outstanding, retained about 82.3% of the total equity value in, and about 95.9% of the combined voting power of, Blockbuster.

   Viacom will divest its ownership interest in Blockbuster through this exchange offer. Immediately prior to the closing of this exchange offer, the 144 million shares of Blockbuster class B common stock that Viacom owns will convert into 144 million shares of Blockbuster class A common stock. Accordingly, Viacom will distribute shares of Blockbuster class A common stock in this exchange offer. If fewer than all of the shares of Blockbuster class A common stock held by Viacom are distributed because too few shares of Viacom class A and class B common stock are tendered, Viacom will distribute its remaining shares of Blockbuster class A common stock in a pro rata spin off to all of its shareholders, including National Amusements.

   The separation of Blockbuster from Viacom is intended to establish Blockbuster as a stand-alone entity with objectives separate from those of Viacom's other businesses. Viacom and Blockbuster believe that the separation of Blockbuster from Viacom will provide numerous corporate benefits to each company, the most important of which are listed below.

  . Resolution of competitive conflicts involving Blockbuster and Paramount Pictures. Paramount Pictures Corporation, a Viacom affiliate, is in the motion picture business and competes with other movie studios. As a result, Blockbuster believes that the other movie studios, which supply Blockbuster with its movies, consider Blockbuster's affiliation with Paramount Pictures as a conflict of interest. Similarly, because Paramount Pictures supplies movies to Blockbuster's competitors in the video rental market, Viacom believes that Blockbuster's competitors, who are Paramount Pictures customers, view Paramount Pictures as having a conflict of interest. Separating Blockbuster from Viacom will eliminate these competitive concerns.

  . Increase in operating and strategic focus. Viacom and Blockbuster have significantly different competitive strengths and operating strategies. Viacom, as a diversified, content-oriented media business, is focused on creating and capitalizing upon content and brands. Blockbuster, as a home video business, is focused on consumer retailing. After the separation, each company believes it will be able to focus its managerial and financial resources on developing and growing its core businesses.

  . Facilitation of Blockbuster's expansion and growth. Viacom and Blockbuster believe that the separation will enhance Blockbuster's ability to engage in future acquisitions in which Blockbuster's own stock is issued as consideration. Although there are no specific plans, Viacom and Blockbuster also believe that the separation will facilitate future partnerships, alliances and other arrangements between Blockbuster and other entities.

  . Provision of effective incentives for Blockbuster employees. The separation will allow Blockbuster to provide incentives to its employees, such as additional Blockbuster stock options, that are more closely linked to Blockbuster's performance and are not affected by the results of Viacom's other businesses.

Effects of this Exchange Offer

   If this exchange offer is completed, Viacom will no longer own any of the outstanding stock of Blockbuster. Accordingly, Viacom's balance sheet and income statement will no longer reflect the assets and the results of operations of Blockbuster, and Viacom's total market capitalization will decrease.

   You will be affected by this exchange offer as follows:

  . holders who tender all of their shares of Viacom will, if all such shares are accepted for exchange, no longer have any ownership interest in Viacom;

  . holders who tender some, but not all, of their shares of Viacom will have a diminished ownership interest in Viacom and an increased ownership interest in Blockbuster; and

  . holders who do not tender any of their shares of Viacom under this exchange offer will have an increased ownership interest, on a percentage basis, in Viacom.

   Persons who remain Viacom shareholders after this exchange offer will own shares in a company that no longer owns the Blockbuster home video rental business.

   No Appraisal Rights

   Appraisal is a statutory remedy available to corporate minority shareholders who object to extraordinary actions taken by their corporation. This remedy allows dissenting shareholders to require the corporation to repurchase their stock at a price equivalent to its value immediately prior to the extraordinary corporate action. No appraisal rights are available to Viacom shareholders in connection with this exchange offer.

   Regulatory Approvals

   No filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 are required in connection with this exchange offer generally. If you decide to participate in this exchange offer and consequently acquire enough shares of Blockbuster class A common stock to exceed the $15 million threshold stated in the regulations under this act, and if an exemption under those regulations does not apply, Viacom and you would be required to make filings under this act. A filing requirement could delay the exchange until the notification and waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act have been observed.

   Accounting Treatment

   The shares of Viacom class A and class B common stock that Viacom receives in this exchange offer will be recorded as a decrease in Viacom's shareholders' equity, reflecting the decrease in Viacom common stock outstanding at the market value of the shares of Blockbuster class A common stock distributed as of the expiration date. Any difference between the fair market value and the net book value of Blockbuster at the commencement of this exchange offer will be recognized as a gain or loss on disposal of discontinued operations for accounting purposes.

   Any shares of Blockbuster class A common stock that are distributed through a subsequent spin-off will be accounted for as a dividend through a direct charge to retained earnings. The amount of the dividend will be equal to Viacom's net carrying value of the shares of Blockbuster class A common stock distributed.

   Viacom's disposition of its shares of Blockbuster class A common stock will not in and of itself affect the financial position or results of operations of Blockbuster.

                              THIS EXCHANGE OFFER

Terms of this Exchange Offer

   Viacom is offering to exchange     shares of Blockbuster class A common
stock for each share of Viacom class A or class B common stock that is validly tendered on the terms and subject to the conditions described below by 12:00
midnight, New York City time, on      ,      , 2000. Viacom may extend this
deadline under specified circumstances. The last day on which tenders will be
accepted, whether on      , 2000 or any later date to which this exchange
offer may be extended, is referred to as the expiration date. Viacom shareholders may tender all, some or none of their shares.

   If your shares are held in a Viacom or Blockbuster employee benefit plan, you may have an earlier cut-off date to decide to tender these shares of Viacom class A or class B common stock in order to allow the trustees or plan administrators sufficient time to process all the instructions and submit them to the exchange agent prior to expiration of this exchange offer. Please carefully review the instructions being sent to you from the trustees or administrators of the plans to determine the cut-off date.

   Viacom will accept up to     total shares of Viacom class A and class B
common stock for exchange. This number of shares multiplied by the exchange ratio equals the 144 million shares of Blockbuster class A common stock held
by Viacom. If more than     shares of Viacom class A and class B common stock
are validly tendered, the tendered shares will be subject to proration when this exchange offer expires. Viacom's obligation to complete this exchange offer is subject to important conditions that are described under the heading "-- Conditions for Completion of this Exchange Offer."

   In determining the exchange ratio, Viacom considered, among other things:

  . recent market prices on the NYSE for shares of Viacom class A and class B common stock and Blockbuster class A common stock; and

  . advice from the dealer manager as to what exchange ratio might induce Viacom shareholders to tender Viacom class A or class B common stock in this exchange offer so that all of the shares of Blockbuster class A common stock held by Viacom immediately prior to the completion of this exchange offer will be distributed.

   Viacom is sending this document and related documents to:

  .  persons who held either shares of Viacom class A or class B common stock
     on or about      , 2000. On that date, there were about     and
     shares of Viacom class A and class B common stock outstanding,
     respectively, which were held of record by about     total shareholders.

  . persons who hold shares in a Viacom or Blockbuster employee benefit plan.

  . brokers, banks and similar persons whose names or the names of whose nominees appear on its shareholder list or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of Viacom class A and class B common stock.

Proration; Tenders for Exchange by Holders of Fewer than 100 Shares of Viacom Class A or Class B Common Stock

   If on the expiration date, Viacom shareholders have validly tendered more
than     shares of Viacom class A and class B common stock so that more than
144 million shares of Blockbuster class A common stock would be distributed, Viacom will accept on a pro rata basis all shares tendered and not withdrawn, except for tenders of odd-lots, as described below.

   Except as otherwise provided in this paragraph, beneficial holders of an aggregate of less than 100 shares of Viacom class A and class B common stock who validly tender all of their shares will not be subject to
proration if more than       shares of Viacom class A and class B common stock
are tendered in this exchange offer. Beneficial holders of 100 or more shares of Viacom class A and class B common stock are not eligible for this preference, even if these holders have separate stock certificates or accounts representing fewer than 100 shares of Viacom class A or class B common stock.

   Any beneficial holder of less than 100 shares of Viacom class A or class B common stock who wishes to tender all of these shares must complete the box captioned "Odd-Lot Shares" on the letter of transmittal and, if applicable, on the notice of guaranteed delivery. If your odd-lot shares are held by a broker for your account, you can contact them and request the preferential treatment. If your odd-lot shares are held in a Viacom or Blockbuster employee benefit plan, you can direct the trustee and request this preferential treatment.

   Viacom will announce preliminary results of this exchange offer, including the preliminary proration factor, if any, by press release promptly after the expiration date. Because of the difficulty in determining the number of shares of Viacom class A and class B common stock validly tendered for exchange, Viacom expects that the final results, including final proration factor, if any, will not be determined until about seven business days after the expiration date.

Fractional Shares

   Holders may tender fractional shares of Viacom class A or class B common stock in this exchange offer. Any fractional shares of Viacom class A or class B common stock or of Blockbuster class A common stock resulting from the exchange of shares of Viacom class A or class B common stock will be distributed to holders by book-entry transfer. See "-- Book-Entry Accounts."

Exchange of Shares of Viacom Class A or Class B Common Stock

   If all of the conditions of this exchange offer are met, Viacom will exchange shares of Blockbuster class A common stock for each properly tendered share of Viacom class A or class B common stock that was not properly withdrawn or deemed withdrawn prior to the expiration date, except as described in "-- Proration; Tenders for Exchange by Holders of Fewer than 100 Shares of Viacom Class A or Class B Common Stock" and "-- Extension of Tender Period; Termination; Amendment." Viacom may, subject to the rules under the Securities Exchange Act of 1934, delay accepting or exchanging any of the shares of Viacom class A or class B common stock in order to comply in whole or in part with any applicable law. For a description of Viacom's rights to delay, terminate or amend this exchange offer, see "-- Extension of Tender Period; Termination; Amendment."

   If Viacom notifies the exchange agent either orally or in writing that it has accepted the tenders of Viacom shares for exchange, the exchange of these shares will be complete. Promptly following Viacom's announcement of any final proration factor, the exchange agent will deliver the tendered shares of Viacom class A or class B common stock to Viacom. Simultaneously, the exchange agent, as agent for the tendering shareholders, will receive from Viacom the shares of Blockbuster class A common stock that correspond to the number of shares of Viacom class A or class B common stock tendered. The exchange agent will then credit such shares to book-entry accounts maintained by the transfer agent for the benefit of the holders.

   If any tendered shares of Viacom class A or class B common stock are not exchanged for any reason, or if fewer shares are exchanged due to proration, these unexchanged or untendered shares will be credited to book-entry accounts for the shares maintained by the transfer agent for the benefit of the holders.

   Holders who tender their shares of Viacom class A or class B common stock for exchange will generally not be obligated to pay any transfer tax in connection with this exchange offer, except in the circumstances described under "Stock Transfer Taxes" as set forth in the letter of transmittal. Viacom will not pay interest under this exchange offer, regardless of any delay in making the exchange or crediting or delivering shares.

Procedures for Tendering Shares of Viacom Class A or Class B Common Stock

   To tender your shares of Viacom class A or class B common stock, you must complete the following procedures before the expiration date:

   If you have stock certificates for your shares of Viacom class A or class B common stock, you should send to the exchange agent by registered mail, return receipt requested, the following documents:

  . a completed and executed letter of transmittal indicating the number of shares to be tendered and any other documents required by the letter of transmittal; and

  . the actual certificates representing the shares of Viacom class A or class B common stock.

   The exchange agent's address is listed on the back cover of this document. The certificate must be endorsed or accompanied by an appropriate stock power if:

  . a certificate representing shares of Viacom class A or class B common stock is registered in the name of a person other than the signer of a letter of transmittal;

  . delivery of shares of Blockbuster class A common stock is to be made to Blockbuster's transfer agent on behalf of a person other than the registered owner; or

  . shares of Viacom class A or class B common stock not accepted for exchange are to be delivered to its transfer agent on behalf of a person other than the registered owner.

   The signature on the letter of transmittal must be guaranteed by an eligible institution unless the shares of Viacom class A or class B common stock tendered under the letter of transmittal are tendered (a) by the registered holder of the shares tendered and such holder has not completed the box entitled "Special Issuance Instructions" in Section II of the letter of transmittal or (b) for the account of an eligible institution. An eligible institution is a member of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc. or a commercial bank or trust company having an office or a correspondent in the United States. Most banks and financial institutions are eligible institutions.

   If you hold Viacom class A or class B common stock through a broker, you should follow the instructions sent to you separately by your broker. You should not use the letter of transmittal to direct the tender of your shares of Viacom class A or class B common stock. Your broker must notify The Depository Trust Company and cause it to transfer the shares into the exchange agent's account in accordance with The Depository Trust Company's procedures. The broker must also ensure that the exchange agent receives an agent's message from The Depository Trust Company confirming the book-entry transfer of your shares of Viacom class A or class B common stock. An agent's message is a message, transmitted by The Depository Trust Company and received by the exchange agent, that forms a part of a book-entry confirmation, which states that The Depository Trust Company has received an express acknowledgment from the participant in The Depository Trust Company tendering the shares that such participant has received and agrees to be bound by the terms of the letter of transmittal.

   If you are an institution which is a participant in the Depository Trust Company's book-entry transfer facility, you should follow the same procedures that are applicable to persons holding shares through a broker as described above.

   If you hold Viacom class A or class B common stock as a participant in a Viacom or Blockbuster employee benefit plan, you should follow the instructions sent to you separately by the plan trustees, the administrator of the plan or other authorized persons. You should not use the letter of transmittal to direct the tender of Viacom class A or class B common stock. You may direct the plan trustee to tender none, some or all of the Viacom class A or class B common stock in your employee benefit plan account.

   Participants in the following employee benefit plans may be eligible to participate in this exchange offer:

  .  Viacom Investment Plan;

  .  Blockbuster Investment Plan;

  .  Spelling Entertainment Group Inc. (401(k)) Savings Plan; and

  . Savings and Investment Plan for Collective Bargaining Employees of Viacom Broadcasting of Missouri, Inc.

   Trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity who sign the letter of transmittal, notice of guaranteed delivery or any certificates or stock powers must indicate the capacity in which they are signing and must submit evidence of their power to act in that capacity unless waived by Viacom.

   If you validly tender your shares of Viacom class A or class B common stock and Viacom accepts your shares, there will be a binding agreement between you and Viacom on the terms and subject to the conditions set forth in this document and in the accompanying letter of transmittal. A person who tenders shares of Viacom class A or class B common stock for his or her own account violates federal securities law unless the person owns those shares of Viacom class A or class B common stock tendered.

   An independent fiduciary has been appointed by Viacom to determine whether to tender the shares of Viacom class A or class B common stock held in Viacom's defined benefit pension plan. If you participate in Viacom's defined benefit pension plan you do not need to do anything.

   Do not send letters of transmittal and certificates for Viacom class A or
class B common stock to Viacom, Blockbuster,            or           .

Viacom's Interpretations are Binding

   Viacom will determine at its own discretion all questions as to the form of documents, including notices of withdrawal, and the validity, form, eligibility, including time of receipt, and acceptance for exchange of any tender of shares of Viacom class A or class B common stock. This determination will be final and binding on all tendering shareholders. Viacom reserves the absolute right to:

  . reject any and all tenders of any shares of Viacom class A or class B common stock not properly tendered;

  . waive any defects or irregularities in the tender of shares of Viacom class A or class B common stock or any conditions of this exchange offer either, provided the waiver of the condition does not make this exchange offer a taxable event to Viacom or its shareholders, before or after the expiration date; and

  . request any additional information from any record or beneficial owner of the shares of Viacom class A or class B common stock that Viacom deems necessary.

   Neither Viacom, Blockbuster,     ,     ,     , nor any other person will be
under any duty to notify tendering shareholders of any defect or irregularity in tenders or notices of withdrawal.

Lost or Destroyed Certificates

   If your certificate representing shares of Viacom class A or class B common stock has been mutilated, destroyed, lost or stolen and you wish to tender
your shares, please call the          at      . You will receive an affidavit
to complete, and you will be informed of the amount needed to pay for a surety bond for your lost shares. Upon receipt of the completed affidavit and surety bond payment and the completed letter of transmittal, your Viacom class A or class B common stock will be included in this exchange offer. If you wish to participate in this exchange offer, you will need to act quickly to ensure that the lost certificates can be replaced and delivered to the exchange agent prior to expiration of this exchange offer.

Guaranteed Delivery Procedure

   If you wish to tender your shares of Viacom class A or class B common stock but the shares are not immediately available, or time will not permit the shares or other required documentation to reach the exchange agent before the expiration date, or the procedure for book-entry transfer cannot be completed on a timely basis, you may still tender your shares of Viacom class A or class B common stock if:

  .  the tender is made through an eligible institution;

  . the exchange agent receives from the eligible institution before the expiration date a properly completed and duly executed notice of guaranteed delivery, substantially in the form provided by Viacom; and

  . the exchange agent receives the certificates for all physically tendered shares of Viacom class A or class B common stock, in proper form for transfer, or a book-entry confirmation, as the case may be, and a properly completed letter of transmittal, or a facsimile of a letter of transmittal and all other documents required by the letter of transmittal, within three NYSE trading days after the date of execution of the notice of guaranteed delivery.

   You may deliver the notice of guaranteed delivery by hand, facsimile transmission or mail to the exchange agent and you must include a guarantee by an eligible institution in the form set forth in the notice.

Withdrawal Rights

   You may withdraw tenders of shares of Viacom class A or class B common stock at any time prior to the expiration date and, unless Viacom has accepted your tender as provided in this document, after the expiration of 40 business days from the commencement of this exchange offer. If Viacom:

  . delays its acceptance of the shares of Viacom class A or class B common stock for exchange;

  .  extends this exchange offer; or

  . is unable to accept the shares of Viacom class A or class B common stock for exchange under this exchange offer for any reason,

then, without prejudice to Viacom's rights under this exchange offer, the exchange agent may, on our behalf, retain the shares of Viacom class A or class B common stock tendered, and such shares may not be withdrawn except as otherwise provided in this document, subject to provisions under the Securities Exchange Act of 1934 that provide that an issuer making this exchange offer shall either pay the consideration offered or return tendered securities promptly after the termination or withdrawal of this exchange offer.

   For a withdrawal to be effective, a written notice of withdrawal must be received by the exchange agent at one of its addresses set forth on the back cover of this document. The notice of withdrawal must:

  . specify the name of the person having tendered the shares of Viacom class A or class B common stock to be withdrawn;

  . identify the number of shares of Viacom class A or class B common stock to be withdrawn; and

  . specify the name in which physical certificates of shares of Viacom class A or class B common stock are registered, if different from that of the withdrawing holder.

   If certificates for the shares of Viacom class A or class B common stock have been delivered or otherwise identified to the exchange agent, then, before the release of such certificates, the withdrawing holder must also submit the serial numbers of the particular certificates to be withdrawn, and a signed notice of withdrawal with signatures guaranteed by an eligible institution unless such holder is an eligible institution.

   If the shares of Viacom class A or class B common stock have been tendered pursuant to the procedure for book-entry transfer, any notice of withdrawal must specify the name and number of the account at The Depository Trust Company to be credited with the withdrawn shares and otherwise comply with the procedures of such facility.

   Any shares of Viacom class A or class B common stock withdrawn will be deemed not to have been validly tendered for exchange for purposes of this exchange offer. Properly withdrawn shares may be retendered by following one of the procedures described under "-- Procedures for Tendering Shares of Viacom Class A or Class B Common Stock" at any time on or before the expiration date.

   Except as otherwise provided above, any tender of shares of Viacom class A or class B common stock made under this exchange offer is irrevocable.

Book-Entry Accounts

   Physical certificates representing shares of Blockbuster class A common stock or shares of Viacom class A or class B common stock will not be issued pursuant to this exchange offer. Rather than issuing physical certificates for either shares of Viacom class A or class B common stock returned due to proration or shares of Blockbuster class A common stock, the exchange agent will credit such shares to book-entry accounts maintained by the transfer agent for the benefit of the respective holders. This method of holding stock eliminates the need for actual stock certificates to be issued, facilitates the holding of fractional shares, and eliminates the requirements for physical movement of stock certificates at the time of sale. Promptly following the crediting of shares to your respective book-entry accounts, you will receive a Stock Distribution Statement from the exchange agent evidencing your holdings, as well as general information on the book-entry form of ownership.

   You are not required to maintain a book-entry account and you may obtain a stock certificate for all or a portion of your shares of Viacom class A or class B common stock or Blockbuster class A common stock received as part of this exchange offer at no cost to you. Instructions describing how you can obtain stock certificates will be included with the Stock Distribution Statement mailed to you. However, stock certificates for fractional shares will not be issued by either Viacom or Blockbuster. If you request stock certificates and you hold fractional shares, any fractional shares will be sold for your account by the transfer agent, which will then deliver to you a certificate for the whole number of shares you own and the proceeds from the sale of the fractional shares.

Extension of Tender Period; Termination; Amendment

   Viacom expressly reserves the right, at its sole discretion, for any reason, including the non-satisfaction of any of the conditions for completion set forth below, to extend the period of time during which this exchange offer is open or to amend this exchange offer in any respect, including changing the exchange ratio. Viacom also expressly reserves the right to extend the period of time during which this exchange offer is open in the event this exchange
offer is under-subscribed, that is, fewer than     shares of Viacom class A and
class B common stock are tendered. In any of these cases, Viacom will make a public announcement of the extension or amendment.

   If Viacom materially changes the terms of or information concerning this exchange offer, Viacom will extend this exchange offer. The SEC has stated that, as a general rule, it believes that an offer should remain open for a minimum of five business days from the date that notice of the material change is first given. The length of time will depend on the particular facts and circumstances. Subject to the preceding paragraph, this exchange offer will be extended so that it remains open for a minimum of ten business days following the announcement if:

  . Viacom increases or decreases the number of shares of Blockbuster class A common stock offered in exchange for each share of Viacom class A or class B common stock, the number of shares of Viacom class A or class B common stock eligible for exchange, the minimum condition discussed below, or the dealer manager or solicitation fee, and

  . this exchange offer is scheduled to expire within ten business days of announcing an increase or decrease.

   If any of the conditions indicated in the next section have not been met, Viacom reserves the right, at its sole discretion, so long as shares of Viacom class A or class B common stock have not been accepted for exchange, to delay acceptance for exchange of or exchange for any such shares or to terminate this exchange offer and not accept for exchange any such shares.

   If Viacom extends this exchange offer, is delayed in accepting any shares of Viacom class A or class B common stock or is unable to accept for exchange any such shares under this exchange offer for any reason, then, without affecting Viacom's rights under this exchange offer, the exchange agent may, on Viacom's behalf, retain all of the shares of Viacom class A or class B common stock tendered. These shares may not be withdrawn except as provided in "--
 Withdrawal Rights." Viacom's reservation of the right to delay acceptance of any shares of its class A or class B common stock is subject to applicable law, which requires that Viacom pay the consideration offered or return the shares deposited promptly after the termination or withdrawal of this exchange offer.

   Viacom will issue a press release or other public announcement no later than 9:00 a.m., New York City time, on the next business day following any extension, amendment, non-acceptance or termination of the previously scheduled expiration date.

Conditions for Completion of this Exchange Offer

   Viacom will not complete this exchange offer unless at least     shares of
Viacom class A or class B common stock are validly tendered and not withdrawn. This number of shares, referred to as the "minimum condition," represents about
  % of the outstanding shares of Viacom class A and class B common stock as of
     , 2000, or about       % if shares of Viacom class A and class B common
stock held by National Amusements are excluded from this calculation, and is
enough shares to ensure that at least   % of the shares of Blockbuster class A
common stock owned by Viacom are exchanged under this exchange offer.

   Viacom also may not accept shares for exchange and may terminate or not complete this exchange offer if:

  . any action, proceeding or litigation seeking to enjoin, make illegal or delay completion of this exchange offer or otherwise relating in any manner to this exchange offer is instituted or threatened;

  . any order, stay, judgment or decree is issued by any court, government, governmental authority or other regulatory or administrative authority and is in effect, or any statute, rule, regulation, governmental order or injunction shall have been proposed, enacted, enforced or deemed applicable to this exchange offer, any of which would or might restrain, prohibit or delay completion of this exchange offer or impair the contemplated benefits of this exchange offer to Viacom or Blockbuster;

  . the Internal Revenue Service notifies Viacom that any private letter ruling issued in connection with this exchange offer has been withdrawn or invalidated in whole or in part or Viacom's board of directors determines that any of the representations and assumptions underlying the ruling or any portion of it is not true and correct in all respects;

  . any of the following occurs and the adverse effect of such occurrence shall, in Viacom's reasonable judgment, be continuing:

    --any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States,

    --any extraordinary or material adverse change in U.S. financial markets generally, including, without limitation, a decline of at least twenty percent in either the Dow Jones Average of Industrial
      Stocks or the Standard & Poor's 500 Index from      , 2000,

    --a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States,

    --any limitation, whether or not mandatory, by any governmental entity on, or any other event that would reasonably be expected to materially adversely affect, the extension of credit by banks or other lending institutions,

    --a commencement of a war or other national or international calamity directly or indirectly involving the United States, which would reasonably be expected to affect materially and adversely, or to delay materially, the completion of this exchange offer, or

    --if any of the situations above exist at the time of commencement of this exchange offer, the situation deteriorates materially; or

  . any event or events occur that have resulted or may result, in Viacom's sole judgment, in an actual or threatened change in the business condition, income, operations, stock ownership or prospects of Viacom and its subsidiaries, taken as a whole, or of Blockbuster and its subsidiaries, taken as a whole, or in the anticipated tax treatment of this exchange offer.

   If any of the above events occurs, Viacom may:

  . terminate this exchange offer and as promptly as practicable return all tendered shares of Viacom class A or class B common stock to tendering shareholders;

  . extend this exchange offer and, subject to the withdrawal rights described in "-- Withdrawal Rights, " retain all tendered shares of Viacom class A or class B common stock until the extended exchange offer expires;

  .  amend the terms of this exchange offer; or

  . waive the unsatisfied condition, provided the waiver of the condition does not make this exchange offer a taxable event to Viacom or its shareholders, and, subject to any requirement to extend the period of time during which this exchange offer is open, complete this exchange offer.

   These conditions are for the sole benefit of Viacom. Viacom may assert these conditions with respect to all or any portion of this exchange offer regardless of the circumstances giving rise to them. Viacom may waive any condition in whole or in part at any time at its sole discretion. Viacom's failure to exercise its rights under any of the above conditions does not represent a waiver of these rights. Each right is an ongoing right which may be asserted at any time. Any determination by Viacom concerning the conditions described above will be final and binding upon all parties.

   If a stop order issued by the SEC is in effect with respect to the registration statement of which this exchange offer is a part, Viacom will not accept any shares of Viacom class A or class B common stock tendered and will not exchange shares of Blockbuster class A common stock for any shares of Viacom class A or class B common stock.

Fees and Expenses

            is acting as the dealer manager in connection with this exchange
offer.          will receive a fee of $   for its services as dealer manager,
in addition to being reimbursed by Viacom for its reasonable out-of-pocket expenses, including attorneys' fees, in connection with this exchange offer.
         is also acting as Viacom's financial advisor in connection with this
exchange offer, for which          is receiving customary compensation. The
foregoing fees will be payable if and when this exchange offer is completed.
    has provided investment banking services to Viacom and Blockbuster in the
past for which      received customary compensation.

   Viacom and Blockbuster have each agreed to indemnify          against
specified liabilities related to this transaction, including civil liabilities under the federal securities laws, and to contribute to payments which may be required to make in respect thereof. However, in the opinion of the

SEC, such indemnification is against public policy as expressed in the
Securities Act of 1933, and is, therefore, unenforceable.          may from
time to time hold shares of Viacom class A or class B common stock in its proprietary accounts, and to the extent it owns shares in these accounts at the
time of this exchange offer,          may tender these shares.

   All questions as to the validity, form, and eligibility, including time of receipt of notices of solicited tenders will be determined by the exchange agent and Viacom, in the exchange agent's and Viacom's discretion, respectively, which determination will be final and binding. Neither the exchange agent nor any other person will be under any duty to give notification of any defects or irregularities in a notice of solicited tender or incur any liability for failure to give such notification.

   No broker, dealer, bank, trust company or fiduciary shall be deemed to be
Viacom's agent or the agent of Blockbuster,         ,          or          for
purposes of this exchange offer.

   Viacom has retained          to act as the information agent and          to
act as the exchange agent in connection with this exchange offer. The information agent may contact holders of shares of Viacom class A or class B common stock by mail, telephone, facsimile transmission and personal interviews and may request brokers, dealers and other nominee stockholders to forward materials relating to this exchange offer to beneficial owners. The information agent and the exchange agent each will receive reasonable compensation for their respective services, will be reimbursed for reasonable out-of-pocket expenses and will be indemnified against liabilities in connection with their services, including liabilities under the federal securities laws.

   Neither the information agent nor the exchange agent has been retained to make solicitations or recommendations. The fees they receive will not be based on the number of shares of Viacom class A or class B common stock tendered under this exchange offer; however, the exchange agent will be compensated in part on the basis of the number of letters of transmittal received and the number of stock distribution statements distributed.

   Viacom will not pay any fees or commissions to any broker or dealer or any
other person, other than         , for soliciting tenders of shares of Viacom
class A or class B common stock under this exchange offer. Viacom will, upon request, reimburse brokers, dealers, commercial banks and trust companies for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers.

Legal Limitation

   This document is not an offer to sell and it is not soliciting any offer to buy any shares of Blockbuster class A common stock in any jurisdiction in which, except as provided below, the offer or sale is not permitted. Viacom is not aware of any jurisdiction in the United States where the making of this exchange offer or its acceptance would not be legal. If Viacom learns of any jurisdiction where making this exchange offer or its acceptance would not be permitted, Viacom currently intends to make a good faith effort to comply with the relevant law. If, after such good faith effort, Viacom cannot comply with such law, Viacom will determine whether this exchange offer will be made to and whether tenders will be accepted from or on behalf of persons who are holders of shares of Viacom class A or class B common stock residing in the jurisdiction.

   In any jurisdiction where the securities or blue sky laws require this exchange offer to be made by a licensed broker or dealer, this exchange offer may be made on our behalf by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

                  PRICE RANGE OF SHARES OF VIACOM CLASS A AND
                      CLASS B COMMON STOCK AND DIVIDENDS

   Shares of Viacom class A and class B common stock are listed and traded on the NYSE under the symbols "VIA" and "VIA.B," respectively. Viacom class A and class B common stock were listed and traded on the American Stock Exchange until April 8, 1999. On February 25, 1999, Viacom's board of directors declared a 2-for-1 common stock split, to be effected in the form of a dividend. The additional shares were issued on March 31, 1999 to shareholders of record on March 15, 1999. All common share and per share amounts have been adjusted to reflect the stock split for all periods presented.

   The following tables contain, for the periods indicated, the high and low sale prices per share of Viacom class A and class B common stock as reported on the NYSE composite tape or the American Stock Exchange composite tape, as applicable.

                                      Viacom Class A      Viacom Class B
                                     Common Stock(/1/)   Common Stock(/1/)
                                     ------------------  -------------------
                                       High      Low      High        Low
                                     --------  --------  -------   ---------
   1997
     First Quarter.................. $18 9/16  $16       $18 15/16 $16
     Second Quarter.................  17 23/32  12 5/8    18        12 5/8
     Third Quarter..................  17 3/8    13 3/4    17 9/16   13 5/8
     Fourth Quarter.................  20 7/8    13        21 1/8    13 1/4
   1998
     First Quarter.................. $27 1/8   $19 15/16 $27 17/32 $20 1/4
     Second Quarter.................  30 1/2    26 1/8    30 5/8    26 13/32
     Third Quarter..................  34 11/16  24 5/8    35        24 3/4
     Fourth Quarter.................  36 29/32  25 7/16   37 1/8    25 163/512
   1999
     First Quarter.................. $45 1/2   $35 5/16  $45 15/16 $35 3/8
     Second Quarter(/2/)............  48 3/4    36 11/16  49 3/16   36 5/8
     Third Quarter..................  49 5/8    38 7/16   48 3/4    38 9/16
     Fourth Quarter (through
      December 10, 1999)............  56 7/16   40 5/16   56 3/8    39 13/16

--------
(1) Viacom has not declared cash dividends on its class A or class B common stock and has no present intention of doing so.
(2) As of April 8, 1999, Viacom class A and class B common stock ceased trading on the American Stock Exchange and commenced trading on the NYSE.

   The number of holders of record of shares of Viacom class A and class B
common stock as of     , 2000 was    and   , respectively.

   On December 10, 1999, the last full day of trading prior to the initial filing of the registration statement of which this document is a part, the closing price per share of Viacom class A and class B common stock as reported on the NYSE composite tape was $55 1/4 and $55 1/16, respectively. You should obtain current market quotations for Viacom class A and class B common stock before deciding to tender.

                      PRICE RANGE OF SHARES OF BLOCKBUSTER
                       CLASS A COMMON STOCK AND DIVIDENDS

   The shares of Blockbuster class A common stock are listed and traded on the NYSE under the symbol "BBI." Blockbuster class A common stock began trading on August 11, 1999 following its initial public offering. The following table contains, for the periods indicated, the high and low sale prices per share of Blockbuster class A common stock as reported on the NYSE composite tape and the cash dividends per share of Blockbuster class A common stock:

                                                                     Cash
                                                  High    Low      Dividends
                                                  ----    ----     ---------
1999
  Third Quarter (from August 11, 1999)........... $16 7/8 $12 7/16   $  --
  Fourth Quarter (through December 10, 1999).....  17 1/8  11 3/8     0.02(/1/)

--------
(1) On October 20, 1999 Blockbuster's board of directors declared a cash dividend of $0.02 per share of Blockbuster class A and class B common stock, payable November 22, 1999, to its stockholders of record at the close of business on November 1, 1999. The total dividend payment was about $3.5 million, of which Viacom International Inc. was paid about $2.9 million.

   The number of holders of record of shares of Blockbuster class A common
stock as of      , 1999 was   . Viacom currently owns all of the outstanding
shares of Blockbuster class B common stock, and immediately prior to this exchange offer, Viacom will own more than 80% of the equity value of Blockbuster. Immediately prior to the completion of this exchange offer, each share of Blockbuster class B common stock that Viacom owns will be converted into one share of Blockbuster class A common stock. Accordingly, Viacom will be distributing Blockbuster class A common stock in this exchange offer.

   On December 10, 1999, the last full day of trading prior to the initial filing of the registration statement of which this document is a part, the closing price per share of Blockbuster class A common stock as reported on the NYSE composite tape was $15 3/4. You should obtain current market quotations for the shares of Blockbuster class A common stock before deciding to tender your shares of Viacom class A or class B common stock.

   Blockbuster has paid and currently intends to pay a quarterly dividend of $0.02 per share on Blockbuster common stock. Blockbuster's board of directors is free to change Blockbuster's dividend practices from time to time and to decrease or increase the dividend paid, or to not pay a dividend, on Blockbuster's common stock on the basis of results of operations, financial condition, cash requirements and future prospects and other factors deemed relevant by Blockbuster's board of directors. Furthermore, Blockbuster's credit agreement limits its ability to pay dividends. See "Description of Blockbuster's Credit Agreement."

                  VIACOM SELECTED CONSOLIDATED FINANCIAL DATA
                    (In millions, except per share amounts)

   The selected consolidated financial data presented below have been derived from, and should be read together with, Viacom's audited consolidated financial statements and the accompanying notes included in its annual report on Form 10-K for the year ended December 31, 1998 and the unaudited interim consolidated financial statements and the accompanying notes included in its quarterly report on Form 10-Q for the quarterly period ended September 30, 1999, which is incorporated by reference in this document. The historical financial data presented below include the results of Paramount Communications Inc. after its acquisition by Viacom on March 11, 1994 and the results of Blockbuster Entertainment Corporation after its acquisition by Viacom on September 29, 1994.

                                                                     Nine Months
                                                                     Ended or At
                               Year Ended or At December 31,        September 30,
                          ----------------------------------------  ---------------
                           1994     1995    1996    1997    1998     1998    1999
                          -------  ------- ------- ------- -------  ------  -------
Statement of Operations
Data:                                                                (unaudited)
Revenues................  $ 4,486  $ 8,700 $ 9,684 $10,685 $12,096  $8,754  $ 9,286
Operating income........      354    1,247   1,197     685     752     455      881
Earnings (loss) from
 continuing operations..       19       88     152     374     (44)   (133)     239
Net earnings (loss).....       90      223   1,248     794    (122)   (141)     201
Net earnings (loss)
 attributable to common
 stock..................       15      163   1,188     734    (150)   (186)     189
Earnings (loss) per
 common share:
Basic:
 Earnings (loss) from
  continuing
  operations............     (.14)     .04     .13     .44    (.10)   (.25)     .33
 Net earnings (loss)....      .04      .22    1.63    1.04    (.21)   (.26)     .27
Diluted:
 Earnings (loss) from
  continuing
  operations............     (.13)     .04     .13     .44    (.10)   (.25)     .32
 Net earnings (loss)....      .03      .22    1.62    1.04    (.21)   (.26)     .27

Balance Sheet Data:
Total assets............  $28,274  $28,991 $28,834 $28,289 $23,613          $24,268
Total long-term debt,
 net of current
 portion................   10,402   10,712   9,856   7,423   3,813            6,142
Shareholders' equity....   11,792   12,094  12,587  13,384  12,050           10,918

         VIACOM UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL DATA

   General

   The following unaudited pro forma combined condensed balance sheet of Viacom as of September 30, 1999 gives effect to the Viacom pro forma events (as described below), as if such events occurred on September 30, 1999. The unaudited statements of operations are presented as if the Viacom pro forma events had occurred at the beginning of the earliest period presented.

   The Viacom pro forma events are:

  . The separation of Blockbuster through this exchange offer. Solely for purposes of the pro forma financial data, it has been assumed that Viacom would exchange all 144 million shares of Blockbuster common stock that it owns at an exchange ratio of about 3.59 shares of Blockbuster common stock for each share of Viacom common stock, which would result in about 40 million shares of Viacom common stock being exchanged. This exchange ratio is based on the December 9, 1999 closing market prices of $15.50 for Blockbuster class A common stock and $55.625 for Viacom class B common stock and assumes that no premium is being offered by Viacom. This exchange ratio may not be indicative of the actual exchange ratio; and

  .  The proposed merger with CBS, giving pro forma effect to the following:

    -- CBS' acquisition of CBS Radio, Inc., formerly American Radio Systems
       Corporation in June 1998;

    -- Infinity's initial public offering in December 1998;

    -- CBS' acquisition of King World Productions in November 1999; and

    -- Infinity's acquisition of Outdoor Systems in December 1999.

   In the opinion of Viacom's management, all adjustments and/or disclosures necessary for a fair presentation of the pro forma data have been made. These unaudited pro forma combined condensed financial statements are presented for illustrative purposes only and are not necessarily indicative of the operating results or the financial position that would have been achieved had the Viacom pro forma events been consummated as of the dates indicated or of the results that may be obtained in the future.

   These unaudited pro forma combined condensed financial statements and notes thereto should be read in conjunction with:

  . Viacom's consolidated financial statements and the notes thereto as of and for the year ended December 31, 1998, and Management's Discussion and Analysis of Financial Condition and Results of Operations included in Viacom's annual report on Form 10-K for the year ended December 31, 1998 which is incorporated by reference in this document;

  . Viacom's consolidated financial statements and the notes thereto as of and for the nine month period ended September 30, 1999, on Form 10-Q which is incorporated by reference in this document;

  . Blockbuster's consolidated financial statements and interim consolidated financial statements and the notes thereto as of and for the year ended December 31, 1998, and for the nine month period ended September 30, 1999, respectively, presented elsewhere in this document; and

  . The unaudited CBS pro forma financial information as of and for the nine month period ended September 30, 1999 and for the year ended December 31, 1998, as set forth in the Joint Proxy Statement/Prospectus and Registration Statement on Form S-4 filed by Viacom on November 24, 1999, which is incorporated by reference into this document.

                      VIACOM UNAUDITED PRO FORMA COMBINED
                       CONDENSED STATEMENTS OF OPERATIONS

                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999
                    (In millions, except per share amounts)

                                                                                                                    Pro Forma
                                                                                                                     Viacom
                                                                      Pro Forma                                  as Adjusted for
                                                                       Viacom                                      Blockbuster
                                         Less:         Other         as Adjusted        CBS      Viacom/CBS      Separation And
                           Viacom     Blockbuster   Separation     for Blockbuster   Pro Forma     Merger          Viacom/CBS
                         Historical Separation(/1/) Adjustments      Separation    Combined(/4/) Adjustments         Merger
                         ---------- --------------- -----------    --------------- ------------- -----------     ---------------
Revenues...............    $9,286       $3,268         $ 91(/2/)       $6,109         $6,297        $ --             $12,406
Operating expenses.....     6,007        2,410           89(/2/)        3,686          3,605          --               7,291
Selling, general and
 administrative........     1,712          485            7(/2/)        1,234          1,009          --               2,243
Depreciation and
 amortization..........       616          292          --                324            839          424 (/5/b)       1,587
Restructuring charge...        70          --           --                 70            --           --                  70
Residual costs of
 discontinued
 businesses............       --           --           --                --             130          --                 130
                           ------       ------         ----            ------         ------        -----            -------
Operating income.......       881           81           (5)              795            714         (424)             1,085
Other income (expense),
 net...................         3            2          --                  1              5          --                   6
Interest income
 (expense), net........      (311)         (89)          (7)(/2/)        (229)          (217)         (61)(/5/b)        (507)
                           ------       ------         ----            ------         ------        -----            -------
Earnings (loss) from
 continuing operations
 before income taxes...       573           (6)         (12)              567            502         (485)               584
Income tax (expense)
 benefit...............      (295)         (52)           5 (/3/)        (238)          (393)          24 (/5/c)        (607)
Equity in loss of
 affiliated companies,
 net of tax............       (38)          (4)         --                (34)           (28)         --                 (62)
Minority interest......        (1)         --           --                 (1)           (66)         --                 (67)
                           ------       ------         ----            ------         ------        -----            -------
Earnings (loss) from
 continuing
 operations............       239          (62)          (7)              294             15         (461)              (152)
Cumulative convertible
 preferred stock
 dividend requirement
 and premium on
 repurchase of
 preferred stock.......       (13)         --           --                (13)           --           --                 (13)
                           ------       ------         ----            ------         ------        -----            -------
Net earnings (loss)
 from continuing
 operations
 attributable to common
 stock.................    $  226       $  (62)        $ (7)           $  281         $   15        $(461)           $  (165)
                           ======       ======         ====            ======         ======        =====            =======
Earnings (loss) from
 continuing operations
 per common share:
 Basic.................    $ 0.33                                      $ 0.43                                        $ (0.11)
 Diluted...............    $ 0.32                                      $ 0.42                                        $ (0.11)
Weighted average shares
 outstanding:
 Basic.................       695                       (40)(/2/)         655                         812 (/5/a)       1,467
 Diluted...............       709                       (40)(/2/)         669                         812 (/5/a)       1,467

    See accompanying notes to unaudited Viacom pro forma combined condensed financial statements.

                      VIACOM UNAUDITED PRO FORMA COMBINED
                       CONDENSED STATEMENTS OF OPERATIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1998
                    (In millions, except per share amounts)

                                                                                                                  Pro Forma
                                                                      Pro Forma                                    Viacom
                                                                       Viacom                                  as Adjusted for
                                                                     as Adjusted                                 Blockbuster
                                           Less:         Other           for          CBS      Viacom/CBS      Separation And
                            Viacom      Blockbuster   Separation     Blockbuster   Pro Forma     Merger          Viacom/CBS
                          Historical  Separation(/1/) Adjustments    Separation  Combined(/4/) Adjustments         Merger
                          ----------  --------------- -----------    ----------- ------------- -----------     ---------------
Revenues................   $12,096        $3,893         $118 (/2/)    $8,321       $8,361        $ --             $16,682
Operating expenses......     8,506         3,320          114 (/2/)     5,300        5,242          --              10,542
Selling, general and
 administrative.........     2,061           549           17 (/2/)     1,529        1,335          --               2,864
Depreciation and
 amortization...........       777           383          --              394        1,113          565 (/5/b)       2,072
Residual costs of
 discontinued
 businesses.............       --            --           --              --           163          --                 163
                           -------        ------         ----          ------       ------        -----            -------
Operating income
 (loss).................       752          (359)         (13)          1,098          508         (565)             1,041
Other income (expense),
 net....................       (57)          (13)         --              (44)          38          --                  (6)
Interest income
 (expense), net.........      (599)          (24)          94 (/2/)      (485)        (363)         (89)(/5/b)        (937)
                                                           (4)(/2/)
                           -------        ------         ----          ------       ------        -----            -------
Earnings (loss) from
 continuing operations
 before income taxes....        96          (396)          77             569          183         (654)                98
Income tax (expense)
 benefit................      (139)           59          (31)(/3/)      (229)        (320)          36 (/5/c)        (513)
Minority interest.......        (1)          --           --               (1)         (35)         --                 (36)
                           -------        ------         ----          ------       ------        -----            -------
Earnings (loss) from
 continuing operations..       (44)         (337)          46             339         (172)        (618)              (451)
Cumulative convertible
 preferred stock
 dividend requirement
 and discount on
 repurchase of preferred
 stock..................       (27)          --           --              (27)         --           --                 (27)
                           -------        ------         ----          ------       ------        -----            -------
Net earnings (loss) from
 continuing operations
 attributable to common
 stock..................   $   (71)       $ (337)        $ 46          $  312       $ (172)       $(618)           $  (478)
                           =======        ======         ====          ======       ======        =====            =======
Earnings (loss) from
 continuing operations
 per common share:
 Basic..................   $ (0.10)                                    $ 0.47                                      $ (0.32)
 Diluted................   $ (0.10)                                    $ 0.46                                      $ (0.32)
Weighted average shares
 outstanding:
 Basic..................       709                        (40)(/2/)       669                       812 (/5/a)       1,481
 Diluted................       709                        (40)(/2/)       678                       812 (/5/a)       1,481


    See accompanying notes to unaudited Viacom pro forma combined condensed financial statements.

          VIACOM UNAUDITED PRO FORMA COMBINED CONDENSED BALANCE SHEET

                            AS OF SEPTEMBER 30, 1999
                                 (In millions)

                                                                                                                 Pro Forma
                                                                                                                  Viacom
                                                                 Pro Forma                                    as Adjusted for
                                                                  Viacom                                        Blockbuster
                                  Less:                         as Adjusted                 Viacom/CBS        Separation And
                    Viacom     Blockbuster   Other Separation for Blockbuster CBS Pro Forma   Merger            Viacom/CBS
                  Historical Separation(/1/) Adjustments(/2/)   Separation    Combined(/4/) Adjustments           Merger
                  ---------- --------------- ---------------- --------------- ------------- -----------       ---------------
ASSETS:
Cash and cash
 equivalents....   $   674       $  122          $   --           $   552        $   524     $   (474)(/5/b)      $   602
Customer
 receivables,
 net............     1,677          114                8            1,571          1,477          --                3,048
Other current
 assets.........     2,631          403               (4)           2,224          1,245          450 (/5/b)        3,919
                   -------       ------          -------          -------        -------     --------             -------
Total current
 assets.........     4,982          639                4            4,347          3,246          (24)              7,569
Property and
 equipment,
 net............     3,316        1,098              --             2,218          3,055          --                5,273
Goodwill and
 other
 intangibles,
 net............    11,424        6,016              --             5,408         23,951       22,596 (/5/b)       51,955
Other noncurrent
 assets.........     4,546          572                8            3,982          2,027         (340)(/5/b)        5,761
                                                                                                   92 (/5/b)
                   -------       ------          -------          -------        -------     --------             -------
Total assets....   $24,268       $8,325          $    12          $15,955        $32,279     $ 22,324             $70,558
                   =======       ======          =======          =======        =======     ========             =======
LIABILITIES AND
 SHAREHOLDERS'
 EQUITY:
Current portion
 of long-term
 debt...........   $   131       $   22          $   --           $   109        $   189     $    --              $   298
Accounts
 payable,
 accrued
 expenses and
 other..........     4,054          737               50            3,367          2,078         (106)(/5/b)        5,314
                                                                                                  (25)(/5/b)
                   -------       ------          -------          -------        -------     --------             -------
Total current
 liabilities....     4,185          759               50            3,476          2,267         (131)              5,612
Long-term debt..     6,142        1,314              --             4,828          3,904          575 (/5/b)        9,372
                                                                                                   65 (/5/b)
Other noncurrent
 liabilities....     1,924           73              --             1,851          5,547            8 (/5/b)        7,406
                   -------       ------          -------          -------        -------     --------             -------
Total
 liabilities....    12,251        2,146               50           10,155         11,718          517              22,390
                   -------       ------          -------          -------        -------     --------             -------
Minority
 interest in
 equity of
 consolidated
 subsidiaries...     1,099        1,093              --                 6          5,391          --                5,397
Shareholders'
 Equity:
Common stock....         7          --               --                 7            802            8 (/5/a)           15
                                                                                                 (802)(/5/b)
Additional paid-
 in capital.....    10,260        5,769            2,854            7,345         14,759       36,725 (/5/a)       44,493
                                                  (2,232)                                         200 (/5/a)
                                                   2,232                                          223 (/5/b)
                                                                                              (14,759)(/5/b)
Common stock
 held in
 treasury, at
 cost...........    (1,432)         --               --            (1,432)        (1,683)       1,683 (/5/b)       (1,432)
Retained
 earnings.......     2,115         (637)              12             (140)         1,957       (1,957)(/5/b)         (319)
                                                     (50)                                        (179)(/5/b)
                                                  (2,854)
Accumulated
 other
 comprehensive
 income (loss)..       (32)         (46)             --                14           (665)         665 (/5/b)           14
                   -------       ------          -------          -------        -------     --------             -------
Total
 shareholders'
 equity.........    10,918        5,086              (38)           5,794         15,170       21,807              42,771
                   -------       ------          -------          -------        -------     --------             -------
Total
 liabilities and
 shareholders'
 equity.........   $24,268       $8,325          $    12          $15,955        $32,279     $ 22,324             $70,558
                   =======       ======          =======          =======        =======     ========             =======

    See accompanying notes to unaudited Viacom pro forma combined condensed financial statements.

                 NOTES TO VIACOM UNAUDITED PRO FORMA COMBINED
                        CONDENSED FINANCIAL STATEMENTS

           (Tables in millions, except share and per share amounts)

(1) Separation of Blockbuster

   This column reflects the deconsolidation of Blockbuster Inc.

(2) Transaction Loss and Other Separation Adjustments

   Viacom will recognize a gain or loss in connection with this exchange offer based upon the fair market value of Viacom common stock exchanged for Blockbuster common stock. Assuming an exchange ratio of about 3.59 shares of Blockbuster common stock for each share of Viacom common stock exchanged, about 40 million shares of Viacom common stock would be exchanged for the 144 million shares of Blockbuster common stock that is owned by Viacom. In addition, Viacom would recognize a non-recurring loss on disposal of discontinued operations of about $2.9 billion. This loss on disposal is not reflected in the pro forma results of operations. The assumed exchange ratio is based on the December 9, 1999 closing market price of $55.625 per share of Viacom class B common stock and $15.50 per share of Blockbuster class A common stock. This exchange ratio may not be indicative of the actual exchange ratio.

   The calculation of the estimated loss on the transaction is summarized below:

      Estimated consideration received for Blockbuster common
       stock........................................................ $ 2,232
      Net book value of Blockbuster at September 30, 1999...........  (5,086)
                                                                     -------
                                                                      (2,854)
      Estimated transaction costs...................................     (50)
                                                                     -------
      Estimated loss................................................ $(2,904)
                                                                     =======

   The adjustments made to revenues and operating expenses in the pro forma combined condensed statements of operations and adjustments to inventory and accounts receivable in the pro forma combined condensed balance sheet are the result of the reversal of intercompany transactions which were previously eliminated by Viacom in its consolidated historical financial statements.

   The adjustments made to general and administrative expense of $7 million for the nine months ended September 30, 1999 and $17 million for the year ended December 31, 1998 principally reflect the reversal of allocated overhead charges included in Blockbuster's results of operations which were included in Viacom's consolidated historical financial statements.

   The adjustments made to interest expense of $7 million for the nine months ended September 30, 1999 and $4 million for the year ended December 31, 1998 represent the reversal of intercompany interest expense included in Blockbuster's results of operations which were previously eliminated by Viacom in its consolidated historical financial statements. The decrease in interest expense of $94 million for the year ended December 31, 1998 is due to the assumed interest savings associated with the reduction of Viacom's outstanding debt resulting from the assumed January 1, 1998 repayment of promissory notes issued by Blockbuster to Viacom. The promissory notes were issued on December 31, 1998 and therefore the related 1999 interest income and expense had been accrued by Viacom and Blockbuster.

   Pro forma earnings (loss) from continuing operations per common share are based on the weighted average of common shares outstanding, reduced by about 40 million common shares assumed to be exchanged in this transaction, and increased by about 812 million shares assumed to be issued by Viacom in the proposed Viacom/CBS Merger. For both periods presented, the weighted average common shares outstanding used in

                 NOTES TO VIACOM UNAUDITED PRO FORMA COMBINED
                 CONDENSED FINANCIAL STATEMENTS -- (Continued)

           (Tables in millions, except share and per share amounts)

calculating diluted loss from continuing operations per common share for "Pro Forma Viacom as adjusted for Blockbuster Separation and Viacom/CBS Merger" do not include the impact of Viacom stock options, as they are antidilutive.

(3) Income tax effect

   Income tax expense on the pro forma results of operations is calculated at a 40 percent marginal tax rate.

(4) CBS Pro Forma Combined

   The unaudited pro forma combined condensed balance sheet as of September 30, 1999 is presented as if the merger of CBS and King World, and the Outdoor Systems acquisition had occurred on September 30, 1999. The unaudited pro forma condensed statements of operations for the nine months ended September 30, 1999 and the year ended December 31, 1998 are presented as if the merger of CBS and King World, the acquisitions of American Radio by CBS and of Outdoor Systems by Infinity and the Infinity initial public offering had occurred on January 1, 1998.

   The CBS unaudited pro forma combined condensed financial statements are presented using the purchase method of accounting for the merger of CBS and King World, the acquisitions of CBS Radio, Inc., formerly American Radio Systems Corporation, by CBS, and of Outdoor Systems, Inc., by Infinity Broadcasting Corporation.

   These unaudited CBS pro forma combined financial statements have been derived from, and should be read in conjunction with, CBS' audited consolidated financial statements and the accompanying notes included in its annual report on Form 10-K for the year ended December 31, 1998, as amended by Form 10-K/A, the unaudited interim consolidated financial statements and the accompanying notes included in its quarterly report on Form 10-Q for the period ended September 30, 1999 and the unaudited pro forma combined condensed financial statements for these periods included in the Joint Proxy Statement/Prospectus and the Registration Statement on Form S-4 filed by Viacom November 24, 1999, which are incorporated by reference into this document.

                 NOTES TO VIACOM UNAUDITED PRO FORMA COMBINED
                 CONDENSED FINANCIAL STATEMENTS -- (Continued)

           (Tables in millions, except share and per share amounts)


(5) Pro Forma Merger Adjustments

   (a) Consideration

   Pursuant to the Viacom/CBS merger agreement, holders of CBS common stock will receive 1.085 shares of Viacom class B common stock for each CBS share of common stock issued and outstanding at the completion of the merger. The total number of CBS shares issued and outstanding during the period subsequent to the merger announcement but prior to its completion is not anticipated to fluctuate from the ordinary course. For purposes of the unaudited pro forma combined condensed financial statements, the $45.225 per share value of Viacom class B common stock to be issued was calculated based on its average market price per share from September 2, 1999 through September 9, 1999.

Total estimated CBS common shares outstanding (including shares to be
 issued to King World shareholders)...................................   748.6
Exchange Ratio........................................................   1.085
                                                                       -------
Estimated Viacom class B common shares to be issued...................   812.2
                                                                       =======
Purchase Consideration:
Estimated value of Viacom class B common stock to be issued (812.2 shares at $45.225 per share):
  Common stock, $.01 par value........................................ $     8
  Additional paid-in capital..........................................  36,725
Estimated fair value of CBS stock options to be assumed by Viacom.....     200
                                                                       -------
Estimated net increase in Viacom equity............................... $36,933
                                                                       =======

   (b) Merger

   To record the excess purchase price over the net tangible and identifiable intangible assets acquired in connection with the merger as described above:

Estimated net increase in Viacom equity..............................  $36,933
Less: Shareholders' equity of CBS Pro Forma Combined at September 30,
 1999
  Common stock.......................................................     (802)
  Additional paid-in capital.........................................  (14,759)
  Common stock held in treasury......................................    1,683
  Retained earnings/Accumulated other comprehensive loss.............   (1,292)
Adjustments:
  Add: Liability for conversion of CBS stock options, net of deferred
   taxes.............................................................      833
                                                                       -------
Excess purchase price over net tangible and identifiable intangible
 assets acquired.....................................................   22,596
Identifiable intangible assets acquired..............................   23,951
                                                                       -------
Excess purchase price over net tangible assets acquired..............  $46,547
                                                                       =======
Incremental amortization expense of excess purchase price over net tangible and identifiable intangible assets acquired:
  Twelve month amortization..........................................  $   565
                                                                       =======
  Nine month amortization............................................  $   424
                                                                       =======

                 NOTES TO VIACOM UNAUDITED PRO FORMA COMBINED
                 CONDENSED FINANCIAL STATEMENTS -- (Continued)

           (Tables in millions, except share and per share amounts)


   The above pro forma adjustments are based on preliminary estimates. The final allocation of the purchase price will be determined after the completion of the merger and will be based on appraisals and a comprehensive final evaluation of the fair value of CBS' tangible and identifiable intangible assets acquired and liabilities assumed at the time of the merger. For the purpose of these unaudited pro forma combined condensed financial statements, amortization of the excess purchase price over tangible net assets acquired of approximately $46.5 billion is computed on a straight-line basis using useful lives as follows: $37.5 billion (40 years), $6.6 billion (30 years) and $2.4 billion (10 years).

   Generally accepted accounting principles currently require that acquired intangible assets be amortized over periods not to exceed 40 years. Viacom believes that the intangible assets acquired from CBS included in the 40-year category are comprised principally of the franchises, FCC licenses, and trademarks of CBS. These are assets with indefinite lives which have historically appreciated in value over time. In addition, Viacom intends to continue to expand the combined company's existing lines of business, develop new businesses by leveraging the well known franchises, trademarks and products of Viacom and CBS, and take advantage of synergies that exist between Viacom and CBS to further strengthen existing lines of business. Viacom believes that it will benefit from the merger for an indeterminable period of time of at least 40 years and, therefore, a 40-year amortization period for the $37.5 billion portion of the excess purchase consideration is appropriate. After the completion of the merger, Viacom will complete valuations and other studies of the significant assets, liabilities and business operations of CBS as of the time of the merger. Using this information, Viacom will make a final allocation of the purchase consideration, including allocation to tangible assets and liabilities, indentifiable intangible assets and goodwill. Accordingly, depreciation and amortization, as presented in the pro forma combined condensed statements of operations for the year and nine months ended December 31, 1998 and September 30, 1999, may fluctuate significantly from the preliminary estimate when the final appraisals of tangible and intangible assets are completed.

   The following table presents the incremental reduction to pro forma net income (loss) from continuing operations attributable to common stock and pro forma net income (loss) from continuing operations per common share resulting from the allocation of each $1 billion of purchase consideration to assets with useful lives of thirty, twenty, or ten years rather than the forty year life reflected in the pro forma financial statements.

                                                    30 years 20 years 10 years
                                                    -------- -------- --------
Impact on pro forma net income (loss) from
 continuing operations attributable to common
 stock:
  For the twelve month period......................  $   (8)  $  (25)  $  (75)
                                                     ======   ======   ======
  For the nine month period........................  $   (6)  $  (19)  $  (56)
                                                     ======   ======   ======
Impact on pro forma net income (loss) from
 continuing operations per common share:
  For the year ended December 31, 1998.............  $(0.01)  $(0.02)  $(0.05)
                                                     ======   ======   ======
  For the nine months ended September 30, 1999.....  $  --    $(0.01)  $(0.04)
                                                     ======   ======   ======

   Limited rights to receive cash in lieu of Viacom options exist for the majority of the historical CBS stock options outstanding prior to the announcement of the merger. To reflect the liability associated with these stock options, these unaudited pro forma combined condensed financial statements assume that the options will be settled in cash for approximately $1.4 billion. Accordingly, the issuance of long-term debt of $575 million and adjustments to reflect the use of cash and investments, classified as other noncurrent assets, of $474 million and $340 million, respectively, have been recorded in the pro forma balance sheet to reflect the financing and funding

                 NOTES TO VIACOM UNAUDITED PRO FORMA COMBINED
                 CONDENSED FINANCIAL STATEMENTS -- (Continued)

           (Tables in millions, except share and per share amounts)

of such obligations at the effective time of the merger. In addition, related interest expense of $58 million and $85 million for the nine months of 1999 and the twelve months of 1998, respectively, have been recorded in the unaudited pro forma combined condensed statements of operations. Deferred taxes have been provided for on the respective book and tax basis differences at a 40 percent marginal tax rate. Additional options with a fair value of $200 million either do not contain these limited rights or are options related to underlying shares which cannot be disposed of for some designated period of time, and, as such, have been reflected as an adjustment to additional paid-in capital within shareholders' equity.

   Viacom has entered into agreements with the two deputy chairmen of Viacom regarding the terms of their resignations upon the effective time of the merger. Accordingly, the pro forma balance sheet includes a charge as a reduction to retained earnings of $179 million, net of tax benefit of $119 million, which principally reflects the stock options granted to them over the life of their employment with Viacom as well as cash payments in accordance with their resignation agreements. The tax benefit assumes a 40 percent marginal tax rate. The pro forma statement of operations includes a charge for the incremental interest expense associated with the increase in long-term debt.

   (c) Income Tax Expense

   Income tax expense on the pro forma results of operations and the pro forma adjustments, excluding non-deductible goodwill amortization, is calculated at a 40 percent marginal tax rate.

   (d) Items not included in the Unaudited Pro Forma Merger Adjustments

   The preceding unaudited pro forma merger adjustments do not include any adjustments for the following:

  . any operating efficiencies and cost savings that may be achieved with respect to the combined companies;

  . upon closing of the merger, the combined companies may incur integration related expenses as a result of the elimination of duplicate facilities and functions, operational realignment and related workforce reductions. Such CBS costs would generally be recognized as a liability assumed as of the merger date resulting in additional goodwill while Viacom related costs would be recognized as an expense through the statements of operations;

  . transactions between Viacom and CBS, including transactions between Viacom and companies proposed to be acquired by CBS, have not been eliminated in the unaudited pro forma combined condensed financial statements, as the amounts are not material for the periods presented;

  . transaction costs related to the merger are not expected to have a material impact on these unaudited pro forma combined condensed financial statements; and

  . in connection with the merger, some radio and television stations may have to be divested in order to comply with current FCC regulations. Also, Viacom may be required to reduce or divest its interest in the United Paramount Network to comply with FCC rules limiting the common ownership of some television networks. Generally, any gains or losses associated with disposition of historical Viacom assets would be recognized through the statements of operations while the gain or loss on the disposition of historical CBS assets would likely be recognized as an adjustment to goodwill.

(6) Reclassifications

   Some reclassifications have been made to conform to the unaudited pro forma combined condensed financial statements presentation.

                 BLOCKBUSTER SELECTED CONSOLIDATED HISTORICAL
                         FINANCIAL AND OPERATING DATA

   The following table sets forth Blockbuster's selected consolidated historical financial and operating data as of the dates and for the periods indicated. The selected statement of operations and balance sheet data for the years ended December 31, 1996 through 1998 are derived from Blockbuster's audited consolidated financial statements. The selected statement of operations data for the nine months ended September 29, 1994, the three months ended December 31, 1994, the year ended December 31, 1995 and the nine months ended September 30, 1998 and 1999 and the selected balance sheet data as of December 31, 1994 and 1995 and September 30, 1998 and 1999 are derived from Blockbuster's unaudited consolidated financial statements prepared by Blockbuster, which in Blockbuster's opinion, include all normal, recurring adjustments necessary for a fair presentation of the financial position at such dates and the results of operations for such respective periods. The financial information herein may not necessarily reflect Blockbuster's results of operations, financial position and cash flows in the future or what its results of operations, financial position and cash flows would have been had it been a separate, stand-alone entity during the periods presented.

                 BLOCKBUSTER SELECTED CONSOLIDATED HISTORICAL
                  FINANCIAL AND OPERATING DATA -- (Continued)

   The following data should be read in conjunction with, and are qualified by reference to, the consolidated financial statements and related notes thereto, "Blockbuster Unaudited Pro Forma Consolidated Financial Data" and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations of Blockbuster" included elsewhere in this document.

                                                                                             Nine Months
                          Nine Months  Three Months                                          Ended or At
                             Ended     Ended or At     Year Ended or At December 31,        September 30,
                         September 29, December 31, -------------------------------------- ----------------
                           1994(/1/)       1994      1995   1996(/2/) 1997(/3/)  1998(/4/) 1998(/4/)  1999
                         ------------- ------------ ------  --------- ---------  --------- --------- ------
                                                       (In millions, except per share
                                                      amounts and worldwide store data)
Statement of Operations
 Data:
Revenues................    $1,468        $ 546     $2,403   $2,942    $3,314     $3,893    $2,807   $3,268
Gross profit............     1,031          431      1,705    1,928     1,953      1,937     1,296    1,998
Operating expenses......       743          274      1,275    1,661     2,168      2,296     1,681    1,917
Operating income
 (loss).................       288          157        430      267      (215)      (359)     (385)      81
Interest expense, net,
 and other items........       (17)          (2)       (11)     (18)      (54)       (36)      (17)     (87)
Income (loss) before
 income taxes...........       271          155        419      249      (269)      (395)     (402)      (6)
Benefit (provision) for
 income taxes...........      (127)         (72)      (228)    (167)      (30)        59        80      (52)
Equity in income (loss)
 of affiliated
 companies, net of tax..         2          --         (48)      (4)      (19)        (1)       (2)      (4)
Net income (loss).......       146           83        143       78      (318)      (337)     (324)     (62)
Net income (loss) per
 share--basic and
 diluted (5)............                  $ .58     $  .99   $  .54    $(2.21)    $(2.34)   $(2.25)  $ (.42)
Weighted average shares
 outstanding--basic and
 diluted (5)............                    144        144      144       144        144       144      150
Balance Sheet Data:
Cash and cash
 equivalents............                  $  55     $  100   $   59    $  130     $   99    $   84   $  122
Rental library, net.....                    291        520      676       735        441       418      501
Intangibles, net........                  6,147      6,531    6,310     6,193      6,056     6,087    6,016
Total assets............                  8,250      8,571    8,795     8,731      8,275     8,281    8,325
Long-term debt, less
 current portion (6)....                    296        168      249       331      1,715       355    1,157
Stockholders' equity
 (6)....................                  7,275      7,737    7,784     7,618      5,638     7,103    6,179
Worldwide Store Data:
Company-operated stores
 at end of period.......                  3,067      3,692    4,472     5,105      5,283     5,223    5,746
Franchised and joint
 venture stores at end
 of period..............                  1,002        821      845       944      1,098     1,010    1,114
Total stores at end of
 period.................                  4,069      4,513    5,317     6,049      6,381     6,233    6,860
Same store revenues
 increase
 (decrease)(7)..........                                        5.1%     (1.8)%     13.3%     12.7%    10.3%

-------
(1) The statement of operations data for the nine months ended September 29, 1994 represents Blockbuster Entertainment Corporation as an independent company relating solely to the videocassette and video game rental business prior to its acquisition by Viacom. In September 1994, Blockbuster Entertainment Corporation merged with and into Viacom. All financial data subsequent to September 29, 1994 reflects Viacom's basis of accounting established in purchase accounting effective with Viacom's acquisition and now reflected on Blockbuster's consolidated financial statements.
(2) During 1996 Blockbuster recognized a restructuring charge of $50 million primarily relating to Blockbuster's corporate relocation and elimination of third party distributors.
(3) During 1997 Blockbuster recognized charges totaling $250 million primarily related to inventory write-downs, closure of underperforming stores, write-offs attributable to international joint ventures and additional expenses incurred in connection with Blockbuster's corporate relocation.
(4) During 1998 Blockbuster changed its method of amortizing its videocassette and video game rental inventory. This newly adopted method represents a more accelerated method of amortization. The adoption of this new method of amortization was accounted for as a change in accounting estimate effected by a change in accounting principle and, accordingly, Blockbuster recorded a non-cash charge of $424 million recognized as cost of sales.
(5) As described in note 1 to Blockbuster's consolidated financial statements, Blockbuster was recapitalized to provide for class A common stock and class B common stock. In accordance with SEC Staff Accounting Bulletin No. 98, the capitalization of the class B common stock has been retroactively reflected for the purposes of presenting historical net income (loss) per share for periods prior to the initial public offering. Pro forma weighted average shares outstanding reflect all shares of class B common stock issued and outstanding which are owned by Viacom and the class A common stock issued in Blockbuster's initial public offering, as if these shares had been outstanding since the beginning of each respective period.
(6) This reflects the December 31, 1998 declaration of a $1.4 billion dividend payable to Viacom International Inc. in the form of an interest-bearing promissory note.
(7) A store is included in the same store revenue calculation after it has been opened and operated by Blockbuster for more than 52 weeks. An acquired store becomes part of the same store base in the 53rd week after acquisition and conversion. The percentage change is computed by comparing total net revenues for same stores as defined above at the end of the applicable reporting period with total net revenues from these same stores for the comparable period in the prior year.

                        BLOCKBUSTER UNAUDITED PRO FORMA
                          CONSOLIDATED FINANCIAL DATA

   Blockbuster's unaudited pro forma consolidated statements of operations for the year ended December 31, 1998 and the nine months ended September 30, 1999, and the unaudited pro forma consolidated balance sheet as of September 30, 1999 have been prepared based on Blockbuster's consolidated financial statements and interim consolidated financial statements and related notes presented elsewhere in this document. This data is based on various assumptions and includes the adjustments explained in the related notes. The unaudited pro forma consolidated results of operations assume that these transactions occurred as of the beginning of the periods presented. To the extent that these events are not reflected in Blockbuster's historical balance sheet, the unaudited pro forma balance sheet assumes that these transactions occurred as of September 30, 1999.

   On December 31, 1998, Blockbuster declared a dividend payable to Viacom International Inc. in the form of an interest-bearing promissory note of $1.4 billion. Additionally, in the first quarter of 1999, promissory notes were issued to Viacom International Inc. in the aggregate principal amount of about $77 million in order to obtain funds for the acquisition of video stores. Prior to this exchange offer, the following transactions occurred:

  .  Blockbuster entered into a $1.9 billion credit agreement;

  . Blockbuster borrowed about $1.6 billion under Blockbuster's credit agreement and the proceeds were used as follows:

    (1) to pay about $65 million which is a portion of the purchase price to Viacom's affiliates to acquire Blockbuster's non-U.S. operations that it did not already own;

    (2) to repay the $1.4 billion promissory note evidencing the dividend payable by Blockbuster to Viacom International Inc. and about $77 million in promissory notes evidencing the amount payable by Blockbuster to Viacom International Inc. in connection with the acquisition of video stores;

    (3) to pay about $43 million in accrued and unpaid interest due to Viacom under the $1.4 billion and about $77 million promissory notes referred to above; and

    (4) to pay the fees and expenses of about $15 million relating to the origination of Blockbuster's credit agreement; and

  . Blockbuster's initial public offering of its class A common stock on August 10, 1999. The initial public offering consisted of 31 million shares of Blockbuster class A common stock issued at a price of $15 per share which resulted in net proceeds of $443 million after deducting underwriting discounts and commissions, but before offering expenses. These proceeds were used to reduce Blockbuster's debt outstanding under its credit agreement. Through Viacom's ownership of 100% of the shares of Blockbuster class B common stock, representing a total of 144 million shares, Viacom owned about 82% of Blockbuster common stock representing about 96% of the combined voting power of common stock of Blockbuster at the completion of Blockbuster's initial public offering.

This exchange offer and any subsequent spin-off of any remaining Blockbuster common stock owned by Viacom as a result of under subscription of shares in this exchange offer, will have no impact on Blockbuster's historical financial position or results of operations.

   See "Description of Blockbuster's Credit Agreement" and "Related Party Transactions -- Agreements Between Blockbuster and Viacom Relating to Blockbuster's Initial Public Offering or the Separation of Blockbuster from Viacom."

                        BLOCKBUSTER UNAUDITED PRO FORMA
                  CONSOLIDATED FINANCIAL DATA -- (Continued)

   Blockbuster's unaudited pro forma consolidated financial data do not purport to represent what its results of operations or financial position would actually have been if its initial public offering and the other transactions described above had in fact occurred on such dates or to project Blockbuster's results of operations or financial position for any future date or period. This data should be read in conjunction with the consolidated financial statements and related notes, the interim consolidated financial statements and the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations of Blockbuster" included elsewhere in this document.

   Blockbuster believes the estimates and assumptions used to prepare its unaudited pro forma consolidated financial data provide a reasonable basis for presenting the significant effects of this exchange offer and the transactions discussed above, and that the pro forma adjustments give appropriate effect to the estimates and assumptions and are properly applied in Blockbuster's unaudited pro forma consolidated financial data.

          BLOCKBUSTER PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS
                                  (UNAUDITED)

                                              Year Ended December 31, 1998
                         ------------------------------------------------------------------------
                                                                                    Pro Forma
                                                                                   Adjusted for
                                                                 Initial Public  Recapitalization
                         Blockbuster Recapitalization               Offering       and Initial
                         Historical    Adjustments     Pro Forma  Adjustments    Public Offering
                         ----------- ----------------  --------- --------------  ----------------
                                        (In millions, except per share amounts)
Revenues................   $3,893         $             $3,893        $               $3,893
Cost of sales...........    1,956                        1,956                         1,956
Operating expenses,
 excluding amortization
 of intangibles(/1/)....    2,126                        2,126                         2,126
Amortization of
 intangibles............      170                          170                           170
                           ------         ------        ------        ---             ------
Operating income
 (loss).................     (359)                        (359)                         (359)
                                            (108)(/2/)
Interest expense and
 other items, net.......      (36)            (3)(/3/)    (147)        32 (/5/)         (115)
                           ------         ------        ------        ---             ------
Income (loss) before
 income taxes...........     (395)          (111)         (506)        32               (474)
Benefit (provision) for
 income taxes...........       59             43 (/4/)     102        (12)(/6/)           90
Equity in loss of
 affiliated companies,
 net of tax.............       (1)                          (1)                           (1)
                           ------         ------        ------        ---             ------
Net income (loss).......   $ (337)        $(68.0)       $ (405)       $20             $ (385)
                           ======         ======        ======        ===             ======
Net income (loss) per
 share--basic
 and diluted............   $(2.34)                                                    $(2.20)
                           ======                                                     ======
Weighted average shares
 outstanding--basic and
 diluted................      144                                                        175 (/7/)
                           ======                                                     ======
                                          Nine Months Ended September 30, 1999
                         ------------------------------------------------------------------------
                                        (In millions, except per share amounts)
Revenues................   $3,268         $             $3,268        $               $3,268
Cost of sales...........    1,270                        1,270                         1,270
Operating expenses,
 excluding amortization
 of intangibles(/1/)....    1,788                        1,788                         1,788
Amortization of
 intangibles............      129                          129                           129
                           ------         ------        ------        ---             ------
Operating income
 (loss).................       81                           81                            81
                                              (7)(/2/)
Interest expense and
 other items, net.......      (87)            (1)(/3/)     (95)        23 (/5/)          (72)
                           ------         ------        ------        ---             ------
Income (loss) before
 income taxes...........       (6)            (8)          (14)        23                  9
Benefit (provision) for
 income taxes...........      (52)             3 (/4/)     (49)        (9)(/6/)          (58)
Equity in loss of
 affiliated companies,
 net of tax.............       (4)                          (4)                           (4)
                           ------         ------        ------        ---             ------
Net income (loss).......   $  (62)        $   (5)       $  (67)       $14             $  (53)
                           ======         ======        ======        ===             ======
Net income (loss) per
 share--basic
 and diluted............   $(0.42)                                                    $(0.30)
                           ======                                                     ======
Weighted average shares
 outstanding--basic and
 diluted................      150                                                     $  175 (/7/)
                           ======                                                     ======

     See accompanying notes to unaudited Blockbuster pro forma consolidated statements of operations.

Notes to Unaudited Blockbuster Pro Forma Consolidated Statements of Operations


--------
(1) Blockbuster believes that additional general and administrative expenses resulting from the addition of personnel to fulfill certain functions previously provided by Viacom will not differ materially from the allocated general and administrative expenses from Viacom.
(2) This reflects additional interest expense primarily relating to the funding of the $1.6 billion in borrowings under Blockbuster's credit agreement to fund promissory notes payable to Viacom International Inc. and the partial funding of the purchase from Viacom's affiliates of the non-U.S. operations of Blockbuster's business that Blockbuster did not already own. The additional interest expense was calculated assuming the average bank borrowings were outstanding at the beginning of each respective period, and an average annual interest rate of 7.3% for the year ended December 31, 1998 and 6.8% for the nine months ended September 30, 1999. These amounts were reduced by the historical debt interest cost of $8.4 million for the year ended December 31, 1998 and $77.3 million for the nine months ended September 30, 1999. This rate represents the average of the one-month LIBOR rate as of the end of each month in each respective period plus 1.75%.
(3) This represents amortization of deferred bank fees incurred in connection with Blockbuster's credit agreement.
(4) This reflects the income tax benefit associated with adjustments described in footnotes (2) and (3) above.
(5) This reflects the reduction in interest expense as a result of the use of all of the net proceeds of the initial public offering to repay $443 million of the average borrowings under Blockbuster's credit agreement. If interest rates were to increase or decrease by 0.125 of 1%, Blockbuster's related interest expense would be expected to increase or decrease by about $1.5 million annually or $0.4 million quarterly.
(6) This reflects the income tax provision associated with the adjustment in footnote (5) above.
(7) The pro forma basic net income (loss) per share includes both the class A common stock issued in connection with Blockbuster's initial public offering and class A common stock resulting from the conversion by Viacom of Blockbuster class B common stock immediately prior to this exchange offer.

               BLOCKBUSTER PRO FORMA CONSOLIDATED BALANCE SHEET

                              SEPTEMBER 30, 1999
                                  (UNAUDITED)

                                                Exchange
                                                  Offer               Pro Forma
                              Historical       Adjustments           as Adjusted
                             -------------    -------------         -------------
                             (In millions, except per share amounts)
Assets
Current assets:
  Cash and cash
   equivalents..............   $         122     $       --           $         122
  Receivables, net..........             114             --                     114
  Merchandise inventories...             254             --                     254
  Prepaid assets............             149             --                     149
                               -------------     -----------          -------------
    Total current assets....             639             --                     639
  Rental library, net.......             501             --                     501
  Deferred income taxes.....               3             --                       3
  Property and equipment,
   net......................           1,098             --                   1,098
  Intangibles, net..........           6,016             --                   6,016
  Other assets..............              68             --                      68
                               -------------     -----------          -------------
                               $       8,325     $       --           $       8,325
                               =============     ===========          =============
Liabilities and
Stockholders' Equity
Current liabilities:
  Accounts payable..........   $         369     $       --           $         369
  Accrued expenses..........             360             --                     360
  Current portion of long-
   term debt................             157             --                     157
  Current portion of capital
   lease obligations........              22             --                      22
  Deferred income taxes.....               8             --                       8
                               -------------     -----------          -------------
    Total current
     liabilities............             916             --                     916
  Long-term debt less
   current portion..........           1,040             --                   1,040
  Capital lease obligations,
   less current portion.....             117             --                     117
  Other liabilities.........              73             --                      73
                               -------------     -----------          -------------
                                       2,146             --                   2,146
                               -------------                          -------------
Commitments and
 contingencies
Stockholders' equity:
  Preferred stock, par value
   $.01 per share; 100.0
   shares authorized; no
   shares issued or
   outstanding..............             --              --                     --
  Class A common stock, par
   value $.01 per share;
   400.0 shares authorized,
   31.0 shares issued and
   outstanding..............               1               1 (/1/)                2
  Class B common stock, par
   value $.01 per share,
   500.0 shares authorized,
   144.0 shares issued and
   outstanding..............               1              (1)(/1/)              --
  Additional paid-in
   capital..................           6,227             --                   6,227
  Retained earnings
   (deficit)................              (4)            --                      (4)
  Accumulated other
   comprehensive loss-
   foreign currency
   translation adjustment...             (46)            --                     (46)
                               -------------     -----------          -------------
    Total stockholders'
     equity.................           6,179             --                   6,179
                               -------------     -----------          -------------
                               $       8,325     $       --           $       8,325
                               =============     ===========          =============

--------
(1) This reflects the conversion of 144 million shares of Blockbuster class B common stock owned by Viacom into shares of Blockbuster class A common stock immediately prior to this exchange offer. This represents 100% of Viacom's shares in Blockbuster. There is no other effect of this exchange offer on the capital structure of Blockbuster.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                   AND RESULTS OF OPERATIONS OF BLOCKBUSTER

   The following discussion and analysis should be read in conjunction with the consolidated financial statements and related notes thereto appearing elsewhere in this offering memorandum.

General

   Blockbuster entered into the video rental business in 1985 and is the world's leading retailer of rentable home videocassettes, DVDs and video games. Blockbuster's 6,900 stores offer a wide selection of entertainment products for rent or purchase. Blockbuster's business model was significantly modified in 1997 to refocus on videocassette rental, improving the customer experience and satisfying customer demand earlier for newly released videos. During 1998, Blockbuster's customers' responses were very favorable with a revenue increase of 17.5%, an increase in same store revenues of 13.3% and an increase in domestic rental transactions of about 14% on a same store basis as compared to 1997.

   The consolidated financial statements for the periods presented do not fully reflect the trends in Blockbuster's business as it had significantly different business models during these periods. In addition, the periods presented include significant charges which relate to these business model changes. As a result and as further explained below, Blockbuster's results of operations for those periods are not comparable.

   In connection with Blockbuster's merger with Viacom in 1994, Blockbuster valued its videocassette rental library at fair market value, which formed the basis for subsequent amortization of this inventory over a period of up to 36 months. Such fair market value proved, on average, to be lower than the cost of rental videocassettes acquired after the merger. As a result, amortization was lower with respect to rental videocassettes acquired in the 1994 merger than rental videocassettes purchased after the merger. This lower amortization favorably affected results in 1996 and, to a lesser extent, in 1997. Amortization in 1996 and in 1997 also increased as a result of increased purchases of videocassettes.

   In 1996, Blockbuster decided to offer not only Blockbuster's traditional video rental and related merchandise but various other merchandise categories, including clothing, books and magazines. Blockbuster also decided to move its corporate headquarters from Ft. Lauderdale, Florida to Dallas, Texas and to build an 850,000 square foot distribution center to handle its existing and new products and eliminate third party distribution. These changes resulted in a $50.2 million charge.

   Following significant management changes in 1997, Blockbuster determined that the new merchandise lines that had been added in 1996 were not as profitable as its core rental business. As a result, Blockbuster refocused its merchandise lines and in the second quarter of 1997, Blockbuster's recorded charges amounting to $250 million, $100.8 million of which related to a reduction in the carrying value of some of its retail merchandise inventory.

   In recognizing that Blockbuster could not purchase enough videocassettes at the "full" cost to satisfy customer demand without significantly increasing its risk, Blockbuster changed its business model. In 1998, in order to increase the quantity and selection of newly released video titles and satisfy its customers' demand for newly released videos earlier, Blockbuster entered into revenue-sharing agreements with the major movie studios. Prior to Blockbuster's change to a revenue-sharing business model, its videocassette rental library was purchased at "full" cost, generally between $60 and $70 per videocassette for major theatrical releases that were priced for rental in the United States. The implementation of revenue-sharing dramatically affected Blockbuster's cost of sales as it changed its business model from a primarily fixed to a primarily variable cost approach. Starting in the second quarter of 1998, revenue-sharing payments to the movie studios became a significant component of Blockbuster's cost of sales. In addition, Blockbuster shortened the period over which it amortizes the up front cost of acquiring most newly released videocassettes to three months. In connection with this change in method of accounting for its videocassette rental library, Blockbuster recorded a $424.3 million charge to reflect a reduction in the carrying value of this library.

   Blockbuster has a substantial amount of intangible assets on its consolidated financial statements. As of September 30, 1999, Blockbuster had net intangible assets of $6,015.8 million, which represented about 72% of its total assets and about 97% of its stockholders' equity. Blockbuster's intangible assets consist primarily of goodwill. This goodwill was primarily created when Viacom acquired Blockbuster's business and operations in 1994 for a purchase price in excess of the fair market value of its tangible net assets at that time. This goodwill was originally recorded on Viacom's financial statements in connection with Viacom's acquisition of Blockbuster's business and operations and is now recorded as an asset on Blockbuster's consolidated financial statements. This goodwill generally represents the BLOCKBUSTER name. Blockbuster evaluates on a regular basis whether or not events and circumstances have occurred to indicate that all or a portion of the carrying amount of these intangible assets may require an adjustment or a change to the amortization period.

Results of Operations

   The following table sets forth results of operations and other financial data.

                                                           Nine Months Ended
                            Year Ended December 31,          September 30
                         --------------------------------  ------------------
                           1996       1997        1998       1998      1999
                         ---------  ---------   ---------  --------  --------
                         (In millions, except margin and worldwide store
                                              data)
Statement of Operations
 Data:
Revenues................ $ 2,942.1  $ 3,313.6   $ 3,893.4  $2,806.6  $3,267.5
Cost of sales...........   1,013.7    1,360.5     1,956.4   1,510.1   1,269.6
                         ---------  ---------   ---------  --------  --------
Gross profit............   1,928.4    1,953.1     1,937.0   1,296.5   1,997.9
Operating expenses......   1,660.8    2,167.7     2,296.2   1,681.0   1,916.5
                         ---------  ---------   ---------  --------  --------
Operating income
 (loss).................     267.6     (214.6)     (359.2)   (384.5)     81.4
Interest expense........     (22.0)     (30.8)      (27.7)    (21.1)    (90.6)
Interest income.........       3.6        3.7         4.0       3.3       1.8
Other items, net........       --       (27.6)      (11.8)      0.4       1.5
                         ---------  ---------   ---------  --------  --------
Income (loss) before
 income taxes...........     249.2     (269.3)     (394.7)   (401.9)     (5.9)
Benefit (provision) for
 income taxes...........    (167.4)     (30.0)       59.4      80.0     (52.4)
Equity in loss of
 affiliated companies,
 net of tax.............      (4.0)     (18.9)       (1.3)     (1.8)     (4.1)
                         ---------  ---------   ---------  --------  --------
Net income (loss)....... $    77.8  $  (318.2)  $  (336.6) $ (323.7) $  (62.4)
                         =========  =========   =========  ========  ========
Cash Flow Data:
Cash flows from
 operating activities... $   985.0  $   991.3   $ 1,234.5  $  906.5  $  724.2
Cash flows used for
 investing activities...  (1,235.1)  (1,188.1)   (1,022.2)   (740.9)   (902.8)
Cash flows from (used
 for) financing
 activities.............     208.8      269.3      (241.1)   (208.9)    201.8
Other Data:
Depreciation............ $   165.5  $   253.8   $   212.7  $  156.8  $  163.1
Amortization of
 intangibles............     166.2      168.7       170.2     127.3     128.7
EBITDA(1)...............     599.3      207.9        23.7    (100.4)    373.2
Net income (loss) plus
 intangible
 amortization,
 net of tax(1)(2)....... $   239.6  $  (155.0)  $  (172.5) $ (200.6) $   60.8
Margins:
Rental margin(3)........      74.1%      69.6%       54.6%     50.2%     66.0%
Merchandise margin(4)...      19.3        7.4        19.8      18.7      22.5
Gross margin(5).........      65.5       58.9        49.8      46.2      61.1
Worldwide Store Data:
Same store revenues
 increase
 (decrease)(6)..........       5.1%      (1.8)%      13.3%     12.7%     10.3%
Total stores at end of
 period.................     5,317      6,049       6,381     6,233     6,860

--------
(1) "EBITDA" and "Net income (loss) plus intangible amortization, net of tax" are presented here to provide additional information about Blockbuster's operations. These items should be considered in addition to, but not as a substitute for or superior to, operating income, net income, cash flow and other measures of financial performance prepared in accordance with generally accepted accounting principles. EBITDA may differ in the method of calculation from similarly titled measures used by other companies.
(2) Intangible amortization, net of tax, included in this item is primarily related to goodwill.

(3) Rental gross profit as a percentage of rental revenues.
(4) Merchandise gross profit as a percentage of merchandise revenues.
(5) Gross profit as a percentage of total revenues.
(6) This represents the increase (decrease) over the prior comparable period.

Special Item Charges

   During the fourth quarter of 1996, Blockbuster recorded a $50.2 million restructuring charge associated with the relocation of its headquarters to Dallas, Texas and the elimination of third party distributors.

   During the second quarter of 1997, Blockbuster recorded a $250 million special item charge principally associated with a write-down of excess inventory of $100.8 million, operating charges for domestic and international reorganization, store closings and additional corporate relocation costs. This special item charge also included write-offs attributable to Blockbuster's joint venture operations in Japan recorded as equity in loss of affiliated companies, net of tax.

   During the second quarter of 1998, Blockbuster recorded a $424.3 million special item charge associated with a change in the method of accounting for videocassettes and video game rental inventory.

   The following is a summary of the impact of the above-described special item charges on Blockbuster's operating results during the periods presented.

                                                            Nine Months Ended
                               Year Ended December 31,        September 30,
                              ----------------------------  ------------------
                                1996      1997      1998      1998      1999
                              --------  --------  --------  --------  --------
                                             (In millions)
Operating income (loss)...... $  (50.2) $ (220.3) $ (424.3) $ (424.3)      --
Net income (loss)............    (30.1)   (174.7)   (273.1)   (273.1)      --

   Excluding the above-described special item charges, operating results would have been as follows:

                                                            Nine Months Ended
                               Year Ended December 31,        September 30,
                              ----------------------------  ------------------
                                1996      1997      1998      1998      1999
                              --------  --------  --------  --------  --------
                                             (In millions)
Revenues..................... $2,942.1  $3,313.6  $3,893.4  $2,806.6  $3,267.5
Cost of sales................  1,013.7   1,259.7   1,532.1   1,085.8   1,269.6
                              --------  --------  --------  --------  --------
Gross profit.................  1,928.4   2,053.9   2,361.3   1,720.8   1,997.9
Operating expenses...........  1,610.6   2,048.2   2,296.2   1,681.0   1,916.5
                              --------  --------  --------  --------  --------
Operating income, excluding
 special item charges........ $  317.8  $    5.7  $   65.1  $   39.8  $   81.4
                              ========  ========  ========  ========  ========

Nine Months Ended September 30, 1999 Compared to Nine Months Ended September 30, 1998

   Revenues. Revenues of $3,267.5 million for the nine months ended September 30, 1999 increased $460.9 million, or 16.4%, from $2,806.6 million for the nine months ended September 30, 1998. The increase in revenues was primarily due to increases in worldwide same store revenues of 10.3% for the nine months ended September 30, 1999 as compared to the corresponding period of 1998 and an increase in the number of systemwide stores of 627 to 6,860 at September 30, 1999 from 6,233 at September 30, 1998. The increase in same store revenues was principally due to increases in the number of domestic rental transactions of 6.5%, on a same store basis, and increased sales of previously viewed videotapes, for the nine-month period ended September 30, 1999 as compared to the corresponding period of the prior year.

   Rental revenue growth of $449.3 million, or 19.2%, for the nine months ended September 30, 1999 was the principal reason for the increase in total revenue. The increase in rental revenue was primarily due to the increase in the number of company-operated stores of 523 and the increase in rental transactions driven by:

  . a substantial increase in the quantity and selection of newly released videos provided through revenue sharing agreements;

  . the impact of Blockbuster's advertising campaigns aimed at marketing the improved customer experience;

  .  the implementation of more competitive pricing and rental terms.

   Rental revenues include base rental fees and extended viewing fees. Extended viewing fees of $516.4 million for the nine months ended September 30, 1999 increased $90.8 million, or 21.3%, from $425.6 million for the comparable nine months ended September 30, 1998 due to the increase in rental transactions and the number of company-operated stores. As a percentage of total revenues, extended viewing fees increased to 15.8% for the nine-month period of 1999 as compared to 15.2% in 1998. Base rental fees and extended viewing fees vary from market to market.

   Merchandise sales declined $9.5 million, or 2.2%, for the nine months ended September 30, 1999 compared to the nine months ended September 30, 1998. The decrease in merchandise sales was primarily related to Blockbuster's allocation of more retail shelf space to previously viewed videotapes.

   Cost of Sales. Cost of sales of $1,269.6 million for the nine-month period ended September 30, 1999 decreased $240.5 million from $1,510.1 million for the nine months ended September 30, 1998. Cost of sales as a percentage of total revenues for the nine-month period ended September 30, 1999 decreased to 38.9% from 53.8% for the comparable nine-month period of 1998. Excluding the special item charge of $424.3 million in the second quarter of 1998, cost of sales for the nine-month period increased $183.8 million, or 16.9%, primarily due to an increase in cost of rental revenues of $207.2 million for the nine months ended September 30, 1999. As a percentage of revenues, cost of sales excluding the special item charge increased to 38.9% for the nine months ended September 30, 1999 as compared to 38.7% for the comparable nine month period of 1998.

   Gross Profit. Gross profit of $1,997.9 million for the nine months ended September 30, 1999 increased $701.4 million, from $1,296.5 million in the nine months ended September 30, 1998. For the nine months ended September 30, 1999, gross profit as a percentage of total revenues increased to 61.1% from 46.2% in the comparable nine months ended September 30, 1998. Gross margin for the nine months ended September 30, 1998 and 1999 are not comparable because of the change in accounting implemented in the second quarter of 1998 related to Blockbuster's new business model.

   Operating Expenses. Total operating expenses of $1,916.5 million for the nine months ended September 30, 1999 increased $235.5 million from $1,681.0 million for the nine months ended September 30, 1998, primarily due to an increase in the number of company-operated stores of 523 to 5,746 at September 30, 1999 from 5,223 at September 30, 1998. Total operating expenses decreased as a percentage of total revenues to 58.7% in 1999 from 59.9% in 1998. The increases in total operating expenses resulted from the following:

     General and Administrative Expense. General and administrative expense, which includes expenses incurred at the store and corporate level, decreased as a percentage of total revenues to 44.1% in the nine months ended September 30, 1999 from 45.3% in the nine months ended September 30, 1998 reflecting the benefits of leveraging Blockbuster's cost structure to an increasing revenue base. General and administrative expense of $1,441.8 million in the nine months ended September 30, 1999, increased $170.3 million from $1,271.5 million in the nine months ended September 30, 1998. The dollar increase for the nine months ended September 30, 1999 primarily resulted from compensation increases of $90.8 million related to hiring additional personnel to support Blockbuster's store growth and increased store traffic. Occupancy costs increased $36.9 million largely as a result of an increase in the number of company-operated stores. Other corporate and store expenses increased $42.6 million due primarily to the growth of Blockbuster's business.

     Advertising Expense. Advertising expenses of $182.9 million for the nine months ended September 30, 1999 increased $57.5 million from $125.4 million in the nine months ended September 30, 1998. As a percentage of total revenues, advertising expense increased to 5.6% in the nine months ended September 30, 1999 from 4.5% in the nine months ended September 30, 1998. These increases reflect Blockbuster's planned increased investment in advertising and marketing which began in the second quarter of 1998.

   Interest Expense. Interest expense of $90.6 million for the nine months ended September 30, 1999 increased $69.5 million as compared to $21.1 million for the nine months ended September 30, 1998. The increase was primarily attributable to interest expense associated with approximately $1.6 billion indebtedness to Viacom relating to a promissory note issued by Blockbuster as a dividend to Viacom International Inc. and advances by Viacom to Blockbuster for various acquisitions.

   Benefit (Provision) for Income Taxes. Blockbuster recognized a provision for income taxes of $52.4 million for the nine months ended September 30, 1999 as compared to a benefit for income taxes of $80.0 million for the nine months ended September 30, 1998. The fluctuation in the provision is primarily due to the tax benefit associated with the special item charge recorded in the second quarter of 1998.

   Equity in Income (Loss) of Affiliated Companies, Net of Tax. The equity in income (loss) of affiliated companies, net of tax was a loss of $4.1 million for the nine months ended September 30, 1999 as compared to a loss of $1.8 million for the nine months ended September 30, 1998 primarily due to increased losses in Blockbuster's joint venture operations in Italy.

   Net Income (Loss). For the reasons described above, the net loss of $62.4 million for the nine months ended September 30, 1999 reflects a reduction in net loss of $261.3 million from a net loss of $323.7 million for the nine months ended September 30, 1998.

Comparison of 1998 to 1997

   Revenues. Revenues of $3,893.4 million in 1998 increased $579.8 million, or 17.5%, from $3,313.6 million in 1997 largely as a result of a 13.3% growth in Blockbuster's same store revenues which increased primarily as a result of an increase of about 14% in its domestic rental transactions on a same store basis and the net addition of 178 company-operated stores. Revenue growth consisted primarily of increases in rental transactions driven by:

  . a substantial increase in the quantity and selection of newly released videos provided through revenue-sharing agreements;

  . the impact of Blockbuster's advertising campaigns aimed at marketing the improved customer experience;

  .  the implementation of more competitive pricing and rental terms; and

  .  the increased popularity of game rentals.

   Extended viewing fees of $583.9 million in 1998 increased $180.1 million, or 44.6%, from $403.8 million in 1997 largely as a result of increases in rental transactions and fee increases in January 1998, which were partially offset by longer base rental periods. As a percentage of total revenues, extended viewing fees increased to 15.0% in 1998 from 12.2% in 1997.

   Merchandise sales also contributed to revenue growth increasing $24.0 million, or 4.0%, over the prior year largely as a result of the video release of Titanic, an increase in the number of company-operated stores and improved merchandising campaigns in some markets.

   Cost of Sales. Cost of sales of $1,956.4 million in 1998 increased $595.9 million from $1,360.5 million in 1997. Cost of sales as a percentage of total revenues increased to 50.2% in 1998 from 41.1% in 1997. Excluding the special item charges of $424.3 million in 1998 and $100.8 million in 1997, cost of sales increased $272.4 million primarily as a result of revenue-sharing payments to movie studios and cost of merchandise sales.

Commencing on April 1, 1998, Blockbuster substantially increased its purchases of videocassette rental product through revenue-sharing arrangements with the movie studios. Pursuant to Blockbuster's new business model and its change in accounting method adopted on April 1, 1998, revenue-sharing payments are expensed as incurred and the cost of rental product amortization has been accelerated. Payments made pursuant to Blockbuster's revenue-sharing agreements increased $314.3 million in 1998 as compared to 1997. Partially offsetting the increased expense due primarily to revenue-sharing is a decrease in rental tape amortization of $88.3 million. This decrease is due to the decline in the up front costs of rental product purchased pursuant to revenue-sharing. Blockbuster's total cost of merchandise sold of $495.5 million increased $46.4 million in 1998 from $449.1 million in 1997.

   Gross Profit. Gross profit as a percentage of revenues, or gross margin, decreased to 49.8% in 1998 from 58.9% in 1997. Excluding the special item charges of $424.3 million in 1998 and $100.8 million in 1997, gross profit decreased as a percentage of revenues to 60.6% in 1998 from 62.0% in 1997. Gross margins for 1998 and 1997 are not comparable because of the special item charges recorded in the second quarter of each year and the change in accounting implemented in the second quarter of 1998 related to Blockbuster's new business model. Merchandise margins declined in 1998 as compared to 1997 due to increased markdowns and promotional activities during 1998.

   Operating Expenses. Total operating expenses of $2,296.2 million in 1998 increased $128.5 million from $2,167.7 million in 1997. Total operating expenses as a percentage of total revenues decreased to 59.0% in 1998 from 65.4% in 1997. The increase in total operating expenses resulted from the following:

     General and Administrative Expense. General and administrative expense, which includes expense incurred at the store and corporate level, decreased as a percentage of total revenues to 44.5% in 1998 from 48.5% in 1997. Excluding the special item charge of $74.4 million related to relocation and occupancy costs in 1997, general and administrative expense of $1,732.3 million in 1998 increased $201.0 million from $1,531.3 million in 1997 due to compensation increases of $81.3 million, a $73.9 million increase in other corporate and store expenses and a $45.8 million increase in occupancy cost. Store labor cost increased because of an increase in the number of store personnel, the increase in the number of company-operated stores and an increase in minimum wage from $4.75 per hour to $5.15 per hour which became effective in September 1997. The increase in the number of store personnel reflects Blockbuster's commitment to better serve its customers and support its revenue growth. The increase in occupancy cost was primarily attributable to an increase in the number of stores.

     Advertising Expense. Advertising expense of $181.0 million in 1998 increased $41.5 million from $139.5 million in 1997. As a percentage of total revenues, advertising expense increased to 4.6% in 1998 from 4.2% in 1997. This increase was primarily due to additional promotional and advertising activity in order to increase customer awareness of the greater quantity and selection of newly released videos, Blockbuster's improved customer service, and the improved selection of BLOCKBUSTER FAVORITES.

     Depreciation. Depreciation expense of $212.7 million in 1998 decreased $41.1 million from $253.8 million in 1997. Excluding the special item charge of $45.1 million in 1997 associated with domestic and international reorganization and store closings, depreciation expense increased $4.0 million in 1998 from 1997 reflecting net store growth.

   Excluding the 1998 and 1997 special item charges, total operating expenses increased $248.0 million in 1998 from 1997.

   Interest Expense. Interest expense of $27.7 million in 1998 decreased $3.1 million from $30.8 million in 1997.

   Other Items, Net. Other items of $11.8 million in 1998 decreased $15.8 million from $27.6 million in 1997 largely due to the recognition of non-cash expenses of $10.5 million and $27.1 million in 1998 and 1997, respectively, to write-down non-strategic investments to their net realizable value.

   Benefit (Provision) for Income Taxes. Blockbuster recognized a benefit for income taxes of $59.4 million in 1998 as compared to a provision for income taxes of $30.0 million in 1997. This change was primarily attributable to the mix of domestic and foreign income or losses. Blockbuster did not recognize a benefit for foreign losses, as it is more likely than not that the benefit will not be realized. Goodwill associated with Viacom's acquisition of Blockbuster's business and operations and which is now recorded on Blockbuster's financial statements is not amortizable for tax purposes. Excluding the non-deductible amortization of intangibles, the annual effective tax rates would have been 24.6% in 1998 and (25.8%) in 1997.

   Equity in Income (Loss) of Affiliated Companies, Net of Tax. The equity in loss of affiliated companies, net of tax, decreased primarily due to the fact that Blockbuster recognized a pre-tax charge of $29.4 million in 1997 associated with its investment in its Japanese joint venture.

   Net Income (Loss). For the reasons described above, net loss of $336.6 million in 1998 increased $18.4 million from a loss of $318.2 million in 1997. Excluding the special item charges in 1998 and 1997, net loss declined $80.0 million to $63.5 million in 1998 from $143.5 million in 1997.

Comparison of 1997 to 1996

   Revenues. Revenues of $3,313.6 million in 1997 increased $371.5 million, or 12.6%, from $2,942.1 million in 1996 principally due to the net addition of 633 company-operated stores over the prior year but was offset by a 1.8% decline in same store revenues and a lower number of rental transactions. Rental revenues increased $277.1 million, or 11.6%, driven by the increase in company-operated stores but were much lower than anticipated as a result of fewer active customers and rental transactions.

   Extended viewing fees of $403.8 million in 1997 increased $59.2 million, or 17.1%, from $344.6 million in 1996 primarily as a result of increases in rental transactions. As a percentage of total revenues, extended viewing fees increased to 12.2% in 1997 from 11.7% in 1996.

   Merchandise sales increased $102.7 million, or 20.9%, over the prior year due to improved product offerings in Blockbuster's significant international markets.

   Cost of Sales. Cost of sales of $1,360.5 million in 1997 increased $346.8 million from $1,013.7 million in 1996. Cost of sales as a percentage of total revenues increased to 41.1% in 1997 from 34.5% in 1996. Excluding the special item charge of $100.8 million in 1997, cost of sales increased $246.0 million primarily due to an increase of amortization expense in 1997 as compared to 1996 resulting from a smaller percentage of Blockbuster's amortization expense in 1997 being attributable to the lower cost of videocassette rental library acquired in 1994.

   Gross profit. Gross profit as a percentage of total revenues, or gross margin, decreased to 58.9% in 1997 from 65.5% in 1996. Excluding the special item charge of $100.8 million in 1997, gross profit decreased to 62.0% in 1997 from 65.5% in 1996. Gross margins for 1997 and 1996 are not comparable because of the special item charges recorded in the second quarter of 1997.

   Operating Expenses. Total operating expenses of $2,167.7 million in 1997 increased $506.9 million from $1,660.8 million in 1996. Total operating expenses as a percentage of total revenues increased to 65.4% in 1997 from 56.4% in 1996. The increase in total operating expenses resulted from the following:

     General and Administrative Expense. General and administrative expense as a percentage of total revenues increased to 48.5% in 1997 from 39.5% in 1996. Excluding the $74.4 million special item charge in 1997, general and administrative expense of $1,531.3 million in 1997 increased $367.7 million from $1,163.6 million in 1996 due to compensation increases of $135.2 million, a $111.5 million increase in other corporate and store expenses and a $121.0 million increase in occupancy cost. The increase in compensation expense was due primarily to increases in the minimum wage in late 1996 from $4.25 per hour to $4.75 per hour and in late 1997 from $4.75 per hour to $5.15 per hour and an increase in the number of company-operated stores. In addition, in connection with Blockbuster's relocation to Dallas, Blockbuster incurred higher salary expense due to the hiring of temporary employees until positions were filled in Dallas. Blockbuster also paid higher salaries overall due to the strong labor demand in the Dallas market. The increase in occupancy cost was primarily attributable to an increase in the number of stores.

     Advertising Expense. Advertising expense of $139.5 million in 1997 increased $24.2 million from $115.3 million in 1996. As a percentage of total revenues, advertising expense increased to 4.2% in 1997 from 3.9% in 1996. This increase was primarily due to increased promotions designed to increase customer traffic.

     Depreciation. Depreciation expense of $253.8 million in 1997 increased $88.3 million from $165.5 million in 1996. Excluding the $45.1 million special item charge in 1997, depreciation expense increased $43.2 million in 1997 principally due to the purchases of equipment, fixtures and leasehold improvements associated with Blockbuster's store growth and the accelerated depreciation on the warehouse equipment located at its former distribution center in Garland, Texas.

     Restructuring Charge. Blockbuster incurred a $50.2 million restructuring charge in 1996 associated with the relocation of its headquarters to Dallas, Texas and the elimination of third party distributors.

   Excluding the 1997 and 1996 special item charges, total operating expenses increased $437.6 million in 1997 from 1996.

   Interest Expense. Interest expense of $30.8 million in 1997 increased $8.8 million from $22.0 million in 1996. This increase is primarily due to an increase in interest bearing debt owed to Viacom incurred to help finance Blockbuster's international operations.

   Other Items, Net. Other items of $27.6 million in 1997 reflect a non-cash write-down of investments to their estimated net realizable value. During 1997, as part of Blockbuster's strategic initiatives, management made the decision to dispose of investments that did not relate to Blockbuster's core business.

   Benefit (Provision) for Income Taxes. Blockbuster recognized provisions for income taxes of $30.0 million in 1997 and $167.4 million in 1996. The decrease was primarily attributable to the mix of domestic and foreign income or losses. Blockbuster did not recognize a benefit for foreign losses, as it is more likely than not that the benefit will not be realized. In addition, goodwill associated with Viacom's acquisition of Blockbuster's business and operations and which is now reflected on Blockbuster's financial statements is not amortizable for tax purposes. Excluding the non-deductible amortization of intangibles, the annual effective tax rates would have been (25.8)% in 1997 and 41.8% in 1996.

   Equity in Income (Loss) of Affiliated Companies, Net of Tax. Equity in loss of affiliated companies, net of tax, increased $14.9 million in 1997 over the prior year. This increase was primarily due to a pre-tax charge of $29.4 million in 1997 associated with Blockbuster's investment in its Japanese joint venture.

   Net Income (Loss). For the reasons described above, in 1997, Blockbuster recognized a net loss of $318.2 million as compared to net income of $77.8 million in 1996. Excluding the special item charges in 1997 and 1996, 1997 reflects a net loss of $143.5 million as compared to net income of $107.9 million in 1996.

General Economic Trends, Quarterly Results of Operations and Seasonality

   Blockbuster anticipates that its business will be affected by general economic and other consumer trends. Blockbuster's business is subject to fluctuations in future operating results due to a variety of factors, many of which are outside of its control. These fluctuations may be caused by, among other things:

  .  the number, timing and performance of new or acquired stores;

  .  public acceptance and interest in newly released videos;

  .  Blockbuster's mix of products rented and sold;

  .  Blockbuster's expansion into new markets and geographic locations;

  .  additional and existing competition and their pricing actions;

  .  marketing programs and new release acquisition costs;

  . seasonality, particularly in April and May, due in part to improved weather and Daylight Savings Time, and in September and October, due in part to the start of school and the introduction of new television programs;

  .  special events, such as the Olympics and the World Cup;

  .  changing technologies; and

  .  other factors affecting retailers in general.

   The following table sets forth quarterly statement of operations data for the eleven quarters ended September 30, 1999. This quarterly information includes the special item charges recognized in the second quarter of each of 1997 and 1998 discussed above and described in notes 3 and 4 of Blockbuster's consolidated financial statements and, in Blockbuster's opinion, includes all normal recurring adjustments necessary for a fair presentation of the information for the periods covered. This data should be read in conjunction with the consolidated financial statements and the notes thereto. The quarterly operating results are not necessarily indicative of the operating results for any future period.

                                              Quarter Ended
                               -----------------------------------------------
                               March 31   June 30(1)  September 30 December 31
                               --------   ----------  ------------ -----------
                                 (In millions, except percentage amounts)
1997
Revenues...................... $  823.8    $  765.3     $  817.7    $  906.8
Gross profit..................    538.3       370.5        504.5       539.8
Operating income (loss).......     71.2      (263.6)       (14.8)       (7.4)
Net income (loss).............    (19.3)     (227.3)       (37.8)      (33.8)
Net income (loss) plus
 intangible amortization, net
 of tax.......................     21.5      (186.5)         3.0         7.0
Same store revenues increase
 (decrease) (2)...............     (1.2)%      (2.3)%       (1.5)%      (1.0)%
1998
Revenues...................... $  931.2    $  890.0     $  985.4    $1,086.8
Gross profit..................    604.6       100.2        591.7       640.5
Operating income (loss).......     67.0      (456.9)         5.4        25.3
Net income (loss).............     15.8      (318.0)       (21.5)      (12.9)
Net income (loss) plus
 intangible amortization, net
 of tax.......................     56.8      (277.0)        19.6        28.1
Same store revenues increase
 (2)..........................      7.6%       12.6%        18.2%       14.5%
1999
Revenues...................... $1,113.0    $1,041.7     $1,112.8
Gross profit..................    671.2       645.3        681.4
Operating income (loss).......     48.6         4.2         28.6
Net income (loss).............     (3.4)      (39.9)       (19.1)
Net income (loss) plus
 intangible amortization, net
 of tax.......................     37.8         1.0         22.0
Same store revenues increase
 (2)..........................     17.0%        9.9%         5.7%

--------
(1) The table below presents the second quarter of 1997 and 1998 excluding special item charges:

                                                               Quarter Ended
                                                               --------------
                                                                 June 30,
                                                               --------------
                                                                1997    1998
                                                               ------  ------
                                                               (In millions)
      Revenues................................................ $765.3  $890.0
      Gross profit............................................  471.3   524.5
      Operating income (loss).................................  (43.3)  (32.6)
      Net income (loss).......................................  (52.6)  (44.9)
      Net income (loss) plus intangible amortization, net of
       tax....................................................  (11.8)   (3.9)

(2)  This represents the increase (decrease) over the prior comparable period.

Liquidity and Capital Resources

   Liquidity Prior to and Upon Blockbuster's Separation from Viacom

   Prior to Blockbuster's initial public offering of class A common stock, its capital investments and acquisitions were financed with a combination of cash flow from operations and advances from Viacom.

Blockbuster generates cash from operations predominantly from the rental of videocassettes and it has substantial operating cash flow because most of its revenue is received in cash and cash equivalents. Prior to Blockbuster's initial public offering, Viacom deposited sufficient cash in Blockbuster's bank accounts to meet its daily obligations and withdrew excess funds from those accounts. These transactions were included in advances from Viacom in the consolidated balance sheets and consolidated statements of cash flows. The amounts owed to Viacom prior to Blockbuster's initial public offering were capitalized into Viacom's net equity investment.

   Excess operating cash flow and additional funding from Viacom was used primarily for opening and acquiring new stores, the refurbishment, remodeling and relocation of exiting stores and the purchase of videocassette inventory. Prior to Blockbuster's initial public offering its capital structure was established which replaced its reliance on Viacom's cash management system. At the time of Blockbuster's initial public offering, all cash accounts were settled and, since such time, it has no longer participated in Viacom's cash management system. As such, no further amounts will be deposited in or withdrawn from Blockbuster's accounts by Viacom.

   In October 1998, BLOCKBUSTER MUSIC stores were sold to Wherehouse Entertainment Inc. Some of the leases transferred in connection with this sale had previously been guaranteed either by Viacom or its affiliates. The remaining lease terms expire on various dates through 2007. Blockbuster has agreed to indemnify Viacom with respect to any amount paid under these guarantees. At the time of the sale, the contingent liability for base rent was about $84 million on an undiscounted basis, with respect to these guarantees. Blockbuster has not recognized any reserves related to this contingent liability. If Wherehouse defaults, related payments could be funded from operating cash flow.

   Blockbuster expects to fund its future anticipated cash requirements, including the anticipated cash requirements for capital expenditures, joint ventures, commitments and payments of principal and interest on any borrowings, with internally generated funds, in addition to various external sources of funds which may be available to it. The external sources of funds include Blockbuster's credit agreement and amendments thereto and may include future issuances of debt, equity or other securities. Blockbuster believes that such internally and externally generated funds will provide it with adequate liquidity and capital necessary for the next twelve months.

   At September 30, 1999, Blockbuster was in compliance with all financial covenants under its credit agreement.

   Cash Flows

   Operating Activities. Net cash flows from operating activities decreased $182.3 million from $906.5 million for the nine months ended September 30, 1998 to $724.2 million for the nine months ended September 30, 1999 primarily due to an increase in revenue sharing payments of $245.8 million resulting from the increased use of revenue sharing in 1999. Revenue sharing payments reduce cash flow from operating activities. However, this reduction is partially offset by a decline in videocassette purchases included in investing activities. In addition, a decrease in accounts payable of $78.9 million compared to an increase of $32.6 million for the same period in 1998 contributed to a decrease in cash flow provided by operating activities. These decreases to operating cash flows were partially offset by a decrease in inventory in the amount of $25.1 million as compared to an increase in the corresponding period in 1998 of $5.4 million and a decrease in net deferred income taxes in the amount of $85.0 million as compared to an increase in the corresponding period in 1998 of $39.4 million.

   Investing Activities. Net cash used for investing activities increased $161.9 million from $740.9 million for the nine months ended September 30, 1998 to $902.8 million for the nine months ended September 30, 1999 as a result of a $157.9 million increase in capital expenditures for new store openings and store remodeling in 1999 and a $85.8 million increase in cash used for store acquisitions. These increases were partially offset by a decrease in the cost of rental library purchases, as the percentage of product purchased through revenue sharing increased in 1999 as compared to 1998.

   The major components of investing activities are detailed below:

                                                               Nine Months
                                                             Ended September
                               Year Ended December 31,             30,
                            -------------------------------  ----------------
                              1996       1997       1998      1998     1999
                            ---------  ---------  ---------  -------  -------
                                            (In millions)
Cash flows from investing
 activities:
  Rental library
   purchases............... $  (751.5) $  (860.2) $  (818.1) $(611.7) $(543.1)
  Capital expenditures.....    (323.7)    (262.2)    (175.0)  (108.8)  (266.7)
  Cash used for
   acquisitions............    (154.4)     (79.0)     (34.2)   (25.1)  (110.9)
  Proceeds from sales of
   store operations........       --         --         --       --      18.9
  Other....................      (5.5)      13.3        5.1      4.7     (1.0)
                            ---------  ---------  ---------  -------  -------
Net cash flow from (used
 for) investing
 activities................ $(1,235.1) $(1,188.1) $(1,022.2) $(740.9) $(902.8)
                            =========  =========  =========  =======  =======

   Blockbuster's capital expenditures include store equipment and fixtures, remodeling of some existing stores, implementation and upgrading of office and store technology and the opening of new store locations. Each new store opening requires initial capital expenditures, including leasehold improvements, inventory, equipment and costs related to site locations, lease negotiations and construction permits. Blockbuster plans to evaluate and pursue new sites within the video rental industry in both the United States and in international markets and will require capital and/or ongoing infrastructure enhancements to support its expansion strategies in developing markets and for acquisitions.

   Blockbuster currently anticipates that capital expenditures of about $384.8 million will be incurred in 1999, of which $221.3 million is anticipated to relate to new, relocated and remodeled stores and the conversion of acquired stores, $40.5 million is anticipated to relate to an upgraded store point of sale system to provide better service to its customers, and the balance of which relates to general corporate purposes. Blockbuster expects the total investment per new store to approximate $0.4 million, which includes rental and merchandise inventory, leasehold improvements, signage and furniture, fixtures and equipment. However, the cost of opening a new store can vary based on size, construction costs in a particular market and other factors.

   Financing Activities. Net cash flow from financing activities increased $410.7 million to $201.8 million in the nine months ended September 30, 1999 as compared to the use of funds of $208.9 million in the nine months ended September 30, 1998.

   On December 31, 1998, Blockbuster declared a $1.4 billion dividend in the form of a promissory note to Viacom International Inc. In the first quarter of 1999, Blockbuster issued other promissory notes of about $77 million to Viacom International Inc. relating to Blockbuster's purchase of video stores. On June 23, 1999 Blockbuster paid these notes including accrued and unpaid interest with the proceeds of the borrowings under the credit agreement described below.

   On June 21, 1999, Blockbuster entered into a $1.9 billion unsecured credit agreement with a syndicate of banks. This credit agreement is comprised of a $700 million revolver due July 1, 2004, a $600 million term loan due in quarterly installments beginning April 1, 2002 and ending July 1, 2004, and a $600 million revolver due June 19, 2000, which was subsequently permanently reduced with proceeds from the initial public offering. Interest rates are based on the prime rate or LIBOR at Blockbuster's option at the time of borrowing. A varying commitment fee is charged on the unused amount of the revolver. On June 23, 1999, Blockbuster borrowed $1.6 billion under its credit agreement, all of which was used to:

  . pay a portion of the purchase price to Viacom's affiliates to acquire the non-U.S. operations of Blockbuster's business that it did not already own;

  .  repay debt owed to Viacom International Inc. and its affiliates; and

  . pay fees and expenses related to the origination of its credit agreement.

   Blockbuster's credit agreement is intended to replace its reliance on Viacom's centralized cash management system. At September 30, 1999, Blockbuster had available $260.0 million of its borrowing capacity under its credit agreement.

   On August 10, 1999 Blockbuster sold to the public 31 million shares of its class A common stock for $15 per share. Proceeds from the offering aggregated $430.7 million, net of underwriting discounts and commissions of $22.1 million and offering expenses of $12.2 million. The gross proceeds from the offering, net of underwriting discounts and commissions, $442.9 million, were used to pay down the short-term revolving loan due June 19, 2000.

   On October 20, 1999 Blockbuster's board of directors declared a cash dividend of $0.02 per share of class A and class B common stock, payable November 22, 1999, to its stockholders of record at the close of business on November 1, 1999. The total dividend payment was about $3.5 million, of which Viacom International Inc. was paid about $2.9 million.

   On November 3, 1999 Blockbuster and America Online, Inc. announced a three-year strategic alliance. As part of the agreement, America Online will make a $30 million investment, representing about 2.75% ownership, in Blockbuster.com that will be used for, among other things, joint development of broadband content and delivery. If an initial public offering of Blockbuster.com is not completed within 18 months of the closing of the transaction, America Online will have the option to recover its investment plus cost of capital.

   Blockbuster believes that cash flow from operations, its current credit agreement and future borrowings will provide it with adequate liquidity and capital necessary to continue to fund its daily operations and expansion strategy in the next two to three years. Depending upon its growth opportunities and other factors, Blockbuster may, from time to time, consider the issuance of debt, equity or other securities, to refinance debt or to use for general corporate purposes. However, Blockbuster cannot assure you that it will be able to access capital markets in the future on terms that will be satisfactory to it.

   Other Financial Measurements: Working Capital

   At September 30, 1999, Blockbuster had cash and cash equivalents of $122.0 million. Working capital, however, reflected a deficit of $277.2 million due to the accounting treatment of Blockbuster's videocassette rental library. Videocassette rental inventories are accounted for as noncurrent assets and are excluded from the computation of working capital. The acquisition cost of videocassette rental inventories, however, is reported as a current liability and, accordingly, is included in the computation of working capital. Consequently, Blockbuster believes working capital is not as significant a measure of financial condition for companies in the home video industry as it is for companies in some other industries. Because of this accounting treatment, Blockbuster may, from time to time, operate with a working capital deficit.

   Availability of Foreign Net Operating Losses

   Foreign net operating losses, which are fully reserved, may not be available to Blockbuster after the split-off. At December 31, 1998, Blockbuster's foreign net operating losses were $42.5 million.

Quantitative and Qualitative Disclosures about Market Risk

   Blockbuster is exposed to various market risks including interest rates on its debt and foreign exchange rates.

   Interest Rate Risk

   Historically, Blockbuster has had no material interest rate risk associated with debt used to finance its operations due to limited borrowings and its relationship with Viacom. However, on June 23, 1999, Blockbuster borrowed $1.6 billion, comprised of $400 million borrowed under the long-term revolver, $600 million borrowed under the term loan, and $600 million under the short-term revolver. Total outstanding borrowings at September 30, 1999 were $1,197.1 million. Interest rates are based on the prime rate in the United States or LIBOR (plus a margin based on leverage ratios) at Blockbuster's option at the time of borrowing. The weighted average interest rate at September 30, 1999 for these borrowings was 7.2%. Blockbuster anticipates managing its future interest rate exposure by using a mix of fixed and floating interest rate debt and, if appropriate, financial derivative instruments.

   Foreign Exchange Risk

   Operating in international markets involves exposure to movements in currency exchange rates. Currency exchange rate movements typically also reflect economic growth, inflation, interest rates, government actions and other factors. As currency exchange rates fluctuate, translation of the statements of operations of Blockbuster's international businesses into U.S. dollars may affect year-over-year comparability and could cause Blockbuster to adjust its financing and operating strategies. As of September 30, 1999, Blockbuster had not entered into any foreign currency hedging activities. Blockbuster anticipates managing its future foreign exchange risk by using foreign currency forward contracts to hedge against foreign currency exchange fluctuations. The purpose of any contracts entered into will be to reduce any adverse fluctuations in earnings and cash flows associated with the foreign exchange rate fluctuations.

   On January 1, 1999, eleven member countries of the European Union established fixed conversion rates between their existing, or local, currencies and one common currency, the euro. The euro trades on currency exchanges and may be used in business transactions. Conversion to the euro eliminates currency exchange risk between the participating member countries. Beginning January 2002, new euro-denominated bills and coins will be issued, and local currencies will be withdrawn from circulation.

   Blockbuster's operations outside the United States constitute 19.2% of its total revenues. Blockbuster's operations in Europe constitute 9.6% of its total revenues. The majority of these sales are from Great Britain, which has not adopted the euro.

   Numerous issues are raised by the euro currency conversion including the need to adapt computer and financial systems and business processes and equipment. Due to these uncertainties, Blockbuster cannot reasonably estimate the long-term effects one common currency may have on pricing, costs, and the resulting impact, if any, on Blockbuster's financial condition or results of operations.

Recent Accounting Pronouncements

   In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133") effective for fiscal years beginning after June 15, 2000. Blockbuster anticipates that, due to its limited use of derivative instruments, the adoption of SFAS 133 effective January 1, 2001 will not have a material effect on its financial statements.

Year 2000 Compliance

   Overview

   The widespread use of computer programs that rely on two-digit dates to perform computations and decision-making functions may cause computer systems to malfunction prior to or in the year 2000 and lead to significant business delays and disruptions in the United States and internationally. Blockbuster has implemented a year 2000 program in order to identify, assess and mitigate its year 2000 risks. As part of its program, Blockbuster has hired independent consultants to assist in the review and oversight of its program, as well as to perform some testing operations. In addition, Blockbuster has established a project management team to monitor its program.

   Blockbuster has reviewed its year 2000 issues based upon three areas: applications, infrastructure, and business partners.

   Applications cover the software systems resident on mainframe, mid-range, network and personal computers. Blockbuster defines an application as one or a collection of programs directly related to a common system. For example, a financial application may include all the general ledger and accounts receivable software code used to process information. In addition, Blockbuster's applications have been segregated into critical and non-critical applications. Critical applications are software systems which, if not operational, could have a material impact on Blockbuster's business operations.

   Infrastructure includes computers, data and voice communications networks, and other equipment which use embedded chip processors such as inventory movement systems, telephone systems and others.

   Business partners include franchisees, third party vendors, customers and other service providers whose systems may interface with Blockbuster or whose own operations are important to Blockbuster's daily operations.

   These three areas have been addressed using a five-phase program: inventory, assessment, remediation, testing and contingency planning.

  . Phase 1 inventories the respective applications, hardware and business partners.

  . Phase 2 assesses the possible impact of a year 2000 error on the continuing operation of each identified application, hardware system or business partner relationship and subsequently determines the risk of year 2000 noncompliance to operations and assigns priorities.

  . Phase 3 establishes and implements specific plans for the remediation of applications and hardware systems and for the determination of business partners' compliance.

  . Phase 4 tests each application and hardware system and reviews business partners' compliance under the plans established in phase 3, to ensure that year 2000 issues no longer exist.

  . Phase 5 establishes and implements contingency plans in the event internal or external systems are not compliant.

   Changes may occur to Blockbuster's operations during the implementation of its year 2000 program or subsequent to the completion of each phase. Therefore, Blockbuster may periodically revise its plans. Blockbuster continues to review and test systems for year 2000 compliance as changes occur.

   State of Readiness

   Blockbuster's year 2000 progress, as of October 31, 1999, is as follows:

   Applications

   Blockbuster has completed the inventory, assessment, remediation and testing phases with respect to all 16 critical domestic and six critical international applications which primarily relate to point-of-sale, warehousing and distribution and finance/payroll. Blockbuster has completed the inventory and assessment phases of all non-critical worldwide applications. Substantially all of the non-critical worldwide applications have been remediated and tested. The remaining applications are scheduled for completion through the remainder of 1999.

   Infrastructure

   Blockbuster has completed the domestic and international inventory, assessment, remediation and testing phases with respect to all hardware systems.

   Business Partners

   During the course of business operations, Blockbuster relies on third party business partners to distribute products and to provide services. These business partners include financial institutions, governmental agencies and utilities. The disruption of the ability to receive services or to distribute Blockbuster's products could adversely affect its financial condition. Although Blockbuster has little or no control over the remediation and testing of these third party systems, it is taking appropriate action to determine the level of year 2000 compliance of third parties. These actions include, but are not limited to, requesting written confirmation of a business or business system's year 2000 compliance; directly meeting with business management; and performing additional independent tests. Blockbuster has identified 11 critical business partners and has requested written confirmation from all of these partners as to their year 2000 compliance. Each of these 11 business partners has responded to Blockbuster's request for information. One has indicated it is year 2000 compliant and the others have indicated they expect to be year 2000 compliant before December 31, 1999.

   Blockbuster has substantially completed the inventory and assessment phase of its business partners and has tested for compliance of all of its critical business partners. The determination of third party year 2000 compliance will continue through the end of the year.

   Contingency Plans and Risks

   As the remediation, testing and review of each application, infrastructure item and business partner occurs, Blockbuster is determining the need for contingency plans. Where appropriate, plans addressing both operational and technical alternatives are being developed. This phase has begun and will continue through the end of 1999.

   Blockbuster's goal is to achieve timely and substantial year 2000 compliance, with remediation work assigned based upon how critical each system is to its business. Due to the general uncertainty inherent in the year 2000 problem, resulting in part from the uncertainty of compliance by third parties upon which Blockbuster relies, it is unable to determine at this time what the consequences of the year 2000 problem will be. Blockbuster's year 2000 program can only minimize, but cannot eliminate, the risks of third party non-compliance. If Blockbuster, or one of these third parties upon which it relies, fails to adequately address the year 2000 problem, it could disrupt Blockbuster's business. The possible consequences of a failure include incomplete or inaccurate accounting, recording or processing of rentals and sales of videocassettes, video games and other products and the reporting of this information; delays or failures in ordering, shipment and distribution of videocassettes, video games and other products; the creation of uncertainty about Blockbuster's customer database; or inability to consummate credit and debit card and check transactions. Blockbuster will continue to devote the necessary resources to complete its year 2000 program and contingency plans and believes that such completion will significantly mitigate operational and financial risks.

   Costs

   Costs of Blockbuster's year 2000 program have been expensed as incurred. The estimated costs to complete Blockbuster's year 2000 program is currently expected to total $11.5 million, $10.6 million of which has been incurred through October 29, 1999. Blockbuster does not expect this to have a material adverse effect on its results of operations, financial position or liquidity.

                               VIACOM'S BUSINESS

   Viacom is a diversified entertainment company with operations in five segments other than its home video operations. Viacom's operations in its home video business are being separated from Viacom pursuant to this exchange offer. These five segments are:

                                          .  Publishing
  .  Networks
                                          .  Online
  .  Entertainment

  .  Parks

Networks

   Viacom owns and operates advertiser-supported basic cable television program services and premium subscription television program services in the United States and internationally. Viacom's MTV Networks division includes such owned and operated program services as:

  .  MTV: MUSIC TELEVISION in the United States, Europe and Latin America;

  . NICKELODEON in the United States, Latin America, Scandinavia, Japan and the Commonwealth of Independent States;

  .  NICK AT NITE in the United States;

  .  VH1 Music First in the United States, United Kingdom and Germany;

  .  MTV's spin-off, MTV2 in the United States and Europe; and

  .  TV LAND in the United States.

   Viacom's MTV Networks division also participates in program services as a joint venturer, including MTV in Asia and Brazil and NICKELODEON in the United Kingdom and Australia.

   Viacom's Showtime Networks Inc. subsidiary owns and operates SHOWTIME, THE MOVIE CHANNEL(TM), and FLIX(R), and is a joint venture partner in and manager of the SUNDANCE CHANNEL(R). Also, Viacom is a joint venture partner in:

  . COMEDY CENTRAL(R), an advertiser-supported basic cable program service in the United States;

  . GULF DTH LDC, a satellite direct-to-home platform offering programming in the Middle East; and

  . NOGGIN(TM), a subscription-supported, non-commercial children's educational program service, which is distributed by cable and satellite and includes a related online service.

Entertainment

   The principal businesses of Viacom's Entertainment segment are:

  . PARAMOUNT PICTURES, which produces, acquires and distributes feature-length motion pictures;

  . PARAMOUNT HOME VIDEO, which distributes motion pictures and television product produced by Paramount and third parties on videocassette and disc in the U.S. and Canada;

  . PARAMOUNT TELEVISION, VIACOM PRODUCTIONS, SPELLING TELEVISION and BIG TICKET TELEVISION, which produce, acquire and distribute series, miniseries, specials and made-for-television movies primarily for network television, first-run syndication, pay television and basic cable television;

  . THE PARAMOUNT STATIONS GROUP, which owns and operates 17 television stations and programs two additional stations pursuant to local marketing agreements;

  .  FAMOUS PLAYERS, which owns and operates movie theatres in Canada; and

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  .  FAMOUS MUSIC, a music publisher.

   Additionally, Viacom has joint venture interests in television broadcasting, international motion picture and video distribution and television programming services, including:

  . UNITED PARAMOUNT NETWORK, in which Viacom is a 50% joint venture partner. Pursuant to current FCC regulations, Viacom may not be permitted to maintain its 50% ownership interest together with ownership of the CBS network;

  . UNITED INTERNATIONAL PICTURES (UIP); Viacom owns a one-third interest in this venture which distributes Paramount's, Universal's and MGM's motion pictures outside the U.S. and Canada. MGM announced this year that it intends to withdraw from UIP effective October 31, 2000;

  . UNITED CINEMAS INTERNATIONAL (UCI); Viacom owns a 50% interest in this venture which owns and operates movie theatres in Europe, Latin America and Asia;

  . CINEMA INTERNATIONAL B.V. (CIBV), in which Viacom currently is a 50% joint venture partner but has agreed to become the sole owner, which distributes Paramount's motion pictures on videocassette and disc outside the U.S. and Canada and acquires and distributes motion pictures and television product produced by third parties; and

  . Various international television programming services, including the Movie Channel Middle East and the Paramount Comedy Channel in the UK.

Parks

   Through PARAMOUNT PARKS, Viacom owns and operates five regional theme parks and a themed attraction in the United States and Canada. Each of the theme parks features attractions based on Viacom's intellectual properties.

Publishing

   Through SIMON & SCHUSTER, Viacom publishes and distributes consumer hardcover books, trade paperbacks, mass-market paperbacks, children's books, audiobooks, electronic books and CD-ROM products in the United States and internationally. SIMON & SCHUSTER's flagship imprints include SIMON & SCHUSTER, POCKET BOOKS, SCRIBNER, and THE FREE PRESS. SIMON & SCHUSTER also develops special imprints and publishes titles based on MTV, NICKELODEON and PARAMOUNT PICTURES products. SIMON & SCHUSTER distributes its products directly and through third parties. SIMON & SCHUSTER also delivers content and sells products on Internet websites operated by various imprints or linked to individual titles.

Online

   Viacom operates Internet sites which are targeted to the current audiences of its various MTV, VH1 and NICKELODEON program services, including NOGGIN, as well as to new audiences who do not receive cable or direct-to-home satellite services. In addition to providing entertainment and information on such Internet sites, Viacom also sells its own, licensed and third party merchandise.

Proposed Merger with CBS

   Viacom recently announced that its board of directors and the board of directors of CBS have agreed to merge their two companies. Viacom has entered into a merger agreement with CBS. The proposed merger was approved by Viacom
and CBS shareholders on      , 1999. Subject to various regulatory approvals,
the merger is expected to be completed in the first half of 2000.

CBS' Business

   CBS is one of the largest radio and television broadcasters in the United States. CBS operates its businesses through its Television, Cable and Infinity segments. The Television segment consists of CBS' 16 owned and

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operated television stations, which are located in seven of the nation's ten largest markets, and the CBS television network. The CBS television network operations are subdivided into five areas: entertainment; news; sports; enterprises, which produces, distributes and markets first-run and off-network programming; and new media consisting of CBS' Internet businesses. CBS' Cable segment consists of CBS' cable networks, including The Nashville Network, Country Music Television and two regional sports networks and a global provider of satellite services to broadcast, cable and corporate networks.

   The Infinity segment corresponds to CBS' majority owned subsidiary, Infinity Broadcasting Corporation, which conducts CBS' radio and outdoor advertising businesses.

   Infinity Broadcasting Corporation owns and operates about 160 AM and FM radio stations located in 35 markets. TDI Worldwide, Inc., a wholly owned subsidiary of Infinity, is one of the largest outdoor advertising companies in the United States and sells space on various media, including buses, trains, train platforms and terminals throughout commuter rail systems and on painted billboards and phone kiosks. On December 7, 1999, Infinity acquired Outdoor Systems, Inc. Outdoor Systems is a leading outdoor advertising company in North America, operating bulletin, poster, mail and transit advertising display faces in the United States, Canada and Mexico.

   CBS' Internet businesses, which consist primarily of its operation of the Internet sites CBS.com and Country.com, also include CBS' minority investments in three public companies, SportsLine.com, Inc. (NASDAQ: SPLN), which publishes several sports Internet sites, including CBS.SportsLine.com, MarketWatch.com, Inc. (NASDAQ: MKTW), which publishes the Internet site CBS.MarketWatch.com and Medscape Inc. (NASDAQ: MSCP), which publishes a consumer health Internet site. CBS' other Internet investments include Storerunner, Inc., Office.com, Inc., Switchboard, Inc., ThirdAge Media, Inc., Webvan, Inc., Jobs.com, Inc., Women's Consumer Network LLC, RX.com, Inc. and Wrenchead.com, Inc., as well as its majority interest in the Internet portal operated by iWon, Inc. CBS has also entered into an agreement to acquire an equity interest in Big E Entertainment (NASDAQ: BIGE), which operates Hollywood.com.

   In addition to the acquisitions listed above, on November 15, 1999, CBS acquired King World Productions, Inc. King World is the distributor of a number of shows, including "The Oprah Winfrey Show," "Wheel of Fortune," "Jeopardy!" and "Hollywood Squares."

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                        BLOCKBUSTER'S INDUSTRY OVERVIEW

Domestic Home Video Industry

   According to Paul Kagan Associates, the U.S. videocassette and DVD rental and sales industry grew from $15.7 billion in revenue in 1997 to $17.1 billion in 1998 and is expected to reach $21.5 billion in 2002. Paul Kagan Associates estimates that, in 1998, 83.5 million, or 81.5%, of the 102.5 million total U.S. households owned a VCR. The number of VCRs that were sold in the United States in 1998 was estimated by Paul Kagan Associates to be 20.3 million, an 11.8% increase from 1997, which represents the largest number of VCRs sold in any single year. In addition, Paul Kagan Associates estimates that about 900,000 DVD players were sold in the United States during 1998. According to Paul Kagan Associates, the VCR and DVD markets will continue to grow as the number of multi-VCR households is expected to increase from 37.4 million in 1998 to 46.0 million by 2002 and the number of VCRs and DVD players sold in 2002 is expected to reach 23.2 million.

   As part of a November 1997 survey, the Video Software Dealers Association revealed that each week nearly one-quarter of all U.S. households make a trip to a video store, and each month almost three-fourths of all U.S. households with children rent at least one videocassette. Blockbuster believes that the following factors, among others, make video rental a preferred medium of entertainment for millions of customers:

  .  the opportunity to browse among a very broad selection of movies;

  . the control over viewing, such as the ability to control start, stop, pause, fast-forward and rewind;

  . the opportunity to view recently released movies prior to their availability for viewing in the home through other mediums such as pay-per-view, pay television, basic cable television and network and syndicated television; and

  .  the opportunity to entertain one or more people for a reasonable price.

   The home video industry is highly fragmented. However, the home video industry has experienced consolidation in recent years, as video store chains have gained significant market share from single store operators. Based upon information disclosed by Video Store Magazine and Paul Kagan Associates, the five largest video store chains had a 41% market share of all U.S. consumer video rentals in 1998. Dun & Bradstreet, as cited by the Video Software Dealers Association, estimates that by the first quarter of 1999 there were about 24,590 independent video stores in the United States, down from about 26,960 in the first quarter of 1998. Blockbuster estimates that in the middle of 1999 about 49% of all locations that rented video titles were operated by single store owners. In addition, based on information from the Video Software Dealers Association, more than 14,000 single store operators generated annual revenues of less than $220,000 in 1998. Blockbuster believes that small stores and chains in the home video industry will continue to consolidate with national and regional chains and that such consolidation will offer Blockbuster numerous acquisition opportunities. Blockbuster believes that there are several competitive advantages in being a large home video chain, including marketing efficiencies, brand recognition, access to more copies of each videocassette through direct revenue-sharing agreements, sophisticated information systems, greater access to prime real estate locations, greater access to capital, and competitive pricing made possible by size and operating efficiencies. Even if there is significant consolidation, however, Blockbuster expects that the home video industry will remain fragmented.

   Historically, the major studios or their licensees released movies to video stores at wholesale prices generally between $60 and $70 per videocassette for major theatrical releases that were priced for rental in the United States. The studios still release movies at relatively high wholesale prices unless the movie is subject to a revenue-sharing agreement or a quantity discount program or is designated by the studios as a sell-through movie. The studios attempt to maximize total revenue from newly released video titles by maintaining the high wholesale price during the first four months to one year after a movie is released. Thereafter, in order to promote sales to consumers, the major studios release the movies at a substantially lower price, generally at retail for about $10 to $20 per videocassette.

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   Since the late 1980s, revenue-sharing agreements have been available to home video chains and independent video dealers through deals brokered by distributors such as Rentrak Corporation and SuperComm, Inc. More recently, the major studios have entered into revenue-sharing agreements directly with several large video chains. For titles purchased under these new agreements, video stores share with the studios an agreed-upon percentage of the video stores' rental revenue for a limited period of time in exchange for minimal up-front payments for the videocassettes by the video stores. This percentage generally declines over a period of weeks following the initial release of the movie. The video stores also agree to take a minimum number of copies of each movie that is released by a studio in any U.S. movie theater. The video stores may also agree to take a minimum number of movies that are not released by a studio in any U.S. movie theater. The revenue-sharing agreements, subject to limitations and exceptions, allow the video stores to sell previously viewed tapes to their customers.

   Blockbuster believes that the revenue-sharing agreements have the following significant benefits to participating video stores:

  . they provide these stores with the opportunity to substantially increase the quantity and selection of newly released video titles that they stock;

  . they increase revenues as a result of the increase in total number of transactions per store and number of videocassettes rented per transaction; and

  . they align the studios' economic interests more closely with the interests of the video stores.

   In addition, Blockbuster believes that revenue-sharing has increased the revenues received on an annual basis by the studios through increased rental activity on new releases as well as greater distribution and revenues on non-hit movies through minimum output provisions.

   In addition to wholesale pricing and revenue-sharing agreements, studios release some movies at relatively low initial prices, which generally are sold by retailers for $10 to $20 per videocassette. Because the wholesale price is relatively low and these movies are not subject to the revenue-sharing agreements, retailers generally purchase these movies primarily for sale and such movies are referred to as sell-through movies. These typically consist of movies for children and other movies that have unique characteristics or other mass ownership appeal, such as The Rugrats Movie and Titanic.

International Home Video Industry

   According to Paul Kagan Associates, the potential market for home video rentals is growing at a faster pace outside the United States than within the domestic market. According to Paul Kagan Associates, the number of households outside of the United States and Canada which own a VCR is expected to grow from about 264 million in 1996 to about 353 million by 2001. As of September 30, 1999, Blockbuster operated in 25 countries outside of the United States.

   Some of the attributes of the home video industry outside of the United States are similar to those of the home video industry within the United States. For example, the major studios generally release movies outside of the United States according to the same sequential windows as the release of movies within the United States, though the international windows tend to last for a longer period of time. In general, however, the home video industry outside of the United States does not mirror the home video industry within the United States. For example, most countries have different systems of supply and distribution of movie titles. Revenue-sharing agreements, which have proliferated within the U.S. home video industry among large home video chains, generally have not yet spread into markets outside of the United States. In addition, competition in most international markets generally tends to be more fragmented, with few large home video chains.

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Movie Studio Dependence on Video Rental Industry

   According to Paul Kagan Associates, total U.S. movie studio and independent supplier revenue in the United States grew at a compound annual rate of about 9.8% per year from $9.7 billion in 1994 to $14.1 billion in 1998. Paul Kagan Associates also indicates that the video rental industry is the largest single source of U.S. revenue to U.S. movie distributors, representing about $6.8 billion, or 48.2%, of the $14.1 billion of movie revenue in 1998. The following table represents Paul Kagan Associates' estimates of revenues of total movie distributor revenue which were made publicly available in the fourth quarter of 1999.

                                                 Year Ended December 31,
                                         ---------------------------------------
                                          1994    1995    1996    1997    1998
                                         ------- ------- ------- ------- -------
                                                      (In millions)
U.S. home video......................... $ 4,586 $ 5,231 $ 6,152 $ 6,306 $ 6,811
Other U.S. revenue......................   5,069   6,020   6,690   7,161   7,240
                                         ------- ------- ------- ------- -------
  Total U.S. revenue....................   9,655  11,251  12,842  13,467  14,051
                                         ------- ------- ------- ------- -------
International home video................ $ 3,412 $ 4,192 $ 4,432 $ 4,406 $ 4,436
Other international revenue.............   5,477   6,052   7,439   8,049   8,999
                                         ------- ------- ------- ------- -------
  Total international revenue...........   8,889  10,244  11,871  12,455  13,435
                                         ------- ------- ------- ------- -------
    Total revenue....................... $18,544 $21,495 $24,713 $25,922 $27,486
                                         ======= ======= ======= ======= =======

   Of the many movies produced by major studios and released in the United States each year, relatively few are profitable for the studios based on box office revenues alone. In addition to purchasing box office hits, video rental stores, including those operated by Blockbuster, purchase movies on videocassette and DVD that were not successful at the box office, thus providing the movie studios with a reliable source of revenue for almost all of their movies. Blockbuster believes that the consumer is more likely to view movies which were not box office hits on a rented videocassette or DVD than on most other formats because video rental stores provide an inviting opportunity to browse and make an impulse choice among a very broad selection of movie titles. In addition, Blockbuster believes the relatively low cost of video rentals encourages consumers to rent films they might not pay to view at a theater.

   Historically, new technologies have led to the creation of additional distribution channels for movie studios. Movie studios seek to maximize their revenues by releasing movies in sequential release date "windows" to various movie distribution channels. After the initial theatrical release, studios make their movies available to video stores for a specified period of time. This window is exclusive against most other forms of non-theatrical movie distribution, such as pay-per-view, premium television, basic cable and network and syndicated television. The current length of the window for video stores varies, typically ranging from 30 to 90 days for domestic video stores and from 120 to 180 days for international video stores. Thereafter, movies are made sequentially available to other television distribution channels. This method of sequential release allows the movie studios to increase their total revenue while minimizing the adverse effect on the revenue derived from previously established channels. With the advent of revenue-sharing and the incremental revenues associated with such agreements, most movie studios have lengthened the video rental window for many box office hits.

Home Video Game Industry

   The home video game industry has historically been affected by changing technology, limited hardware platform life cycles and hit-or-miss software titles. In addition, video games typically generate most of their rental revenue during the first twelve months after their release. Blockbuster believes that during this time period, the differential between the retail price and a rental price of a new video game is typically high enough to make rentals an attractive alternative to the customer. According to Adams Media Research and VidTrac, the total domestic home video game market generated about $2.0 billion in software sales and $495 million in rental revenue in 1997. These markets grew to about $2.7 billion and about $800 million in 1998, respectively, which

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represents a 36.8% and 61.7% increase, respectively. Adams Media Research estimates that video game software sales will reach about $3.4 billion in 2002, a 25% increase over the $2.7 billion in software sales in 1998.

   Based upon estimates of Gerard Klauer Mattison & Co., Inc., Blockbuster believes that most of the recent growth in the home video game industry has been fueled by the success of Sony PlayStation(TM) and Nintendo 64(TM) and their respective video games. As of March 31, 1999, the installed base of Sony PlayStation and Nintendo 64 within the United States was about 15.7 million and 10.6 million units, respectively. We expect that the home video game industry will continue to grow with the anticipated U.S. introduction of Sony PlayStation II(TM) in the fall of 2000.

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                            BLOCKBUSTER'S BUSINESS

   Blockbuster is the world's leading retailer of rentable home videocassettes, DVDs and video games, with about 6,900 stores in the United States and 25 other countries as of September 30, 1999. Blockbuster operates primarily under the highly recognized BLOCKBUSTER brand name, which, according to The Gallup Organization, achieves nearly 100% recognition with active movie renters in the United States. Blockbuster's U.S. Internet site, www.blockbuster.com, provides information about its stores and products, delivers content regarding certain movies and entertainment programs and serves as its electronic commerce venue. Blockbuster's revenues in 1998 increased 17.5% from 1997, with about 79% of these revenues generated in the United States and about 21% generated outside of the United States. Blockbuster believes that over 1 billion movies and video games have been rented worldwide from its stores or its franchisees within the last 12 months, and of these rental transactions about 750 million were generated from its U.S. company-operated stores. For the year ended December 31, 1998, Blockbuster and its franchisees recorded worldwide revenues of about $4.7 billion, which includes $3.9 billion from its company operations and $0.8 billion from its franchised stores.

   Blockbuster's business and operations were previously conducted by Blockbuster Entertainment Corporation, which was incorporated in Delaware in 1982 and entered the movie rental business in 1985. By 1993, Blockbuster Entertainment Corporation became interested in expanding its business more broadly into entertainment. In that year, Viacom agreed to acquire Paramount Communications Inc. in a merger transaction. Following that agreement, an unsolicited offer was made by a third party to acquire Paramount Communications. In response, Viacom increased the value of its offer and offered a significantly greater proportion of cash. In connection with this increase, in October 1993, Blockbuster Entertainment Corporation agreed to acquire $600 million of Viacom's convertible preferred stock to assist Viacom in responding to the unsolicited offer. By January 1994, Viacom and the third party had each further increased their respective offers for Paramount Communications. In order to facilitate the increase in Viacom's offer for Paramount Communications, in January 1994, Viacom entered into an agreement with Blockbuster Entertainment Corporation pursuant to which Blockbuster Entertainment Corporation agreed to be acquired by and merged with and into Viacom. This merger provided Viacom with access to Blockbuster Entertainment Corporation's considerable financial resources. The board of directors of Blockbuster Entertainment Corporation determined that this merger was consistent with, and in furtherance of, the long-term business strategy of Blockbuster Entertainment Corporation at that time and was in the best interests of its stockholders. Specifically, according to the proxy statement filed by Blockbuster Entertainment Corporation, its board of directors believed that the merger would provide an opportunity for the stockholders of Blockbuster Entertainment Corporation to be stockholders of a fully integrated entertainment and communications company. They believed that this combined company would be competitive globally and better positioned for strategic growth in many significant fields of the entertainment and communications industries, especially if these industries continued to consolidate. Accordingly, the board of directors of Blockbuster Entertainment Corporation voted for, and recommended that the stockholders of Blockbuster Entertainment Corporation vote in favor of, the merger. The aggregate purchase price paid on September 29, 1994 for Blockbuster Entertainment Corporation, which included businesses that have since been disaggregated, was about $7.6 billion. At the time of Blockbuster's initial public offering, the aggregate value of Blockbuster's common stock was about $2.6 billion. Blockbuster had about $1.2 billion of debt outstanding under its credit agreement after the proceeds from its initial public offering net of underwriting discounts and commissions were used to repay a portion of its credit agreement.

   Since the merger and prior to Blockbuster's initial public offering, Blockbuster's business and operations were conducted by various indirect subsidiaries of Viacom. In the "Management's Discussion and Analysis of Financial Condition and Results of Operations of Blockbuster" section, Blockbuster discusses the general development of its business over the last several years. In this section, Blockbuster describes its current business model and strategy. Over the year and one-half period prior to its initial public offering, Blockbuster's business and operations were either (1) merged into Blockbuster Inc. or (2) purchased by Blockbuster Inc. and/or one of its subsidiaries. Blockbuster Inc., an indirect subsidiary of Viacom, was incorporated under a different name on October 16, 1989 in Delaware.


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   Blockbuster's brand recognition and leading market position have allowed it to create one of the strongest entertainment franchises in the United States. Based on 1998 industry estimates from Paul Kagan Associates, Blockbuster estimates that its company-operated and franchised stores attained a U.S. market share in excess of 27%, over three times greater than that of its nearest competitor. Blockbuster has developed this leading position based on a business model which Blockbuster believes provides its customers with superior convenience, selection and service at attractive prices. Blockbuster estimates that about 59% of the U.S. population lives within three miles of one of its stores. In addition, Blockbuster's customer transaction database contains information on over 101 million U.S. and Canadian member accounts, of which about 45 million were active in the last twelve months ended September 30, 1999.

   Of the 25 markets in which Blockbuster operates outside the United States, Blockbuster held leading market positions in Great Britain, Canada and the Republic of Ireland and Northern Ireland during 1998. Historically, the international video retailing markets have been highly fragmented with varying distribution patterns in each market.

   In 1997, John F. Antioco was recruited to serve as Blockbuster's chairman, president and chief executive officer, selected in part for his significant multi-store retail experience. Under the management team led by Mr. Antioco, Blockbuster began to develop a new business model that refocused on its core rental business. When substantially implemented in the second quarter of 1998, this business model led to a significant improvement in customer satisfaction. Most significantly, Blockbuster entered into domestic revenue-sharing agreements with various motion picture studios. The studios include the six major motion picture studios: Buena Vista Home Video, a division of the Walt Disney Company; Columbia Tri-Star Home Video Inc.; 20th Century Fox Home Entertainment Inc.; Paramount Pictures Corporation, a Viacom affiliate; Universal Studios Home Video; and Warner Home Video. These agreements are generally referred to as output agreements, because they require Blockbuster to distribute most of the rental titles released on videocassette by these studios. The quantity of each title obtained is generally determined by a contractual formula.

   Blockbuster refers to these agreements as revenue-sharing agreements because they provide that Blockbuster will share its U.S. rental revenue from the videos with the studio for a stated period of time, generally 26 weeks. These agreements enable Blockbuster to provide the most popular newly released video titles to its customers more quickly, in greater quantity and on a more efficient basis. Blockbuster believes these agreements also have the following significant benefits:

  . substantially increasing the number of newly released videos in its stores to better satisfy customer demand;

  . contributing to an increase in revenues resulting from an increase in the total number of transactions and the number of videocassettes rented per transaction; and

  . aligning the studios' economic interests more closely with Blockbuster's because they share a portion of the rental revenue with Blockbusters for a period of time.

   In addition to revenue-sharing, Blockbuster has made other changes that have increased its same store revenues while providing enhanced revenue opportunities for the studios. Some of these other changes include improving its product allocation system to more effectively allocate newly released videos among its stores based upon the likelihood of rental frequency by store and improving its direct marketing programs and advertising campaigns. Reflecting this turnaround, quarterly domestic same store rental revenues increased 8.6%, 17.5%, 20.0%, 20.5%, 23.1%, 12.9% and 11.0% in the seven quarters ended September 30, 1999 compared to the comparable quarters in the prior years.

Business Model

   Blockbuster's current business model is designed to increase customer traffic and transaction size by improving customer satisfaction and to ultimately generate higher sales volume per store. Blockbuster believes

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its business model gives it an advantage over other large home video chains and a significant advantage over its single-store competitors. Blockbuster is applying key elements of its business model to its international operations. The key elements of its business model are discussed below.

   Broad Selection and Large Number of Movies

   Blockbuster strives to be the leader in satisfying customer demand by stocking each of its stores with more copies and a wider variety of newly released movies than its competitors. In large part, its revenue-sharing agreements and its ability to self-distribute have allowed Blockbuster to implement this strategy in the United States. For the year ended December 31, 1998, which reflects nine months under its new business model, Blockbuster obtained on average more than 150% more copies of each videocassette per store and about 24% more video titles than the prior year. In addition to newly released video titles, Blockbuster acquires and offers a broad selection of time-tested popular movies and a wide variety of independent and lower-cost movies that are generally only available at its stores for a specified period of time.

   Blockbuster's goal is to stock each of its stores with a selection and quantity of merchandise that is optimal for that store. Using its customer transaction database, Blockbuster determines on a store-by-store basis the number of copies of each new release that is to be offered by each store. Blockbuster's objective is to stock the top 1,000 most commonly rented popular movies as part of its BLOCKBUSTER FAVORITES. In addition, Blockbuster uses its customer transaction database to periodically review each store's inventory of BLOCKBUSTER FAVORITES and identify movie titles within this category that have not been rented for a period of time. Blockbuster offers these previously viewed tapes for sale and replaces them with movies that Blockbuster believes its customers are more interested in renting.

   Convenient and Visible Stores of Optimal Size and Location

   Blockbuster maintains a strong presence throughout the United States, with an estimated 59% of the U.S. population living within three miles of one of its stores. Blockbuster's experienced store development team can quickly identify the optimal sites for its new stores within its targeted markets through the use of its extensive real estate and customer transaction databases. Blockbuster has developed three distinct store formats that are tailored to maximize its penetration in each market. These three formats include its "new" traditional store format, which is about 4,800 square feet, its seam store format, which is about 2,500-3,500 square feet, and its store-in-store format, which is about 1,000-1,200 square feet. In addition to stores, Blockbuster has begun to deploy video vending machines on an experimental basis.

   In 1998, Blockbuster began a comprehensive program to remodel its company-operated stores worldwide. Blockbuster expects to fit most of its company-operated stores with new interior signage. Blockbuster also expects to remodel the interior and exterior of some of its company-operated stores in order to enhance its customers' shopping experience.

   Superior and Consistent Customer Service

   Blockbuster focuses on providing superior service to all of its customers. An essential aspect of continuing to improve customer service has been Blockbuster's focus on improving the in-store experience of each customer. Blockbuster has worked to improve the quality of its staff through recruitment, compensation, training and employee appreciation and incentive programs. These programs encourage and empower its store employees to gain experience and product knowledge in order to effectively meet the needs of Blockbuster's customers. In addition, Blockbuster's domestic customers are eligible to participate in its BLOCKBUSTER REWARDS premium membership program, which allows its customers to earn free rentals. Blockbuster's most active customers are automatically enrolled in the BLOCKBUSTER REWARDS Gold program, which offers additional free rental benefits and the ability to reserve movies. These programs are designed to develop customer loyalty by encouraging Blockbuster's customers to rent movies only from its stores.

   Competitive Pricing

   Blockbuster's goal is to optimize on a store-by-store basis the price at which Blockbuster rents its video titles. In 1998, Blockbuster initiated a dual pricing strategy that differentiated pricing between newly released video titles and BLOCKBUSTER FAVORITES, whereby the BLOCKBUSTER FAVORITES were priced lower than the newly released video titles. Blockbuster believes that its customers perceive this two-tiered pricing as more appropriate in light of the differences between the demand for the newly released video titles and the BLOCKBUSTER FAVORITES. Blockbuster's customer transaction database provides Blockbuster with the ability to adjust its overall pricing strategy for each U.S. store based on local market conditions, including local prices established by its competitors. In addition, Blockbuster has implemented a new policy in its company-operated stores, setting the base rental term of its BLOCKBUSTER FAVORITES, its video games and some of its newly released video titles to a period ranging from two to five evenings. Blockbuster's customers may keep the videocassette for a period longer than the base rental term for extended viewing. There is a base rental fee for the base rental term and an extended viewing fee for the extended viewing term. The base rental fees and the extended viewing fees may vary from market to market.

   National Advertising and Marketing Programs

   Blockbuster's large U.S. store base and its extensive customer database enable it to be the only home video chain that actively maintains a national advertising and marketing program, including network television, national promotions and local television and radio. For the year ended December 31, 1998, Blockbuster incurred about $181 million in advertising expenses. In addition, some of Blockbuster's business partners, including the studios, allow Blockbuster to direct a significant amount of their advertising expenditures. Furthermore, the studios incur additional expenditures to promote their newly released movies.

   Blockbuster's advertising and marketing provide information regarding one or more key points of difference between Blockbuster and the competition. Blockbuster has pursued an aggressive advertising and marketing campaign in order to promote awareness of the BLOCKBUSTER name. Blockbuster's primary goal is to make its name so recognizable that any time a person wishes to rent a movie, he or she will first consider coming to one of Blockbuster's stores. Blockbuster's advertising and marketing tries to convey the message that a visit to one of its stores will allow the customer to experience the magic of the movies.

   Use the Customer Transaction Database

   Blockbuster has developed and utilized an extensive customer transaction database with over 101 million U.S. and Canadian member accounts. This database enables Blockbuster to effectively operate and market its business. For example, Blockbuster is able to directly communicate with its customers on a targeted and customized basis relating to its products and programs. Blockbuster is also able to stock each of its company-operated stores with the quantity and selection of merchandise that is optimal to that store.

   Self-Distribution Capabilities

   Blockbuster has constructed and launched a highly automated distribution center in McKinney, Texas that allows it to distribute substantially all of its products to its domestic company-operated stores. Blockbuster believes that its distribution center gives it a significant competitive advantage over its competitors that use third party distributors because Blockbuster is able to process and distribute a greater quantity of products while reducing costs and improving service to its stores. In particular, Blockbuster mechanically repackages its newly released videos to make them suitable for rental at its stores. Previously, this activity had been performed manually at each store. In addition, Blockbuster's distribution center gives it the capacity to accommodate its planned store expansion without incurring significant expenditures. For example, between 1997 and the end of 1999, Blockbuster will have tripled the number of videocassettes processed and distributed to its stores. Blockbuster also believes these distribution capabilities were a major factor in its ability to successfully implement its revenue-sharing agreements to provide superior movie selection to its customers.

Growth Strategy

   Blockbuster believes that its growth strategy will further establish it as the leading home video chain in the world. Blockbuster's goal is to increase its systemwide U.S. market share from 27%, for the year ended December 31, 1998, to over 40% within the next two and one-half years, and to significantly increase its market share in those countries outside the United States where Blockbuster believes it is profitable to do so. Blockbuster believes that its growth objectives can be met because:

  . the home video industry is highly fragmented both in the United States and internationally;

  .  consolidation has already begun and will continue; and

  . the advantages created by Blockbuster's new business model position it to increase its market share.

As explained more fully below, Blockbuster's growth will principally be driven by an increase in its same store revenues, an expansion of both its company-operated and franchisee-operated store base in the United States and internationally and by spreading its expenses over a larger revenue base.

   Increase Same Store Revenues

   By implementing each element of its business model, Blockbuster believes that it will increase same store revenues by:

  . increasing the number of movies or video games that a customer rents on each visit to its stores;

  . continuing to increase its active customer base as it increases its market share;

  .  increasing the number of times that active customers visit its stores;

  . expanding its offering of rentable home entertainment, such as DVDs and video games; and

  .  further increasing the quantity of videocassettes in its stores.

   Expand Domestic Store Base

   Based on Blockbuster's current store prototypes, it believes that the potential exists for 4,000 additional new traditional video stores in the United States. Blockbuster has added about 475 new company-operated stores in the United States in 1999 and about 500 new company-operated stores in the United States in each of 2000 and 2001. Blockbuster plans to open most of these new stores in the 70 largest markets in the United States. With the use of its extensive customer transaction database and real estate database, its experienced store development team identifies markets with growth opportunities and responds to these opportunities with the appropriate store location and store format, which store format ranges from about 1,000 to 4,800 square feet. Blockbuster believes that through its site selection process and flexible store formats, its new stores will generate sufficient revenue to recover its capital investment in a short period of time without significantly reducing the revenues of its existing stores.

   Expand International Store Base

   Blockbuster's international strategy is focused on expanding in markets in which it already has an established market position and in less mature markets. Although, as of September 30, 1999, Blockbuster operated stores in 25 markets outside of the United States, about 89.8% of its international rental revenue was generated by its top seven international markets. These markets are Great Britain, Canada, Australia, the Republic of Ireland together with Northern Ireland, Mexico, Spain and Argentina. Blockbuster believes that the growth opportunities in these markets are significant because they are highly fragmented and its market share in each of these countries is generally estimated by Blockbuster to be less than 40%. Blockbuster expects to open about 200 new company-operated stores in these seven markets over the next two years. Blockbuster also plans to open about 25 new company-operated stores over the next two years in international markets other than its top seven markets. As in the United States, Blockbuster uses different store prototypes in response to local real estate and market conditions. In addition, Blockbuster has developed and uses a new country entry model that targets development of a specified range of a number of company-operated stores and franchised stores, at which point economies of scale can be used to reduce corporate overhead costs and national advertising expenses.

   Expand Worldwide Franchise Program

   Over the next two years, Blockbuster expects to add about 200 franchised stores per year to its franchised U.S. store base and about 65 franchised stores per year to its international store base. This includes joint ventures in which Blockbuster owns a minority interest. Blockbuster also intends to convert company-operated stores in smaller markets into franchised stores by selling these stores to franchisees. These franchisees would also commit to develop additional new franchised stores in their respective markets. As of September 30, 1999, Blockbuster's franchisees operated 708 U.S. franchised stores and 406 international franchised and joint venture stores. For the year ended December 31, 1998, Blockbuster had revenues of $60.7 million relating to its franchise operations, or about 1.6% of its 1998 revenues. In order to accomplish this objective, Blockbuster has refined its franchise approval process, hired personnel exclusively dedicated to the development of new franchises and launched a campaign to attract prospective franchisees. In order to increase the attractiveness of its U.S. franchise program, Blockbuster has made its revenue-sharing arrangements with the studios available to its U.S. franchisees, which will provide them with an option to increase their quantity and selection of movies.

   Apply the Benefits of Greater Size

   Blockbuster's leading market position enables it to derive significant economies of scale and operating efficiencies that are not necessarily available to its smaller competitors. Blockbuster is able to achieve efficiencies on both a store level basis and a systemwide basis. On a store level basis, the increase in the volume of transactions and the consequent increase in revenues per store as a result of Blockbuster's business model provides it with the opportunity to reduce its labor costs as a percentage of revenues. On a systemwide basis, Blockbuster believes that it can reduce its distribution costs and selling, general and administrative expenses as a percentage of its revenues.

   Pursue Strategic Acquisitions

   For the year ended December 31, 1998, Blockbuster acquired 51 video stores. Thus far in 1999, Blockbuster has acquired or is under contract to acquire about 193 video stores. Blockbuster will continue to review potential acquisitions, including acquisitions of video rental chains and stores operated by its franchisees as well as acquisitions in complementary businesses that will enable it to take advantage of the highly recognized BLOCKBUSTER brand name, its extensive customer transaction database and its existing distribution system.

   Pursue New Technologies and Products

   Blockbuster believes that the growth of the Internet and the increasing availability of broadband distribution offers significant opportunities for Blockbuster to capitalize on emerging home entertainment technologies. In particular, Blockbuster believes it is well-positioned to leverage its strong brand name, existing infrastructure and extensive expertise in the video/entertainment industry to create the premier online video and entertainment destination.

   In November 1999, Blockbuster relaunched its website, www.blockbuster.com. The relaunched site enhanced both the breadth and depth of blockbuster.com's entertainment-related news and information and e-commerce offerings and capabilities.

   In addition, on November 3, 1999, Blockbuster entered into a strategic alliance with America Online. The terms of this alliance provide for a co-branded America Online/Blockbuster website on America Online's Entertainment Channel. America Online and Blockbuster also agreed to extensive cross-marketing and promotional activities and to jointly develop broadband content and delivery. As part of the alliance, America Online, subject to terms and conditions, will acquire about a 2.75% interest in blockbuster.com for $30 million in cash.

   In addition, Blockbuster has already tracked the success of DVDs in the marketplace and has introduced DVDs for rental and sale in about 3,600 domestic stores and in some markets outside of the United States.

Customer Transaction Database

   Blockbuster has developed and utilizes an extensive customer transaction database with over 101 million U.S. and Canadian member accounts. This database has tracked customer names, addresses, phone numbers, transaction histories, demographic information and, recently, e-mail addresses. Blockbuster also maintains customer transaction databases in each of the countries in which it operates outside of the United States and Canada. As of September 30, 1999, the following chart summarizes the number of its systemwide U.S. and Canadian member accounts that have been active for the periods shown:

[Bar graph which shows that:

1. about 16.2 million customers rented or purchased a product from one of our stores within the last 30 days;

2. about 28.9 million customers rented or purchased a product from one of our stores within the last three months;

3. about 36.4 million customers rented or purchased a product from one of our stores within the last six months;

4. about 41.5 million customers rented or purchased a product from one of our stores within the last nine months;

5. about 45.3 million customers rented or purchased a product from one of our stores within the last year; and

6. about 101.5 million customers rented or purchased a product from one of our stores.]

   Blockbuster considers its customer transaction database to be one of its core assets, which it currently uses to:

  . communicate with and market directly to its customers on a national basis;

  .  develop programs to reward its most loyal customers;

  . strategically locate potential new store sites based on demographics and unique trade areas; and

  . customize and improve the allocation of merchandise on a store-by-store basis, based on local demographics and prior rental history of its customers.

Over time, Blockbuster believes it will use the information it collects and the relationships it has developed with its customers through its database to:

  . evaluate new industry trends such as DVDs and the digital broadcast system;

  . further develop and enhance its promotional and marketing strategy through e-mail and other channels of distribution;

  . help customers choose and rent movies by analyzing their previous viewing history;

  .  promote its internet site and services; and

  . capitalize on new home delivery systems for filmed entertainment as these systems become economically viable.

Merchandising

   Blockbuster offers a wide selection of movies and video games for rent and purchase. Blockbuster stocks each of its company-operated stores with the quantity and selection of merchandise that it believes is optimal for that particular store.

   The breakdown of the domestic revenues generated from the rental and sale of such products for the year ended December 31, 1998 is as follows:

[Pie graph which shows a breakdown of our domestic revenue as follows:

1.  about 71.1% of our domestic revenues was generated by movie rentals;

2.  about 9.4% of our domestic revenues was generated by video game rentals;

3. about 5.2% of our domestic revenues was generated by previously viewed tapes and previously played video game sales;

4. about 7.0% of our domestic revenues was generated by sell-through movie sales; and

5. about 7.3% of our domestic revenues was generated from the rental and sale of other items.]

   Videocassette and Videocassette Player Rentals. Blockbuster's typical traditional domestic store generally carries about 5,550 different movie titles available for rent, which include about 650 newly released video titles and about 4,900 BLOCKBUSTER FAVORITES. About 81% of 1998 domestic rental revenues were from the rentals of newly released movies. In some of its stores, Blockbuster rents videocassette players. Under its revenue-sharing agreements, Blockbuster is able to make available a substantial number of additional copies of each newly released video in order to satisfy its customers' demand shortly after the movie is released. In addition, Blockbuster is able to offer substantially more newly released video titles which increases the variety of movies available in its stores. Blockbuster's average customer rents about two movies and/or video games every time he or she visits one of its stores. Blockbuster's stores outside of the United States generally carry fewer movies due to their smaller store sizes.

   Videocassette Sales. Blockbuster generally offers sell-through movies for sale for about $10 to $20 per videocassette. These typically consist of:

  .  classic movies that Blockbuster believes have ownership appeal;

  .  childrens' movies; and

  .  new releases that are priced for sell-through.

   Blockbuster also offers for sale previously viewed tapes to the public after the end of their useful lives as rental products. These previously viewed tapes are generally rewrapped and are sold at low prices.

   DVDs and DVD Players. Blockbuster currently rents between 200 and 500 different DVD titles in about 3,600 domestic stores and in some markets outside of the United States. The number of DVD titles available for rent varies based on the type and location of store. Blockbuster also rents DVD players in these stores.

   Video Games and Video Game Consoles. Blockbuster rents video games for use with Sony PlayStation(TM), Nintendo(TM) and other video game platforms in all of its domestic stores and many of its international stores. In these stores, Blockbuster also sells previously played video games and new video games, such as Pokemon, and rents the video game consoles. In addition, Blockbuster sells new video games in most of its stores in markets outside of the United States.

   Other Products. For the convenience of its customers, Blockbuster sells VCR accessories, such as blank videocassettes and videocassette cleaning equipment, and a limited selection of snacks and beverages in all of its stores. Occasionally, Blockbuster sells licensed products to complement its selection of movies. Also, Blockbuster sells music compact discs and cassette tapes in some of its stores and on its U.S. Internet site.

Stores and Store Operations

   Site Selection. Blockbuster has developed a comprehensive model that it uses to find suitable locations for company-operated stores and markets for franchise stores. Blockbuster seeks to locate its company-operated stores in geographic areas with population and customer concentrations that enable it to better allocate available resources and manage operating efficiencies in inventory management, advertising, marketing, distribution, training and store supervision. Blockbuster is targeting the remaining markets for the opportunity to develop franchises. Accordingly, Blockbuster is targeting the 70 largest markets in the United States to develop company-operated stores, and it is targeting the remaining markets for new franchise development.

   Within each targeted market, Blockbuster identifies potential sites for new and replacement stores by evaluating market dynamics, some of which include population demographics, psychographics, customer penetration levels and competition. Blockbuster uses its extensive real estate database and customer transaction database to continuously monitor market conditions and select strategic store locations. Blockbuster's experienced store development team is capable of securing store leases and preparing sites for operation, a process that typically takes about six months. Blockbuster uses its knowledge of market areas and relies upon the familiarity of its brand name to enhance its ability to obtain prime store locations, negotiate favorable lease terms with landlords and enter into multiple store leases.

   Store Development. For the periods presented, the following table summarizes opened stores, acquired stores, closed stores, and sold stores.

                         Blockbuster's Worldwide Store Count Information

                            Number of                  Number of
                        Company-Operated           Franchised and/or
                             Stores              Joint Venture Stores           Total Stores
                    -------------------------  -------------------------  -------------------------
                    Domestic Internat'l Total  Domestic Internat'l Total  Domestic Internat'l Total
                    -------- ---------- -----  -------- ---------- -----  -------- ---------- -----
Stores at 12/31/94   2,065     1,002    3,067     725       277    1,002   2,790     1,279    4,069
            Opened     313       142      455      86        56      142     399       198      597
          Acquired     195       165      360     --          3        3     195       168      363
            Closed     (33)     (154)    (187)    (18)      (29)     (47)    (51)     (183)    (234)
              Sold      (3)      --        (3)   (150)     (129)    (279)   (153)     (129)    (282)
                     -----     -----    -----    ----      ----    -----   -----     -----    -----
Stores at 12/31/95   2,537     1,155    3,692     643       178      821   3,180     1,333    4,513
            Opened     367       211      578      78        92      170     445       303      748
          Acquired     200        98      298       2       --         2     202        98      300
            Closed     (36)      (58)     (94)    (17)      (10)     (27)    (53)      (68)    (121)
              Sold      (2)      --        (2)    (71)      (50)    (121)    (73)      (50)    (123)
                     -----     -----    -----    ----      ----    -----   -----     -----    -----
Stores at 12/31/96   3,066     1,406    4,472     635       210      845   3,701     1,616    5,317
            Opened     345       163      508      82        94      176     427       257      684
          Acquired      57       258      315       7       --         7      64       258      322
            Closed    (114)      (69)    (183)    (14)      (10)     (24)   (128)      (79)    (207)
              Sold      (7)      --        (7)    (19)      (41)     (60)    (26)      (41)     (67)
                     -----     -----    -----    ----      ----    -----   -----     -----    -----
Stores at 12/31/97   3,347     1,758    5,105     691       253      944   4,038     2,011    6,049
            Opened     174       165      339      53       141      194     227       306      533
          Acquired      46         5       51     --         21       21      46        26       72
            Closed     (70)     (121)    (191)    (24)      (10)     (34)    (94)     (131)    (225)
              Sold     --        (21)     (21)    (22)       (5)     (27)    (22)      (26)     (48)
                     -----     -----    -----    ----      ----    -----   -----     -----    -----
Stores at 12/31/98   3,497     1,786    5,283     698       400    1,098   4,195     2,186    6,381
            Opened     296       146      442      54        63      117     350       209      559
          Acquired     153        12      165      41       --        41     194        12      206
            Closed     (54)      (49)    (103)     (8)      (45)     (53)    (62)      (94)    (156)
              Sold     (41)      --       (41)    (77)      (12)     (89)   (118)      (12)    (130)
                     -----     -----    -----    ----      ----    -----   -----     -----    -----
 Stores at 9/30/99   3,851     1,895    5,746     708       406    1,114   4,559     2,301    6,860
                     =====     =====    =====    ====      ====    =====   =====     =====    =====

   Blockbuster plans to open most of its new company-operated stores in the 70 largest markets in the United States. Based upon its current store model, Blockbuster believes that there is the potential for 4,000 additional new traditional video stores in the United States.

   Outside the United States, Blockbuster plans to open most of its new company-operated stores in the seven markets in which it already has a significant presence. In addition, Blockbuster plans to add franchised and joint venture stores in other international markets.

   Store Format. In the past, Blockbuster has sought to locate stores in sites that were convenient and visible to the public. Blockbuster intends to continue to conveniently locate its stores by incorporating an "appropriate" store format using its extensive customer transaction database and real estate database to maximize revenues without significantly decreasing the revenues of its nearby stores. To do so, Blockbuster has designed three store formats:

  . New Traditional Stores. These stores are about 4,800 square feet and have been or will be constructed in markets in which store-to-population ratios are low and in which Blockbuster believes market conditions are optimal. On average, each new traditional store carries about 500 different newly released titles and about 4,000 total copies of a combination of videocassettes and DVDs and about 4,000 different BLOCKBUSTER FAVORITES and about 5,200 total copies of a combination of videocassettes and DVDs.

  . Seam Stores. These stores are about 2,500-3,500 square feet and have been or will be constructed in order to compete:

    -- in markets that are located in between its traditional stores without significantly decreasing the market shares of those traditional stores; and

    -- in rural areas.

    On average, each seam store carries about 500 different newly released titles and about 3,600 total copies of a combination of videocassettes and DVDs and about 2,800 different BLOCKBUSTER FAVORITES and about 3,300 total copies of a combination of videocassettes and DVDs.

  . Store-in-stores. These stores are about 1,000-1,400 square feet and have been or will be constructed within a department store, supermarket or other store. This strategy is being pursued to further expand Blockbuster's presence and meet demand in mature markets in which it already has a strong presence. On average, each store-in-store carries about 400 different newly released titles and about 1,800 total copies of a combination of videocassettes and DVDs and about 1,600 different BLOCKBUSTER FAVORITES and about 1,900 total copies of a combination of videocassettes and DVDs.

   Blockbuster also periodically examines whether the formats of its existing stores are optimal for their location and may downsize or relocate existing stores as opportunities arise.

   Store Layout. Blockbuster designs its stores to provide a recognizable distinctive format offering an extensive selection of products in an attractive design aimed at capturing the magic of the movies. Blockbuster believes that its trademark blue and yellow colors, which dominate most of its stores, make them easily recognizable to video rental customers. The internal layout of its stores allows its customers to easily distinguish new video releases, BLOCKBUSTER FAVORITES, DVDs, video games and other products. Each domestic store typically contains a perimeter wall, an internal area and a check-out area.

   Below is a graphic of Blockbuster's new store layout.





               [Diagram of Blockbuster's internal store layout.]

   Store Operations. Blockbuster's U.S. company-operated stores generally operate under substantially similar hours of operation. Domestic stores are open 365 days a year, with daily hours generally from 10:00 a.m. to 12:00 midnight. The hours of operation for franchised stores vary widely depending on the franchise. Typically, each U.S. store employs 15 people, including two assistant store managers and one store manager. A large part of the in-store experience depends upon the knowledge of the staff. Blockbuster carries out periodic customer service audits at all of its stores to understand, satisfy and exceed its customers' expectations. In addition, as store traffic and same store revenues have increased, Blockbuster has been able to achieve significant labor savings through higher productivity. Blockbuster has achieved additional labor savings because its distribution center efficiently packages videocassettes, a task that was previously done manually. International store operations vary by country.

   Store Locations. At September 30, 1999, in the United States and its territories, Blockbuster operated 3,851 stores and its franchisees operated 708 stores. The following map sets forth the number of domestic stores Blockbuster operated, including stores operated by its franchisees, as of September 30, 1999:

[Map of U.S.A. and its territories showing our total number of stores (Company-operated and franchised stores) in each state and territory as follows:]
                                                                      TOTAL
                STATE OF TERRITORY(1)                               STORES(2)
-------------------------------------------------------------     ------------
--
ALABAMA...............................................................  51
ALASKA................................................................  13
ARIZONA...............................................................  85
ARKANSAS..............................................................  18
CALIFORNIA............................................................ 543
COLORADO.............................................................. 105
CONNECTICUT...........................................................  56
DELAWARE..............................................................  10
DISTRICT OF COLUMBIA..................................................   7
FLORIDA............................................................... 342
GEORGIA............................................................... 182
HAWAII................................................................  19
IDAHO.................................................................   9
ILLINOIS.............................................................. 214
INDIANA...............................................................  73
IOWA..................................................................  26
KANSAS................................................................  51
KENTUCKY..............................................................  43
LOUISIANA.............................................................  69
MAINE.................................................................   5
MARYLAND.............................................................. 112
MASSACHUSETTS......................................................... 106
MICHIGAN.............................................................. 151
MINNESOTA.............................................................  48
MISSISSIPPI...........................................................  31
MISSOURI..............................................................  90
MONTANA...............................................................   7
NEBRASKA..............................................................  27
NEW HAMPSHIRE.........................................................  19
NEW JERSEY............................................................ 102
NEW MEXICO............................................................  24
NEW YORK.............................................................. 269
NEVADA................................................................  42
NORTH CAROLINA........................................................ 111
NORTH DAKOTA..........................................................   6
OHIO.................................................................. 160
OKLAHOMA..............................................................  57
OREGON................................................................  72
PENNSYLVANIA.......................................................... 149
PUERTO RICO...........................................................  41
RHODE ISLAND..........................................................  25
SOUTH CAROLINA........................................................  64
SOUTH DAKOTA..........................................................   5
TENNESEEE.............................................................  73
TEXAS................................................................. 484
UTAH..................................................................  46
VERMONT...............................................................   5
VIRGINIA.............................................................. 119
VIRGIN ISLANDS........................................................   2
WASHINGTON............................................................  97
WEST VIRGINIA.........................................................  12
WISCONSIN.............................................................  75
WYOMING...............................................................   5
GUAM..................................................................   2
DOMESTIC STORE TOTAL                                                 4,559


   At September 30, 1999, outside of the United States, Blockbuster operated 1,895 stores, and its franchisees and joint ventures in which Blockbuster owns a minority interest operated 406 stores. The following table sets forth, by country, the number of stores Blockbuster operated and stores its franchisees operated as of September 30, 1999.

                                Number of          Number of
                             Company-Operated  Franchised and/or
COUNTRY                           Stores      Joint Venture Stores Total(1)(2)
-------                      ---------------- -------------------- -----------
Great Britain...............       662                --               662
Canada......................       349                --               349
Ireland (Republic) and
 Northern Ireland...........       216                --               216
Australia...................       132                 84              216
Mexico......................       154                  6              160
Italy.......................       --                 146              146
Spain.......................       103                  4              107
Brazil......................       --                  72               72
Chile.......................        58                --                58
Taiwan......................        79                --                79
Argentina...................        63                --                63
Denmark.....................        47                --                47
China (Hong Kong)...........        19                --                19
Portugal....................       --                  15               15
Colombia....................       --                  14               14

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

                                 Number of          Number of
                              Company-Operated  Franchised and/or
COUNTRY(1)                         Stores      Joint Venture Stores Total(1)(2)
----------                    ---------------- -------------------- -----------
Venezuela....................        --                 12                12
Israel.......................        --                 12                12
New Zealand(3)...............         11               --                 11
Thailand.....................        --                 11                11
Peru.........................        --                  9                 9
Ecuador......................        --                  6                 6
Panama.......................        --                  8                 8
El Salvador..................        --                  4                 4
Uruguay......................          2               --                  2
Poland.......................        --                  3                 3
                                   -----               ---             -----
International Store Total....      1,895               406             2,301
                                   =====               ===             =====

--------
(1)  This does not include stores leased or owned but not operating.
(2) In addition to the stores listed in the chart, as of September 30, 1999, there were 50 video vending machines being tested in Spain, Canada, Great Britain and Italy.
(3) In November, 1999, Blockbuster converted its 11 company-operated stores to franchised stores in New Zealand.

Advertising and Marketing

   Worldwide, in the year ended December 31, 1998, Blockbuster incurred about $181 million in advertising expenses, which include about $142 million in the United States and about $39 million internationally. In addition, some of Blockbuster's business partners, including the studios, allow Blockbuster to direct a significant amount of their advertising expenditures. Furthermore, the studios also incur additional expenditures to promote their newly released movies.

   National and Local Advertising Campaign. In 1998, Blockbuster launched a national advertising campaign in order to support its business model. Blockbuster is the only home video chain that actively maintains a national advertising campaign. This campaign consists of network and local television, local advertising and local radio. Blockbuster uses its customer transaction database to target its direct mailings at different customer groups. Blockbuster expects to incur about $233 million in advertising expenses in 1999, an increase of about 30%. Blockbuster expects this increase to include more television, outdoor and transit advertising.

   The design of Blockbuster's national and local advertising campaign is based upon its proprietary research. This is done on a national basis, and Blockbuster also focuses its efforts on a local basis in order to adjust to each local environment. Blockbuster obtains information from its customer transaction database, its real estate database and outside research agencies. Blockbuster has concentrated on the following factors to formulate and adjust its advertising:

  .  its market share;

  . its level of store development and brand awareness relative to its competitors within the relevant market;

  .  local demographics; and

  .  other local competitive issues.

   Blockbuster's advertising campaign focuses on the two areas discussed below.

  . Out-of-Store Advertising. Blockbuster advertises on television, transit and other like media. Blockbuster also uses its research to customize its direct mailings to address overall demographic trends and individual customer transaction history.

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  .  In-Store Advertising. Blockbuster uses leading edge graphics and visual merchandising in its stores in order to give its customers the feeling that a trip to its stores captures the magic of the movies.

   Innovative Marketing Programs. Because of Blockbuster's large store base and its leading brand awareness throughout the United States and many other markets, Blockbuster has been able to implement the following programs in the United States and the same or similar programs in many of its international markets.

  . New Release Guarantees. Because of the substantial number of copies of videocassettes that Blockbuster is able to provide in its stores, Blockbuster is able to offer a guarantee that some of its selected newly released video titles will be in stock or the customer will receive a coupon that can be redeemed for a free rental of that movie within the following 30 days.

  . National Promotions. In 1999, Blockbuster executed several one-of-a-kind national promotional events, each several weeks in duration, designed to attract customers and increase the number of times that active customers visit its stores due to the event's novelty and "prize" appeal. To date, these are the only nationally advertised events in Blockbuster's industry. For example, in its "Trip-a-day Giveaway" program, each day between January 19, 1999 and March 1, 1999, Blockbuster gave a different customer a free trip to places such as Las Vegas or the Cannes Film Festival. In addition, for the last five years, Blockbuster has sponsored the internationally televised BLOCKBUSTER ENTERTAINMENT AWARDS, in which over 25 million votes were cast in 58 categories in its stores and on its U.S. website in 1999. On June 16, 1999, the BLOCKBUSTER ENTERTAINMENT AWARDS was televised within the United States to a television audience of over 6 million households and has been or is scheduled to be televised in over 60 other countries.

  . BLOCKBUSTER REWARDS Program. This premium membership program is designed to offer benefits to its customers and enhance customer loyalty by encouraging its customers to rent movies only from its stores. The program was implemented in February of 1999 and as of September 30, 1999, there were about 5.2 million U.S. customer accounts enrolled in the BLOCKBUSTER REWARDS program. In general, for a $9.95 fee, Blockbuster's customers can join the BLOCKBUSTER REWARDS program and earn free movie or video game rentals, exclusive promotional offers and other benefits. Some high-volume renters are automatically enrolled as BLOCKBUSTER REWARDS Gold members, which earns them additional benefits such as additional free movie or video game rentals and the ability to reserve movies by telephone. Blockbuster has recently implemented a version of this program in Canada.

  . BLOCKBUSTER GIFTCARDS. Blockbuster's national point-of-sale system in the United States allows it a unique opportunity to offer its customers the opportunity to purchase stored value BLOCKBUSTER GIFTCARDS which can be redeemed at any of its stores nationwide. The BLOCKBUSTER GIFTCARD is a plastic prepaid card available in amounts ranging from $5 to $50. Some of the cards have attractive designs, such as movie images, and are marketed as "Limited Edition Cards." The BLOCKBUSTER GIFTCARDS are also currently available in Great Britain, Canada and Mexico. For the year ended December 31, 1998, Blockbuster sold $121 million of BLOCKBUSTER GIFTCARDS, which was a 16.9% increase in sales compared to the year ended December 31, 1997.

  . Cross-Promotional Marketing Programs. On an ongoing basis, since 1997, Blockbuster has implemented cross-promotional marketing programs with such other well-known companies as Coca-Cola, Taco Bell, American Airlines, MCI Worldcom, Pizza Hut, General Motors and Burger King. As a result of Blockbuster's participation in these programs, Blockbuster benefits from marketing done by its business partners that features Blockbuster's brand.

  . Community Service. Blockbuster also sponsors and promotes leadership events in many of the communities in which Blockbuster operates. For example, as part of Blockbuster's "Community Service Videos" program, Blockbuster provides free videocassettes in some of its stores on subjects, such as breast cancer. Blockbuster also offers annually its KIDPRINT program in most of its U.S. stores. Under this complimentary program, parents can have a staff member videotape their child's mannerisms, appearance and voice for emergency identification purposes.

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

Internet: www.blockbuster.com

   In November 1999, Blockbuster relaunched blockbuster.com. The relaunch introduced several new features that Blockbuster believes will increase site traffic and provide a more compelling experience for online users. Some of these features include:

  .  increased e-commerce offerings and capabilities;

  .  entertainment news and information;

  .  information about movies;

  . integrated promotions between Blockbuster's in-store and online businesses; and

  . suggestions of movies based upon a customer's evaluation of selected films.

   In addition, Blockbuster operates several other Internet sites that target international audiences and leverage Blockbuster's brand name and presence in non-U.S. markets. For a complete discussion of Blockbuster's online strategy, see "-- Growth Strategy -- Pursue New Technologies and Products."

Suppliers

   The following is a description of the suppliers of Blockbuster's domestic company-operated stores and its franchised stores. Blockbuster's international stores are supplied by a variety of suppliers.

Suppliers of Videocassettes and DVDs

   Company-operated Stores. Blockbuster's U.S. stores receive a substantial portion of their videocassettes under the revenue-sharing agreements. Blockbuster has entered into domestic revenue-sharing agreements with, among others, all of the major studios. Under these agreements, Blockbuster shares its U.S. rental revenues with the studios for a limited period of time, generally 26 weeks.

   In addition to this revenue-sharing component, common to each agreement is some provision for disposition of the video products at the conclusion of the rental period. This may involve sale of the product by Blockbuster as a previously viewed tape, return of the tape to the studio, destruction of the tape, or some combination of these elements.

   Most revenue-sharing agreements also have a minimum payment requirement, all or part of which is associated with either the number of videocassettes Blockbuster purchases or domestic box office receipts and the then current number of its stores. Such agreements also generally require Blockbuster to take a minimum number of copies of each qualifying movie released by the supplier.

   This revenue-sharing concept is relatively new to Blockbuster and its industry, and Blockbuster believes the terms of these agreements are critical to its competitive position. While the terms of Blockbuster's revenue-sharing agreement vary from studio to studio, Blockbuster believes, based on various assumptions, that the overall economic revenue-sharing model is designed to achieve gross margins of about 60% on the rental product Blockbuster obtains under these agreements. Blockbuster cannot assure you, however, that it can achieve such gross margins under its revenue-sharing agreements. None of these agreements is exclusive to Blockbuster and the studios are free to enter into similar or better agreements with its competitors.

   The agreements with the studios expire by their terms at various times over the next three and one-half years beginning in the fourth quarter of the year 2000. Blockbuster has already renewed one of the agreements with a studio and is currently engaged in negotiations with another studio to extend its agreement.

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

   For most of Blockbuster's revenue-sharing videocassettes, the major studios send the master videocassettes to a duplicator for copying and then they are shipped to Blockbuster's distribution center. In addition, Blockbuster purchases sell-through movies, direct-to-video movies and movies sold at traditional wholesale prices, as well as DVDs, from major studios, independent studios and independent suppliers, generally pursuant to negotiated agreements.

   Franchised Stores. Blockbuster requires each franchisee to comply with guidelines that set forth the minimum amount and selection of movies to be kept in its store's inventory. Franchisees typically obtain videocassettes and DVDs from their own suppliers. However, if Blockbuster has purchased the exclusive distribution rights to a movie, the franchisee may obtain that movie from Blockbuster. Blockbuster has made its revenue-sharing arrangements with the studios available to its U.S. franchisees, which will provide them with an option to increase their quantity and selection of movies.

Other Suppliers

   Suppliers of Video Games. For Blockbuster's company-operated stores, Blockbuster purchases video game software primarily from five suppliers: Sony, Nintendo, Midway, Acclaim, and Electronic Arts. These suppliers deliver the video game software and video game accessories to Blockbuster's distribution center. Blockbuster then distributes the video game software and video game accessories to its stores. Franchisees are responsible for obtaining video games from their own suppliers.

   Suppliers of VCRs, DVD Players and Video Game Consoles. In Blockbuster's company-operated stores, Blockbuster purchases its VCRs primarily from Ingram Entertainment Incorporated, DVD players primarily from Phillips Electronics and video game consoles primarily from Phillips Sales and Nintendo. Franchisees are responsible for obtaining VCRs, DVD players and video game consoles from their own suppliers.

   Suppliers of Food and Beverages and Accessories. Other than Blockbuster's specially branded microwave popcorn and accessories, which are distributed by its U.S. distribution center, suppliers distribute all of Blockbuster's snacks and beverages directly to its company-operated stores. Franchisees are responsible for obtaining snacks and beverages and accessories from their own suppliers.

Distribution and Inventory Management

   In the first quarter of 1998, Blockbuster began operation of its new, state-of-the-art distribution center in McKinney, Texas, which is near its corporate headquarters. Blockbuster's 850,000 square foot distribution center is a highly automated, centralized facility that Blockbuster uses to restock products, repackage videocassettes and process returns, as well as to provide some office space. It supports all of Blockbuster's company-operated stores in the United States. As of September 30, 1999, Blockbuster employed about 795 employees at its distribution center. Blockbuster's distribution center operates six days a week, 24 hours a day.

   Distribution. At Blockbuster's distribution center, it receives substantially all of its videocassettes and video games. Blockbuster repackages the newly released videocassettes to make them suitable for rent at its stores, a process which had previously been done manually by its store employees before Blockbuster built its distribution center. In addition, Blockbuster repackages previously viewed tapes to make them available for sale. Blockbuster's distribution center is also designed to be able to handle individual customer orders, which would be necessary if Blockbuster decided to distribute its products sold on its U.S. Internet site directly to its customers. Currently, its Internet sales are distributed by independent distributors.

   Blockbuster distributed, and its company-operated stores received, about 86 million units of its products last year from its distribution center. About
34.5 million of those units were videocassettes repackaged for rental at its stores. The distribution center has allowed Blockbuster to significantly decrease its distribution costs compared to the costs it previously incurred using third-party distributors. While Blockbuster currently processes a high volume of products due to the successful implementation of its revenue-sharing agreements, Blockbuster

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can support a significant increase in sales volume without significant additional investment. As Blockbuster adds more volume to its distribution center, Blockbuster will be able to further take advantage of its cost efficiencies. The February 1999 issue of Modern Materials Handling, a leading trade publication, has recognized its distribution center for its "distribution excellence."

   Blockbuster uses a network of third-party warehouses for delivery to its stores. Blockbuster ships its products to these warehouses, located strategically throughout the United States, which in turn deliver them to its stores. Franchisees generally obtain their products directly from suppliers, except for accessories, supplies and movies to which Blockbuster has exclusive distribution rights, which domestic franchisees receive from its distribution center. Distribution of Blockbuster's products to its stores in markets outside the United States is coordinated through its international offices.

   Inventory Management. Because Blockbuster has a centralized distribution center, it is able to keep strict control over the amount and flow of its products at any given time. Blockbuster scans all products as they enter, flow through and exit its distribution center.

   Once Blockbuster's products reach its stores, Blockbuster focuses on strict inventory control. Blockbuster's sophisticated inventory management system is integrated with its point-of-sale system, which allows Blockbuster to manage its inventory on a store-by-store basis. Blockbuster allocates its products to its stores based on the transaction history of each store, and Blockbuster monitors its stores' in-stock positions. Blockbuster also typically takes physical inventory at each store on a monthly basis.

Management Information Systems

   Blockbuster believes that the accurate and efficient management of purchasing, inventory and sales records is important to its future success. Blockbuster maintains information, updated daily, regarding revenues, current and historical sales and rental activity, demographics of store customers and videocassette rental patterns. This information can be organized by store, region, state, country or for all operations.

   Blockbuster maintains a satellite-based national point-of-sale system in the United States, which is linked with a datacenter located in its distribution center. The point-of-sale system tracks all of its products distributed from the distribution center to each store using scanned bar code information. All rental and sales transactions are recorded by the point-of-sale system when scanned at the time of customer checkout. At the end of each day, the point-of-sale system transmits store data from operations to the datacenter and the customer transaction database by satellite.

   All of Blockbuster's company-operated stores, except in Hong Kong, the Republic of Ireland and Northern Ireland, and most of its franchisees use Blockbuster's point-of-sale system upon opening or conversion into a company-operated store. Within the next two and one-half years, Blockbuster currently plans to update the computers and the software that run the point-of-sale system in order to decrease the overhead costs of each store and speed up the checkout process. Blockbuster currently has a direct link via satellite with most of its domestic company-operated stores and by the end of 1999, substantially all of its company-operated stores in Canada will also be linked via satellite. Also by the end of 1999, many of Blockbuster's domestic franchised stores will be linked via satellite.

   In addition, Blockbuster has established processes for evaluating and managing the risks and costs that may arise as a result of year 2000 software failures. Blockbuster has substantially completed its year 2000 program. Blockbuster has completed its inventory, assessment, remediation, and testing phase of all critical applications and infrastructure. Blockbuster has contacted its critical business partners as to their year 2000 readiness. One business partner has stated it is year 2000 compliant and the others have indicated they expect to be year 2000 compliant before December 31, 1999. Where appropriate, Blockbuster is determining the need for contingency plans and addressing both operational and technical alternatives. This phase has begun and will continue through the end of 1999. Blockbuster does not anticipate that it will incur significant operating expenses or be required

                                      95
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to invest heavily to improve its computer systems in order to be year 2000 compliant, and Blockbuster does not anticipate that business operations will be disrupted. See "Risk Factors -- Risk Factors Relating to Blockbuster's Business and Industry -- We May Be Adversely Affected if Blockbuster's Year 2000 Remediation Efforts Are Not Successful" and "Management's Discussion and Analysis of Financial Condition and Results of Operations of Blockbuster."

Franchise Operations

   At September 30, 1999, Blockbuster's franchisees operated 708 stores in the United States and its franchisees and minority-operated joint ventures operated 406 stores internationally. Blockbuster's franchisees generally are responsible for obtaining their own supplies and coordinating their own distribution system. However, as a result of making revenue-sharing agreements available to its U.S. franchises in the fourth quarter of 1999, Blockbuster expects some of its U.S. franchisees to participate in its revenue-sharing agreements. Accordingly, U.S. franchisees would rely upon Blockbuster's distribution center to receive some portion of their videocassettes. Using Blockbuster's distribution center would allow Blockbuster's franchisees to share in the cost savings that Blockbuster's distribution center provides to Blockbuster.

   Under its current U.S. franchising program, Blockbuster enters into a development agreement and a franchise agreement with the franchisee. Pursuant to the terms of a typical development agreement, Blockbuster grants the franchisee the right to develop one or a specified number of stores at an approved location or locations within a defined geographic area and within a specified time. Blockbuster generally charges the franchisee a development fee in advance for each store to be developed during the term of the development agreement. The typical franchise agreement is a long-term agreement that governs the operations of the store. Blockbuster generally requires the franchisee to pay Blockbuster a one-time franchise fee and continuing royalty fees, service fees and monthly payments for maintenance of the proprietary software. In addition, Blockbuster provides optional product and support services to its franchisees for which Blockbuster sometimes receives fees. Blockbuster requires its franchisees to contribute funds for national advertising and marketing programs and also requires that franchisees spend an additional amount for local advertising. Each franchisee has sole responsibility for all financial commitments relating to the development, opening and operation of its stores, including rent, utilities, payroll and other capital and incidental expenses. Blockbuster employs people to inspect its franchised stores.

   Blockbuster cannot assure you that its franchisees will be able to achieve profitability levels in their businesses sufficient to pay Blockbuster's franchise fees. Furthermore, Blockbuster cannot assure you that it will be successful in marketing and selling new franchises or that any new franchisees will be able to obtain desirable locations and acceptable leases.

International Operations

   Blockbuster is the leading international retailer of rentable home movies and video games. As a result, Blockbuster believes it is well positioned to take advantage of the overall growth in the home video industry outside of the United States. As of September 30, 1999, Blockbuster had 2,301 stores operating under "BLOCKBUSTER" and other names located throughout 25 markets outside of the United States. Of these stores, 406 were operated through Blockbuster's franchisees and/or joint ventures in which Blockbuster owns a minority interest.

   Blockbuster has focused on seven priority markets outside of the United States. Based on the number of stores, Blockbuster's largest market is Great Britain. Blockbuster began operations in Great Britain in 1989 and, through acquisitions, has grown to 662 locations, excluding video vending machines, as of September 30, 1999. Blockbuster began operations in Canada, its second largest market, in 1990 and has grown to 349 stores, as of September 30, 1999. In the Republic of Ireland and Northern Ireland, Blockbuster's third largest market, it acquired Xtra-vision PLC in 1997 and continues to operate under the XTRA-VISION brand name due to its strong local brand awareness. As of September 30, 1999, Blockbuster has 216 stores in the Republic of Ireland

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and Northern Ireland. In addition, Blockbuster began operations in Mexico in
1991, Australia in 1993, Spain in 1995 and Argentina in 1995. For a complete listing of all of Blockbuster's operations outside of the United States, see the chart set forth in "-- Stores and Store Operations -- Store Locations."

   Blockbuster maintains offices for each major region and most of the countries in which it operates in order to manage, among other things:

  .  store development and operations;

  .  marketing; and

  .  the purchasing, supplying and distribution of each store's products.

   The international home video and video game industry varies from country to country due to, among other things:

  .  political and economic systems and risks; and

  . legal standards and regulations, such as those relating to foreign ownership rights, unauthorized copying, intellectual property rights, labor and employment matters, trade regulation and business practices, franchising and taxation.

   Thus, because of all of these variables, Blockbuster cannot assure you that it can operate profitably in these international markets.

Competition

   Blockbuster operates in a highly competitive environment. Blockbuster believes its most significant competition comes from (a) non-videocassette providers of home viewing entertainment and (b) video stores and other retailers that rent or sell movies.

   Competition with Non-videocassette Providers of Home Viewing
Entertainment. These providers include direct broadcast satellite, cable, digital terrestrial, network and syndicated television. Blockbuster believes that its most significant competitive risk in this area comes from direct broadcast satellite and digital cable television. Further growth in the direct broadcast satellite and digital cable subscriber bases could cause a smaller number of videocassettes and DVDs to be rented if viewers were to favor the expanded number of conventional channels and expanded programming, including sporting events, offered through these services. See "Risk Factors -- Risk Factors Relating to Blockbuster's Business and Industry -- The widespread availability of additional channels on satellite and digital cable systems may significantly reduce public demand for its merchandise." Direct broadcast satellite, digital cable and "traditional" cable providers not only offer numerous channels of conventional television, but they also offer pay-per-view movies, which permit a subscriber to pay a fee to see a selected movie.

   Competition with Video Stores and Other Retailers that Rent or Sell Movies. These retailers include, among others:

  .  local, regional and national video stores;

  .  mass merchant retailers;

  .  supermarkets, pharmacies and convenience stores; and

  .  Internet sites.

Blockbuster believes that the principal factors it faces in competing with video stores are:

  .  convenience and visibility of store locations;

  .  quality, quantity and variety of titles;

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  .  pricing; and

  .  customer service.

   Other Competition. In some markets, Blockbuster also competes against the illegal duplication and sales of movies and video games. In addition to all of the modes of competition discussed above, Blockbuster competes for the general public's entertainment dollar and leisure time activities with, among others, movie theaters, Internet-related activities, live theater and sporting events.

   Blockbuster cannot assure you that competing pressures it faces will not have a material adverse effect on its company.

   See "Risk Factors -- Risk Factors Relating to Blockbuster's Business and Industry -- Blockbuster's Business May Be Materially Adversely Affected by New Technologies" for a discussion of competitive risks related to new technology.

Properties

   Blockbuster's corporate headquarters are located at 1201 Elm Street, Dallas, Texas 75270 and consist of about 219,239 square feet of space leased pursuant to an agreement that expires on June 30, 2007. The distribution center is located at 3000 Redbud Blvd., McKinney, Texas 75069 and consists of about 850,000 square feet of space leased pursuant to an agreement that expires on December 31, 2012. Blockbuster has set up its payroll and benefits center in Spartanburg, South Carolina.

   Blockbuster has several main offices that manage its international operations. Blockbuster has offices in: Uxbridge, England; Plantation, Florida; Toronto, Ontario; Melbourne, Australia; and Taipei, Taiwan. In addition, for most countries in which Blockbuster has company-operated stores, it maintains an office to coordinate its operations within that country.

   Blockbuster leases substantially all of its existing store sites, including buildings and improvements. These leases generally have a term of five to ten years and provide options to renew for between ten and fifteen additional years. Blockbuster expects that most future stores will also occupy leased properties.

Intellectual Property

   Blockbuster owns a number of trademarks, trade names and service marks, including, among others, BLOCKBUSTER (R), BLOCKBUSTER VIDEO (R), BLOCKBUSTER FAVORITES (TM), BLOCKBUSTER GIFTCARD (R), BLOCKBUSTER GIFTCARDS (R), BLOCKBUSTER REWARDS (TM), BLOCKBUSTER ENTERTAINMENT AWARDS (R), KIDPRINT, BLOCKBUSTER MUSIC (R), XTRA-VISION and the blue and yellow ticket stub and the blue and yellow awning outside its stores. In addition, Blockbuster owns the rights to the "blockbuster.com" Internet domain name. Blockbuster considers its intellectual property rights to be among its most valuable assets.

Legal Proceedings

   On July 21, 1999, Ruben Loredo, doing business as Five Palms Video, purporting to act as a class representative on behalf of himself and all others similarly situated, filed a complaint in the District Court of Bexar County, Texas, against Blockbuster. Blockbuster removed the case to the United States District Court for the Western District of Texas, and the plaintiff has filed a motion to have the case remanded to the state court. Discovery is stayed while the court considers the motion to remand. The plaintiff asserts that by entering into and operating under its revenue-sharing agreements, Blockbuster has attempted to and conspired with the studios to monopolize and restrain competition in the market for the retail rental of videocassettes. The plaintiff is seeking triple the amount of his alleged actual damages and triple the amount of alleged actual damages of those similarly situated, under the Texas Free Enterprise and Antitrust Act. The dollar amount that the plaintiff is

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alleging as the actual damages to himself and those similarly situated is not set forth in his complaint. Blockbuster believes that the plaintiff's position is completely without merit, and Blockbuster intends to vigorously defend itself in the litigation.

   In addition, another party, purporting to act as a class representative on behalf of itself and all others similarly situated, filed a substantially similar complaint in the United States District Court for the Western District of Texas against Viacom and the studios' home video subsidiaries that have operated under these revenue-sharing agreements with Blockbuster. This plaintiff is seeking triple the amount of the alleged actual damages to itself and triple the amount of alleged actual damages of those similarly situated, as well as preliminary and permanent injunctive relief prohibiting any unlawful attempt or conspiracy to monopolize the market for the retail rental of videocassettes. If Viacom is required to pay any damage award as a result of this litigation, Viacom may seek indemnification for its losses from Blockbuster under the release and indemnification agreement. See "Related Party Transactions -- Agreements Between Blockbuster and Viacom Relating to Blockbuster's Initial Public Offering or the Separation of Blockbuster from Viacom -- Release and Indemnification Agreement."

   Blockbuster is subject to various other legal proceedings in the course of conducting its business, including its business as a franchisor. However, Blockbuster believes that these proceedings are not likely to result in judgments that will have a material adverse effect on its business.

Regulation

   Domestic Regulation

   Blockbuster is subject to various federal, state and local laws that govern the access and use of its video stores by disabled people and the disclosure and retention of video rental records. Blockbuster also must comply with various regulations affecting its business, including state and local advertising, consumer protection, credit protection, licensing, zoning, land use, construction, environmental and minimum wage and other labor and employment regulations.

   Blockbuster is also subject to the Federal Trade Commission's Trade Regulation Rule entitled "Disclosure Requirements and Prohibitions Concerning Franchising and Business Opportunity Ventures" and state laws and regulations that govern (1) the offer and sale of franchises and (2) franchise relationships. If Blockbuster wants to offer and sell a franchise, it is required by the rule mentioned above to furnish each prospective franchisee a current franchise offering circular prior to the offer or sale of a franchise. In addition, a number of states require that Blockbuster, as a franchisor, comply with that state's registration or filing requirements prior to offering or selling a franchise in the state and to provide a prospective franchisee with a current franchise offering circular complying with the state's laws, prior to the offer or sale of the franchise. Although Blockbuster cannot make any assurances, it intends to maintain a franchise offering circular that complies with all applicable federal and state franchise sales and other applicable laws. However, if Blockbuster is unable to comply with federal franchise sales and disclosure laws and regulations, Blockbuster will be unable to offer and sell franchises anywhere in the United States. In addition, if Blockbuster is unable to comply with the franchise sales and disclosure laws and regulations of any state that regulates the offer and sale of franchises, Blockbuster will be unable to offer and sell franchises in such state.

   Blockbuster is required to update its franchise offering circular annually, as well as to amend it during the course of the year, to reflect material changes regarding its franchise offering and to comply with changes in disclosure requirements. The occurrence of any such material changes may, from time to time, require Blockbuster to stop offering and selling franchises until its franchise offering circular is updated and amended. Blockbuster cannot assure you that its franchising program will not be adversely affected because compliance with applicable law necessitates that it cease offering and selling franchises in some states until its franchise offering circular is revised, updated and approved by the applicable authorities, or because of its failure or inability to comply with existing or future franchise sales and disclosure laws.

   Blockbuster is also subject to a number of state laws and regulations that regulate some substantive aspects of the franchisor-franchisee relationship, including:

  . those governing the termination or non-renewal of a franchise agreement, such as requirements that:

    (a) "good cause" exist as a basis for such termination; and

    (b) a franchisee be given advance notice of, and a right to cure, a default prior to termination;

  . requirements that the franchisor deal with its franchisees in good faith;

  . prohibitions against interference with the right of free association among franchisees; and

  . those regulating discrimination among franchisees in charges, royalties or fees.

   Compliance with federal and state franchise laws is costly and time-consuming, and Blockbuster cannot assure you that it will not encounter difficulties or delays in this area or that it will not require significant capital for franchising activities.

   International Regulation

   Blockbuster is subject to various international laws that govern the disclosure and retention of video rental records. For example, the laws pertaining to the use of the customer database in some markets outside of the United States are more restrictive than the relevant laws in the United States.

   Blockbuster must comply with various regulations affecting its business, including advertising, consumer protection, credit protection, franchising, licensing, zoning, land use, construction, environmental, labor and employment regulations.

   Similar to the United States, some foreign countries have franchise registration and disclosure laws affecting the offer and sale of franchises within their borders and to their citizens. They are not often as extensive and onerous as laws and regulations applicable in the United States. However, as in the United States, failure to comply with such laws could limit or preclude Blockbuster's ability to expand through franchising in those countries.

Employees

   As of September 30, 1999, Blockbuster employed about 95,500 persons, including about 75,300 persons employed within the United States and about 20,200 persons employed outside of the United States. Within the United States, about 72,600 were employed in domestic company-operated stores and 2,700 were employed in various other operations, including Blockbuster's corporate, administrative and distribution functions. Of the total number of U.S. employees, about 18,300 were full-time and 57,000 were part-time. Blockbuster believes that its employee relations are good.

                           BLOCKBUSTER'S MANAGEMENT

Executive Officers and Directors

   Set forth below is information concerning the current executive officers and directors of Blockbuster. There are no family relationships among any officers or directors. The ages listed below are as of November 30, 1999.

Name                     Age                                 Position
----                     --- -------------------------------------------------------------------------
John F. Antioco.........  50 Chairman of the Board of Directors, President and Chief Executive Officer
Mark T. Gilman..........  35 Executive Vice President and Chief Development and Franchising Officer
James Notarnicola.......  48 Executive Vice President and Chief Marketing Officer
Alva J. Phillips........  55 Executive Vice President and Chief Information Officer
Michael K. Roemer.......  51 Executive Vice President, Domestic Video Operations
Edward B. Stead.........  52 Executive Vice President, General Counsel and Secretary
Nigel Travis............  49 Executive Vice President and President, Worldwide Retail Operations
Dean M. Wilson..........  41 Executive Vice President, Merchandising
Larry J. Zine...........  44 Executive Vice President and Chief Financial Officer
Philippe P. Dauman......  45 Director
Thomas E. Dooley........  43 Director
Linda Griego............  52 Director
John L. Muething........  78 Director
Sumner M. Redstone......  76 Director

   John F. Antioco has served as chairman of the board of directors, president and chief executive officer of Blockbuster since 1997. From 1996 until 1997, Mr. Antioco served as president and chief executive officer for Taco Bell Corporation. Mr. Antioco served as chairman of the board of directors of The Circle K Corporation, an operator of convenience stores, from 1995 until 1996, and as its president and chief executive officer from 1993 until 1996. Mr. Antioco joined Circle K as chief operating officer in 1991. Mr. Antioco serves as chairman of the board of directors of Main Street & Main Inc. and as a director for CSK Auto Corporation.

   Mark T. Gilman has served as executive vice president and chief development and franchising officer of Blockbuster since July 1999. Mr. Gilman served as executive vice president of real estate-franchising and new business development of Blockbuster from 1997 until 1999, and served as senior vice president, strategic systems of Blockbuster from 1996 until 1997. Prior to joining Blockbuster, during 1996, Mr. Gilman served as senior vice president, development, for Hollywood Entertainment Corporation, a national retail video chain, where he was responsible for domestic development and construction. From 1994 until 1996, Mr. Gilman served as director of operations development for Wal-Mart Corporation, where he was responsible for developing real estate and merchandising systems.

   James Notarnicola has served as executive vice president and chief marketing officer of Blockbuster since June 1998 and served as executive vice president of marketing and administration of Blockbuster from 1997 until 1998. From 1978 until 1997, Mr. Notarnicola served in many capacities at 7-Eleven Inc., which was formerly known as The Southland Corporation, including vice president of marketing, from 1995 until 1997, and general manager of advertising and promotion, from 1990 until 1995.

   Alva J. Phillips has served as executive vice president and chief information officer of Blockbuster since 1997 and served as senior vice president of information services of Blockbuster from 1995 until 1997. From 1993 until 1995, Mr. Phillips was employed by Integrated Systems Solutions Corporation, a wholly owned subsidiary of International Business Machines Corporation, where he served as project manager for the Eckerd Corporation account and oversaw, among other matters, the development and implementation of a satellite-based store communications system. From 1988 until 1993, Mr. Phillips served as senior vice president of management information services for Rite Aid, where he was responsible for developing in-store pharmacy, merchandising and distribution systems to support the company's 2,600 store locations.

   Michael K. Roemer has served as executive vice president, domestic video operations of Blockbuster since 1998 and served as senior vice president, domestic video operations, of Blockbuster from 1997 until 1998. From 1995 until 1997, Mr. Roemer served as an independent consultant for such major companies as Frito Lay, where he assisted with new product development, distribution and business process planning. Prior to consulting, Mr. Roemer worked at 7-Eleven Inc., from 1966 to 1995. From 1993 until 1995, in his capacity as senior vice president of merchandising for 7-Eleven, Mr. Roemer oversaw merchandising operations of 7-Eleven stores in the United States and Canada.

   Edward B. Stead has served as executive vice president and general counsel of Blockbuster since 1997, and as secretary of Blockbuster since 1999. From 1988 until 1996, Mr. Stead served in various capacities with Apple Computer, Inc., including vice president and general counsel, from 1989 until 1995, vice president, general counsel and secretary, from 1993 until 1995, and senior vice president, general counsel and secretary, from 1995 to 1996. Prior to joining Apple, Mr. Stead served as senior vice president, general counsel and secretary of Cullinet Software, Inc. Mr. Stead also served as a member of the legal advisory board of the National Association of Securities Dealers from 1993 until 1997 and has been a member of the American Law Institute since 1996.

   Nigel Travis has served as executive vice president and president, worldwide retail operations, of Blockbuster since 1998 and served as president, international operations of Blockbuster from 1997 until 1998. From 1994 until 1997, Mr. Travis served in various other capacities for Blockbuster, including senior vice president, Europe. Prior to joining Blockbuster, Mr. Travis served as senior vice president and managing director, Europe, the Middle East and Africa, for Burger King Corporation. Mr. Travis, a British national, serves as senior non-executive director of Limelight PLC in the United Kingdom. Mr. Travis was elected as a director of the Video Software Dealers Association in July 1999.

   Dean M. Wilson has served as executive vice president, merchandising, of Blockbuster since 1998. From 1995 until 1998, Mr. Wilson held a number of positions with Blockbuster, including senior vice president-general merchandising manager, vice president-retail and director of product international. Mr. Wilson's experience in the video industry spans over 16 years, with positions in the retail, distribution and studio aspects of the business. Prior to joining Blockbuster, from 1990 until 1995, Mr. Wilson was employed by Trans World Entertainment, a music and video retailer, where he served as divisional merchandise manager of video. Mr. Wilson began his retail career in the executive training programs with May Company and Dayton Hudson.

   Larry J. Zine has served as executive vice president and chief financial officer of Blockbuster since 1999. From 1996 until 1999, Mr. Zine served as chief financial officer for Petro Stopping Centers, L.P., where he was responsible for all operations. During 1999, Mr. Zine also served as president of Petro. From 1981 until 1996, Mr. Zine worked for The Circle K Corporation, an operator of convenience stores, and was named executive vice president and chief financial officer in 1988.

   Philippe P. Dauman was elected as a director of Blockbuster in January 1995. Mr. Dauman has been deputy chairman of Viacom since January 1996 and its executive vice president since 1994. From 1993 until 1998, Mr. Dauman also served as general counsel and secretary of Viacom. Mr. Dauman is a director of National Amusements, Inc. and Lafarge Corporation.

   Thomas E. Dooley was elected as a director of Blockbuster in May 1999. Mr. Dooley has been deputy chairman of Viacom since 1996 and its executive vice president since 1994. From 1992 until 1994, Mr. Dooley served as senior vice president, corporate development, of Viacom.

   Linda Griego was elected as a director of Blockbuster in July 1999. Since December 1997, Ms. Griego has served as president of Zapgo Entertainment Group, L.L.C., a television programming production company. Ms. Griego has also served as the managing general partner of Engine Co. No. 28, a restaurant operation, since 1988. From 1994 to 1997, Ms. Griego served as president and chief executive officer of Rebuild LA, Inc., an economic development corporation. Ms. Griego also served as Deputy Mayor for the City of Los Angeles, California from 1991 until 1993.

   John L. Muething was elected as a director of Blockbuster in July 1999. Mr. Muething has been of counsel to the Cincinnati, Ohio law firm of Keating, Muething & Klekamp since 1986. He also served as a director of Spelling Entertainment Group Inc. from 1992 until June 1999.

   Sumner M. Redstone was elected as a director of Blockbuster in May 1999. Mr. Redstone has been the chairman of the board of Viacom since 1987 and its chief executive officer since 1996. Mr. Redstone has served as chairman of the board of National Amusements, Inc. since 1986 and its president and chief executive officer since 1967.

Composition of the Board of Directors of Blockbuster

   The board of directors of Blockbuster currently has six members, including the chairman of the board of directors, Mr. Antioco, three individuals who are currently executive officers and directors of Viacom, Messrs. Dauman, Dooley and Redstone, and two outside directors, Ms. Griego and Mr. Muething. Blockbuster's board of directors is divided into three classes serving staggered terms. Directors in each class have been elected to serve for three-year terms and until their successors are elected or qualified. Each year, the directors of one class will stand for election as their terms of office expire. The Class I directors, Messrs. Dauman and Dooley, have terms of office expiring in 2000; the Class II directors, Messrs. Muething and Redstone, have terms of office expiring in 2001; and the Class III directors, Mr. Antioco and Ms. Griego, have terms of office expiring in 2002. Messrs. Dauman, Dooley and Redstone will resign from Blockbuster's board of directors following the completion of this exchange offer. Blockbuster intends to elect new directors to replace the departing directors immediately prior to the exchange offer.

Committees of the Board of Directors of Blockbuster

   The board of directors of Blockbuster has appointed an audit committee, a compensation committee and a senior executive compensation committee.

   Audit Committee. The functions of the audit committee, which consists of Ms. Griego and Mr. Muething, include:

  .  reviewing the adequacy of the system of internal accounting controls;

  .  reviewing the results of the independent accountants' annual audit;

  .  determining the duties and responsibilities of the internal audit staff;

  .  reviewing the scope and results of internal auditing procedures;

  . reviewing the audit reports submitted by both the independent accountants and the internal audit staff; and

  .  annually recommending independent accountants.

   Compensation Committee. The compensation committee consists of Mr. Dauman, Mr. Dooley, Ms. Griego, Mr. Muething and Mr. Redstone. Except with respect to matters entrusted to the senior executive compensation committee, the functions of the compensation committee currently include:

  .  reviewing general compensation strategy;

  . reviewing the terms of employment agreements for executives earning over a specified amount; and

  . administering the compensation and benefit plans, other than the 1999 long-term management incentive plan and senior executive short-term incentive plan.

   Senior Executive Compensation Committee. The functions of the senior executive compensation committee, which consists of Ms. Griego and Mr. Muething, currently include:

  . reviewing and approving compensation for executives if their compensation is, or may become, subject to Section 162(m) of the Internal Revenue Code, including the terms of employment agreements for such executives;

  . administering the senior executive short-term incentive plan, determining the executives who will participate in the plan, establishing performance targets and determining specific bonuses for the participants; and

  . administering the 1999 long-term management incentive plan and approving individual grants under this plan.

Compensation Committee Interlocks and Insider Participation

   In fiscal 1998, Blockbuster did not have a compensation committee or any other committee serving a similar function. Decisions as to the compensation of the executive officers were made by the senior executive compensation committee or the compensation committee of the board of directors of Viacom, as applicable.

Compensation of Directors

   Directors who do not serve as officers or employees of Viacom or Blockbuster are called outside directors and are entitled to receive directors' fees and are eligible to participate in Blockbuster's 1999 long-term management incentive plan described below.

   Directors' Fees. Outside directors receive the following fees:

  . an annual retainer of $40,000 for membership on Blockbuster's board of directors: $20,000 of which is paid in cash and $20,000 of which is paid in Blockbuster class A common stock that is non-transferable for one year after it is paid;

  . a per meeting attendance fee of $1,000 for each meeting of Blockbuster's board of directors; and

  . a per meeting attendance fee of $1,000 for each meeting of the audit committee, compensation committee and senior executive compensation committee, but only if the meeting is held on a day different from the day of the meeting of Blockbuster's board of directors and the committee member has to travel to participate in the committee meetings. Only one fee will be paid for attendance at more than one committee meeting held on the same day.

   Equity-Based Compensation. At the time of Blockbuster's initial public offering, each of the outside directors received a one-time grant of stock options to purchase 10,000 shares of Blockbuster class A common stock pursuant to Blockbuster's 1999 long-term management incentive plan at a per share exercise price equal to $15, the initial public offering price of a share of Blockbuster class A common stock in Blockbuster's initial public offering. The options will vest in four equal installments, beginning on the first anniversary of the date of the grant. In addition, Ms. Griego and Mr. Muething received a grant of two options for each share of Blockbuster class A common stock that they purchased pursuant to Blockbuster's directed share program effected in connection with Blockbuster's initial public offering. As a result, Ms. Griego and Mr. Muething received grants of options to purchase an additional 4,000 and 5,000 shares, respectively. These options will vest in five equal installments, beginning on the first anniversary of the date of grant.

Stock Ownership of Certain Beneficial Owners and Blockbuster's Directors and Executive Officers

   The following table sets forth the number of shares of each class of Blockbuster and Viacom common stock beneficially owned on November 30, 1999 by each of Blockbuster's directors, Blockbuster's executive officers named in the summary compensation table below, each person or group known to beneficially own more than five percent of outstanding Blockbuster common stock and all of Blockbuster's directors and executive officers as a group. Except as otherwise noted, the individual director or executive officer had sole voting and investment power with respect to such securities.

                                     Beneficial Ownership of Equity Securities
                         ------------------------------------------------------------------------
                                  Title of            Number of            Number of     Percent
Name                          Equity Security       Equity Shares       Option Shares(1) of Class
----                     -------------------------- -------------       ---------------- --------
John F. Antioco......... Viacom class A common               --                  --           *
                         Viacom class B common             5,010(2)(3)       181,466          *
                         Blockbuster class A common       66,766                 --           *
                         Blockbuster class B common          --                  --           *
Philippe P. Dauman...... Viacom class A common             2,380(3)              --           *
                         Viacom class B common            29,778(3)        1,490,000          *
                         Blockbuster class A common        5,000                 --           *
                         Blockbuster class B common          --                  --           *
Thomas E. Dooley........ Viacom class A common             4,866(3)              --           *
                         Viacom class B common            17,286(3)        1,464,000          *
                         Blockbuster class A common        5,000                 --           *
                         Blockbuster class B common          --                  --           *
Linda Griego............ Viacom class A common               --                  --           *
                         Viacom class B common               --                  --           *
                         Blockbuster class A common        3,333(4)              --           *
                         Blockbuster class B common          --                  --           *
John L. Muething........ Viacom class A common               --                  --           *
                         Viacom class B common               --                  --           *
                         Blockbuster class A common        3,833                 --           *
                         Blockbuster class B common          --                  --           *
James Notarnicola....... Viacom class A common               --                  --           *
                         Viacom class B common                75(3)              --           *
                         Blockbuster class A common        5,000                 --           *
                         Blockbuster class B common          --                  --           *
Gary J. Peterson (5).... Viacom class A common               --                  --           *
                         Viacom class B common               741(3)              --           *
                         Blockbuster class A common        6,250                 --           *
                         Blockbuster class B common          --                  --           *
Sumner M. Redstone...... Viacom class A common        93,658,988(6)              --        67.7%
                         Viacom class B common       104,334,988(6)        2,583,333       18.7%
                         Blockbuster class A common          --                  --           *
                         Blockbuster class B common  144,000,000(7)              --         100%
Edward B. Stead......... Viacom class A common               --                  --           *
                         Viacom class B common               --                  --           *
                         Blockbuster class A common       12,000                 --           *
                         Blockbuster class B common          --                  --           *
Nigel Travis............ Viacom class A common                40                 --           *
                         Viacom class B common               374              11,000          *
                         Blockbuster class A common       10,666                 --           *
                         Blockbuster class B common          --                  --           *
Viacom Inc.............. Blockbuster class B common  144,000,000(7)              --         100%
 1515 Broadway
 New York, N.Y. 10036
Capital Group
 International, Inc..... Blockbuster class A common    3,167,000                 --       10.2%
 11100 Santa Monica
  Boulevard
 Los Angeles, CA 90025
  (8)
Capital Guardian Trust
 Company................ Blockbuster class A common    3,100,000                 --       10.0%
 11100 Santa Monica
  Boulevard
 Los Angeles, CA 90025
  (9)
Current directors and
 officers as a group
 other than Messrs.
 Dauman, Dooley and
 Redstone (twelve
 persons)(10)........... Viacom class A common                40                 --           *
                         Viacom class B common             8,816(3)(11)      192,466          *
                         Blockbuster class A common      168,264(12)             --           *
                         Blockbuster class B common          --                  --           *

--------
*Less than 1%.
(1) This includes shares subject to options to purchase such shares that, on November 30, 1999, were unexercised but were exercisable within a period of 60 days from that date. All figures in this column regarding Viacom common stock reflect an adjustment for Viacom's two-for-one common stock split effected in March 1999. These shares are excluded from the column headed "Number of Equity Shares."
(2) This includes 5,000 shares that are held jointly with Mr. Antioco's spouse.
(3) This includes shares and rights equal in value to shares held through Viacom's 401(k) and/or excess 401(k) plans as of December 31, 1998.
(4) This includes 2,000 shares that are held jointly with Ms. Griego's spouse.
(5) Pursuant to a severance agreement dated December 6, 1999, Mr. Peterson ceased serving as executive vice president and chief operations officer effective December 10, 1999, and effective January 31, 2000, his employment with Blockbuster will terminate.
(6) Except for 160 shares of each class of Viacom common stock owned directly by Mr. Redstone, all of these shares are owned of record by National Amusements. Mr. Redstone is the chairman and the beneficial owner of the controlling interest in National Amusements and, accordingly, beneficially owns all such shares.
(7) Consists of shares of common stock indirectly owned by Viacom and attributed to Mr. Redstone due to his beneficial ownership and control of National Amusements as disclosed in footnote (6) above.
(8) This is based on a Schedule 13G filed with the SEC on September 10, 1999 by Capital Group International, Inc. and Capital Guardian Trust Company. According to the Schedule 13G, Capital Guardian International, Inc. disclaims beneficial ownership of such shares because it does not have investment power or voting power over any of the securities. However, Capital Group International, Inc. may be deemed to beneficially own such securities by virtue of it being the parent holding company of a group of investment management companies that hold investment power and voting power over the securities. Of the 3,167,000 shares deemed beneficially owned, Capital Group International, Inc. has reported deemed sole voting power with respect to 2,258,800 shares and sole dispositive power with respect to all of the 3,167,000 shares.
(9) This is based on a Schedule 13G filed with the SEC on September 10, 1999 by Capital Group International, Inc. and Capital Guardian Trust Company. Of the 3,100,000 shares beneficially owned, Capital Guardian Trust Company has reported sole voting power with respect to 2,191,800 shares. According to the Schedule 13G, Capital Guardian Trust Company disclaims beneficial ownership of such securities.
(10) This includes Mr. Peterson's ownership interest. See footnote (5) above.
(11) In addition to the 5,000 shares disclosed in footnote (2) above, this includes 1,000 shares that are held by another executive officer jointly with his spouse.
(12) In addition to the 2,000 shares disclosed in footnote (4) above, this includes 10,750 shares that are held by other executive officers jointly with their spouses.

Compensation of Executive Officers

   Summary Compensation Table. The following summary compensation table sets forth information regarding compensation for fiscal 1998 paid to the chief executive officer of Blockbuster and each of the four other most highly compensated executive officers of Blockbuster who were serving as such on December 31, 1998.

                                                                          Long-Term
                                                                         Compensation
                                 Annual Compensation                        Awards
                        -------------------------------------------      ------------
                                                          Other           Securities      All
                                                          Annual          Underlying     Other
Name and Principal            Salary        Bonus      Compensation        Options    Compensation
Position                Year    ($)        ($)(1)         ($)(2)            (#)(3)        ($)
----------------------- ---- ---------    ---------    ------------      ------------ ------------
John F. Antioco........ 1998 1,200,000    4,750,000(4)       --            196,320          323(5)
 Chairman of the Board
 of Directors,
 President and Chief
 Executive Officer
James Notarnicola...... 1998   374,363      300,000          --             10,000        2,615(6)
 Executive Vice
 President and Chief
 Marketing Officer
Gary J. Peterson(7).... 1998   397,500      300,000          --              5,000        5,895(6)
 Executive Vice
 President and Chief
 Operations Officer
Edward B. Stead........ 1998   369,923      282,050       19,127(8)            --           --
 Executive Vice
 President, General
 Counsel and Secretary
Nigel Travis........... 1998   361,483(9)   386,618      159,109(9)(10)     10,000       45,234(11)
 Executive Vice
 President and
 President, Worldwide
 Retail Operations

--------
 (1) This reflects bonus earned during fiscal 1998. In some instances, all or a portion of the bonus was paid during the next fiscal year.
 (2) In accordance with the rules of the SEC, perquisites totaling less than $50,000 have been omitted.
 (3) This reflects options to acquire shares of Viacom class B common stock. All figures in this column reflect an adjustment for Viacom's two-for-one common stock split effected in March 1999.
 (4) $1.0 million of Mr. Antioco's 1998 bonus amount represents the 1998 installment of his sign-on bonus.
 (5)  This consists of Blockbuster's contributions to Viacom's 401(k) plan.
 (6) This consists of Blockbuster's contributions to Viacom's 401(k) and excess 401(k) plans.
 (7) Pursuant to a severance agreement dated December 6, 1999, Mr. Peterson ceased serving as executive vice president and chief operations officer effective December 10, 1999, and effective January 31, 2000, his employment with Blockbuster will terminate.
 (8)  This consists of reimbursement for taxes.
 (9) Mr. Travis was transferred from Blockbuster's U.K. payroll to its U.S. payroll in August 1998. Payments made in British pounds have been converted to U.S. dollars using an average conversion rate from January 1998 through July 1998 of 1.64897 U.S. dollars to 1.00 British pound.
(10) This includes $96,219 relating to relocation expenses, $47,285 of reimbursement for taxes, and other executive perquisites, none of which exceeds 25% of the total perquisites reported as other annual compensation.
(11) This consists of employer contributions to Blockbuster's U.K. defined contribution and supplemental plans, but does not include amounts accrued but not contributed to Mr. Travis' account during 1998. Amounts disclosed reflect a conversion from British pounds to U.S. dollars at an average conversion rate for 1998 of 1.65655.

   Option Grants During 1998 Fiscal Year. The following table provides information related to options to purchase Viacom class B common stock granted during fiscal 1998 to the executive officers named in the summary compensation table above.

                                             Individual Grants
                         ---------------------------------------------------------
                            Number of       % of Total
                         Shares of Viacom    Options     Exercise
                          Class B Common    Granted to    or Base
                         Stock Underlying  Employees in    Price                       Grant Date
                            Options(1)    Fiscal 1998(2) ($/Sh)(3) Expiration Date Present Value($)(4)
                         ---------------- -------------- --------- --------------- -------------------
John F. Antioco.........     196,320(5)        1.45       30.5625  August 20, 2008      2,549,961
James Notarnicola.......      10,000(5)        0.07       30.5625  August 20, 2008        129,888
Gary J. Peterson(6).....       5,000(5)        0.04       30.5625  August 20, 2008         64,944
Edward B. Stead.........         --             --            --               --             --
Nigel Travis............      10,000(5)        0.07       30.5625  August 20, 2008        129,888

--------
 (1) All share numbers have been adjusted to reflect Viacom's two-for-one common stock split that was effected in March 1999.
 (2) This reflects the percentage of total grants to all of Viacom's employees. The percentage of total grants to all of the employees of Blockbuster were as follows: Mr. Antioco, 38.77%; Mr. Notarnicola, 1.98%; Mr. Peterson, 0.99%; Mr. Stead, 0%; and Mr. Travis, 1.98%.

 (3) Exercise prices that were originally equal to the fair market value of Viacom class B common stock on the date of grant have been adjusted to reflect Viacom's two-for-one common stock split that was effected in March 1999.
 (4) This is based on the Black-Scholes option pricing model adapted for use in valuing executive stock options. The actual value, if any, an executive may realize will depend on the excess of the stock price over the exercise price on the date the option is exercised. There is no assurance that the value realized by an executive will be at or near the value estimated by the Black-Scholes option pricing model. The grant date values presented in the table were determined, in part, using the following assumptions. No adjustments were made for non-transferability or risk of forfeiture:

      Expected volatility...............................................  32.73%
      Risk-free rate of return..........................................   5.45%
      Dividend yield....................................................   0.00%
      Time of exercise.................................................. 6 years

  The approach used in developing the assumptions upon which the Black-Scholes valuation was done is consistent with the requirements of the Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation."
 (5) The options become exercisable with respect to one-third of the shares covered thereby on each of August 20, 2000, 2001 and 2002.
 (6) Pursuant to a severance agreement dated December 6, 1999, Mr. Peterson ceased serving as executive vice president and chief operations officer effective December 10, 1999, and effective January 31, 2000, his employment with Blockbuster will terminate.

   Option Exercises During 1998 Fiscal Year and Fiscal Year End Option Values. The following table provides information related to:

  . options to purchase Viacom common stock exercised during fiscal 1998 by Blockbuster's executive officers named in the summary compensation table above; and

  . the number and value of options to purchase Viacom class B common stock held at December 31, 1998 by such executive officers.

                                                      Number of Securities      Value of Unexercised
                                                     Underlying Unexercised         In-the-Money
                                                          Options as of             Options as of
                                                     December 31, 1998(1)(2)    December 31, 1998($)
                                                    ------------------------- -------------------------
                             Shares
                          Acquired on      Value
Name                     Exercise(#)(2) Realized($) Exercisable Unexercisable Exercisable Unexercisable
----                     -------------- ----------- ----------- ------------- ----------- -------------
John F. Antioco.........        --            --         --       1,196,320         --     23,013,810
James Notarnicola.......        --            --         --          90,000         --      1,804,375
Gary J. Peterson(3).....      9,666(4)    145,594        --         124,334         --      2,584,201
Edward B. Stead.........        --            --         --         100,000         --      2,156,250
Nigel Travis............     18,250(5)     94,193      6,000        102,000     117,000     2,044,625

--------
(1)  This reflects options to acquire Viacom class B common stock.
(2) All figures in these columns reflect an adjustment for Viacom's two-for-one common stock split effected in March 1999.
(3) Pursuant to a severance agreement dated December 6, 1999, Mr. Peterson ceased serving as executive vice president, chief operations officer effective December 10, 1999, and effective January 31, 2000, his employment with Blockbuster will terminate.
(4) This reflects the exercise of options to acquire 9,666 shares of Viacom class B common stock.
(5) This reflects the exercise of options to acquire 2,060 shares of Viacom class A common stock and 16,190 shares of Viacom class B common stock.

Pension Plans

   Defined Benefit Pension Plan. Blockbuster participates in a non-contributory qualified defined benefit pension plan and an excess pension plan for some of Blockbuster's highly compensated employees, both sponsored by Viacom. Blockbuster employees became eligible to participate in these plans effective January 1, 1996, with credit for past service on and after September 29, 1994 for eligibility and vesting purposes. An eligible employee will receive a benefit at retirement that is based upon the employee's number of years of benefit service and average annual compensation, including salary and bonus, for the highest 60 consecutive months out of the final 120 months immediately preceding retirement. Under the terms of the excess pension plan, such compensation is limited to the greater of base salary as of December 31, 1995 or $750,000. The benefits under Viacom's excess pension plan are not subject to the Internal Revenue Code provisions that limit the compensation used to determine benefits and the amount of annual benefits payable under Viacom's qualified pension plan. At this time, Blockbuster does not intend to sponsor a defined benefit plan or an excess benefit plan following the completion of this split-off, but expects that their employees will cease to participate in Viacom's plans at December 31, 1999. It is anticipated that Viacom will retain the accrued liability for benefits under these plans for Blockbuster's employees. All Blockbuster employees who are actively employed by Blockbuster and participating in the defined benefit pension plan or the excess benefit pension plan on December 31, 1999 will become fully vested in their accrued benefits in these plans on that date.

   The following table illustrates, for representative average annual pensionable compensation and years of benefit service classifications, the annual retirement benefit that would be payable to employees under both the non-contributory defined benefit pension plan and the excess pension plan if they retired in 1998 at age 65, based on the straight-life annuity form of benefit payment and not subject to deduction or offset.

                              Pension Plan Table

                                                Years of Service
                                 -----------------------------------------------
Remuneration                        5      10      15      20      25      30
------------                     ------- ------- ------- ------- ------- -------
$150,000........................ $12,347 $24,694 $37,041 $49,387 $61,734 $74,081
 300,000........................  25,472  50,944  76,416 101,887 127,359 152,831
 450,000........................  38,597  77,193 115,791 154,387 192,984 231,581
 600,000........................  51,722 103,444 155,166 206,887 258,609 310,331
 750,000........................  64,847 129,694 194,541 259,387 324,234 389,081
 900,000........................  77,972 155,944 233,916 311,887 389,859 467,831

   The number of years of benefit service that have been credited, as of December 31, 1998, for Messrs. Antioco, Notarnicola, Peterson and Stead are six months, six months, two years and four months, respectively. Mr. Travis does not participate in either of Viacom's pension plan or excess pension plan.

Employment and Severance Agreements

   Mr. Antioco's employment agreement provides that he will be employed as chairman and chief executive officer of Blockbuster until June 15, 2002 at an annual salary of $1.3 million, which will be pro-rated for the balance of 1999, and thereafter at an annual salary of $1.0 million. Mr. Antioco will also receive deferred compensation, payable the year after he ceases to be an executive officer of Blockbuster, in an amount equal to $355,000 for 2000, $455,000 for 2001 and $230,000 for the portion of 2002 during the employment term. Mr. Antioco's target bonus, which is payable upon satisfaction of performance objectives determined each year by Blockbuster's senior executive compensation committee, is set at 125% of his base salary and deferred compensation. In accordance with the agreement Mr. Antioco received, upon the completion of Blockbuster's initial public offering, 1 million options to purchase Blockbuster class A common stock at a per share exercise price of $15. These options will vest over a five-year period, beginning on the first anniversary of the date of grant. In addition, on each of the first and second anniversaries of the offering, Mr. Antioco will receive a grant of options to purchase Blockbuster class A common stock, issued at fair market value at the time of grant, with an aggregate exercise price equal to $6.0 million for each annual grant. These options will vest over a four-year period, beginning on the first anniversary of the date of grant. In the event of the termination of Mr. Antioco's employment without cause or voluntary termination for good reason during the employment term, he will be entitled to receive salary, target bonus, deferred compensation and agreed-upon benefits for the balance of the employment term, subject to mitigation after the first eighteen months, and his stock options, including options that would have been granted or that have not vested by the date of termination, will be exercisable for at least six months after the date of termination, but not beyond the expiration date of such stock options.

   The employment agreements of each of Messrs. Notarnicola, Stead and Travis are substantially similar. Mr. Notarnicola's agreement provides that he will be employed as chief marketing officer until May 31, 2001 at an annual salary of $420,000, subject to an annual merit increase during the first quarter of each year. Mr. Stead's agreement provides that he will be employed as executive vice president, general counsel and secretary until September 2, 2001 at an annual salary of $375,000, subject to an annual merit increase during the first quarter of each year. Mr. Travis' agreement provides that he will be employed as president, retail operations until May 31, 2002 at a salary of $465,000 for the twelve-month period ending May 31, 2000 and $505,000 for the twelve-month period ending May 31, 2001, and at a salary to be determined for the twelve-month period ending May 31, 2002. Each of these agreements provides for an annual target bonus of 50% of base salary, which is payable upon satisfaction of performance objectives. Each of these agreements provides that, in the event of the executive's termination of employment without cause or for good reason during the employment term, he will be entitled to receive his salary and target bonus and certain benefits for the balance of the employment term, subject to mitigation after the first twelve months, and his stock options, including options that would have vested during the employment term, will be exercisable for six months after the date of termination, but not beyond the expiration of such stock options.

   Mr. Peterson entered into a severance agreement with Blockbuster, dated December 6, 1999, under which Mr. Peterson ceased serving as executive vice president and chief operations officer effective December 10, 1999, and effective January 31, 2000, his employment with Blockbuster will terminate. Under this agreement, Mr. Peterson will receive payment of his current salary of $420,000 through January 31, 2001 and his 1999 bonus payable under Blockbuster's short-term incentive plan. In addition, any outstanding Viacom stock options that are exercisable or would have vested on or before May 31, 2002 will vest on January 31, 2000 and may be exercised for six months following such date of termination. Any outstanding Blockbuster stock options will expire on the date of termination. Mr. Peterson will also be fully vested in his accrued benefit in the Viacom defined benefit pension plan. The agreement contains provisions preventing competition and solicitation through May 31, 2002 and disclosure of confidential information indefinitely.

1999 Long-Term Management Incentive Plan

   In connection with Blockbuster's initial public offering, Blockbuster adopted the 1999 long-term management incentive plan. Under this plan, Blockbuster may award stock options, stock appreciation rights, restricted shares, restricted share units and phantom shares to its employees, as well as to its non-employee directors and advisors. To date, only stock options have been awarded. Stock options generally have a term of ten years. The senior executive compensation committee, as administrator of the plan, determines, among other things, the vesting schedule of each grant, including performance requirements, if any, and may, in its discretion, accelerate the vesting schedule of any award. At the time of Blockbuster's initial public offering, Messrs. Antioco, Notarnicola, Peterson, Stead and Travis were granted 1,133,332; 495,000; 397,500; 324,000 and 391,332 options, respectively, to purchase Blockbuster class A common stock pursuant to this plan. These numbers include options granted in connection with a program whereby executive officers received a grant of two options for each share of Blockbuster class A common stock that they purchased pursuant to Blockbuster's directed share program effected in connection with its initial public offering. The exercise price of these options is equal to $15, the initial public offering price. These options will vest in five equal installments, beginning on the first anniversary of the date of grant. For information regarding options granted to Blockbuster's non-employee directors at the time of Blockbuster's initial public offering, see "-- Compensation of Directors."

                          RELATED PARTY TRANSACTIONS

   Blockbuster has set forth below a summary description of the material agreements between Blockbuster and Viacom (1) relating to Blockbuster's initial public offering and this exchange offer and (2) relating to other matters not concerning Blockbuster's initial public offering or this separation. Some of these agreements have been filed with the SEC as exhibits to the registration statement of which this document is a part.

  Agreements Between Blockbuster and Viacom Relating to Blockbuster's Initial
         Public Offering or the Separation of Blockbuster from Viacom

Initial Public Offering and Split-off Agreement

   General. Viacom has entered into an initial public offering and split-off agreement with Blockbuster, which governs its respective rights and duties with respect to some offerings of shares of Blockbuster class A common stock and other securities, including Blockbuster's initial public offering and this exchange offer, and sets forth certain covenants Blockbuster agreed to for various periods following its initial public offering and this exchange offer.

   Offerings of Securities of Blockbuster and this Exchange Offer. Blockbuster has agreed to cooperate with Viacom in all respects to accomplish:

  . any primary offerings of shares of Blockbuster class A common stock and other securities prior to the separation of Blockbuster from Viacom; and

  .  this exchange offer.

Blockbuster has also agreed that, at Viacom's direction, Blockbuster will promptly take all actions necessary or desirable to effect these transactions, including the registration under the Securities Act of Viacom's shares of Blockbuster capital stock. Viacom has the sole discretion to determine whether to proceed with all or part of this exchange offer and all terms and conditions of this exchange offer.

   Expenses. In general, unless otherwise provided for in the initial public offering and split-off agreement or any other agreement, Viacom and Blockbuster will pay their respective costs and expenses incurred in connection with any offering of Blockbuster's securities prior to the separation of Blockbuster from Viacom, including Blockbuster's initial public offering, and this exchange offer.

  .  Expenses Relating to Primary Offerings of Securities of
     Blockbuster. Blockbuster has generally agreed to pay all costs and expenses relating to any primary offerings of shares of Blockbuster class A common stock and other Blockbuster securities prior to the separation of Blockbuster from Viacom, including Blockbuster's initial public offering.

  . Expenses Relating to this Exchange Offer. Viacom has generally agreed to pay all costs and expenses relating to this exchange offer.

   Access to Information. Generally, Viacom and Blockbuster have agreed to provide each other with, upon written request and subject to specified conditions, and for a specified period of time, access to information relating to the assets, business and operations of the requesting party. Viacom and Blockbuster have agreed to keep their books and records for a specified period of time. Also, Viacom and Blockbuster have agreed to cooperate with the other party to allow access to each other's employees, to the extent they are necessary, to discuss and explain all requested information mentioned above and with respect to any claims brought against the other relating to the conduct of Blockbuster's business prior to completion of the separation of Blockbuster from Viacom.

   Covenants. Blockbuster has agreed that, for so long as Viacom is required to consolidate its results of operations and financial position, Blockbuster will:

  . provide Viacom with financial information regarding Blockbuster and its subsidiaries;

  . provide Viacom with copies of all quarterly and annual financial information and other reports and documents Blockbuster intends to file with the SEC prior to such filings, as well as final copies upon filing, and to actively consult with Viacom with respect to any changes made to these reports;

  . provide Viacom with copies of Blockbuster's budgets and financial projections, as well as the opportunity to meet with Blockbuster's management to discuss such budgets and projections;

  . consult with Viacom regarding the timing and content of earnings releases and cooperate fully and cause Blockbuster's accountants to cooperate fully with Viacom in connection with any of Blockbuster's public filings;

  . not change its auditors without Viacom's prior written consent, and use its reasonable best efforts to enable its auditors to complete their audit of Blockbuster's financial statements such that they will date their opinion the same date that they date their opinion on Viacom's financial statements;

  . provide to Viacom and its auditors all information required for Viacom to meet its schedule for the filing and distribution of Viacom's financial statements;

  . make Blockbuster's books and records available to Viacom and Viacom's auditors, so that they may conduct reasonable audits relating to Blockbuster's financial statements;

  .  adhere to specified accounting standards;

  .  agree with Viacom on any changes to Blockbuster's accounting policies;
     and

  . agree with Viacom regarding Blockbuster's accounting estimates and principles.

   Other Covenants. The initial public offering and split-off agreement also provides that for so long as Viacom beneficially owns 50% or more of outstanding shares of Blockbuster class A common stock, Blockbuster may not take any action or enter into any commitment or agreement that may reasonably be anticipated to result, with or without notice and with or without lapse of time, or otherwise, in a contravention, or an event of default, by Viacom of:

  . any provision of applicable law or regulation, including but not limited to provisions pertaining to the Internal Revenue Code, or the Employee Retirement Income Security Act of 1974, as amended;

  .  any provision of Viacom's certificate of incorporation or by-laws;

  .  any credit agreement or other material instrument binding upon Viacom;
     or

  . any judgment, order or decree of any governmental body, agency or court having jurisdiction over Viacom or any of its assets.

   Assignment and Assumption. Under the initial public offering and split-off agreement, Viacom International Inc., a Viacom affiliate, has assigned to Blockbuster its rights and obligations under the agreement related to the sale of the BLOCKBUSTER MUSIC video stores to Wherehouse. Blockbuster has agreed to accept this assignment.

   Assignment of Employment Agreements. The initial public offering and split-off agreement provides that Viacom will assign to Blockbuster immediately before the completion of this exchange offer any and all employment agreements between Blockbuster Entertainment Group, a Viacom business unit, and the employees who are parties to those agreements.

   Options. Blockbuster granted to Viacom International Inc. a continuing option, assignable to Viacom and any of its subsidiaries, to purchase, under specified circumstances, additional shares of Viacom class B common stock or any shares of Viacom nonvoting capital stock. These options may be exercised immediately prior to the issuance of any of Blockbuster's equity securities, other than in Blockbuster's initial public offering:

  . with respect to shares of Blockbuster class B common stock, only to the extent necessary to maintain Viacom's then-existing percentage of equity value and combined voting power of Blockbuster's two outstanding classes of common stock; and

  . with respect to shares of nonvoting capital stock, to the extent necessary to own 80% of each outstanding class of such stock.

The purchase price of the shares of Blockbuster class B common stock purchased upon any exercise of the options, subject to specified exceptions, is based on the market price of Blockbuster class A common stock. The purchase price of nonvoting capital stock is the price at which such stock may be purchased by third parties. This option terminates when Viacom or its affiliates own less than 45% of the equity of Blockbuster.

   Indemnification Procedures. The initial public offering and split-off agreement sets forth the procedures that Blockbuster and Viacom are to undertake if either of them demand to be indemnified by the other under any indemnification right given in any of the agreements between Blockbuster and Viacom relating to Blockbuster's initial public offering or this exchange offer, other than the tax matters agreement referred to below.

Release and Indemnification Agreement

   Viacom and Blockbuster entered into a release and indemnification agreement under which Viacom and Blockbuster agreed to indemnify each other and Viacom and Blockbuster agreed to release each other with respect to some matters.

   Indemnification Relating to Blockbuster's Assets, Businesses and Operations. Blockbuster agreed to indemnify and hold harmless Viacom and some of its affiliates and their respective officers, directors, employees, agents, heirs, executors, successors and assigns against any payments, losses, liabilities, damages, claims and expenses and costs arising out of or relating to:

  . Blockbuster's past, present and future assets, businesses and operations and other assets, businesses and operation or managed by Blockbuster or persons previously associated with Blockbuster, except for assets, businesses and operations of Paramount Parks Inc., Spelling Entertainment Group Inc. and its subsidiaries, including Republic Entertainment Inc. and Worldvision Inc., Showtime Networks Inc., Virgin Interactive Entertainment Limited and Virgin Interactive Entertainment Inc.; and

  . payments, expenses and costs that Viacom paid to a third party associated with the transfer of Blockbuster's assets, businesses and operations from some of Viacom's entities to Blockbuster and its subsidiaries.

   Viacom similarly agreed to indemnify Blockbuster and some of their affiliates, and Blockbuster and its respective officers, directors, employees, agents, heirs, executors, successors and assigns for Viacom's past, present and future assets, businesses and operations, except for assets, businesses and operations for which Blockbuster agreed to indemnify Viacom. In addition, the transition services agreement, the registration rights agreement and the tax matters agreement referred to below provide for indemnification between Viacom and Blockbuster relating to the substance of such agreements.

   Indemnification Relating to Blockbuster's Initial Public Offering and Other Offerings. Blockbuster generally agreed to indemnify Viacom and some of Viacom's affiliates against all liabilities arising out of any material untrue statements and omissions in any prospectus and any related registration statement filed with the SEC relating to Blockbuster's initial public offering or any other primary offering of shares of Blockbuster class A common stock or Blockbuster's other securities prior to the completion of this exchange offer. However, Blockbuster's indemnification of Viacom does not apply to information relating to Viacom, excluding information relating to Blockbuster. Viacom agreed to indemnify Blockbuster for this information.

   Indemnification Relating to this Exchange Offer. Blockbuster generally agreed to indemnify Viacom and some of its affiliates against all liabilities arising out of any material untrue statements and omissions in this document and any and all related registration statements and/or other documents filed with the SEC in connection with this exchange offer. However, Blockbuster's indemnification of Viacom does not apply to information relating to Viacom, excluding information relating to Blockbuster. Viacom agreed to indemnify Blockbuster for this information.

   Release Relating to Actions by Viacom Related to Viacom's and Blockbuster's Assets, Businesses and Operations. Except for the rights and obligations of Blockbuster and Viacom, which relate to the agreements between Blockbuster and Viacom relating to Blockbuster's initial public offering or the separation of Blockbuster from Viacom, Blockbuster released Viacom and some of its subsidiaries and affiliates and their respective officers, directors, employees, agents, heirs, executors, successors and assigns for all losses for any and all past actions and failures to take actions relating to Blockbuster's and Viacom's assets, businesses and operations. Viacom similarly released Blockbuster.

Transition Services Agreement

   Viacom and Blockbuster entered into a transition services agreement under which Viacom provides Blockbuster with agreed-upon cash management, accounting, legal, management information systems, financial and tax services and employee benefit plan and insurance administration. These services may be changed upon agreement between Blockbuster and Viacom. Blockbuster will pay Viacom a fee for these services equal to Viacom's cost in providing these services which will initially be equal to about $150,000 per month. The fee will be payable monthly in arrears, 15 days after the close of each month. Blockbuster believes that the fee for these services is no less favorable than could be obtained by Blockbuster internally or from someone who had not controlled Blockbuster. Blockbuster agreed to pay or reimburse Viacom for any out-of-pocket payments, costs and expenses associated with these services. The transition services agreement expires upon the completion of this exchange offer. Blockbuster cannot assure you that it will be able to provide these services internally or find a third party provider on acceptable terms, if at all, after the expiration of the transition services agreement.

Registration Rights Agreement

   Viacom and Blockbuster entered into a registration rights agreement which requires Blockbuster upon Viacom's request to use Blockbuster's reasonable best efforts to register under the applicable federal and state securities laws any of the shares of Blockbuster's equity securities of or owned by Viacom for sale in accordance with Viacom's intended method of disposition, and will take such other actions as may be necessary to permit the sale in other jurisdictions, subject to specified limitations. Viacom also has the right to include the shares of Blockbuster's equity securities Viacom beneficially owns in other registrations of these equity securities that Blockbuster initiates. Except for Blockbuster's legal and accounting fees and expenses, the registration rights agreement provides that Viacom generally pays all or its pro rata portion of out-of-pocket costs and expenses relating to each such registration that Viacom requests or in which it participates. Subject to specified limitations, the registration rights will be assignable by Viacom and its assigns. The registration rights agreement contains indemnification and contribution provisions that are customary in transactions similar to those contemplated by this document.

Tax Matters Agreement

   After the completion of Blockbuster's initial public offering, Blockbuster and some of its subsidiaries continued to be included in Viacom's consolidated group for U.S. federal income tax purposes and Viacom's combined, consolidated or unitary group for various state and local income tax purposes (the "consolidated group"). Viacom and Blockbuster entered into a tax matters agreement whereby for the taxable years and portions thereof prior to August 16, 1999, Viacom has and will pay all taxes for the consolidated group, including any liability resulting from adjustments to tax returns relating to such taxable years or portions thereof.

Blockbuster and its subsidiaries will continue to be liable for all taxes that are imposed on a separate return basis or on a combined, consolidated or unitary basis on a group of companies that includes only Blockbuster and its subsidiaries.

   The tax matters agreement requires Viacom and Blockbuster to make payments to each other equal to the amount of income taxes which would be paid by Blockbuster, subject to some adjustments, as if Blockbuster and each of its subsidiaries included in the consolidated group were to file its own combined, consolidated or unitary, or, where only one of Blockbuster's entities is included in the consolidated group, separate, federal, state and local income tax returns for any taxable year or portion thereof beginning after August 16, 1999 in which Blockbuster is included in the consolidated group. This would include any amounts determined to be due as a result of a redetermination of the tax liability of the consolidated group arising from an audit or otherwise. With respect to some tax items attributable to periods following August 16, 1999 during which Blockbuster is included in the consolidated group, such as foreign tax credits, alternative minimum tax credits, net operating losses and net capital losses, Blockbuster has a right of reimbursement or offset, which is determined based on the extent to which, and the time at which, such credits or losses could have been used by Blockbuster or its subsidiaries if Blockbuster had not been included in the consolidated group. This right to reimbursement or offset continues regardless of whether Blockbuster is a member of the consolidated group at the time the attributes could have been used. Blockbuster is only entitled to reimbursement for carryback items that it could use on a stand alone basis to the extent that such items result in an actual tax savings for the consolidated group. The tax matters agreement also requires Blockbuster, if so requested by Viacom, to surrender some tax losses of Blockbuster's subsidiaries that are resident in the United Kingdom for 1998 and earlier years to Viacom's United Kingdom subsidiaries without any right to compensation. Blockbuster also agreed to pay Viacom an amount equal to any tax benefit Blockbuster receives from the exercise of Viacom's stock options by Blockbuster's employees, including in years that Blockbuster is no longer included in Viacom's consolidated group. Blockbuster will also pay Viacom the amount of any income taxes with respect to income tax returns that include only Blockbuster, which returns, as described below, will be filed by Viacom.

   Viacom continues to have all the rights of a parent of a consolidated group filing consolidated federal income tax returns. Viacom has similar rights provided for by applicable state and local law with respect to a parent of a combined, consolidated or unitary group. Viacom is the sole and exclusive agent for Blockbuster in any and all matters relating to income taxes of the consolidated group. Viacom has sole and exclusive responsibility for the preparation and filing of all income tax returns or amended returns with respect to the consolidated group. Viacom has the sole right to contest or compromise any asserted tax adjustment or deficiency and to file, litigate or compromise any claim for refund on behalf of the consolidated group, except that Viacom is not entitled to compromise any such matter in a manner that would affect Blockbuster's liability under the tax matters agreement without Blockbuster's consent, which may not be withheld unreasonably. Under the tax matters agreement, Viacom has similar authority with regard to income tax returns that Blockbuster files on a separate basis and related tax proceedings. Viacom's authority with respect to periods during which Blockbuster is included in the consolidated group will continue to apply even with respect to tax returns that are filed and for proceedings that are conducted after this exchange offer and any subsequent spin-off, which relate to such periods. This agreement may result in conflicts of interest between Viacom and Blockbuster.

   Provided that Viacom continues to beneficially own, directly or indirectly, at least 80% of the combined voting power and the value of Blockbuster's outstanding capital stock, Blockbuster will be included for federal income tax purposes in the consolidated group of which Viacom is the common parent. It is the present intention of Viacom and its subsidiaries to continue to file a single consolidated federal income tax return. In certain circumstances, some of Blockbuster's subsidiaries also will be included with some of Viacom's subsidiaries, other than Blockbuster's subsidiaries, in combined, consolidated or unitary income tax groups for state and local tax purposes. Each member of the consolidated group for federal income tax purposes will be liable for the federal income tax liability of each other member of the consolidated group. Similar principles will apply with respect to members of a combined group for state and local tax purposes. Accordingly, although the tax matters agreement will allocate tax liabilities between Viacom and Blockbuster during the period in which Blockbuster

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

is included in the consolidated group, Blockbuster could be liable for the federal income tax liability of any other member of the consolidated group in the event any such liability is incurred, and not discharged, by such other member. The tax matters agreement provides, however, that Viacom will indemnify Blockbuster to the extent that, as a result of being a member of the consolidated group, Blockbuster will become liable for the federal income tax liability of any other member of the consolidated group, other than Blockbuster's subsidiaries.

   On August 3, 1999, Viacom received a private letter ruling from the Internal Revenue Service to the effect that this exchange offer and any subsequent spin-off would be a tax-free transaction to Viacom and its shareholders for U.S. federal income tax purposes. However, the proposed merger between Viacom and CBS was not contemplated at the time that this private letter ruling was issued. As a result, Viacom submitted a request for a supplemental private letter ruling to confirm that the proposed merger would not adversely affect the tax-free status of this exchange offer and any subsequent spin-off. The supplemental private letter ruling was issued on
  , 2000. In connection with seeking such rulings, some representations have been made to the Internal Revenue Service regarding Blockbuster's business. In the tax matters agreement, Blockbuster agrees that during the two-year period following the completion of this exchange offer Blockbuster and its subsidiaries will not enter into some types of transactions, including sales of assets, mergers, liquidations, stock issuances, and stock redemptions, without Viacom's consent unless Viacom receives a ruling from the Internal Revenue Service or an opinion of counsel to the effect that such transaction will not adversely affect the tax-free status of this exchange offer and any subsequent spin-off. Blockbuster is generally responsible for, among other things, any taxes imposed on Viacom or its subsidiaries as a result of this exchange offer and any subsequent spin-off failing to qualify as a tax-free transaction on account of any breach of Viacom's representations or agreements caused by any action or failure to act by Blockbuster or its subsidiaries or any transaction involving Blockbuster, or Blockbuster's subsidiaries', assets, stock or business following this exchange offer and any subsequent spin-off, regardless of whether such transaction is within Blockbuster's control.

                               Other Agreements

Revenue-Sharing

   Blockbuster has a revenue-sharing agreement with Paramount Pictures, a Viacom affiliate. Under this agreement, which expires in August 2003, Blockbuster has agreed to pay, for a limited period of time, an agreed-upon percentage of Blockbuster rental revenue for Paramount Pictures videocassettes priced for rental and to make a minimum payment for these tapes. This percentage declines after a period of weeks following the initial release of the movie. Blockbuster has agreed to take a minimum number of copies of each qualifying movie released by Paramount Pictures. The agreement allows Blockbuster to sell the previously viewed tapes to its customers, although Paramount Pictures has the right to prevent Blockbuster from selling a portion of such tapes in exchange for a fee. Blockbuster's total purchases from Paramount Pictures, including purchases under this agreement, were $7.6 million, $77.5 million and $110.1 million for the years ended December 31, 1996, 1997 and 1998, respectively.

Promotional Services and Customer Database Services and License Agreement

   Blockbuster has entered into a U.S. promotional services and customer database services and license agreement with MTV Networks, an affiliate of Viacom. Under this agreement, for one year, Blockbuster will provide some promotional and database services to MTV Networks and grant a U.S. license to MTV Networks to use Blockbuster's U.S. customer database internally and/or to sublicense the database for internal use to affiliates of MTV Networks that are direct or indirect wholly owned subsidiaries of Viacom and to MTV Networks Online and its direct and indirect affiliates for internal use so long as Viacom is in control of MTV Networks Online and its affiliates. In return, MTV Networks will pay Blockbuster $4.5 million each quarter for four quarters starting the third quarter of 1999 for a total of $18 million plus costs. In addition, during this one year period, MTV Networks will have an option to pay Blockbuster an additional $5 million to extend in perpetuity the license to use the customer database. If MTV Networks exercises this option, it will provide Blockbuster, for internal use, with access to MTV Networks' Leisure Time Study, a proprietary study of how

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

consumers choose among the increasing number of media, entertainment and other leisure time activities available to them. At any time, Blockbuster has the right to terminate this option or MTV Networks' perpetual license for a fee of $25 million. In such event, Blockbuster's access to MTV Networks' Leisure Time Study also terminates.

Other Agreements

   There are various other agreements between Blockbuster and Viacom and its affiliates, which Blockbuster believes are not material to its company. Blockbuster believes the terms of these agreements approximate those which would be available from third parties.

                       Other Related Party Transactions

Midway Games

   Mr. Redstone and National Amusements, Inc. own an aggregate of about 25.2% of the common stock of Midway Games Inc. During the 1996, 1997 and 1998 fiscal years, Blockbuster paid about $8.4 million, $12.5 million and $19.1 million, respectively, for purchases of home video games from Midway. Blockbuster believes that the terms of these purchases were no less favorable to Blockbuster than would have been obtainable from parties in which there was no such ownership interest. Blockbuster expects to purchase video games from Midway in the future.

Notes and Dividends

   On December 31, 1998, Blockbuster declared a dividend in the form of a promissory note in the principal amount of $1.4 billion to Viacom International Inc. In the first quarter of 1999, Blockbuster also issued promissory notes in the aggregate principal amount of about $77 million to Viacom International Inc. in order to obtain funds for an acquisition of video stores. Blockbuster paid these promissory notes, together with any accrued and unpaid interest, with the proceeds of the borrowings under its credit agreement. In addition, on October 20, 1999, Blockbuster's board of directors declared a cash dividend of $0.02 per share of its class A and class B common stock payable November 22, 1999. The total dividend payment was about $3.5 million, of which Viacom International Inc. was paid about $2.9 million.

                      PRINCIPAL STOCKHOLDERS OF SHARES OF
                 BLOCKBUSTER CLASS A AND CLASS B COMMON STOCK

   Viacom currently owns all of the 144 million shares of Blockbuster class B common stock outstanding and immediately prior to the completion of this exchange offer, Viacom will own more than 80% of the equity value of Blockbuster. Immediately prior to the completion of this exchange offer, each share of Blockbuster class B common stock that Viacom owns will be converted into one share of Blockbuster class A common stock. Upon completion of this exchange offer, National Amusements will beneficially own less than 10% of the outstanding Blockbuster class A common stock. Blockbuster is not aware of any person or group that will beneficially own more than 5% of the outstanding shares of Blockbuster class A common stock following the completion of this exchange offer other than Capital Group International, Inc. and Capital Guardian Trust Company. See "Blockbuster's Management -- Stock Ownership of Certain Beneficial Owners and Blockbuster's Directors and Executive Officers."
If less than     shares of Viacom class A and class B common stock are validly tendered and accepted pursuant to this exchange offer, National Amusements will beneficially own 5% or more of the outstanding shares of Blockbuster class A common stock following the completion of this exchange offer.

                   DESCRIPTION OF BLOCKBUSTER CAPITAL STOCK

   The following description is only a summary of the material provisions of Blockbuster's amended and restated certificate of incorporation and bylaws. See the more detailed provisions of (1) Blockbuster's certificate of incorporation and bylaws, copies of which are filed with the SEC as exhibits to the registration statement of which this document is a part and (2) applicable law.

   Blockbuster's authorized capital stock consists of 1 billion shares of capital stock, of which

  . 400 million shares are designated as class A common stock, par value $.01 per share;

  . 500 million shares are designated as class B common stock, par value $.01 per share; and

  . 100 million shares of preferred stock, par value $.01 per share, of which no shares of preferred stock are outstanding as of the date hereof.

Of the 400 million shares of common stock designated as class A common stock, 31 million shares, or about 17.7% of the equity value of Blockbuster, was sold in Blockbuster's initial public offering which was completed on August 16, 1999. Of the 500 million shares of common stock designated as class B common stock, 144 million shares, or about 82.3% of the equity value of Blockbuster, is outstanding and currently held by Viacom. Each of the class A common stock and the class B common stock constitutes a series of common stock under the General Corporation Law of the State of Delaware. Immediately prior to the completion of this exchange offer, each share of Blockbuster class B common stock that Viacom owns will be converted into one share of Blockbuster class A common stock. See "-- Conversion."

Common Stock

   Voting rights. Holders of class A common stock and holders of class B common stock generally have identical rights, except:

  .  holders of class A common stock are entitled to one vote per share; and

  .  holders of class B common stock are entitled to five votes per share;

with respect to each matter presented to Blockbuster stockholders on which the holders of common stock are entitled to vote. The holders of class A common stock and class B common stock are not entitled to cumulate their votes in the election of directors. Generally, all matters to be voted on by Blockbuster's stockholders must be approved by a majority, or, in the case of election of directors, by a plurality, of the votes entitled to be cast by all shares of class A common stock and class B common stock present in person or represented by proxy, voting together as a single class. In particular, amendments to Blockbuster's certificate of incorporation must generally be approved by a majority of the combined voting power of both classes of common stock, voting together as a single class. However, the approval of 75% of the combined voting power is required to amend some provisions of Blockbuster's certificate of incorporation and bylaws as described below. In addition, amendments to Blockbuster's certificate of incorporation that would alter or change the powers, preferences or special rights of either class of common stock so as to affect them adversely also must be approved by a majority of the votes entitled to be cast by the holders of the shares affected by the amendment, voting as a separate class. Holders of class A common stock are not entitled to vote on any change in the powers or other rights of the class B common stock that would not adversely affect the rights of class A common stock. For example, any provision for the conversion of the class B common stock into class A common stock on a one-for-one basis is not considered to adversely affect the rights of the class A common stock.

   Dividends. Holders of class A common stock and class B common stock will share equally in any dividend declared by Blockbuster's board of directors, subject to any preferential rights of any outstanding preferred stock. Dividends consisting of shares of class A common stock and class B common stock may be paid only as follows:

  . shares of class A common stock may be paid only to holders of shares of class A common stock, and shares of class B common stock may be paid only to holders of class B common stock; and

  . shares shall be paid proportionally with respect to each outstanding share of class A common stock and class B common stock.

   Conversion. If Blockbuster issues 20% or less of the value of the outstanding shares, including shares issued in Blockbuster's initial public offering, of its class A and class B common stock prior to the completion of this exchange offer, each share of its class B common stock will automatically convert into one share of class A common stock immediately prior to the completion of this exchange offer. Accordingly, the 144 million class B common stock held by Viacom will be converted to class A common stock immediately before the completion of this exchange offer.

   Other rights. In the event of a liquidation, dissolution or winding-up of Blockbuster, all holders of common stock, regardless of class, are entitled to share ratably in any assets available for distributions to holders of shares of common stock.

   The outstanding shares of Blockbuster common stock are, and the shares of class A common stock being offered to you will be, upon your payment, validly issued, fully paid and nonassessable.

Preferred Stock

   Blockbuster's board of directors is empowered, without approval of Blockbuster's stockholders, to cause shares of preferred stock to be issued from time to time in one or more series, with the numbers of shares of each series and the designations, preferences and relative, participating, optional, dividend and other special rights of the shares of each such series and the qualifications, limitations, restrictions, conditions and other characteristics thereof as fixed by Blockbuster's board of directors. Among the specific matters that may be determined by Blockbuster's board of directors are:

  .  the designation of each series;

  .  the number of shares of each series;

  .  the rate of dividends, if any;

  .  whether dividends, if any, shall be cumulative or noncumulative;

  .  the terms of redemption, if any;

  . the rights of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of Blockbuster;

  .  rights and terms of conversion or exchange, if any;

  . restrictions on the issuance of shares of the same series or any other series, if any; and

  .  voting rights, if any.

   Blockbuster's board of directors may, without stockholder approval, issue preferred stock with voting and other rights that could adversely affect all of the rights of the holders of class A common stock and class B common stock, including, but without limitation, their voting power. Blockbuster has no present plans to issue any shares of preferred stock. The ability of Blockbuster's board of directors to issue preferred stock without stockholder approval could have the effect of delaying, deferring or preventing a change in control of Blockbuster or the removal of Blockbuster's existing management.

Limitation on Liability of Directors

   Blockbuster's certificate of incorporation provides that its directors will not be personally liable to Blockbuster or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability imposed by law, as in effect from time to time:

  . for any breach of the director's duty of loyalty to Blockbuster or its stockholders;

  . for any act or omission not in good faith or which involved intentional misconduct or a knowing violation of law;

  . for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of Delaware corporate law; or

  . for any transaction from which the director derived an improper personal benefit.

   The inclusion of this provision in Blockbuster's certificate of incorporation may have the effect of reducing the likelihood of derivative litigation against its directors and may discourage or deter Blockbuster or its stockholders from bringing a lawsuit against Blockbuster's directors for breach of their duty of care, even though such an action, if successful, might otherwise have benefitted Blockbuster and its stockholders.

   Anti-takeover Effects of Some of the Provisions of Blockbuster's Certificate of Incorporation and Bylaws and Section 203 of Delaware Corporate Law

   Some of the provisions of Blockbuster's certificate of incorporation and bylaws and Section 203 of Delaware corporate law could have the following effects, among others:

  .  delaying, deferring or preventing a change in control;

  . delaying, deferring or preventing the removal of Blockbuster's existing management;

  . deterring potential acquirors from making an offer to Blockbuster's stockholders; and

  . limiting Blockbuster's stockholders' opportunity to realize premiums over prevailing market prices of its class A common stock in connection with offers by potential acquirors.

This could be the case, notwithstanding that a majority of Blockbuster's stockholders might benefit from such a change in control or offer. The following is a summary of these provisions.

Some of the Provisions of Blockbuster's Certificate of Incorporation and Bylaws

   Classified board of directors. Blockbuster's certificate of incorporation and bylaws provide for its board of directors to be divided into three classes of directors serving staggered three-year terms. Each class, to the extent possible, will be equal in number. The size of Blockbuster's board of directors will not be less than three nor more than twelve. Each class holds office until the third annual stockholders' meeting for election of directors following the most recent election of such class, except that the initial terms of the three classes expire in 2000, 2001 and 2002, respectively.

   Directors, and not stockholders, fix the size of Blockbuster's board of directors. Blockbuster's certificate of incorporation and bylaws provide that the number of directors shall be fixed from time to time exclusively pursuant to a resolution adopted by a majority of Blockbuster's board of directors, but in no event shall it consist of less than three nor more than twelve.

   Directors are removed for cause only. Blockbuster's certificate of incorporation and bylaws provide that, on or after the time when Viacom and its affiliates no longer own more than a majority of the combined voting power of Blockbuster's outstanding common stock, which is referred to as the "trigger date," Blockbuster's directors may be removed only for cause by the affirmative vote of the holders of at least a majority of the combined voting power of Blockbuster's outstanding voting common stock. To the extent permitted by the laws of the state of Delaware, "cause" shall be determined by Blockbuster's board of directors. However, prior to the trigger date, Blockbuster's directors may be removed with or without cause.

   Board vacancies to be filled by remaining directors, and not stockholders. Blockbuster's certificate of incorporation and bylaws provide that any vacancies on its board of directors will be filled by the affirmative vote of the majority of the remaining directors, even if less than a quorum, or by a sole remaining director. In any event, no vacancy shall be filled by Blockbuster's stockholders.

   No stockholder actions by written consent. Blockbuster's bylaws provide that, on or after the trigger date, stockholders may not act by written consent in lieu of a meeting. However, prior to the trigger date, stockholders may act by written consent.

   No special meetings called by stockholders. Blockbuster's bylaws provide that, on or after the trigger date, special meetings of the stockholders may not be called by the stockholders and instead may be called only by

  . any officer at the request of a majority of Blockbuster's board of directors;

  .  Blockbuster's chairman; or

  .  Blockbuster's chief executive officer.

   However, prior to the trigger date, special meetings may be called by holders of at least the majority of the combined voting power of Blockbuster's outstanding common stock.

   Advance notice for stockholder proposals. Blockbuster's bylaws contain provisions requiring that advance notice be delivered to Blockbuster of any business to be brought by a stockholder before an annual meeting and providing for procedures to be followed by stockholders in nominating persons for election to Blockbuster's board of directors. Generally, such advance notice provisions require that the stockholder must give written notice to Blockbuster not less than 120 calendar days before the date Blockbuster's proxy statement was released to stockholders in connection with Blockbuster's previous year's annual meeting. Blockbuster's bylaws provide that the notice must set forth specific information regarding the stockholder and each director nominee by the stockholder or other business proposed by the stockholder. Blockbuster's certificate of incorporation and bylaws provide that as long as Blockbuster beneficially owns 30% or more of the combined voting power of the outstanding common stock, Blockbuster is exempt from the foregoing provision.

   Supermajority vote required to amend specified provisions. Blockbuster's certificate of incorporation and bylaws provide that the provisions described above may only be amended by holders of at least 75% of the combined voting power of Blockbuster's outstanding common stock.

Section 203 of Delaware Corporate Law

   Blockbuster's company is a Delaware corporation and subject to Section 203 of Delaware corporate law. Generally, Section 203 prohibits a publicly held Delaware company from engaging in a "business combination" with an "interested stockholder" for a period of three years after the time such stockholder became an interested stockholder unless, as described below, specified conditions are satisfied. Thus, it may make acquisition of control of Blockbuster more difficult. The prohibitions in Section 203 of Delaware corporate law do not apply if:

  . prior to the time the stockholder became an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

  . upon consummation of the transaction, which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

  . at or subsequent to the time the stockholder became an interested stockholder, the business combination is approved by the board of directors and authorized by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

   Under Section 203 of Delaware corporate law, a "business combination" includes:

  . any merger or consolidation of the corporation with the interested stockholder;

  . any sale, lease, exchange or other disposition, except proportionately as a stockholder of such corporation, to or with the interested stockholder of assets of the corporation having an aggregate market value equal to 10% or more of either the aggregate market value of all the assets of the corporation or the aggregate market value of all the outstanding stock of the corporation;

  . transactions resulting in the issuance or transfer by the corporation of stock of the corporation to the interested stockholder;

  . transactions involving the corporation, which have the effect of increasing the proportionate share of the corporation's stock of any class or series that is owned by the interested stockholder; or

  . transactions in which the interested stockholder receives financial benefits provided by the corporation.

   Under Section 203 of Delaware corporate law, an "interested stockholder" generally is:

  . any person that owns 15% or more of the outstanding voting stock of the corporation;

  . any person that is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three-year period immediately prior to the date on which it is sought to be determined whether or not such person is an interested stockholder; and

  . the affiliates or associates of either of the above-stated person categories.

   Because Viacom owned more than 15% of Blockbuster's voting stock before it became a public company in Blockbuster's initial public offering, Section 203 of Delaware corporate law by its terms is currently not applicable to business combinations with Viacom even though Viacom owns 15% or more of Blockbuster's outstanding stock. If any other person acquires 15% or more of Blockbuster's outstanding stock, such person will be subject to the provisions of Section 203 of the Delaware corporate law.

   Under some circumstances, Section 203 of Delaware corporate law makes it more difficult for an "interested stockholder" to effect various business combinations with Viacom for a three-year period, although Blockbuster's stockholders may elect to exclude Viacom from the restrictions imposed thereunder. By virtue of Viacom's beneficial ownership of Blockbuster's class B common stock, Viacom is in a position to elect to exclude Blockbuster from the restrictions under Section 203. Currently, Viacom has indicated to Blockbuster that it has no intention to do so.

Transactions with Interested Parties

   Blockbuster's certificate of incorporation includes provisions addressing potential conflicts of interest between Blockbuster and Viacom and Viacom's non-Blockbuster-related subsidiaries and other similar entities. In addition, Blockbuster's certificate of incorporation includes provisions regulating and defining Viacom's conduct as it may involve Blockbuster and Viacom and Blockbuster's and Viacom's subsidiaries, directors and officers. Blockbuster's certificate of incorporation provides that no contract or transaction:

  . between Blockbuster and Viacom or any of Viacom's non-Blockbuster-related subsidiaries and other similar entities; or

  . between Blockbuster and any entity in which one or more of Blockbuster's directors or officers has a financial interest, which Viacom refers to as a "related entity;" or

  . between Blockbuster and any director or officer of Blockbuster, Viacom, any of Viacom's subsidiaries or any related entity;

shall be void or voidable solely because:

  . Viacom, any non-Blockbuster-related subsidiary or other similar entity of Viacom or any related entity, or any of Viacom's or its directors or officers are parties to the contract or transaction; or

  . any of those directors or officers is present at or participates in the meeting of the board of directors or committee thereof that authorizes the contract or transaction.

Corporate Opportunities

   Blockbuster's certificate of incorporation provides that, except as Viacom may otherwise agree in writing, neither Viacom nor any non-Blockbuster-related subsidiary or other similar entity of Viacom shall have a duty to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as Blockbuster's.

   The foregoing provisions of Blockbuster's certificate of incorporation as they relate to Viacom shall expire on the date that Viacom and its subsidiaries no longer own at least 20% of the combined voting power of Blockbuster's outstanding common stock and no person who is a director or officer of Blockbuster is also a director or officer of Viacom or its subsidiaries.

Transfer Agent and Registrar

   First Chicago Trust Company of New York, a division of EquiServe, L.P., is the transfer agent and registrar for Blockbuster class A common stock.

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COMPARISON OF RIGHTS OF HOLDERS OF SHARES OF VIACOM CLASS A AND CLASS B COMMON
                  STOCK AND BLOCKBUSTER CLASS A COMMON STOCK

   Upon completion of this exchange offer, Viacom shareholders who exchange their shares of Viacom class A or class B common stock for Blockbuster class A common stock will become stockholders of Blockbuster. These holders' rights will continue to be governed by Delaware law and will be governed by Blockbuster's amended and restated certificate of incorporation and bylaws. Because Blockbuster and Viacom are both organized under the laws of Delaware, differences in the rights of a stockholder of Blockbuster from those of Viacom shareholders arise principally from provisions of the certificates of incorporation and bylaws of each of Blockbuster and Viacom.

   The following is a summary of the material differences between the companies' certificates and bylaws. The summary is not a complete statement of the rights of stockholders of the two companies or a complete description of the specific provisions referred to below. The summary is qualified in its entirety by reference to Viacom's and Blockbuster's governing corporate instruments which you should read. Copies of Viacom's and Blockbuster's governing corporate instruments have been filed with the SEC. To find out where you can get copies of these documents, see "Where You Can Find More Information."

 AUTHORIZED CAPITAL STRUCTURE AND LIQUIDATION RIGHTS OF BLOCKBUSTER AND VIACOM
                           (AS OF DECEMBER 1, 1999)

                                                                  LIQUIDATION
CLASS OF SECURITY                  AUTHORIZED     OUTSTANDING      PREFERENCE
-----------------                  -----------   -------------   --------------
Blockbuster class A common stock   400 million   31.0 million         None
Blockbuster class B common stock   500 million   144.0 million        None
Blockbuster preferred stock        100 million       None        Not applicable
Viacom class A common stock        500 million   138.3 million        None
Viacom class B common stock          3 billion   559.1 million        None

-------------------------------------------------------------------------------
SHAREHOLDER RIGHTS              BLOCKBUSTER                   VIACOM
-------------------------------------------------------------------------------
Dividend Policy......  Blockbuster has no legal     Viacom has no legal or
                       or contractual obligation    contractual obligation to
                       to pay dividends.            pay dividends. Viacom has
                       Blockbuster has paid and     not and does not expect to
                       currently intends to pay a   declare and pay any cash
                       quarterly dividend of        dividends in the
                       $0.02 per share on its       foreseeable future.
                       shares of class A common
                       stock. Blockbuster's board
                       of directors is free to
                       change Blockbuster's
                       dividend practices from
                       time to time and to
                       decrease or increase the
                       dividend paid, or to not
                       pay a dividend, on
                       Blockbuster's common stock
                       on the basis of results of
                       operations, financial
                       condition, cash
                       requirements and future
                       prospects and other
                       factors deemed relevant by
                       Blockbuster's board of
                       directors. Furthermore,
                       Blockbuster's Credit
                       Agreement limits its
                       ability to pay dividends.
                       See "Description of
                       Blockbuster's Credit
                       Agreement."

--------------------------------------------------------------------------------
SHAREHOLDER RIGHTS              BLOCKBUSTER                   VIACOM
--------------------------------------------------------------------------------
Voting, Generally....  Blockbuster class A common   Viacom class A common
                       stock                        stock
                       .  1 vote per share.         .  1 vote per share.
                       .  Plurality vote for        .  Plurality vote for
                          directors.                   directors.
                       .  Majority vote for most    .  Majority vote for most
                          other matters.               other matters.
                       .  For more details, see     Viacom class B common
                          "Description of Capital   stock
                          Stock -- Common           .  Except as required by
                          Stock -- Voting              Delaware law, this
                          Rights."                     class has no voting
                                                       rights or powers.

Stockholder Action
by Written Consent...  The Blockbuster              Under Delaware law, unless
                       stockholders may not take    the certificate of
                       action by written consent    incorporation provides
                       after Viacom no longer       otherwise, a stockholder
                       owns a majority of the       action may be taken if
                       combined voting power of     written consents are
                       outstanding Blockbuster      received from the holders
                       common stock.                of the minimum number of
                                                    votes that would be
                                                    necessary to authorize
                                                    that action at a meeting
                                                    at which all the shares
                                                    entitled to vote for that
                                                    action were present and
                                                    voted. Viacom's restated
                                                    certificate of
                                                    incorporation does not
                                                    restrict your ability to
                                                    act by written consent.
Board of Directors

Number of Directors
and Size of Board....  Blockbuster's amended and    Viacom's restated
                       restated certificate of      certificate of
                       incorporation allows         incorporation allows
                       between three and twelve     between three and 20
                       directors to serve on        directors to serve on
                       their board. Blockbuster's   their board. Viacom's
                       bylaws authorize the board   bylaws authorize the board
                       to set the number of         to set the number of
                       directors within the         directors within the
                       parameters set by the        parameters set by the
                       amended and restated         restated certificate of
                       certificate of               incorporation.
                       incorporation.
                       Blockbuster's board has      Viacom's board has set the
                       set the number of            number of directors at
                       directors at six.            ten.

Term of Office.......  Each director serves for     Each director serves for a
                       three years. The directors   one year term.
                       are divided into three
                       classes and one-third
                       expires each year.

Removal of             After Viacom no longer       Any or all of Viacom's
Directors............  owns a majority of the       directors may be removed
                       combined voting power of     with or without cause by
                       outstanding Blockbuster      Viacom shareholders who
                       common stock, directors      represent a majority of
                       may be removed only for      all of the aggregate
                       cause by the affirmative     voting power of
                       vote of the holders of at    outstanding Viacom shares.
                       least a majority of the
                       combined voting power of     However, any director may
                       outstanding Blockbuster      be removed by a majority
                       common stock.                vote of Viacom's board if
                                                    either:

--------------------------------------------------------------------------------
SHAREHOLDER RIGHTS              BLOCKBUSTER                   VIACOM
--------------------------------------------------------------------------------
                                                    .  the director fails to
                                                       meet the qualifications
                                                       stated in the by-laws
                                                       for election as a
                                                       director; or
                                                    .  the director is in
                                                       breach of any agreement
                                                       between himself or
                                                       herself and Viacom
                                                       relating to his or her
                                                       service as a director
                                                       or employee of Viacom.

Vacancies............  These shall be filled by     These shall be filled by
                       the board only, by           the board only, by
                       majority vote, even if       majority vote, even if
                       less than a quorum is        less than a quorum is
                       present.                     present.

Advance Notice
Procedures for a
Stockholder            In general, a stockholder    There are no provisions
Proposal.............  wishing to nominate a        regarding advance notice
                       director or raise another    of director nominations or
                       proposal must notify         shareholder proposals.
                       Blockbuster in writing no
                       less than 120 days prior to
                       the date Blockbuster's
                       proxy statement was
                       released to its
                       stockholders in connection
                       with Blockbuster's previous
                       year's annual meeting of
                       stockholders.
                       This notice must contain
                       specific information
                       concerning the person to be
                       nominated or the matters to
                       be brought before the
                       meeting and concerning the
                       stockholder submitting the
                       proposal.
                       Viacom is exempt from these
                       provisions as long as
                       Viacom beneficially owns
                       30% or more of the combined
                       voting power of outstanding
                       Blockbuster common stock.

Calling of Special
Meeting of             After Viacom no longer       Special meetings of Viacom
Shareholders.........  owns a majority of the       shareholders may be called
                       combined voting power of     by the:
                       outstanding Blockbuster      .  majority vote of the
                       common stock, special           board of directors;
                       meetings of Blockbuster      .  chairman of the board
                       stockholders may not be         of directors;
                       called by Blockbuster        .  vice chairman of the
                       stockholders. These             board of directors;
                       meetings may be called
                       only by:                     .  president, or
                                                    .  chairman of the board,
                       .  any officer at the           vice president of the
                          request of a majority        board, president or
                          of Blockbuster's board       secretary at the
                          of directors;                request of shareholders
                                                       representing at least
                       .  Blockbuster's chairman;      50.1 percent of
                          or                           outstanding Viacom
                                                       common stock entitled
                       .  Blockbuster's chief          to vote.
                          executive officer.

--------------------------------------------------------------------------------
SHAREHOLDER RIGHTS         BLOCKBUSTER                         VIACOM
--------------------------------------------------------------------------------

Amendment............... Amendments to provisions of     Amendments to provisions of
                         Blockbuster's amended and       Viacom's restated certificate
                         restated certificate of         of incorporation and amendments
                         incorporation and amendments to to provisions of its bylaws by
                         provisions of its bylaws by     Viacom shareholders do not
                         Blockbuster stockholders        require any supermajority vote,
                         relating to the following       except as provided by law.
                         matters require 75% of the
                         combined voting power of
                         outstanding Blockbuster common
                         stock:

                      .  stockholder action by
                         written consent;

                      .  number of directors;

                      .  expiration of terms
                         (classified board);

                      .  vacancies on the board;

                      .  removal of directors;

                      .  advance notice
                         procedures for a
                         stockholder proposal;

                      .  special meetings;

                      .  the amendment
                         provisions.

                 DESCRIPTION OF BLOCKBUSTER'S CREDIT AGREEMENT

   The following is a summary of the material provisions of Blockbuster's credit agreement. A copy of Blockbuster's credit agreement is filed with the SEC as an exhibit to this registration statement of which this document is a part.

   On June 21, 1999, Blockbuster entered into a $1.9 billion credit agreement with a syndicate of lenders. Blockbuster's credit agreement is comprised of three tranches. Tranche A is a $700 million revolving loan maturing on July 1, 2004. Tranche B is a $600 million term loan also maturing on July 1, 2004. Tranche C is a $600 million revolving loan which matures on June 19, 2000. On June 23, 1999, Blockbuster borrowed $1.6 billion under this credit agreement. On August 16, 1999, Blockbuster used the net proceeds from its initial public offering of about $443 million, net of underwriting discounts and commissions, to repay a portion of the $600 million revolving loan maturing on June 19, 2000. These proceeds permanently reduce Blockbuster's commitments under its credit agreement from $1.9 billion to approximately $1.46 billion.

   Blockbuster used the borrowings under its credit agreement:

  . to pay about $65 million which is a portion of the purchase price to Viacom's affiliates to acquire the non-U.S. operations of Blockbuster's business that Blockbuster did not already own;

  . to repay a promissory note issued by Blockbuster to Viacom International Inc. as a dividend in the principal amount of $1.4 billion plus accrued and unpaid interest;

  . to repay promissory notes issued by Blockbuster to Viacom International Inc. in the aggregate principal amount of about $77 million plus accrued and unpaid interest for an acquisition of video stores;

  . to pay the fees and expenses of about $15 million related to the origination of Blockbuster's credit agreement to the syndicate of lenders; and

  .  for working capital and general corporate purposes.

   Blockbuster's credit agreement contains provisions for the mandatory prepayment of loans as follows:

  . If Blockbuster issues equity securities, unless Blockbuster is Investment Grade, as defined in its credit agreement, Blockbuster will be required to use 25% of the net cash proceeds to repay the Tranche A loan and Tranche B loan, on a pro rata basis, until $400 million of these loans have been repaid;

  . If Blockbuster incurs indebtedness in a capital market transaction, unless Blockbuster is investment grade, Blockbuster is required to use 75% of the net cash proceeds to repay the Tranche A and Tranche B loans, on a pro rata basis, until $400 million, including amounts repaid from an issuance of equity as stated above, have been repaid; and

  . If Blockbuster sells assets, other than to franchisees, Blockbuster will be required to use 50% of the net cash proceeds from such sales over $100 million, to repay the Tranche A and Tranche B loans, on a pro rata basis, until $500 million of the loans have been repaid.

   Borrowings under Blockbuster's credit agreement accrue interest at a rate equal to the interest rates prevailing on the date of determination in the London interbank market for the interest period selected by Blockbuster, plus a margin over this rate. The margin and the commitment fees on the undrawn portion of the facility vary based on specified leverage ratios.

   Blockbuster's credit agreement contains customary covenants for Blockbuster not to, among other things:

  .  grant liens;

  .  merge;

  .  sell substantially all of its assets;

  .  enter into speculative interest rate or currency hedges;

  .  incur debt above $175 million at the subsidiary level;

  . pay dividends on or repurchase Blockbuster class A common stock or make other distributions, in each case other than dividends of $90 million, $115 million, $130 million, $145 million and $160 million in the first five years following the completion of Blockbuster's initial public offering, respectively;

  .  transfer assets to subsidiaries; and

  . invest in or make loans to any business, other than investments or loans that are reasonably related to the operation or growth of Blockbuster's core rental business.

Blockbuster is also required to comply with financial covenants with respect to: (1) maximum leverage ratio and (2) a minimum fixed charge coverage ratio. Blockbuster's credit agreement also contains some customary affirmative covenants.

   Events of default under Blockbuster's credit agreement include, among others: failure to pay principal and interest when due, breach of some of the representations and warranties, failure to perform or observe some of the covenants, bankruptcy, and a change of control. Under Blockbuster's credit agreement, a change of control includes:

  . control of 50% or more of outstanding Blockbuster common stock by persons other than Viacom or National Amusements;

  . Blockbuster's board of directors ceases to be controlled by Blockbuster's continuing directors; or

  . Blockbuster enters into a merger or purchase agreement which cedes power to control Blockbuster's management or policies prior to consummation of the merger or purchase, as applicable.

                        SHARES ELIGIBLE FOR FUTURE SALE

   Shares of Blockbuster class A common stock distributed to Viacom shareholders will be freely transferable, except for shares received by persons who may be deemed to be "affiliates" of Blockbuster under the Securities Act. Affiliates generally include individuals or entities that control, are controlled by, or are under common control with, Blockbuster. The directors and principal executive officers of Blockbuster, as well as significant stockholders of Blockbuster will be affiliates. Affiliates of Blockbuster may sell their shares of Blockbuster class A common stock only under an effective registration statement under the Securities Act or an exemption from the registration requirements of the Securities Act.

                 UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

   The following is a summary of the material United States federal income tax consequences relating to this exchange offer and any subsequent spin-off. The summary is based on the Internal Revenue Code, the Treasury regulations promulgated thereunder, and interpretations of the Code and Treasury regulations by the courts and the Internal Revenue Service, all as they exist as of the date of this prospectus-offer to exchange. This summary does not discuss all tax considerations that may be relevant to Viacom shareholders in light of their particular circumstances, nor does it address the consequences to Viacom shareholders subject to special treatment under the United States federal income tax laws, such as tax-exempt entities, non-resident alien individuals, foreign entities, foreign trusts and estates and beneficiaries thereof, persons who acquire such shares of Viacom common stock pursuant to the exercise of employee stock options or otherwise as compensation, insurance companies, and dealers in securities. In addition, this summary does not address the United States federal income tax consequences to Viacom shareholders who do not hold their Viacom common stock as a capital asset. This summary does not address any state, local or foreign tax consequences. Viacom shareholders are urged to consult their tax advisors as to the particular tax consequences to them of this exchange offer and any subsequent spin-off.

Internal Revenue Service Ruling and Federal Income Tax Consequences.

   Viacom has received rulings from the Internal Revenue Service to the effect that, for United States federal income tax purposes, this exchange offer and any subsequent spin-off will qualify under Section 355 of the Code as a distribution that is tax-free to Viacom and its shareholders. Viacom and Blockbuster will not be able to rely on the rulings if any factual representations made to counsel or the Internal Revenue Service are incorrect or untrue in any material respect or any undertakings made to the Internal Revenue Service are not complied with. Neither Viacom nor Blockbuster is aware of any facts or circumstances that would cause any such representations to be incorrect or untrue in any material respect.

   Nevertheless, if Viacom completes this exchange offer and any subsequent spin-off and, notwithstanding the rulings, this exchange offer and any subsequent spin-off are held to be taxable for United States federal income tax purposes, both Viacom and its shareholders that receive Blockbuster common stock could be subject to a material amount of taxes as a result of this exchange offer and any subsequent spin-off. Blockbuster will be liable to Viacom for any such corporate level taxes incurred by Viacom to the extent such taxes are attributable to specified actions or failures to act by Blockbuster, or to specified transactions involving Blockbuster following this exchange offer and any subsequent spin-off. For a description of Viacom's and Blockbuster's obligations in connection with obtaining the ruling and potential tax liabilities if this exchange offer and any subsequent spin-off is held to be taxable, see "Related Party Transactions -- Agreements Between Blockbuster and Viacom Relating to Blockbuster's Initial Public Offering or the Separation of Blockbuster from Viacom -- Tax Matters Agreement."

   The rulings provide that for United States federal income tax purposes:

  . no gain or loss will be recognized by, and no amount will be included in the income of, Viacom shareholders upon their receipt of shares of Blockbuster common stock in this exchange offer and any subsequent spin-off;

  . the aggregate basis of Blockbuster common stock and Viacom common stock in the hands of the Viacom shareholders, immediately following this exchange offer, will be the same as the basis of Viacom common stock held by Viacom shareholders immediately before the exchange offer, allocated in proportion to the relative fair market values of each at the time of the exchange offer; and

  . the holding period of the shares of Blockbuster common stock received by Viacom shareholders in this exchange offer and any subsequent spin-off will include the holding period of the shares of Viacom common stock with respect to which the shares of Blockbuster common stock were received.

   The private letter rulings do not specifically address tax basis issues with respect to holders of shares of Viacom common stock who have blocks of such common stock with different per share tax bases. Such holders are urged to consult their tax advisors regarding the possible tax basis consequences to them of this exchange offer and any subsequent spin-off.

   United States Treasury regulations require each of the Viacom shareholders that receive shares of Blockbuster common stock in this exchange offer and any subsequent spin-off to attach to the shareholder's United States federal income tax return for the year in which such stock is received a detailed statement setting forth such data as may be appropriate in order to show the applicability of Section 355 of the Code to this exchange offer and any subsequent spin-off. Within a reasonable time after this exchange offer and any subsequent spin-off, Viacom will provide its shareholders who participate in this exchange offer and its shareholders who receive shares of Blockbuster class A common stock in any subsequent spin-off with the information necessary to comply with such requirement, and will provide information regarding the allocation of tax basis described above.

   Viacom shareholders are urged to consult their tax advisors as to the particular tax consequences of this exchange offer and any subsequent spin-off, including the application of state, local and foreign tax laws and any changes in federal tax laws that occur after the date of this prospectus-offer to exchange.

                                 LEGAL MATTERS

   The validity of the shares of Blockbuster class A common stock and certain legal matters with respect to the transaction will be passed upon for Viacom and Blockbuster by Shearman & Sterling, New York, New York. Certain tax matters will be passed upon for Viacom and Blockbuster by Paul, Weiss,
Rifkind, Wharton & Garrison.        will represent the dealer manager.

                                    EXPERTS

   Blockbuster's consolidated financial statements as of December 31, 1997 and 1998 and for each of the three years in the period ended December 31, 1998 included in this document and Viacom's consolidated financial statements incorporated in this document by reference to Viacom's Annual Report on Form 10-K for the year ended December 31, 1998 have been so included and incorporated in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

   The consolidated financial statements and the related financial statement schedule of CBS, as of December 31, 1998 and 1997 and for each of the years in the three year period ended December 31, 1998, incorporated by reference in this document from CBS' Form 10-K, as amended by Form 10-K/A, for the year ended December 31, 1998, have been audited by KPMG LLP, independent auditors, as stated in their reports, which are incorporated in this document by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

   The consolidated financial statements of King World Productions, Inc., as of August 31, 1999 and 1998 and for each of the years in the three year period ended August 31, 1999, incorporated by reference in this document from CBS' Form 8-K dated November 22, 1999, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto and is incorporated by reference in this document in reliance upon the authority of said firm as experts in giving said report.

                      WHERE YOU CAN FIND MORE INFORMATION

   Viacom and Blockbuster are subject to the informational requirements of the Securities Exchange Act of 1934 and each accordingly files reports and other information with the SEC. Reports, proxy statements and other information filed by Viacom or Blockbuster with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 or at its regional offices located at Suite 1400, Northwestern Atrium Center, 500 West Madison Street, Chicago, Illinois 60661 and at Seven World Trade Center, 13th Floor, New York, New York 10048, and copies of these materials can be obtained from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates, or by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet site that contains reports, proxy statements and other information regarding registrants that file electronically, such as Viacom and Blockbuster. The address of the SEC's Internet site is http://www.sec.gov.

   Blockbuster has filed a registration statement on Form S-4 under the Securities Act of 1933, of which this document forms a part, to register with the SEC the shares of Blockbuster class A common stock to be issued to Viacom shareholders in this exchange offer and whose shares of Viacom class A or class B common stock are accepted for exchange. Viacom will file a Schedule 13E-4 Issuer Tender Offer Statement with the SEC with respect to this exchange offer. This prospectus constitutes Viacom's offer to exchange, in addition to being a prospectus of Blockbuster. This document does not contain all the information set forth in the registration statement or in the Schedule 13E-4, selected portions of which are omitted in accordance with the rules and regulations of the SEC. For further information pertaining to Viacom, Blockbuster and the Blockbuster class A common stock, reference is made to the registration statement and its exhibits. Statements contained in this document or in any document incorporated in this document by reference as to the contents of any contract or other document referred to within this document or other documents that are incorporated by reference are not necessarily complete and, in each instance, reference is made to the copy of the applicable contract or other document filed as an exhibit to the registration statement or otherwise filed with the SEC. Each statement contained in this document is qualified in its entirety by reference to the underlying documents.

   Viacom class A and class B common stock are listed on the NYSE and were previously listed on the American Stock Exchange. Reports, proxy statements and other information concerning Viacom can be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005 and the American Stock Exchange, 86 Trinity Place, New York, New York 10006. Blockbuster class A common stock is listed on the NYSE. Reports, proxy statements and other information concerning Blockbuster can also be inspected at the offices of the NYSE.

   This document incorporates documents by reference that are not included as part of this document. Viacom and Blockbuster undertake to provide, without charge, to each person, including any beneficial owner of Viacom class A common stock, Viacom class B common stock and Blockbuster class A common stock, to whom a copy of this document has been delivered, upon written or oral request, a copy of any and all of the documents that have been incorporated into this document by reference, other than exhibits to those documents unless the exhibits are specifically incorporated into this document by reference. Requests for these documents should be directed to Viacom Inc., 1515 Broadway, 53rd Floor, New York, New York 10036, Attention: Investor Relations, phone number: (212) 258-6700. In order to ensure timely delivery of
requested documents, requests should be made by          , 2000.

   The following documents, which have been filed with the SEC by Viacom (File No. 1-9553) and CBS (File No. 1-977), are incorporated into this document by reference:

Viacom

     (a) the Annual Report on Form 10-K of Viacom for the fiscal year ended December 31, 1998:

     (b) the Viacom Quarterly reports on Form 10-Q for the periods ended March 31, 1999, June 30, 1999 and September 30, 1999;

     (c) the Current Reports on Form 8-K of Viacom filed May 18, 1999, June 24, 1999, September 8, 1999, as amended, and October 12, 1999;

     (d) the definitive Proxy Statement filed on April 16, 1999, in connection with Viacom's 1999 Annual Meeting;

     (e) the Joint Proxy Statement/Prospectus and Registration Statement on Form S-4 filed by Viacom on November 24, 1999, relating to the proposed merger of Viacom and CBS; and

     (f) the Issuer Tender Offer Statement on Schedule 13E-4 filed on
         , 1999.

CBS

     (a) the Annual Report on Form 10-K, as amended by Form 10-K/A, of CBS for the fiscal year ended December 31, 1998;

     (b) the CBS Quarterly report on Form 10-Q, as amended by Form 10-Q/A, for the period ended March 31, 1999, the CBS Quarterly report on Form 10-Q for the period ended June 30, 1999 and the CBS Quarterly report on Form 10-Q for the period ended September 30, 1999;

     (c) the Current Reports on Form 8-K of CBS filed January 29, 1999, February 5, 1999, April 1, 1999, April 13, 1999, April 30, 1999, June 4,
  1999, June 28, 1999, July 30, 1999, August 4, 1999, September 8, 1999,
  September 15, 1999, October 8, 1999 (in respect of the Viacom/CBS merger), October 12, 1999, October 29, 1999, November 2, 1999, November 5, 1999 and November 22, 1999;

     (d) the Current Report on Form 8-K of CBS filed on November 22, 1999 which includes King World's consolidated financial statements and the notes thereto as of August 31, 1999 and 1998 and for the three years ended August 31, 1999;

     (e) the description of CBS common stock contained in CBS' registration statement on Form 10 dated May 15, 1935; and

     (f) the definitive Proxy Statement filed on March 25, 1999; in connection with CBS' 1999 Annual Meeting.

   All documents filed by Viacom and CBS pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, after the date of this document and prior to the expiration of this exchange offer are incorporated by reference into this document and are considered a part of this document from the date of filing of those documents.

   Any statement contained within this document or in any document incorporated by reference will be deemed to be modified or superseded for purposes of this document to the extent that the statement contained in this document or in any subsequently filed document that also is or is deemed to be incorporated by reference in this document modifies or supersedes that statement. Statements so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this document.

   No person has been authorized to give any information or to make any representation other than as contained in this document in connection with the Blockbuster class A common stock to be issued in connection with this exchange offer and, if given or made, the information or representation must not be relied upon as having been authorized. This document does not constitute an offer to exchange securities in any jurisdiction in which, or to any person to whom, it would be unlawful to make such an offer. Neither the delivery of this document nor any distribution of the securities offered hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of Viacom or Blockbuster since the date of this document or that the information contained in this document is correct as of any time subsequent to that date. All information in this document regarding Viacom has been provided by Viacom, and all information regarding Blockbuster has been provided by Blockbuster.

                                BLOCKBUSTER INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                           Page
                                                                           ----

Audited Consolidated Financial Statements:

  Report of Independent Accountants.......................................  F-2


  Consolidated Statements of Operations--Years Ended December 31, 1996,
   1997 and 1998..........................................................  F-3


  Consolidated Balance Sheets--at December 31, 1997 and 1998..............  F-4


  Consolidated Statements of Changes in Stockholder's Equity--Years Ended
   December 31, 1996, 1997 and 1998.......................................  F-5


  Consolidated Statements of Cash Flows--Years Ended December 31, 1996,
   1997 and 1998..........................................................  F-6


  Notes to Consolidated Financial Statements..............................  F-7


Interim Consolidated Financial Statements (Unaudited):

  Interim Consolidated Statements of Operations (Unaudited) for the Nine
   Months Ended September 30, 1998 and 1999............................... F-25


  Interim Consolidated Balance Sheets--at December 31, 1998 and September
   30, 1999 (Unaudited)................................................... F-26


  Interim Consolidated Statements of Changes in Stockholders' Equity
   (Unaudited)--for the Nine Months Ended September 30, 1999.............. F-27


  Interim Consolidated Statements of Cash Flows (Unaudited)--for the Nine
   Months Ended September 30, 1998 and 1999............................... F-28


  Notes to Interim Consolidated Financial Statements (Unaudited).......... F-29

 Some supplementary financial statement schedules have been omitted because the information required to be set forth therein is either not applicable or is shown in the consolidated financial statements or notes thereto.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and
Shareholders of Viacom Inc.

   In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of changes in stockholder's equity, and of cash flows present fairly, in all material respects, the financial position of Blockbuster Inc. at December 31, 1997 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PricewaterhouseCoopers LLP

Dallas, Texas
May 4, 1999, except as to the fourth paragraph of
Note 1 which is as of August 3, 1999

                                BLOCKBUSTER INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                    (In millions, except per share amounts)

                                                   Year Ended December 31,
                                                  ----------------------------
                                                    1996      1997      1998
                                                  --------  --------  --------
Revenues:
  Rental revenues...............................  $2,386.9  $2,664.0  $3,219.6
  Merchandise sales.............................     491.3     594.0     618.0
  Other revenues................................      63.9      55.6      55.8
                                                  --------  --------  --------
                                                   2,942.1   3,313.6   3,893.4
                                                  --------  --------  --------
Cost of sales:
  Cost of rental revenues.......................     617.2     810.6   1,460.9
  Cost of merchandise sold......................     396.5     549.9     495.5
                                                  --------  --------  --------
                                                   1,013.7   1,360.5   1,956.4
                                                  --------  --------  --------
  Gross profit..................................   1,928.4   1,953.1   1,937.0

Operating expenses:
  General and administrative....................   1,163.6   1,605.7   1,732.3
  Advertising...................................     115.3     139.5     181.0
  Depreciation..................................     165.5     253.8     212.7
  Amortization of intangibles...................     166.2     168.7     170.2
  Restructuring charge..........................      50.2       --        --
                                                  --------  --------  --------
                                                   1,660.8   2,167.7   2,296.2
                                                  --------  --------  --------
Operating income (loss).........................     267.6    (214.6)   (359.2)
  Interest expense..............................     (22.0)    (30.8)    (27.7)
  Interest income...............................       3.6       3.7       4.0
  Other items, net..............................       --      (27.6)    (11.8)
                                                  --------  --------  --------
Income (loss) before income taxes...............     249.2    (269.3)   (394.7)
  Benefit (provision) for income taxes..........    (167.4)    (30.0)     59.4
  Equity in loss of affiliated companies, net of
   tax..........................................      (4.0)    (18.9)     (1.3)
                                                  --------  --------  --------
Net income (loss)...............................    $ 77.8  $ (318.2) $ (336.6)
                                                  ========  ========  ========
Net income (loss) per share:
  Basic and diluted.............................    $ 0.54   $ (2.21)  $ (2.34)
                                                  ========  ========  ========
Weighted average shares outstanding:
  Basic and diluted.............................       144       144       144
                                                  ========  ========  ========
Unaudited pro forma net income (loss) per share:
  Basic and diluted.............................                       $ (2.20)
                                                                      ========
Unaudited pro forma weighted average shares
 outstanding:
  Basic and diluted.............................                           175
                                                                      ========

                See notes to consolidated financial statements.

                                BLOCKBUSTER INC.

                          CONSOLIDATED BALANCE SHEETS

                                 (In millions)

                                                              December 31,
                                                            ------------------
                                                              1997      1998
                                                            --------  --------
Assets
Current assets:
  Cash and cash equivalents................................ $  129.6  $   99.0
  Receivables, less allowances of $22.3 (1997) and $22.7
   (1998)..................................................    114.8     124.8
  Merchandise inventories..................................    281.3     277.4
  Deferred income taxes....................................      6.7       --
  Prepaid assets...........................................     95.5     130.5
                                                            --------  --------
    Total current assets...................................    627.9     631.7

Rental library, net........................................    734.5     441.2
Deferred income taxes......................................     31.3      92.5
Property and equipment, net................................  1,085.2     995.3
Intangibles, net...........................................  6,192.7   6,055.6
Other assets...............................................     59.4      58.5
                                                            --------  --------
                                                            $8,731.0  $8,274.8
                                                            ========  ========

Liabilities and Stockholder's Equity
Current liabilities:
  Accounts payable......................................... $  362.4  $  448.6
  Accrued expenses.........................................    267.0     361.8
  Current portion of capital lease obligations.............     36.7      22.2
  Deferred income taxes....................................      --       13.6
  Short-term borrowings....................................     47.0       --
                                                            --------  --------
    Total current liabilities..............................    713.1     846.2

Notes payable to Viacom....................................    175.8   1,576.4
Capital lease obligations, less current portion............    155.5     138.8
Other liabilities..........................................     69.0      75.5
                                                            --------  --------
                                                             1,113.4   2,636.9
                                                            --------  --------

Commitments and contingencies (Note 12)

Stockholder's equity:
  Viacom's net equity investment...........................  7,666.5   5,695.8
  Accumulated other comprehensive loss-foreign currency
   translation adjustment..................................    (48.9)    (57.9)
                                                            --------  --------
    Total stockholder's equity.............................  7,617.6   5,637.9
                                                            --------  --------
                                                            $8,731.0  $8,274.8
                                                            ========  ========

                See notes to consolidated financial statements.

                                BLOCKBUSTER INC.

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

                                 (In millions)

                                                      Accumulated
                             Viacom's                    Other         Total
                            Net Equity Comprehensive Comprehensive Stockholder's
                            Investment Income (Loss) Income (Loss)    Equity
                            ---------- ------------- ------------- -------------
Balance at January 1,
 1996.....................   $7,754.1                   $(16.9)      $7,737.2
Net income................       77.8     $  77.8                        77.8
Other comprehensive income
 (loss):
  Cumulative translation
   adjustment.............                    9.8          9.8            9.8
                                          -------
    Total comprehensive
     income...............                $  87.6
                                          =======
Net contribution to
 Viacom...................      (40.4)                                  (40.4)
                             --------                   ------       --------
Balance at December 31,
 1996.....................    7,791.5                     (7.1)       7,784.4
Net loss..................     (318.2)    $(318.2)                     (318.2)
Other comprehensive income
 (loss):
  Cumulative translation
   adjustment.............                  (38.6)       (38.6)         (38.6)
  Reclassification of
   foreign currency
   translation gain
   realized...............                   (3.2)        (3.2)          (3.2)
                                          -------
    Total comprehensive
     loss.................                $(360.0)
                                          =======
Net receipt from Viacom...      193.2                                   193.2
                             --------                   ------       --------
Balance at December 31,
 1997.....................    7,666.5                    (48.9)       7,617.6
Net loss..................     (336.6)    $(336.6)                     (336.6)
Other comprehensive income
 (loss):
  Cumulative translation
   adjustment.............                   (9.0)        (9.0)          (9.0)
                                          -------
    Total comprehensive
     loss.................                $(345.6)
                                          =======
Dividend payable to
 Viacom...................   (1,400.0)                               (1,400.0)
Net contribution to
 Viacom...................     (234.1)                                 (234.1)
                             --------                   ------       --------
Balance at December 31,
 1998.....................   $5,695.8                   $(57.9)      $5,637.9
                             ========                   ======       ========

                See notes to consolidated financial statements.

                                BLOCKBUSTER INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                 (In millions)

                                                  Year Ended December 31,
                                               -------------------------------
                                                 1996       1997       1998
                                               ---------  ---------  ---------
Cash flows from operating activities:
  Net income (loss)........................... $    77.8  $  (318.2) $  (336.6)
  Adjustments to reconcile net income (loss)
   to net cash flow provided by operating
   activities:
    Depreciation and amortization.............     948.9    1,222.4    1,518.8
    Deferred income taxes.....................      26.7      121.5       (8.1)
    Write-down of investments.................       --        27.1       10.5
    Restructuring charge......................      50.2        --         --
    Equity in loss of affiliated companies,
     net of tax...............................       4.0       18.9        1.3
    Other.....................................       --        (0.3)       --
  Change in operating assets and liabilities:
    Increase in receivables...................     (39.5)      (7.8)     (10.9)
    Increase in merchandise inventories.......     (73.1)     (51.4)      (0.4)
    Increase in prepaid and other assets......     (20.3)     (15.6)     (40.0)
    Increase (decrease) in accounts payable...      49.0      (41.4)      67.9
    Increase (decrease) in accrued expenses
     and other liabilities....................     (38.7)      36.1       32.0
                                               ---------  ---------  ---------
Net cash flows provided by operating
 activities...................................     985.0      991.3    1,234.5
                                               ---------  ---------  ---------
Cash flows from investing activities:
  Rental library purchases....................    (751.5)    (860.2)    (818.1)
  Capital expenditures........................    (323.7)    (262.2)    (175.0)
  Cash used for acquisitions..................    (154.4)     (79.0)     (34.2)
  Proceeds from sale of property and
   equipment..................................       --        19.1        0.3
  Investments in affiliated companies.........      (5.5)      (5.8)       4.8
                                               ---------  ---------  ---------
Net cash flow used in investing activities....  (1,235.1)  (1,188.1)  (1,022.2)
                                               ---------  ---------  ---------
Cash flows from financing activities:
  Net borrowings on (repayments of) credit
   facility...................................      25.8       22.3      (46.6)
  Proceeds from term loan.....................       --         --        46.6
  Net borrowings from notes due to Viacom.....      69.7      106.1        0.6
  Capital lease payments......................     (24.9)     (33.2)     (34.8)
  Advances from (repayments to) Viacom, net...     138.2      174.1     (206.9)
                                               ---------  ---------  ---------
Net cash flow provided by (used in) financing
 activities...................................     208.8      269.3     (241.1)
                                               ---------  ---------  ---------
Effect of exchange rate changes on cash.......      (0.4)      (1.5)      (1.8)
                                               ---------  ---------  ---------
Net increase (decrease) in cash and cash
 equivalents..................................     (41.7)      71.0      (30.6)
Cash and cash equivalents at beginning of
 year.........................................     100.3       58.6      129.6
                                               ---------  ---------  ---------
Cash and cash equivalents at end of year...... $    58.6  $   129.6  $    99.0
                                               =========  =========  =========

                  See notes to consolidated financial statements.

                               BLOCKBUSTER INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

            (Tabular dollars in millions, except per share amounts)

Note 1 -- Description of Business and Basis of Presentation

   The business and operations of Blockbuster Inc. (collectively, the "Company" or "Blockbuster") consists of various wholly owned entities owned directly or indirectly by Viacom International Inc. which is a wholly owned subsidiary of Viacom Inc. ("Viacom"). During 1998, Viacom announced its intention that Blockbuster would offer in an initial public offering a portion of its common stock. This initial public offering is Viacom's first step in the planned divestiture of Blockbuster Inc. The Company owns, operates and franchises videocassette rental and sales stores in the United States and a number of foreign countries. The Company offers pre-recorded videocassettes primarily for rental and also offers titles for purchase on a "sell-through" (retail) basis. In addition, the Company offers video games for rental and sale and sells certain other entertainment-related merchandise.

   The Company's business and operations were originally conducted by Blockbuster Entertainment Corporation which was incorporated in Delaware in 1982 and entered the movie rental business in 1985. On September 29, 1994, Blockbuster Entertainment Corporation was merged with and into Viacom. Since the merger and during the period covered by the accompanying consolidated financial statements, operations of the Company were conducted by various subsidiaries of Viacom. Viacom's acquisition of the Company in 1994 was accounted for as a purchase, and accordingly, its basis in the acquired assets and liabilities has been pushed down to Blockbuster. Viacom's initial investment and all subsequent cash advances, with the exception of cash advanced to fund the Company's international operations, have been classified as contributed capital and no interest expense or income has been allocated to the Company in the accompanying consolidated financial statements.

   As a part of the Reorganization Transactions (see discussion below), the Company purchased stock and/or assets from affiliates of Viacom with cash funded by the bank credit agreement or contributed by Viacom in order to acquire certain international operations of the Company. Advances from Viacom to Blockbuster to fund these operations have been treated as intercompany notes in the accompanying consolidated financial statements. Any difference between the recorded intercompany notes payable to Viacom and the ultimate amount of the purchase price for the stock or assets of these operations will be recognized as an adjustment to stockholder's equity.

   Prior to the Company's initial public offering (the "Offering") the following transactions were completed: (1) in late 1998 numerous U.S. subsidiaries of Viacom International Inc., a wholly owned subsidiary of Viacom, each of which were directly or indirectly involved in the Company's operations, were merged with and into the Company, (2) on December 31, 1998 the Company declared a $1.4 billion dividend payable to Viacom International Inc. which has been reflected as an interest-bearing note in the accompanying consolidated balance sheet, (3) effective on or about June 23, 1999, the Company purchased certain international operations of the Company from affiliates of Viacom, (4) effective June 21, 1999, the Company entered into a term and revolving credit agreement with a syndicate of lenders which was used to fund debt owed to Viacom and to pay a portion of the purchase price to acquire certain international operations from affiliates of Viacom, and (5) effective August 3, 1999, the Company was recapitalized with Class A common stock and Class B common stock of which 144,000,000 shares of Class B common stock were simultaneously issued to Viacom International Inc. in exchange for 100 shares of common stock of the Company. These transactions are collectively referred to as the Reorganization Transactions.

   The Company expects to offer Class A common stock in the Offering. Immediately following the Offering, Viacom will own none of the outstanding shares of the Class A common stock and 100% of the outstanding shares of the Class B common stock, which will represent no less than 80% of the combined voting interest of the Company's then outstanding common stock. Viacom has expressed its current intention to achieve a complete

                               BLOCKBUSTER INC.

            (Tabular dollars in millions, except per share amounts)


Note 1 -- Description of Business and Basis of Presentation -- (continued)

separation between the Company and itself through a subsequent stock split-off or other back-up distribution. Viacom has the sole discretion to determine the timing and all terms of the split-off or other back-up distribution, and is under no obligation to effect such separation. There can be no assurance as to whether or when such a separation will occur, or as to the terms of such separation.

   The accompanying consolidated financial statements are presented on a carve-out basis and reflect the historical results of operations, financial position and cash flows of the Company including entities owned by Blockbuster or purchased from affiliates of Viacom in the case of certain of its international operations. In this context, no historical direct ownership relationship existed among all the various entities comprising Blockbuster; accordingly, Viacom and its subsidiaries' net investment in Blockbuster is included in stockholder's equity in the consolidated financial statements.

   For all periods presented, certain expenses reflected in the consolidated financial statements include allocation of corporate expenses from Viacom (see
Note 10). All such costs and expenses have been deemed to have been paid by the Company to Viacom in the period in which the costs were recorded. Allocations of current income taxes receivable or payable are deemed to have been remitted, in cash, by or to Viacom in the period the related income taxes were recorded. Management believes that the foregoing allocations were made on a reasonable basis; however, the allocations of costs and expenses do not necessarily indicate the costs that would have been or will be incurred by the Company on a stand-alone basis. Also, the consolidated financial statements may not necessarily reflect the financial position, results of operations and cash flows of the Company in the future or what the financial position, results of operations or cash flows would have been if the Company had been a separate, stand-alone company during the periods presented.

Note 2 -- Summary of Significant Accounting Policies

   Use of Estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could subsequently differ from those estimates.

   Principles of Consolidation

   The consolidated financial statements include the accounts of the Company and investments of more than 50% in subsidiaries and other entities. Investments in affiliated companies over which the Company has a significant influence or ownership of more than 20% but less than or equal to 50% are accounted for under the equity method. Investments of 20% or less are accounted for under the cost method. All significant intercompany transactions have been eliminated.

   Cash and Cash Equivalents

   Cash equivalents are defined as short-term (original maturities of three months or less) highly liquid investments.

   Merchandise Inventories

   Merchandise inventories consist primarily of prerecorded videocassette retail inventory, video games and confectionery items and is stated at the lower of cost or market. Merchandise inventory costs are determined using the weighted average method, the use of which approximates the first-in, first-out basis.

                               BLOCKBUSTER INC.

            (Tabular dollars in millions, except per share amounts)


Note 2 -- Summary of Significant Accounting Policies -- (continued)

   Rental Library, Net

   Effective April 1, 1998, Blockbuster adopted an accelerated method of amortizing the videocassette and game rental library in order to more closely match expenses in proportion with anticipated revenues from revenue sharing agreements (see Note 3).

   Rental library and related accumulated amortization at December 31 are as follows:

                                                                1997     1998
                                                              -------- --------
   Rental library............................................ $1,742.8 $2,011.5
   Less: accumulated amortization............................  1,008.3  1,570.3
                                                              -------- --------
   Rental library, net....................................... $  734.5 $  441.2
                                                              ======== ========

   Rental amortization expense, excluding the charge (see Note 3), approximated $617.2 million (1996), $799.9 million (1997) and $711.6 million
(1998).

   Property and Equipment

   Property and equipment is stated at cost. Depreciation expense is computed principally by the straight-line method over the estimated useful lives as follows:

   Building................................................... 25 to 31.5 years
   Building improvements...................................... 10 years
   Leasehold improvements..................................... 4 to 10 years
   Equipment and other........................................ 3 to 10 years
   Furniture and fixtures..................................... 3 to 10 years

   Balances of major classes of assets and accumulated depreciation at December 31 are as follows:

                                                                 1997    1998
                                                               -------- -------
   Land, building and building improvements................... $   64.6 $  56.3
   Leasehold improvements.....................................    563.2   637.7
   Equipment and other........................................    347.6   386.2
   Furniture and fixtures.....................................    308.7   294.0
   Capital leases.............................................    244.4   248.3
                                                               -------- -------
     Total....................................................  1,528.5 1,622.5
   Less: accumulated depreciation.............................    443.3   627.2
                                                               -------- -------
   Property and equipment, net                                 $1,085.2 $ 995.3
                                                               ======== =======

   Maintenance and repair costs are charged to expense as incurred. Improvements that extend the useful life of the assets are capitalized. Depreciation expense, including capital lease amortization, was $165.5 million
(1996), $253.8 million (1997) and $212.7 million (1998). Depreciation expense related to capital leases was $31.7 million (1996), $30.6 million (1997) and $29.7 million (1998).

                               BLOCKBUSTER INC.

            (Tabular dollars in millions, except per share amounts)


Note 2 -- Summary of Significant Accounting Policies -- (continued)

   Intangibles

   Intangible assets at December 31 consist of the following:

                                                                1997     1998
                                                              -------- --------
   Goodwill.................................................. $6,721.5 $6,752.7
   Trademarks................................................     11.7     11.8
                                                              -------- --------
     Total...................................................  6,733.2  6,764.5
   Less: accumulated amortization............................    540.5    708.9
                                                              -------- --------
   Intangibles, net                                           $6,192.7 $6,055.6
                                                              ======== ========


   The cost of acquired businesses in excess of the fair value of tangible assets and liabilities acquired ("goodwill"), which principally relates to Viacom's acquisition of the Company and the resulting pushdown of goodwill associated with the transaction, is amortized using the straight-line method over estimated useful lives not exceeding 40 years. Amortization expense related to intangible assets was $166.2 million (1996), $168.7 million (1997) and $170.2 million (1998).

   Trademarks are amortized on a straight-line basis over the estimated remaining economic lives, not exceeding 40 years.

   Fair Value of Financial Instruments

   At December 31, 1997 and 1998, the Company's carrying value of financial instruments approximates fair value due to the short-term maturities of these instruments or variable rates of interest. During 1996, 1997 and 1998, no financial instruments were held or issued for trading purposes.

   Impairment of Long-Lived Assets

   In 1996, the Company adopted Statement of Financial Accounting Standards ("SFAS") 121 ("SFAS 121"), "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of." SFAS 121 requires that the Company assess long-lived assets (primarily property, plant and equipment and goodwill) for impairment whenever there is an indication that the carrying amount of the assets may not be recoverable. Recoverability is determined by comparing the forecasted undiscounted cash flows generated by these assets to the assets' net carrying value. The amount of impairment loss, if any, will generally be measured as the difference between the net book value of the assets and their estimated fair value. Impairment review of long-lived assets associated with the Company's stores is performed on a market-by-market basis.

   Advertising Expenses

   Advertising costs are expensed the first time the advertising takes place.

   Gift Card Liability

   Gift card liabilities are recorded at the time of sale with the costs of designing, printing and distributing the cards recorded as expense as incurred. The liability is relieved and revenue recognized upon redemption of the gift cards at any Blockbuster video store.

                               BLOCKBUSTER INC.

            (Tabular dollars in millions, except per share amounts)


Note 2 -- Summary of Significant Accounting Policies -- (continued)

   Revenue Recognition

   Revenues are generally recognized at the time of sale or rental. Rental revenue includes sales of previously viewed videocassettes and previously played video games.

   Foreign Currency Translation and Transactions

   The financial statements of the Company's foreign operations were prepared in their respective local currencies and translated into U.S. dollars for reporting purposes. The assets and liabilities are translated at exchange rates in effect at the balance sheet date, while results of operations are translated at average exchange rates for the respective periods. The cumulative effects of exchange rate changes on net assets are included as a part of accumulated other comprehensive loss in 1996, 1997 and 1998. Net foreign currency transaction gains and losses were not significant for any of the years presented, except for 1997, in which the Company recognized a gain of approximately $8.0 million, which is included in general and administrative expenses in the Consolidated Statements of Operations.

   Hedging Activity

   The Company has historically been considered in Viacom's overall risk management strategy. As a part of this strategy, Viacom uses certain financial instruments to reduce its exposure to adverse movements in foreign-exchange rates. Viacom allocates to the Company the income and expense associated with certain of these financial instruments used to hedge foreign currency movements. Allocated net expense and the related notional amounts for these financial instruments were immaterial in all years presented.

   The Company is exposed to credit loss in the event of nonperformance by counterparties to the financial instrument contracts. However, the Company does not anticipate nonperformance by the other parties and no material loss would be expected from their nonperformance.

   Capitalized Software Costs

   The Company capitalizes qualifying costs related to developing or obtaining internal-use software. Capitalization of costs begins after the conceptual formulation stage has been completed. Capitalized costs are depreciated over the estimated useful life of the software which ranges between three and five years. Capitalized costs at December 31, 1997 and 1998 totaled $10.6 million and $11.1 million, net of accumulated depreciation of $7.0 million and $10.5 million, respectively. In January 1998, the American Institute of Certified Public Accountants (the "AICPA") issued Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" ("SOP 98-1"). SOP 98-1 becomes effective for all fiscal years beginning after December 15, 1998. The Company's policy falls within the guidelines of SOP 98-1.

   Start-Up Costs

   In April 1998, the AICPA issued Statement of Position 98-5, "Reporting on the Costs of Start-Up Activities" ("SOP 98-5"). SOP 98-5 becomes effective for all fiscal years beginning after December 15, 1998. The Company's policy falls within the guidelines of SOP 98-5.

   Income Taxes

   Income taxes are provided based on the liability method of accounting pursuant to SFAS 109, "Accounting for Income Taxes" ("SFAS 109"). Deferred income taxes are recorded to reflect the tax benefit and

                               BLOCKBUSTER INC.

            (Tabular dollars in millions, except per share amounts)


Note 2 -- Summary of Significant Accounting Policies -- (continued)

consequences of future years' differences between the tax bases of assets and liabilities and their financial reporting basis. The Company records a valuation allowance to reduce deferred tax assets if it is more likely than not that some portion or all of the deferred tax assets will not be realized.

   Net Income (Loss) Per Share

   As described in Note 1, the Company was recapitalized to provide for Class A common stock and Class B common stock. In accordance with SEC Staff Accounting Bulletin No. 98, the capitalization of Class B common stock has been retroactively reflected for the purposes of presenting historical net income (loss) per share for periods prior to the Offering.

   Unaudited pro forma basic and diluted net income (loss) per share includes the shares of both Class A and Class B common stock assumed to be outstanding as of the date of the Offering. Unaudited pro forma basic and diluted net income (loss) per share are the same since there are currently no Company options outstanding. Pro forma basic and diluted net income (loss) per share have been presented for the most recent annual period.

   Comprehensive Income (Loss)

   Effective January 1, 1998 the Company adopted SFAS 130, "Reporting Comprehensive Income" ("SFAS 130"), effective for fiscal years beginning after December 15, 1997. SFAS 130 establishes standards for reporting and display of comprehensive income (loss) and its components in financial statements. Comprehensive income is defined as the change in equity (net assets) of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. It consists of net income (loss) and other gains and losses affecting stockholder's equity that, under generally accepted accounting principles, are excluded from net income, such as unrealized gains and losses on investments available for sale, foreign currency translation gains and losses and minimum pension liability. Currency translation is the only item of other comprehensive income impacting the Company. There is no tax effect associated with comprehensive income (loss) as the foreign currency translation adjustments are associated with operations located in foreign jurisdictions with operating losses.

   Segment Information and Pension Disclosures

   In June 1997, the FASB issued SFAS 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131"), effective for fiscal years beginning after December 15, 1997. SFAS 131 establishes revised standards for public companies relating to the reporting of financial and descriptive information about their operating segments in financial statements. In February 1998, the FASB issued SFAS 132, "Employer's Disclosures about Pensions and Other Post Retirement Benefits" ("SFAS 132"), which is effective for fiscal years beginning after December 15, 1997. SFAS 132 standardizes the disclosure requirements for pension and other post-retirement benefits and requires additional information on benefit obligations and the fair value of plan assets. Implementation of SFAS 131 and SFAS 132 have not had a material effect on the consolidated financial statements as currently presented.

   Recent Accounting Pronouncements

   In June 1998, the FASB issued SFAS 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). This new accounting standard will require that derivative instruments be measured at fair value

                               BLOCKBUSTER INC.

            (Tabular dollars in millions, except per share amounts)


Note 2 -- Summary of Significant Accounting Policies -- (continued)

and recognized in the balance sheet as either assets or liabilities, as the case may be. The treatment of changes in the fair value of a derivative (i.e., gains and losses) will depend on its intended use and designation. Gains and losses on derivatives designated as hedges against the cash flow effect of a forecasted transaction will initially be reported as a component of comprehensive income and, subsequently, reclassified into income when the forecasted transaction affects income. Gains and losses on all other forms or derivatives will be recognized in income in the period of change. The Company will adopt SFAS 133 effective January 1, 2001 and anticipates that its adoption will not have a material effect on its consolidated financial statements.

Note 3 -- Change in Accounting Method for Rental Library

   Effective April 1, 1998, Blockbuster adopted an accelerated method of amortizing videocassette and game rental library. Blockbuster has adopted this new method of amortization because it has implemented a new business model, including revenue sharing agreements with Hollywood studios, which has dramatically increased the number of videocassettes in the stores and is satisfying consumer demand over a shorter period of time. Revenue sharing allows Blockbuster to purchase videocassettes at a lower product cost than the traditional buying arrangements, with a percentage of the net rental revenues shared with the studios over a contractually determined period of time. As the new business model results in a greater proportion of rental revenue over a shorter period of time, Blockbuster has changed its method of amortizing rental library in order to more closely match expenses in proportion with the anticipated revenues to be generated therefrom.

   Pursuant to the new accounting method, the Company records base stock videocassettes (generally less than five copies per title for each store) at cost and amortizes a portion of these costs on an accelerated basis over three months, generally to $8 per unit, with the remaining base stock videocassette cost amortized on a straight-line basis over 33 months to an estimated $4 salvage value. The cost of non-base stock videocassettes (generally greater than four copies per title for each store) are amortized on an accelerated basis over three months to an estimated $4 salvage value. Video games are amortized on an accelerated basis over a 12-month period to an estimated $10 salvage value. Revenue sharing payments are expensed when revenues are earned pursuant to the applicable contractual arrangements.

   The new method of accounting has been applied to the rental library that was held at April 1, 1998. The adoption of the new method of amortization has been accounted for as a change in accounting estimate effected by a change in accounting principle and, accordingly, the Company recorded a non-cash pre-tax charge of $424.3 million to cost of rental revenues. The charge represents an adjustment to the carrying value of the rental tapes due to the new method of accounting.

   The Company believes that the new amortization method developed for Blockbuster's new business model will result in a better matching of revenue and expense recognition. Under the new model, cost of sales attributable to videocassettes is comprised of revenue sharing payments, which are expensed when the related revenue is recognized, amortization of product costs and residual values of previously viewed tapes and games upon sale.

   Prior to April 1, 1998 videocassette rental library was recorded at cost and amortized over its estimated economic life. Base stock videocassettes (generally 1 to 4 copies per title for each store) were amortized over 36 months on a straight-line basis. Non-base stock videocassettes (generally the fifth and succeeding copies per title for each store) were amortized over six months on a straight-line basis. Video game library was amortized on a straight-line basis over a period of 12 to 24 months.

                               BLOCKBUSTER INC.

            (Tabular dollars in millions, except per share amounts)


Note 4 -- Special Item Charges and Restructuring

   During the second quarter of 1997, the Company shifted its strategic emphasis from retailing a broad assortment of merchandise to focusing on its core rental business. Rationalization of the retail product lines such as sell through video, confectionery items, literature, music and fashion merchandise allowed the Company to devote more management time and attention, as well as retail floor selling space, to its rental video and game business. In addition, as part of its efforts to improve the performance of its operations, the Company adopted a plan to close consistently underperforming stores primarily located in the United States, United Kingdom and Australia and to exit the German market. The Company also recognized a charge associated with its joint venture operations in Japan.

   As a result, the Company recorded a pre-tax charge of approximately $250 million (the "Charge"). The Charge consisted principally of $100.8 million recognized as cost of merchandise sold for a reduction in the carrying value of excess merchandise inventories, $69.6 million for the reorganizing of operations and closing of underperforming stores and $39.3 million recognized as general and administrative expenses, primarily related to additional relocation costs incurred in connection with the move of the Company's employees, corporate offices and data center from Fort Lauderdale, Florida to Dallas, Texas. In addition, the Charge consisted of $29.4 million, recognized as part of the equity in loss of affiliated companies, associated with the Company's debt guarantee of joint venture operations in Japan. Through December 31, 1998, the Company has fully satisfied its obligations related to the debt guarantee.

   The $69.6 million charge is comprised of a $41.8 million non-cash impairment charge associated with long-lived assets and a $27.8 million charge for lease exit obligations. These amounts have been recognized as depreciation expense and general and administrative expense, respectively. Through December 31, 1998, the Company has paid and charged approximately $12.8 million against the lease exit obligations.

   Also in the second quarter of 1997, as part of the Company's strategic initiatives, management made the decision to dispose of certain investments that did not relate to the Company's core business. The Company recognized a non-cash charge of $27.1 million to write down these non-strategic investments to their net realizable value. This charge is reflected in "Other items, net" in the Consolidated Statements of Operations.

   During 1998, the Company revised its estimate of net realizable value associated with certain investments referred to above. An additional provision of approximately $10.5 million was recognized in the fourth quarter to reflect this change in estimate and was included in "Other items, net."

   During the fourth quarter of 1996, the Company adopted a plan to relocate its corporate headquarters from Fort Lauderdale to Dallas and eliminate third party distributors. As a result of such plan, the Company recognized a restructuring charge of approximately $50.2 million. The restructuring charge reflects a $25.0 million reserve for estimated severance benefits payable to approximately 650 employees who did not relocate to Dallas. The Company, through the restructuring charge, also recognized $11.6 million of other costs of exiting Fort Lauderdale (primarily related to the disposition of its corporate headquarters) and $13.6 million for eliminating third party distributors. The Company's relocation to Dallas was completed during the second quarter of 1997 at which time the Company recorded additional period costs associated with the move, as discussed above. Through December 31, 1998, the Company paid and charged approximately $25.0 million against the severance liability and approximately $11.4 million against the Fort Lauderdale exit costs.

                               BLOCKBUSTER INC.

            (Tabular dollars in millions, except per share amounts)


Note 5 -- Stock Option Plans

   Certain of the Company's employees have been granted Viacom stock options under Viacom's Long-term Incentive Plans (the "Plans"). The purpose of the Plans is to benefit and advance the interests of Viacom by rewarding certain key employees for their contributions to the financial success of Viacom and thereby motivating them to continue to make such contributions in the future. The Plans provide for fixed grants of equity-based interests pursuant to awards of phantom shares, stock options, stock appreciation rights, restricted shares or other equity-based interests and for subsequent payments of cash with respect to phantom shares or stock appreciation rights based, subject to certain limits, on their appreciation in value over stated periods of time. The stock options generally vest over a four to six year period from the date of grant and expire 10 years after the date of grant.

   The Company has adopted the disclosure-only provisions of SFAS 123, "Accounting for Stock-Based Compensation". In accordance with the provisions of SFAS 123, the Company applies Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" and related interpretations in accounting for the Plans and accordingly, does not recognize compensation expense for its stock option plans because Viacom typically does not issue options at exercise prices below the market value at date of grant. Had compensation expense for Viacom's stock option plans applicable to the Company's employees been determined based upon the fair value at the grant date for awards consistent with the methodology prescribed by SFAS 123, the Company's consolidated pretax income would have decreased by $1.6 million ($1.0 million after tax or $0.01 per basic and diluted share), $2.2 million ($1.4 million after tax or $0.01 per basic and diluted share) and $4.1 million ($2.6 million after tax or $0.02 per basic and diluted share) in 1996, 1997 and 1998, respectively. These pro forma effects may not be representative of expense in future periods since the estimated fair value of stock options on the date of grant is amortized to expense over the vesting period. Additional options may be granted in future years. Options issued prior to January 1, 1995 were excluded from the computation.

   The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

                                                            1996   1997   1998
                                                            -----  -----  -----
   Expected dividend yield (a).............................   --     --     --
   Expected stock price volatility......................... 32.65% 31.75% 32.72%
   Risk-free interest rate.................................  6.43%  6.04%  5.46%
   Expected life of options (years)........................   6.0    6.0    6.0

--------
(a) Viacom has not declared any cash dividends on its common stock for any of the periods presented and has no present intention of so doing.

   On February 25, 1999, the Board of Directors of Viacom declared a 2-for-1 common stock split, effected in the form of a dividend. The additional shares were issued on March 31, 1999 to shareholders of record on March 15, 1999. All stock options and per share amounts have been adjusted to reflect the stock split for all periods presented.

   The weighted-average fair value of each option as of the grant date was $8.13, $6.59 and $12.89 in 1996, 1997 and 1998, respectively.

                                BLOCKBUSTER INC.

            (Tabular dollars in millions, except per share amounts)


Note 5 -- Stock Option Plans -- (continued)

   The following table summarizes stock option activity under the various plans as it relates to Blockbuster's employees:

                                                      Options   Weighted-Average
                                                    Outstanding  Exercise Price
                                                    ----------- ----------------
   Balance at December 31, 1995.................... 20,398,918       $15.49
     Granted.......................................  1,155,600        18.23
     Exercised.....................................  7,039,854        15.15
     Canceled......................................  1,333,634        16.90
                                                    ----------
   Balance at December 31, 1996.................... 13,181,030        15.77
     Granted.......................................  2,596,000        15.32
     Exercised.....................................  2,778,348        14.58
     Canceled......................................  2,766,482        15.76
                                                    ----------
   Balance at December 31, 1997.................... 10,232,200        15.98
     Granted.......................................    506,320        30.31
     Exercised.....................................  7,102,920        14.39
     Canceled......................................    414,356        16.00
                                                    ----------
   Balance at December 31, 1998....................  3,221,244       $21.75
                                                    ==========       ======

   The following table summarizes information concerning currently outstanding and exercisable Viacom stock options issued to Blockbuster employees at December 31, 1998:

                              Outstanding                       Exercisable
                 ----------------------------------------- ----------------------
                                Remaining     Weighted-              Weighted-
   Range of                    Contractual     Average                Average
Exercise Prices   Options      Life (Years) Exercise Price Options Exercise Price
---------------  ---------     ------------ -------------- ------- --------------
$10 to $15          20,000         8.62         $14.94         --         --
 15 to  20       2,340,540         8.47          15.46      23,398     $17.50
 20 to  25          14,000         9.01          21.47         --         --
 25 to  30             --           --             --          --         --
 30 to  35         487,320         9.61          30.57         --         --
  3 to  25 (a)     359,384 (a)     4.16          14.29     359,384      14.29
                 ---------                                 -------
                 3,221,244                                 382,782
                 =========                                 =======

--------
(a) Represents information for options assumed with the Viacom acquisition of Blockbuster.

                               BLOCKBUSTER INC.

            (Tabular dollars in millions, except per share amounts)


Note 6 -- Accrued Expenses

   The Company's accrued expenses consist of the following:

                                                                   At December
                                                                       31,
                                                                  -------------
                                                                   1997   1998
                                                                  ------ ------
   Accrued compensation.......................................... $ 42.7 $ 55.9
   Accrued gift card liability...................................   46.7   65.9
   Accrued sales tax.............................................   27.8   24.5
   Accrued property tax..........................................   27.0   38.9
   Accrued revenue sharing                                           --    38.0
   Restructuring reserve.........................................   23.4   14.2
   Store closure reserves........................................   25.3   15.0
   Assigned music liabilities (see Note 10)                          --    43.7
   Other.........................................................   74.1   65.7
                                                                  ------ ------
                                                                  $267.0 $361.8
                                                                  ====== ======

Note 7 -- Debt

   Effective February 1996, the Company, along with three other Viacom affiliates, entered into a Cdn $75 million credit facility, secured by Viacom. The Company had outstanding approximately Cdn $65.8 million of bankers acceptances as of December 31, 1997 ($47.0 million at December 31, 1997 exchange rates). Interest on outstanding borrowings is equal to the Canadian bankers acceptance rate plus 40 basis points, 3.5% and 5.1% at December 31, 1996 and 1997, respectively. Interest expense related to the Canadian facility was $.3 million and $2.0 million for the years ended December 31, 1996 and 1997, respectively.

   In March 1998, the Company entered into a ten-year term loan for Cdn $65.8 million to repay the existing credit facility. In June 1998, the note was sold to a Viacom affiliate and, accordingly, is reflected as part of notes payable to Viacom.

   Funds advanced by Viacom to the Company to fund certain international operations have been recognized as intercompany loans. These intercompany loans will be purchased and retired by the Company with borrowings from the Company's credit agreement as part of its Reorganization Transactions as described in Note 1. Interest expense charged by Viacom approximated $4.1 million, $10.1 million and $8.4 million for the years 1996, 1997 and 1998, respectively, and reflects market-based rates.

   Interest expense related to capital leases was $17.6 million, $18.7 million and $18.5 million for the years ended December 31, 1996, 1997 and 1998, respectively. See Note 12 for further information regarding capital lease obligations.

   On December 31, 1998, the Company declared a dividend in the form of an interest-bearing (London Interbank Offered Rate "LIBOR" plus 1%, 6.12% at December 31, 1998) promissory note to Viacom International Inc. in the principal amount of $1.4 billion.

Note 8 -- Viacom's Net Equity Investment

   Viacom funds the working capital requirements of the Company based upon a centralized cash management system. The Viacom's net equity investment includes accumulated equity as well as any non-interest-bearing

                               BLOCKBUSTER INC.

            (Tabular dollars in millions, except per share amounts)


Note 8 -- Viacom's Net Equity Investment -- (continued)

payable and receivable due to/from Viacom resulting from cash transfers and other intercompany activity. Viacom generally does not charge the Company interest on intercompany balances except for intercompany debt associated with certain foreign operations (see Note 7).

Note 9 -- Other Items, net

                                                                 Year Ended
                                                                December 31,
                                                              -----------------
                                                              1996  1997  1998
                                                              ----- ----- -----
   Write-down of investments (Note 4)........................ $ --  $27.1 $10.5
   Other.....................................................   --     .5   1.3
                                                              ----- ----- -----
   Total other items, net.................................... $ --  $27.6 $11.8
                                                              ===== ===== =====

Note 10 -- Related Party Transactions

   Viacom provides the Company with certain general and administrative services, including insurance, legal, treasury, financial and other corporate functions. The allocation of expenses was generally based on actual costs incurred and such costs were apportioned to the Company based upon the average of certain specified ratios of revenues and net assets. The charges for such services were $9.8 million (1996), $9.2 million (1997) and $12.5 million
(1998). Management believes that the methodologies used to allocate these charges are reasonable, however, these allocations of costs and expenses do not necessarily indicate the cash and expenses that would have been or will be incurred by the Company on a stand-alone basis. Viacom also pays insurance premiums on behalf of the Company for certain worker's compensation, property, general liability and group insurance policies. Insurance expense related to these policies was $13.2 million (1996), $13.3 million (1997) and $16.0 million (1998) and is reflected as a component of general and administrative expenses in the Consolidated Statements of Operations. See Note 13 for pension plan and additional employee benefit costs charged by Viacom to the Company. These services between Viacom and the Company will continue after the Offering pursuant to the transition services described below.

   Blockbuster and Viacom will enter into a transition services agreement whereby Viacom will provide the Company cash management, accounting, management information systems, legal, financial and tax services as well as employee benefit plan and insurance administration. These services may change upon agreement between Viacom and the Company. The fee for these services will approximate Viacom's cost and could be subject to adjustment. The Company has agreed to pay or reimburse Viacom for any out-of-pocket payments, costs and expenses associated with these services. The services agreement expires upon the closing of a split-off or backup distribution.

   The Company, through the normal course of business, is involved in transactions with companies owned by or affiliated with Viacom or certain of its board members. The Company purchases certain videocassettes for rental and sale directly from Paramount Pictures Corporation. Total purchases were $7.6 million, $77.5 million and $110.1 million for the years ended December 31, 1996, 1997 and 1998, respectively. The Company purchases certain home video games from Midway Games Inc. Total amounts paid for purchases were $8.4 million, $12.5 million and $19.1 million for the years ended December 31, 1996, 1997 and 1998, respectively.

   In conjunction with the sale by a related party of Blockbuster Music ("Music") to Wherehouse Entertainment, Inc. ("Wherehouse"), the Company assumed certain liabilities as a result of the disposition of

                               BLOCKBUSTER INC.

            (Tabular dollars in millions, except per share amounts)


Note 10 -- Related Party Transactions -- (continued)

Blockbuster Music with a corresponding reduction to Viacom's net equity investment. The nature of these liabilities was predominantly for obligations related to closed Music stores excluded from the sale and to a lesser extent certain transaction costs and various costs to complete the transition of operations from Music to Wherehouse. These liabilities at the date of assignment aggregated approximately $67 million of which $43.7 million remains in current liabilities at December 31, 1998.

   All other transactions with companies owned by or affiliated with Viacom did not have a material impact on the financial position or results of operations presented herein. See Note 7 regarding intercompany loans related to the Company's international operations.

Note 11 -- Income Taxes

   The Company has been included in consolidated federal, state and local income tax returns filed by Viacom. However, the tax benefit (expense) reflected in the Consolidated Statements of Operations and deferred tax assets and liabilities reflected in the Consolidated Balance Sheets have been prepared as if such benefits were computed on a separate return basis. The current income tax liabilities for the periods presented have been satisfied by Viacom. Any tax losses generated by the Company have been utilized by Viacom to reduce its consolidated taxable income. These amounts have been reflected in Viacom's net equity investment in the Consolidated Balance Sheets.

   The Company and Viacom will enter into a tax matters agreement which provides that subsequent to the Offering the Company will continue to be included in the Viacom U.S. federal consolidated income tax return and certain consolidated, combined and unitary state tax returns. The tax matters agreement requires the Company and Viacom to make payments to each other equal to the amount of income taxes which would be paid by the Company, subject to certain adjustments, if the Company had filed a stand-alone return for any taxable year or portion thereof beginning after the date of this offering in which the Company is included in the Viacom group. With respect to certain tax attributes such as net operating losses, tax credits and capital losses, the Company will have the right of reimbursement or offset, which will be determined based on the extent such tax attributes could be utilized by the Company if it had not been included in the Viacom group. The right to reimbursement or offset will arise regardless of whether the Company is a member of the Viacom group at the time the attributes could have been used.

   The tax matters agreement also requires the Company, if so requested by Viacom, to surrender certain tax losses of our subsidiaries that are resident in the United Kingdom for 1998 and earlier years to Viacom's United Kingdom Operations without any rights to compensation.

   The tax matters agreement specifies that Viacom will indemnify the Company against any and all tax adjustments to Viacom's consolidated federal and consolidated, combined and unitary state tax returns from September 29, 1994 through the date of the Offering.

   The net operating loss carryforwards at December 31, 1998 are primarily attributable to domestic ($8.2 million) and foreign ($42.5 million) subsidiaries of the Company. These losses are subject to certain restrictions and limitations in accordance with domestic and foreign tax laws. A valuation allowance has been provided primarily related to foreign loss carryforwards and certain foreign restructuring reserves as the Company believes that it is more likely than not that these tax benefits will not be realized. Of the total amount, $27.5 million has no expiration date, $0.7 million expires in 1998, $1.1 million expires in 1999 and $21.4 million expires thereafter.

                               BLOCKBUSTER INC.

            (Tabular dollars in millions, except per share amounts)


Note 11 -- Income Taxes -- (continued)

   Losses accounted for under the equity method of accounting are shown net of tax in the Consolidated Statements of Operations. Included in equity in loss of affiliated companies, net of tax of $4.0 million (1996), $18.9 million
(1997) and $1.3 million (1998) are tax benefits of $0.5 million and $12.7 million for 1996 and 1997, respectively, and a tax provision of $0.2 million for 1998.

   Income (loss) before income taxes are attributable to the following jurisdictions:

                                                        Year Ended December
                                                                31,
                                                       ------------------------
                                                        1996    1997     1998
                                                       ------  -------  -------
   United States...................................... $283.3  $(167.3) $(313.6)
   Foreign............................................  (34.1)  (102.0)   (81.1)
                                                       ------  -------  -------
                                                       $249.2  $(269.3) $(394.7)
                                                       ======  =======  =======

   Components of the income tax benefit (expense) are as follows:

                                                         Year Ended December
                                                                 31,
                                                         ----------------------
                                                          1996     1997   1998
                                                         -------  ------  -----
   Current:
     Federal............................................ $(119.1) $ 89.7  $51.2
     State and local....................................   (19.4)    3.4    3.0
     Foreign............................................    (3.5)   (1.6)  (2.9)
                                                         -------  ------  -----
                                                          (142.0)   91.5   51.3
   Deferred.............................................   (25.4) (121.5)   8.1
                                                         -------  ------  -----
                                                         $(167.4) $(30.0) $59.4
                                                         =======  ======  =====

   A reconciliation of the U.S. federal statutory tax rate to the Company's effective tax rate on income (loss) before income taxes is as follows:

                                                 Year Ended December 31,
                                                ----------------------------
                                                 1996      1997       1998
                                                -------  --------   --------
   Statutory U.S. tax provision (benefit)
    rate.......................................    35.0%    (35.0)%    (35.0)%
   Amortization of non-deductible goodwill.....    24.1      23.5       15.6
   State and local taxes, net of federal tax
    benefit....................................     1.7      (1.6)      (4.1)
   Effect of foreign operations................     7.1      23.9        8.6
   Other, net..................................     (.7)       .3        (.1)
                                                -------  --------   --------
   Effective tax provision (benefit) rate......    67.2%     11.1%     (15.0)%
                                                =======  ========   ========

                               BLOCKBUSTER INC.

            (Tabular dollars in millions, except per share amounts)


Note 11 -- Income Taxes -- (continued)

   The following is a summary of the deferred tax accounts in accordance with SFAS 109:

                                                                December 31,
                                                                --------------
                                                                 1997    1998
                                                                ------  ------
   Deferred tax assets:
   Reserves and accrued liabilities...........................  $ 39.8  $ 38.6
   Book-tax basis differences in rental library and other
    assets....................................................     --     60.1
   Book-tax basis differences in investments..................    17.9    10.7
   Net operating loss carryforwards...........................    50.2    50.7
                                                                ------  ------
   Total deferred tax assets..................................   107.9   160.1
   Less: Valuation allowance..................................   (67.1)  (67.6)
                                                                ------  ------
   Net deferred tax assets....................................    40.8    92.5
                                                                ------  ------
   Deferred tax liabilities:
   Deferred expenses..........................................     --    (13.6)
   Book-tax basis differences in rental library and other
    assets....................................................    (2.8)    --
                                                                ------  ------
   Total deferred tax liabilities.............................    (2.8)  (13.6)
                                                                ------  ------
   Total net deferred tax assets..............................  $ 38.0  $ 78.9
                                                                ======  ======

Note 12 -- Commitments and Contingencies

   The Company has long-term noncancelable lease commitments for various real and personal property and office space which expire at various dates. Certain leases contain renewal and escalation clauses. Generally, leases are five to ten years with extended renewal options.

   At December 31, 1998, minimum rental payments under noncancelable leases are as follows:

                                                              Operating Capital
                                                              --------- -------
   1999...................................................... $  369.9  $ 47.6
   2000......................................................    319.3    39.3
   2001......................................................    262.6    32.0
   2002......................................................    210.8    28.0
   2003......................................................    183.2    27.0
   2004 and thereafter.......................................    601.5    43.8
                                                              --------  ------
   Total minimum lease payments.............................. $1,947.3  $217.7
                                                              ========
   Less amount representing interest.........................            (56.7)
                                                                        ------
   Present value of net minimum payments.....................           $161.0
                                                                        ======

   Rent expense was $269.8 million (1996), $355.3 million (1997) and $409.8 million (1998). Subtenant rental income was $5.0 million (1996), $4.8 million
(1997) and $5.6 million (1998). Future minimum lease payments have not been reduced by future minimum subtenant rental income of $30.6 million. No contingent rentals were paid during the three years ended December 31, 1998.

   In October 1998, Music stores were sold to Wherehouse. Certain of the leases transferred in connection with this sale had previously been guaranteed either by Viacom or its affiliates. The remaining lease terms expire

                               BLOCKBUSTER INC.

            (Tabular dollars in millions, except per share amounts)


Note 12 -- Commitments and Contingencies -- (continued)

through various dates through 2007. Blockbuster has agreed to indemnify Viacom with respect to any amount paid under these guarantees. At the time of sale, the contingent liability for base rent approximated $84 million, on an undiscounted basis, with respect to these guarantees. The Company has not recognized any reserves related to this contingent liability in the accompanying consolidated financial statements. If Wherehouse defaults, related losses could materially affect future operating income.

   Pursuant to the tax matters agreement, the Company will generally be responsible for, among other things, any taxes imposed on Viacom or its Subsidiaries as a result of the split-off failing to qualify as a tax-free transaction on account of any breach of the Company's representations or agreements or any action or failure to act by the Company or any transaction involving the Company's assets, stock or business (regardless of whether such transaction is within its control) following the split-off.

   The Company is a defendant from time to time in lawsuits incidental to its business. Based on currently available information, the Company believes that resolution of these known contingencies would not have a material adverse impact on the Company's financial statements or liquidity. However, there can be no assurances that future costs would not be material to results of operations or liquidity of the Company for a particular future period. In addition, the Company's estimates of future costs are subject to change as circumstances change and additional information becomes available during the course of litigation.

Note 13 -- Pension Plans and Other Employee Benefits

   Viacom has a noncontributory defined benefit pension plan covering substantially all of its employees, including the employees of the Company during 1996, 1997 and 1998. Retirement benefits are based principally on years of service and salary. Viacom also offers participation in a 401(k) savings plan to the employees of the Company and has charged the Company for pension and 401(k) savings plan expenses of $4.6 million (1996), $4.6 million (1997) and $5.3 million (1998).

   Viacom also provides other employee benefits to the Company's employees, including certain postemployment benefits, medical, dental, life and disability insurance costs.

   Management believes that the methodologies used to allocate pension and other employee benefit charges to the Company are reasonable.

   Viacom intends to spin off a Blockbuster Entertainment Investment Plan from the Viacom Investment Plan, the provisions of which will mirror those of the Viacom Investment Plan. The Company will continue to invest matching contributions in Viacom's Class B common stock.

Note 14 -- Acquisitions

   During 1996, 1997 and 1998, the Company acquired or invested in several businesses that own and operate videocassette rental stores. The aggregate purchase price, consisting of cash consideration, for these businesses approximated $154.4 million (1996), $79.0 million (1997) and $34.2 million
(1998) and was primarily allocated to video rental library, property and equipment, and intangible assets.

   All acquisitions were accounted for under the purchase method and, accordingly, the operating results of the acquired businesses are included in the consolidated results of operations of the Company since their respective date of acquisition. Pro forma results of operations have not been presented due to the immateriality of the acquisitions.

                                BLOCKBUSTER INC.

            (Tabular dollars in millions, except per share amounts)


Note 15 -- Equity Investments

   The Company has a 50% interest in a joint venture located in Japan which owns and operates videocassette rental stores. As discussed in Note 4, during 1997 the Company recognized a charge of $29.4 million (approximately $17.6 million net of tax) related to debt guarantees in recognition of the joint venture's financial condition. The Company has also recognized its proportionate share of this joint venture's net operating loss to the extent of its investment which were as follows: $11.9 million (1996) and $12.1 million
(1997). Through December 31, 1998, the Company had fully satisfied its obligations related to its Japan debt guarantees. As of December 31, 1997 and 1998, the Company had no remaining net investment in its Japan joint venture and intends to dispose of its interest in this joint venture in 1999.

Note 16 -- Supplemental Cash Flow Information

   Cash flows from operating activities included cash payments as follows:

                                                                 Year Ended
                                                                December 31,
                                                              -----------------
                                                              1996  1997  1998
                                                              ----- ----- -----
   Cash payments for interest................................ $17.9 $20.4 $27.2

   Supplemental schedule of non-cash financing and investing
    activities:
     Retail stores acquired under capitalized leases......... $40.6 $14.4 $ 3.8

   On December 31, 1998, the Company declared a cash dividend in the amount of $1.4 billion payable to Viacom in the form of an interest-bearing promissory note to Viacom International Inc.

   All income tax obligations have been satisfied by Viacom as the Company has been included in Viacom's consolidated tax return.

Note 17 -- Operations by Geographic Area

   The Company operates in one industry segment: rental and retail sales of videocassettes, video games and other entertainment related merchandise. The principal geographic areas of the Company's operations are the United States and Europe. Operations in Latin America, Australia, Canada and Asia are classified in "International-all other".

                               BLOCKBUSTER INC.

            (Tabular dollars in millions, except per share amounts)


Note 17 -- Operations by Geographic Area -- (continued)

   The following table shows revenues and long-lived assets by geographic area. Transfers between geographic areas were not significant.

                                                     Year Ended or at December
                                                                31,
                                                     --------------------------
                                                       1996     1997     1998
                                                     -------- -------- --------
   Revenues:
     United States.................................. $2,427.9 $2,611.5 $3,090.1
     Europe.........................................    259.1    355.9    427.9
     International-all other........................    255.1    346.2    375.4
                                                     -------- -------- --------
       Total revenues............................... $2,942.1 $3,313.6 $3,893.4
                                                     ======== ======== ========
   Long-lived assets(1):
     United States(2)............................... $7,484.6 $7,395.5 $6,942.2
     Europe.........................................    371.2    380.9    362.8
     International-all other........................    306.4    295.4    245.6
                                                     -------- -------- --------
       Total long-lived assets...................... $8,162.2 $8,071.8 $7,550.6
                                                     ======== ======== ========

--------
(1) Includes all non-current assets, except deferred income taxes.
(2) Includes substantially all intangible assets.

Note 18 -- Quarterly Financial Data (unaudited)

   Summarized quarterly financial data for 1997 and 1998 appears below:

                                 First   Second    Third    Fourth    Total
                                Quarter  Quarter  Quarter  Quarter     Year
                                -------  -------  -------  --------  --------
1997(1)
Revenue........................ $823.8   $ 765.3  $817.7   $  906.8  $3,313.6
Gross profit................... $538.3   $ 370.5  $504.5   $  539.8  $1,953.1
Net income (loss).............. $(19.3)  $(227.3) $(37.8)  $  (33.8) $ (318.2)
Net income (loss) per share:
 Basic and diluted............. $(0.13)  $ (1.58) $(0.26)  $  (0.23) $  (2.21)
1998(2)
Revenue........................ $931.2   $ 890.0  $985.4   $1,086.8  $3,893.4
Gross profit................... $604.6   $ 100.2  $591.7   $  640.5  $1,937.0
Net income (loss).............. $ 15.8   $(318.0) $(21.5)  $  (12.9) $ (336.6)
Net income (loss) per share:
 Basic and diluted............. $ 0.11   $ (2.21) $(0.15)  $  (0.09) $  (2.34)

--------
(1) The second quarter of 1997 included a pre-tax charge of approximately $250 million principally representing a reduction in the carrying value of excess retail inventory and a reserve for the reorganization of international operations and closing of under performing stores in domestic and international markets as well as additional expenses associated with the Company's corporate relocation (see Note 4). In addition, the Company recognized a non-cash charge of $27.1 million to write down certain non-strategic investments to their estimated net realizable value.
(2) The second quarter of 1998 included a $424.3 million charge for a change in estimate effected by a change in accounting principle for rental library. During the fourth quarter of 1998, the Company revised its estimate of net realizable value associated with the planned disposition of certain non-strategic investments and recognized an additional provision of approximately $10.5 million (See Notes 3 and 4).

                                BLOCKBUSTER INC.

                 INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

                                  (Unaudited)

                    (In millions, except per share amounts)

                                                            Nine Months Ended
                                                              September 30,
                                                            ------------------
                                                              1998      1999
                                                            --------  --------
Revenues:
  Rental revenues.......................................... $2,341.4  $2,790.7
  Merchandise sales........................................    423.0     413.5
  Other revenues...........................................     42.2      63.3
                                                            --------  --------
                                                             2,806.6   3,267.5
                                                            --------  --------
Cost of sales:
  Cost of rental revenues..................................  1,166.1     949.0
  Cost of merchandise sold.................................    344.0     320.6
                                                            --------  --------
                                                             1,510.1   1,269.6
                                                            --------  --------
  Gross profit.............................................  1,296.5   1,997.9
Operating expenses:
  General and administrative...............................  1,271.5   1,441.8
  Advertising..............................................    125.4     182.9
  Depreciation.............................................    156.8     163.1
  Amortization of intangibles..............................    127.3     128.7
                                                            --------  --------
                                                             1,681.0   1,916.5
                                                            --------  --------
Operating income (loss)....................................   (384.5)     81.4
  Interest expense.........................................    (21.1)    (90.6)
  Interest income..........................................      3.3       1.8
  Other items, net.........................................      0.4       1.5
                                                            --------  --------
Income (loss) before income taxes..........................   (401.9)     (5.9)
  Benefit (provision) for income taxes.....................     80.0     (52.4)
  Equity in income (loss) of affiliated companies,
   net of tax..............................................     (1.8)     (4.1)
                                                            --------  --------
Net income (loss).......................................... $ (323.7) $  (62.4)
                                                            ========  ========
Net income (loss) per share:
  Basic and diluted........................................ $  (2.25) $  (0.42)
                                                            ========  ========
Weighted average shares outstanding:
  Basic and diluted........................................    144.0     149.8
                                                            ========  ========
Unaudited pro forma net income (loss) per share:
  Basic and diluted........................................           $  (0.36)
                                                                      ========
Unaudited pro forma weighted average shares outstanding:
  Basic and diluted........................................                175
                                                                      ========

       See notes to unaudited interim consolidated financial statements.

                                BLOCKBUSTER INC.

                      INTERIM CONSOLIDATED BALANCE SHEETS

                    (In millions, except per share amounts)

                                                     December 31, September 30,
                                                         1998         1999
                                                     ------------ -------------
                                                                   (Unaudited)
Assets
Current assets:
  Cash and cash equivalents.........................   $   99.0     $  122.0
  Receivables, less allowances of $22.7 (1998) and
   $10.4 (1999).....................................      124.8        114.1
  Merchandise inventories...........................      277.4        254.2
  Prepaid assets....................................      130.5        148.9
                                                       --------     --------
    Total current assets............................      631.7        639.2
Rental library, net.................................      441.2        500.6
Deferred income taxes...............................       92.5          2.6
Property and equipment, net.........................      995.3      1,098.5
Intangibles, net....................................    6,055.6      6,015.8
Other assets........................................       58.5         68.7
                                                       --------     --------
                                                       $8,274.8     $8,325.4
                                                       ========     ========
Liabilities and Stockholders' Equity
Current liabilities:
  Accounts payable..................................   $  448.6     $  368.6
  Accrued expenses..................................      361.8        360.0
  Current portion of long-term debt.................        --         157.1
  Current portion of capital lease obligations......       22.2         22.2
  Deferred income taxes.............................       13.6          8.5
                                                       --------     --------
    Total current liabilities.......................      846.2        916.4
Notes payable to Viacom.............................    1,576.4          --
Long-term debt, less current portion................        --       1,040.0
Capital lease obligations, less current portion.....      138.8        117.3
Other liabilities...................................       75.5         72.7
                                                       --------     --------
                                                        2,636.9      2,146.4
                                                       --------     --------
Commitments and contingencies (Note 7)
Stockholders' equity:
  Preferred stock, par value $.01 per share; 100.0
   shares authorized; no shares issued or
   outstanding......................................        --           --
  Class A common stock, par value $.01 per share;
   400.0 shares authorized; 31.0 shares issued and
   outstanding......................................        --           0.3
  Class B common stock, par value $.01 per share;
   500.0 shares authorized; 144.0 shares issued and
   outstanding......................................        --           1.4
  Additional paid-in capital........................        --       6,227.1
  Retained earnings (deficit).......................        --          (4.1)
  Viacom's net equity investment....................    5,695.8          --
  Accumulated other comprehensive loss--foreign
   currency translation adjustment..................      (57.9)       (45.7)
                                                       --------     --------
    Total stockholders' equity......................    5,637.9      6,179.0
                                                       --------     --------
                                                       $8,274.8     $8,325.4
                                                       ========     ========

       See notes to unaudited interim consolidated financial statements.

                                BLOCKBUSTER INC.

       INTERIM CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

                                  (Unaudited)

                                 (In millions)

                                                            Nine Months Ended
                                                              September 30,
                                                                  1999
                                                            -------------------
                                                            Shares    Amounts
                                                            -------- ----------
Class A common stock:
  Balance, beginning of year...............................     --   $      --
  Initial public offering, net proceeds....................    31.0         0.3
                                                            -------  ----------
  Balance, end of period...................................    31.0  $      0.3
                                                            -------  ----------
Class B common stock:
  Balance, beginning of year...............................     --   $      --
  Issuance of Class B common stock to Viacom...............   144.0         1.4
                                                            -------  ----------
  Balance, end of period...................................   144.0  $      1.4
                                                            =======  ==========
Additional paid-in capital:
  Balance, beginning of year...............................          $      --
  Issuance of Class B common stock to Viacom...............             5,796.7
  Initial public offering, net proceeds....................               430.4
                                                                     ----------
  Balance, end of period...................................          $  6,227.1
                                                                     ==========
Viacom's net equity investment:
  Balance, beginning of year...............................          $  5,695.8
  Other transactions with Viacom, net......................               160.6
  Net income (loss) prior to initial public offering.......               (58.3)
  Issuance of Class B common stock to Viacom...............            (5,798.1)
                                                                     ----------
  Balance, end of period...................................          $      --
                                                                     ==========
Accumulated other comprehensive loss:
  Balance, beginning of year...............................          $    (57.9)
  Other comprehensive income (loss)--foreign currency
   translation adjustment..................................                12.2
                                                                     ----------
  Balance, end of period...................................          $    (45.7)
                                                                     ==========
Retained earnings (deficit):
  Balance, beginning of year...............................          $      --
  Net income (loss) subsequent to initial public offering..                (4.1)
                                                                     ----------
  Balance, end of period...................................          $     (4.1)
                                                                     ==========
  Total stockholders' equity...............................          $  6,179.0
                                                                     ==========

       See notes to unaudited interim consolidated financial statements.

                                BLOCKBUSTER INC.

                 INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

                                  (Unaudited)

                                 (In millions)

                                                            Nine Months Ended
                                                              September 30,
                                                            -------------------
                                                              1998      1999
                                                            --------  ---------
Cash flows from operating activities:
  Net income (loss).......................................  $ (323.7) $   (62.4)
  Adjustments to reconcile net income (loss) to net cash
   flow provided by operating activities:
    Depreciation and amortization.........................   1,238.3      783.2
    Deferred income taxes.................................     (39.4)      85.0
    Equity in loss of affiliated companies, net of tax....       1.8        4.1
    Gain on sales of store operations.....................       --        (8.3)
  Change in operating assets and liabilities:
    (Increase) decrease in receivables....................      (7.7)      10.7
    (Increase) decrease in merchandise inventories........      (5.4)      25.1
    Increase in prepaid and other assets..................     (31.6)     (27.7)
    Increase (decrease) in accounts payable...............      32.6      (78.9)
    Increase (decrease) in accrued expenses and other
     liabilities..........................................      41.6       (6.6)
                                                            --------  ---------
Net cash flow provided by operating activities............     906.5      724.2
                                                            --------  ---------
Cash flows from investing activities:
  Rental library purchases................................    (611.7)    (543.1)
  Capital expenditures....................................    (108.8)    (266.7)
  Cash used for acquisitions..............................     (25.1)    (110.9)
  Proceeds from sales of store operations.................       --        18.9
  Investments in affiliated companies.....................       4.7       (1.0)
                                                            --------  ---------
Net cash flow used in investing activities................    (740.9)    (902.8)
                                                            --------  ---------
Cash flows from financing activities:
  Proceeds from new credit agreement......................       --     1,665.0
  Repayments on new credit agreement......................       --      (467.9)
  Proceeds from term loan.................................      46.6        --
  Repayment of term loan..................................     (46.6)       --
  Net borrowings from (repayments of) notes due to
   Viacom.................................................      34.2   (1,576.4)
  Net proceeds from the issuance of common stock..........       --       430.7
  Capital lease payments..................................     (26.4)     (26.4)
  (Repayments to) capital contribution from Viacom, net...    (216.7)     176.8
                                                            --------  ---------
Net cash flow (used in) provided by financing activities..    (208.9)     201.8
                                                            --------  ---------
Effect of exchange rate changes on cash...................      (2.2)      (0.2)
                                                            --------  ---------
Net (decrease) increase in cash and cash equivalents......     (45.5)      23.0
Cash and cash equivalents at beginning of year............     129.6       99.0
                                                            --------  ---------
Cash and cash equivalents at end of period................  $   84.1  $   122.0
                                                            ========  =========
Supplemental cash flow information:
  Cash payments for interest..............................  $   17.5  $    81.0
Non-cash investing and financing activities:
  Property and equipment acquired under capitalized
   leases.................................................  $    3.7  $     5.2

         See notes to unaudited interim consolidated financial statements.

                               BLOCKBUSTER INC.

              NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

                                  (Unaudited)

                         (Tabular amounts in millions)

Note 1 -- Basis of Presentation

   Blockbuster Inc. and its subsidiaries (the "Company" or "Blockbuster") own, operate and franchise videocassette rental and sales stores in the United States and a number of foreign countries. The Company offers pre-recorded videocassettes primarily for rental and also offers titles for purchase on a "sell-through" (retail) basis. In addition, the Company offers video games for rental and sale and sells certain other entertainment-related merchandise.

   The consolidated financial statements and related notes for the nine month periods ended September 30, 1998 and 1999 and as of December 31, 1998 and September 30, 1999 have been prepared by the Company pursuant to the rules and regulations of the Securities and Exchange Commission ("SEC"). The consolidated financial statements for the periods prior to the Company's initial public offering discussed below (the "Offering") are presented on a carve-out basis and reflect the historical results of operations, financial position and cash flows of the Company, including entities owned by Blockbuster or purchased from affiliates of Viacom Inc. ("Viacom") in the case of certain of its international operations. In this context, no historical direct ownership relationship existed among the various entities comprising Blockbuster prior to the Offering; accordingly, Viacom and its subsidiaries' net investment in Blockbuster was included in Viacom's net equity investment in the consolidated financial statements.

   As a part of the reorganization transactions (discussed below), the Company purchased stock and/or assets from affiliates of Viacom with cash funded by a bank credit agreement or contributed by Viacom in order to acquire certain international operations of the Company. Advances from Viacom to Blockbuster to fund these operations were historically treated as intercompany notes in the accompanying consolidated financial statements. The difference between the recorded intercompany notes payable to Viacom and the ultimate amount of the purchase price for the stock or assets of these operations was recognized as an adjustment to stockholders' equity (see Note 4).

   Prior to the Offering, the following transactions were completed: (1) in late 1998, numerous U.S. subsidiaries of Viacom International Inc., a wholly owned subsidiary of Viacom, each of which were directly or indirectly involved in the Company's operations, were merged with and into the Company, (2) on December 31, 1998, the Company declared a $1.4 billion dividend payable to Viacom International Inc. which was reflected as an interest-bearing note in the accompanying December 31, 1998 consolidated balance sheet, (3) effective June 21, 1999, the Company entered into a term and revolving credit agreement with a syndicate of lenders which was used to repay debt owed to Viacom and to pay a portion of the purchase price to acquire certain international operations from affiliates of Viacom, (4) effective on or about June 23, 1999, the Company purchased certain international operations of the Company from affiliates of Viacom, (5) effective August 3, 1999, the Company was recapitalized with Class A common stock and Class B common stock of which 144,000,000 shares of Class B common stock were simultaneously issued to Viacom International Inc. in exchange for 100 shares of common stock of the Company (which represented all of the issued and outstanding common stock of the Company at that time) and, (6) effective on the Offering date, Blockbuster's intercompany cash transactions with Viacom were capitalized into Viacom's net equity investment.

   On August 10, 1999 the Company sold shares of Class A common stock to the public which began trading on the New York Stock Exchange on August 11, 1999. The Offering consisted of 31,000,000 shares of Class A common stock sold at a price to the public of $15 per share. Proceeds from the Offering aggregated $430.7 million, net of underwriting discounts and commissions of $22.1 million and Offering expenses of $12.2 million. The gross proceeds from the Offering, net of underwriting discounts and commissions, $442.9 million, were used to pay down the Company's short-term revolver due June 19, 2000 (see Note 6). Subsequent to the Offering,

                               BLOCKBUSTER INC.

                                  (Unaudited)

                         (Tabular dollars in millions)


Note 1 -- Basis of Presentation -- (continued)

through Viacom International Inc.'s ownership of 100 percent of the Company's Class B common stock, Viacom owns approximately 82 percent of the Company's common stock representing approximately 96 percent of the combined voting power of all classes of voting stock of Blockbuster. The holders of Class A and Class B common stock generally have identical rights, except that holders of Class A common stock are entitled to one vote per share while holders of Class B common stock are entitled to five votes per share on matters to be voted on by stockholders.

   In the opinion of management, the accompanying financial statements include all recurring adjustments and normal accruals necessary to present fairly the Company's financial position and its results of operations and cash flows for the dates and periods presented. Results for interim periods are not necessarily indicative of the results to be expected during the remainder of the current year or for any future period. All significant intercompany accounts and transactions have been eliminated in consolidation.

   These financial statements should be read in conjunction with the more detailed audited financial statements for the year ended December 31, 1998, included in the Company's prospectus dated August 10, 1999.

   Use of Estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   Net Income (Loss) Per Share

   Effective August 3, 1999, as discussed above, the Company was recapitalized to provide for Class A common stock and Class B common stock. In accordance with SEC Staff Accounting Bulletin No. 98, the capitalization of Class B common stock has been retroactively reflected for the purposes of presenting net income (loss) per share for the periods prior to the Offering.

   Unaudited pro forma basic and diluted net income (loss) per share includes the shares of both Class A and Class B common stock outstanding as of the date of the Offering. Unaudited pro forma basic and diluted net income (loss) per share are the same since the Company options granted in connection with the Offering have an exercise price equal to the initial offering price. Pro forma basic and diluted net income (loss) per share have been presented for the most recent interim period.

   Comprehensive Income (Loss)

   Comprehensive income (loss) for the nine months ended September 30 was as follows:

                                                           Nine Months Ended
                                                             September 30,
                                                           -------------------
                                                             1998       1999
                                                           ---------  --------
Net income (loss)......................................... $  (323.7) $  (62.4)
Foreign currency translation adjustment...................     (16.9)     12.2
                                                           ---------  --------
Total comprehensive income (loss)......................... $  (340.6) $  (50.2)
                                                           =========  ========

                               BLOCKBUSTER INC.

                                  (Unaudited)

                         (Tabular dollars in millions)


Note 2 -- Change in Accounting Method for Rental Library

   Effective April 1, 1998, Blockbuster adopted an accelerated method of amortizing its videocassette and game rental library. Blockbuster adopted this new method of amortization because it implemented a new business model, including revenue sharing agreements with Hollywood studios, which dramatically increased the number of videocassettes in the stores and is satisfying consumer demand over a shorter period of time. Revenue sharing allows Blockbuster to purchase videocassettes at a lower product cost than the traditional buying arrangements, with a percentage of the net rental revenues shared with the studios over a contractually determined period of time. As the new business model results in a greater proportion of rental revenue over a shorter period of time, Blockbuster changed its method of amortizing rental library in order to more closely match expenses in proportion with the anticipated revenues to be generated therefrom.

   Pursuant to the new accounting method, the Company records base stock videocassettes (generally less than five copies per title for each store) at cost and amortizes a portion of these costs on an accelerated basis over three months, generally to $8 per unit, with the remaining base stock videocassette cost amortized on a straight-line basis over 33 months to an estimated $4 salvage value. The cost of non-base stock videocassettes (generally greater than four copies per title for each store) are amortized on an accelerated basis over three months to an estimated $4 salvage value. Video games are amortized on an accelerated basis over a 12-month period to an estimated $10 salvage value. Revenue sharing payments are expensed when revenues are earned pursuant to the applicable contractual arrangements.

   The new method of accounting was applied to the rental library that was held at April 1, 1998. The adoption of the new method of amortization was accounted for as a change in accounting estimate effected by a change in accounting principle and, accordingly, the Company recorded a non-cash pre-tax charge of $424.3 million to cost of rental revenues in the second quarter of 1998. The charge represented an adjustment to the carrying value of the rental tapes due to the new method of accounting.

   The Company believes that the new amortization method developed for Blockbuster's new business model results in a better matching of revenue and expense recognition. Under the new model, cost of sales attributable to videocassettes is comprised of revenue sharing payments, which are expensed when the related revenue is recognized, amortization of product costs and residual values of previously viewed tapes and games upon sale.

   Prior to April 1, 1998, the videocassette rental library was recorded at cost and amortized over its estimated economic life. Base stock videocassettes (generally 1 to 4 copies per title for each store) were amortized over 36 months on a straight-line basis. Non-base stock videocassettes (generally the fifth and succeeding copies per title for each store) were amortized over six months on a straight-line basis. Video game library was amortized on a straight-line basis over a period of 12 to 24 months.

Note 3 -- Related Party Transactions

   Effective with the Offering, Blockbuster and Viacom have entered into a transition services agreement whereby Viacom is providing the Company with cash management, accounting, management information systems, legal, financial and tax services as well as employee benefit plan and insurance administration. These services may change upon agreement between Viacom and the Company. The fee for these services approximates Viacom's cost and could be subject to adjustment. The Company has agreed to pay or reimburse Viacom for any out-of-pocket payments, costs and expenses associated with these services. The services agreement expires upon

                               BLOCKBUSTER INC.

                                  (Unaudited)

                         (Tabular dollars in millions)


Note 3 -- Related Party Transactions -- (continued)

the closing of a split-off or similar transaction. Prior to the Offering the allocation of these expenses was generally based on actual costs incurred by Viacom. The charges for such services were $9.0 million and $7.7 million for the nine months ended September 30, 1998 and 1999, respectively.

   Viacom also pays certain insurance premiums on behalf of the Company. Insurance expense related to these premiums was $11.9 million and $9.1 million, respectively, for the nine months ended September 30, 1998 and 1999. Viacom also has a noncontributory defined benefit pension plan in which the Company's employees are covered and provides other employee benefits. The Company's employees participated in Viacom's 401(k) savings plan until April 1999. At that time the Company set up its own 401(k) savings plan that mirrors the Viacom 401(k) savings plan. The Company continues to invest matching contributions in Viacom's Class B common stock. Viacom has charged the Company $3.8 million and $4.2 million for pension and 401(k) savings plan expenses for the nine months ended September 30, 1998 and 1999, respectively.

   Viacom generally does not charge the Company interest on intercompany balances except for intercompany debt associated with certain foreign operations, the note associated with the $1.4 billion dividend payable to Viacom International Inc. and the notes associated with the acquisition of franchise operations discussed in Note 4. Interest expense related to intercompany debt for the nine months ended September 30, 1998 and 1999 was $5.6 million and $49.1 million, respectively. There was no related party interest expense for the three months ended September 30, 1999.

   The Company, through the normal course of business, is involved in transactions with companies owned by or affiliated with Viacom. The Company purchases certain videocassettes for rental and sale directly from Paramount Pictures Corporation. Total purchases were $86.2 million and $76.6 million, respectively, for the nine months ended September 30, 1998 and 1999. The Company also purchases certain home video games from Midway Games, Inc. Total amounts paid for purchases were $13.4 million and $9.8 million for the nine months ended September 30, 1998 and 1999, respectively.

   In conjunction with the sale by a related party of Blockbuster Music ("Music") to Wherehouse Entertainment, Inc. ("Wherehouse"), the Company assumed certain liabilities as a result of the disposition of Music with a corresponding reduction to Viacom's net equity investment. The nature of these liabilities was predominantly for obligations related to closed Music stores excluded from the sale and, to a lesser extent, certain transaction costs and various costs to complete the transition of operations from Music to Wherehouse. These liabilities at the date of assignment aggregated approximately $67 million of which $21.5 million remains in current liabilities at September 30, 1999.

   All other transactions with companies owned by or affiliated with Viacom did not have a material impact on the financial position or results of operations presented herein.

Note 4 -- Notes Payable to Viacom

   On December 31, 1998, the Company declared a cash dividend in the amount of $1.4 billion payable to Viacom International Inc. in the form of an interest-bearing promissory note. On January 24, 1999, Blockbuster

                               BLOCKBUSTER INC.

                                  (Unaudited)

                         (Tabular dollars in millions)


Note 4 -- Notes Payable to Viacom -- (continued)

acquired 69 stores from a franchisee which was funded with the proceeds of two notes payable to Viacom which approximated $77 million. These notes bore interest at LIBOR plus 1% and were repaid with proceeds from the Company's new credit agreement on or about June 23, 1999 as discussed in Note 6.

   On or about June 23, 1999, the Company purchased certain of its international operations from affiliates of Viacom. The total amount paid for the international operations was $222 million. Approximately $65 million of funds under the Company's new credit agreement, as discussed in Note 6, was used towards the purchase price. The remaining $157 million was paid with cash from Viacom and has been recognized as a capital contribution in Viacom's net equity investment.

Note 5 -- Sales of Store Operations

   During the nine months ended September 30, 1999, Blockbuster sold certain stores to franchisees for $14.9 million and $8.3 million as part of the Company's strategy to maintain an optimal mix of Company-operated and franchised stores. As a result of these sales, Blockbuster received $14.2 million and $4.7 million in cash and $0.7 million and $3.6 million in notes receivable and recognized gains of $6.0 million and $2.3 million, as a reduction of general and administrative expenses. The principal and accrued interest on the notes are due on June 30, 2000 and October 25, 2004, respectively and bear interest at prime plus 1% (8.250% at September 30, 1999) and 9%, respectively.

Note 6 -- Credit Agreement

   On June 21, 1999, Blockbuster entered into a $1.9 billion unsecured credit agreement (the "Blockbuster Credit Agreement") with a syndicate of banks. The Blockbuster Credit Agreement is comprised of a $700 million revolver due July 1, 2004, a $600 million term loan due in quarterly installments beginning April 1, 2002 and ending July 1, 2004, and a $600 million revolver due June 19, 2000, which was subsequently reduced with proceeds from the Offering as described below. Interest rates are based on the prime rate or LIBOR at Blockbuster's option at the time of borrowing. A varying commitment fee is charged on the unused amount of the revolver.

   The Blockbuster Credit Agreement contains covenants, which among other things, relate to the payment of dividends, repurchase of Blockbuster's common stock or other distributions and also require compliance with financial covenants with respect to a maximum leverage ratio and a minimum fixed charge ratio.

   On June 23, 1999, Blockbuster borrowed $1.6 billion, comprised of $400 million borrowed under the long-term revolver, $600 million borrowed under the term loan, and $600 million under the short-term revolver. The weighted average interest rate at September 30, 1999 for these borrowings was 7.2%. The proceeds of the borrowings were used to pay amounts owed to Viacom. Blockbuster has repaid $442.9 million of the short-term revolver through proceeds from the Offering. These proceeds permanently reduced Blockbuster's commitments under the Blockbuster Credit Agreement from $1.9 billion to approximately $1.46 billion.

Note 7 -- Commitments and Contingencies

   Certain leases transferred in connection with the sale of Music to Wherehouse had previously been guaranteed either by Viacom or its affiliates. The remaining lease terms expire on various dates through 2007. Blockbuster has agreed to indemnify Viacom with respect to any amount paid under these guarantees. At the

                               BLOCKBUSTER INC.

                                  (Unaudited)

                         (Tabular dollars in millions)


Note 7 -- Commitments and Contingencies -- (continued)

time of the sale, the contingent liability for base rent approximated $84 million, on an undiscounted basis, with respect to these guarantees. The Company has not recognized any reserves related to this contingent liability in the accompanying consolidated financial statements. If Wherehouse defaults, related losses could materially affect future operating income.

   Pursuant to a tax matters agreement entered into between the Company and Viacom effective as of the consummation of the Offering, the Company is generally responsible for, among other things, any taxes imposed on Viacom or its subsidiaries as a result of the split-off or other similar transaction failing to qualify as a tax-free transaction on account of any breach of the Company's representations or agreements or any action or failure to act by the Company or any transactions involving the Company's assets, stock or business (regardless of whether such transaction is within its control) following the split-off or similar transaction.

   On July 21, 1999, Ruben Loredo, doing business as Five Palms Video, purporting to act as a class representative on behalf of himself and all others similarly situated, filed a complaint in the District Court of Bexar County, Texas, against Blockbuster. Blockbuster removed the case to the United States District Court for the Western District of Texas, and the plaintiff has filed a motion to have the case remanded to the state court. The plaintiff asserts that by entering into and operating under the Company's revenue-sharing agreements, the Company has attempted to and conspired with the studios to monopolize and restrain competition in the market for the retail rental of videocassettes. The plaintiff is seeking triple the amount of his alleged actual damages and triple the amount of alleged actual damages of those similarly situated, under the Texas Free Enterprise and Antitrust Act. The dollar amount that the plaintiff is alleging as the actual damages to himself and those similarly situated is not set forth in his complaint. The Company believes that the plaintiff's position is completely without merit, and the Company intends to vigorously defend itself in the litigation.

   In addition, another party, purporting to act as a class representative on behalf of itself and all others similarly situated, filed a substantially similar complaint in the United States District Court for the Western District of Texas against Viacom and the studios' home video subsidiaries that have operated under these revenue-sharing agreements with Blockbuster. This plaintiff is seeking triple the amount of alleged actual damages to itself and triple the amount of alleged actual damages of those similarly situated, as well as preliminary and permanent injunctive relief prohibiting any unlawful attempt or conspiracy to monopolize the market for the retail rental of videocassettes. If Viacom is required to pay any damage award as a result of this litigation, Viacom may seek indemnification for its losses from the Company pursuant to the terms of a release and indemnification agreement entered into between the Company and Viacom effective as of the consummation of the Offering.

   The Company is a defendant from time to time in other lawsuits incidental to its business. Based on currently available information, the Company believes that resolution of these known contingencies would not have a material adverse impact on the Company's financial statements or liquidity. However, there can be no assurances that future costs would not be material to results of operations or liquidity of the Company for a particular period. In addition, the Company's estimates of future costs are subject to change as circumstances change and additional information becomes available during the course of litigation.

Note 8 -- Long-Term Management Incentive Plan

   On July 15, 1999, Blockbuster's Board of Directors adopted the 1999 Long-Term Management Incentive Plan (the "Plan") for the benefit of its employees and directors. The Company applies Accounting Principles

                               BLOCKBUSTER INC.

                                  (Unaudited)

                         (Tabular dollars in millions)


Note 8 -- Long-Term Management Incentive Plan -- (continued)

Board Opinion 25 "Accounting for Stock Issued to Employees" and related interpretations in accounting for its stock-based compensation plan. An aggregate of 25,000,000 shares of Class A common stock is reserved for issuance under the Plan, which provides for the issuance of stock-based incentive awards, including stock options to purchase shares of Class A common stock, stock appreciation rights, restricted shares of Class A common stock, restricted share units and phantom shares. Options to purchase 11,481,908 shares of Class A common stock were granted under the Plan effective as of August 11, 1999. The exercise price of these options was equal to the initial public offering price. The options will generally vest over a five year period beginning on the first anniversary of the date of the grant.

Note 9 -- Subsequent Events and Other Matters

   On October 20, 1999, the Board of Directors declared a cash dividend of $0.02 per share of Class A and Class B common stock, payable November 22, 1999, to stockholders of record at the close of business on November 1, 1999. The total dividend payment will approximate $3.5 million of which approximately $2.9 million will be paid to Viacom International Inc.

   On November 3, 1999 the Company and America Online, Inc. ("America Online") announced a three-year strategic alliance. As part of the agreement, America Online will make a $30 million investment, representing approximately 2.75% ownership, in Blockbuster.com that will be used for, among other things, joint development of broadband content and delivery. If an initial public offering of Blockbuster.com is not completed within 18 months of the closing of the transaction, America Online will have the option to recover its investment plus cost of capital.

   Viacom has announced that, subject to Viacom board approval, which will be based on an assessment of market conditions, and the receipt of a supplemental tax ruling from the Internal Revenue Service reflecting a proposed merger between Viacom and CBS Corporation ("CBS"), it intends to split-off Blockbuster by offering to exchange all of its shares of Blockbuster for shares of Viacom's common stock. Viacom has no obligation to effect the split-off either before or after the merger. Viacom has indicated that it cannot give any assurance as to whether or not or when the split-off will occur or as to the terms of the split-off if it does occur, or whether or not the split-off, if it does occur, will be tax-free.

                                  SCHEDULE A

                   TRANSACTIONS CONCERNING SHARES OF VIACOM
                       CLASS A AND CLASS B COMMON STOCK

   Neither Viacom, nor any of its subsidiaries, nor, to Viacom's knowledge, any of its executive officers or directors or associates of any of these companies, has engaged in any transaction involving shares of Viacom class A or class B common stock during the period of forty business days prior to the date of this document except for the following transactions by certain of Viacom's executive officers:

CLASS A COMMON STOCK

                                          NUMBER DESCRIPTION
                                DATE OF     OF       OF      PRICE PER
PERSON EFFECTING TRANSACTION  TRANSACTION SHARES TRANSACTION   SHARE
----------------------------  ----------- ------ ----------- ---------



CLASS B COMMON STOCK

                                          NUMBER DESCRIPTION
                                DATE OF     OF       OF      PRICE PER
PERSON EFFECTING TRANSACTION  TRANSACTION SHARES TRANSACTION   SHARE
----------------------------  ----------- ------ ----------- ---------


   Manually signed facsimile copies of the letter of transmittal will be accepted. The letter of transmittal, certificates for shares of Viacom class A or class B common stock and any other required documents should be sent or delivered by each Viacom shareholder or his or her broker, dealer, commercial bank, trust company or other nominee to the exchange agent at one of the following addresses:

     If by mail:        If by overnight courier:         If by hand:

                         If by facsimile transmission:
                       (For eligible institutions only)
                                (   )    -
                                      or
                                (   )    -
                         Facsimile confirmation number
                                (   )    -

   You may direct any questions and requests for assistance to the information agent or the dealer manager at their respective addresses and telephone numbers and locations listed below. Additional copies of this document, the letter of transmittal and other exchange offer material may be obtained from the information agent or the dealer manager listed below. You may also contact your broker, dealer, commercial bank or trust company for assistance concerning this exchange offer.

               The information agent for this exchange offer is:

                           United States and Canada

                                      or
                         Call Toll-Free (   )    -

                       Outside United States and Canada
                           (   )    -     (Collect)

                The dealer manager for this exchange offer is:

                                (   )    -

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS

   Section 145 of the Delaware General Corporation Law provides, in summary, that directors and officers of Delaware corporations are entitled, under certain circumstances, to be indemnified against all expenses and liabilities, including attorneys' fees, incurred by them as a result of suits brought against them in their capacity as a director or officer, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the company, and, with respect to any criminal action or proceeding, if they had no reasonable cause to believe their conduct was unlawful; provided that no indemnification may be made against expenses in respect of any claim, issue or matter as to which they shall have been adjudged to be liable to the company, unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, they are fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper. Any such indemnification may be made by the company only as authorized in each specific case upon a determination by the stockholders or disinterested directors that indemnification is proper because the indemnitee has met the applicable standard of conduct.

   The Registrant's Amended and Restated Certificate of Incorporation provides that to the fullest extent permitted by the laws of the State of Delaware, as the same may be amended from time to time, a director of the Registrant shall not be personally liable to the Registrant or its stockholders for monetary damages for breach of fiduciary duty as a director.

   The Registrant's Amended and Restated Certificate of Incorporation and Bylaws provide for indemnification of its directors and officers to the fullest extent permitted by Delaware law, as the same may be amended from time to time.

   In addition, the Registrant maintains liability insurance for its directors and officers.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) Exhibits.

   See the Exhibit Index.

(b) Financial Statement Schedules.

   The schedules have been omitted because of the absence of circumstances under which they could be required.

ITEM 22. UNDERTAKINGS

   The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, as amended (the "Securities Act"), each filing of the Registrant's annual report under Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") (and, where applicable, each filing of an employee benefit plan's annual report under Section 15(d) of the Exchange Act), that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

   Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant under the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

   The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the Prospectus-Offer to Exchange under Item 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of this Registration Statement through the date of responding to the request. The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in this Registration Statement when it becomes effective.

   The undersigned Registrant hereby undertakes:

      (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

        (a) To include any Prospectus-Offer to Exchange required by Section 10(a)(3) of the Securities Act;

        (b) To reflect in the Prospectus-Offer to Exchange any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of the Prospectus-Offer to Exchange filed with the Securities and Exchange Commission under Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration fee" table in the effective registration statement; and

        (c) To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement.

      (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has duly caused this Registration Statement on Form S-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in Dallas, Texas on December 14, 1999.

                                          BLOCKBUSTER INC.

                                          By:  /s/ Edward B. Stead
                                             ----------------------------------
                                                  Edward B. Stead
                                                  Executive Vice President,
                                                  General Counsel and
                                                  Secretary

                               POWER OF ATTORNEY

   The undersigned Directors and Officers of Blockbuster Inc. hereby constitute and appoint Edward B. Stead as true and lawful attorney-in-fact for the undersigned, with full power of substitution and resubstitution, for and in the name, place and stead of the undersigned, to sign and file with the Securities and Exchange Commission under the Securities Act of 1933, as amended (the "Securities Act"), any and all amendments (including post-effective amendments) and exhibits to this Registration Statement, any related registration statement and its amendments and exhibits filed pursuant to Rule 462(b) under the Securities Act and any and all applications and other documents to be filed with the Securities and Exchange Commission pertaining to the registration of the securities covered hereby or under any related registration statement or any amendment hereto or thereto, with full power and authority to do and perform each and every act and thing requisite and necessary or desirable, hereby ratifying and confirming all that such attorney-in-fact or its substitute shall lawfully do or cause to be done by virtue hereof.

   Pursuant to the requirements of the Securities Act, this Registration Statement has been signed below by the following persons in the capacities indicated.

              Signature                          Title                   Date
              ---------                          -----                   ----
       /s/ John F. Antioco             Chairman, President and     December 14, 1999
______________________________________  Chief Executive Officer
           John F. Antioco


        /s/ Larry J. Zine              Executive Vice President,   December 14, 1999
______________________________________  Chief Financial Officer
            Larry J. Zine               and Chief Accounting
                                        Officer

      /s/ Philippe P. Dauman           Director                    December 14, 1999
______________________________________
          Philippe P. Dauman


       /s/ Thomas E. Dooley            Director                    December 14, 1999
______________________________________
           Thomas E. Dooley


         /s/ Linda Griego              Director                    December 14, 1999
______________________________________
             Linda Griego


       /s/ John L. Muething            Director                    December 14, 1999
______________________________________
           John L. Muething


     /s/ Sumner M. Redstone            Director                    December 14, 1999
______________________________________
          Sumner M. Redstone

                                 EXHIBIT INDEX

   Exhibit
   Number                          Description of Exhibit
 ----------- ------------------------------------------------------------------
   *****3.1  Amended and Restated Certificate of Incorporation of the
             Registrant.

    ****3.2  Bylaws of the Registrant.

     ***4.1  Specimen of the certificate representing the class A common stock.

       *5.1 Opinion of Shearman & Sterling as to the legality of the class A common stock.

       *8.1 Opinion of Paul, Weiss, Rifkind, Wharton & Garrison regarding tax matters.

 ******10.1  Initial Public Offering and Split-Off Agreement among the
             Registrant, Viacom International Inc.
             and Viacom Inc.

 ******10.2  Release and Indemnification Agreement between the Registrant and
             Viacom Inc.

 ******10.3  Transition Services Agreement between the Registrant and Viacom
             Inc.

 ******10.4  Registration Rights Agreement between the Registrant and Viacom
             Inc.

 ******10.5  Tax Matters Agreement between the Registrant and Viacom Inc.

  ****+10.6  Revenue-Sharing Agreement, dated as of November 21, 1997, between the Registrant and Buena Vista Home Entertainment, Inc.

  ****+10.7  Revenue-Sharing Agreement, dated as of September 29, 1998, between the Registrant and Twentieth Century Fox Home Entertainment, Inc.

  ****+10.8  Revenue-Sharing Agreement, dated as of August 25, 1998, between the Registrant and Columbia TriStar Home Video, Inc.

  ****+10.9  Direct Revenue-Sharing Adjustable License Agreement, dated as of
             October 13, 1998, between the Registrant and Universal Studios
             Home Video.

  ****+10.10 Revenue-Sharing Agreement, dated as of January 20, 1999, between the Registrant and Warner Home Video, a division of Time Warner
             Entertainment Company, L.P.

  ****+10.11 Revenue-Sharing Term Sheet, dated as of July 29, 1999, between the
             Registrant and Paramount Home Video.

   ****10.12 Employment Agreement between the Registrant and John F. Antioco, dated July 15, 1999.

   ****10.13 Employment Agreement between Blockbuster Entertainment Group, a business unit of Viacom Inc., and Jim Notarnicola, dated June 1,
             1998.

   ****10.14 Employment Agreement between Blockbuster Entertainment Group, a business unit of Viacom Inc., and Edward B. Stead, dated September
             2, 1997.

   ****10.15 Amendment to the Employment Agreement between Blockbuster
             Entertainment Group, a business unit of Viacom Inc., and Edward B.
             Stead, dated December 1, 1998.

  Exhibit
   Number                          Description of Exhibit
 ---------- -------------------------------------------------------------------
  ****10.16 Employment Agreement between Blockbuster Entertainment Group, a business unit of Viacom Inc., and Nigel Travis, dated June 1, 1998.

  ****10.17 Amendment to the Employment Agreement between Blockbuster
            Entertainment Group, a business unit of Viacom Inc., and Nigel
            Travis, dated December 1, 1998.

 *****10.18 Blockbuster Inc. 1999 Long-Term Management Incentive Plan.

  ****10.19 Blockbuster Inc. Senior Executive Short-Term Incentive Plan.

    **10.20 Credit Agreement, dated as of June 21, 1999, between the Registrant and the banks named therein.

     *10.21 Promotional Services and Customer Database Services and License
            Agreement between the Registrant and MTV Networks, a division of Viacom International Inc.

  ****21.1  List of Subsidiaries of the Registrant.

      23.1  Consent of PricewaterhouseCoopers LLP.

      23.2  Consent of PricewaterhouseCoopers LLP.

      23.3  Consent of KPMG LLP.

      23.4  Consent of Arthur Andersen LLP.

     *23.5  Consent of Shearman & Sterling (included in its opinion in Exhibit
            5.1).

     *23.6 Consent of Paul, Weiss, Rifkind, Wharton & Garrison (included in its opinion in Exhibit 8.1).

      24.1  Power of Attorney (included on signature page of this Registration
            Statement).

     *27.1  Financial Data Schedule (June 30, 1999).

     *99.1  Form of letter of transmittal.

     *99.2  Form of notice of guaranteed delivery.

     *99.3 Form of letter from the dealer manager to brokers, dealers, commercial banks, trust companies and other nominees.

     *99.4 Form of letter to clients for use by brokers, dealers, commercial banks, trust companies and other nominees.

     *99.5 Form of letters from trustees or administrators of investment plans of Viacom or affiliates of Viacom.


--------

      * To be filed by amendment.

     ** Incorporated by reference to the Registrant's Amendment No. 2 to the Registration Statement on Form S-1 filed with the Securities and Exchange Commission on July 2, 1999.

    *** Incorporated by reference to the Registrant's Amendment No. 3 to the Registration Statement on Form S-1 filed with the Securities and Exchange Commission on July 19, 1999.

   **** Incorporated by reference to the Registrant's Amendment No. 4 to the Registration Statement on Form S-1 filed with the Securities and Exchange Commission on July 30, 1999.

  ***** Incorporated by reference to the Registrant's Amendment No. 5 to the Registration Statement on Form S-1 filed with the Securities and Exchange Commission on August 3, 1999.

 ****** Incorporated by reference to the Registrant's Quarterly Report on Form
        10-Q for the quarter ended September 30, 1999 filed with the Securities and Exchange Commission on November 15, 1999.

      + Exhibits for which the Registrant has received confidential treatment for certain portions. The confidential material in such exhibits has been redacted and separately filed with the Securities and Exchange
        Commission as part of its Registration Statement on Form S-1, as amended.